Form 10KSB, Exhibit 13
period 2003-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2004-03-29
CIK 1243496

                                   EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS

                                FLATBUSH FEDERAL
                                 BANCORP, INC.


                               2003 Annual Report




                                ART WORK OMITTED

CONTENTS
--------------------------------------------------------------------------------

Letter from the President .................................................    1

Selected Consolidated Financial Information And Other Data ................    2

Management Discussion and Analysis ........................................    4

Management Responsibility Statement .......................................   12

Independent Auditors' Report ..............................................   13

Financial Statements

      Consolidated Statements of Financial Condition ......................   14

      Consolidated Statements of Income ...................................   15

      Consolidated Statements of Changes in
      Stockholders' Equity ................................................   16

      Consolidated Statements of Cash Flows ...............................   17

      Notes to Consolidated Financial Statements ..........................   18

Directors and Executive Officers ..........................................   37

Shareholder Information ...................................................   38

Market Information ........................................................   39

--------------------------------------------------------------------------------


                      VISIT OUR WEBSITE AT WWW.FLATBUSH.COM
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

DEAR SHAREHOLDER:


[PHOTO OMITTED]

I am pleased to welcome you into the Flatbush Federal Bancorp family. Working together, we can better serve our community and make our individual dreams of a better tomorrow come true.

Our first Annual Report follows:

Senior management presented your Board of Directors with several strategic goals in early 2003, one of which was to consider alternative ownership strategies as a means of financing corporate growth. After lengthy deliberations, concepts solidified and the Board decided to reorganize into a mutual holding company and to offer our depositors an opportunity to invest in our future. The reorganization and our initial public offering were completed on October 21, 2003, and the Company began trading on the Over-the-Counter Bulletin Board. Some $7.1 million was added to capital in net proceeds from the offering, and Flatbush Federal Bancorp, Inc. now trades under the symbol "FLTB". This reorganization both strengthened our competitive position by providing additional capital to support Flatbush Federal's lending activities - and hopefully broadened our customer base.

Flatbush Federal's outstanding employee team is the key to its success. Accordingly, I wish to acknowledge the performance of our officers and staff who take special pride in providing our local neighborhoods with the high levels of personal services expected from a community bank. This motivation to perform well is fueled by their ownership position in "FLTB" through participation in our Employee Stock Ownership Plan that was created in the reorganization. Thus, we all have a common interest in increasing the value of the Flatbush Federal Bancorp franchise.

There was no pause in our R&D activities during this transitional period between the change in our form of ownership. Our in-house development group continues to conduct Beta Testing on new services such as internet banking, debit cards and traditional credit cards, and we will consider bringing these new products to market if economic conditions appear favorable later this year.

While the Company's common stock was initially offered at $8.00 per share, it quickly moved upward to the $16.00 level before settling back to a $13.10 closing price on the first day of trading. As of fiscal year-end December 31, 2003, our common stock closed at the $12.75 per share level, a 59.4% increase from the original offering price.

Your Directors are committed to pursue a business plan that will continue to deliver value to our shareholders, while adding to the franchise value of our company. As we move on into our initial year as a public corporation, our mission will remain focused on fostering a sense of community pride through personal service, local decision making, and continued participation with our neighbors in community activities. In doing so, we plan to prudently utilize the capital our shareholders have committed to our care as we seek to expand our core business.

Our Directors, management and staff thank you for your support and confidence in our new venture. Both are appreciated.

                                              Sincerely,

                                              /s/ Anthony J. Monteverdi

                                              Anthony J. Monteverdi

                                              PRESIDENT & CEO


                                       1                      [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following information is derived from the audited consolidated financial statements of Flatbush Federal Bancorp, Inc. For additional information about Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association, a more detailed presentation is made in the "Management's Discussion and Analysis", the Consolidated Financial Statements of Flatbush Federal Bancorp, Inc. and other related notes included in this Annual Report.


SELECTED FINANCIAL CONDITION DATA:
(IN THOUSANDS)

                                                                                     At December 31,
                                                                            ----------------------------------
                                                                               2003                      2002
                                                                            ---------                  ---------
Total assets ...........................................................    $ 142,937                  $ 141,474
Loans receivable, net (1) ..............................................       90,571                     90,276
Investment securities (2) ..............................................       14,212                     33,855
Mortgage-backed securities (2) .........................................        5,521                      2,002
Cash and Cash Equivalents ..............................................       29,260                     12,230
Deposits ...............................................................      126,032                    131,338
Stockholders' equity - substantially restricted ........................       15,625                      8,371

----------------------------------
(1) NET OF ALLOWANCE FOR LOAN LOSSES AND DEFERRED LOAN FEES
(2) MORTGAGE-BACKED SECURITIES AND INVESTMENT SECURITIES ARE CLASSIFIED AS HELD TO MATURITY

SELECTED OPERATING DATA:
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                For the Year Ended
                                                                                   December 31,
                                                                        ---------------------------------
                                                                          2003                      2002
                                                                        -------                    -------
Total Interest Income ..............................................    $ 6,723                    $ 7,646
Total Interest Expense .............................................      2,271                      2,804
                                                                        -------                     ------
   Net Interest Income .............................................      4,452                      4,842
Provision for loan losses ..........................................         (8)                        (3)

Non-interest Income ................................................        284                        310
Non-interest Expense ...............................................      4,570                      4,559
Income Taxes .......................................................         77                        260
                                                                        -------                     ------
Net Income .........................................................    $    81                     $  330
                                                                        -------                     ------
Net Income per Share ...............................................    $  0.04                       N/A
                                                                        =======                     ======

-----------------------------
N/A -- NOT APPLICABLE

                                       2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


SELECTED FINANCIAL RATIOS AND OTHER DATA:


                                                                                      At or for the Year
                                                                                      Ended December 31,
                                                                               -------------------------------
                                                                               2003                      2002
                                                                               -----                    ------
PERFORMANCE RATIOS:
Return on average assets (1) .............................................     0.05%                    0.25%
Return on average equity .................................................     0.78%                    3.89%
Net yield on average interest-earning assets .............................     4.68%                    5.98%
Net interest rate spread (2) .............................................     2.85%                    3.61%
Net interest margin (3) ..................................................     3.10%                    3.79%
Average interest-earning assets to average interest-
   bearing liabilities ...................................................     1.16x                    1.08x

CAPITAL RATIOS:
Average retained earnings to average assets ..............................     6.96%                    6.39%
Tier 1 core ratio (to adjusted total assets) .............................    10.23%                    5.92%
Total risk based capital ratio ...........................................    24.27%                   15.53%

ASSET QUALITY RATIOS:
Allowance for loan losses to gross loan outstanding ......................     0.20%                    0.19%
Non-performing loans to total assets .....................................     0.03%                    0.24%

OTHER DATA:
Number of full-service offices ...........................................        3                        3

----------------------------------
(1) RATIO OF NET INCOME TO AVERAGE TOTAL ASSETS.
(2) THE DIFFERENCE BETWEEN THE YIELD ON AVERAGE INTEREST-EARNING ASSETS AND THE COST OF AVERAGE INTEREST-BEARING LIABILITIES.
(3) NET INTEREST INCOME DIVIDED BY AVERAGE INTEREST-EARNING ASSETS.


                                       3                      [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

Flatbush Federal Bancorp, Inc. is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association. Our principal asset is our investment in Flatbush Federal Savings & Loan Association. We are a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. In connection with the reorganization, we sold 1,087,756 shares of our common stock and issued 1,226,619 shares to our mutual holding company parent. The net proceeds from our stock offering totaled $7.1 million. At December 31, 2003, Flatbush Federal Bancorp, Inc. had consolidated assets of $142.9 million, deposits of $126.0 million and shareholders' equity of $15.6 million.


GENERAL

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts and time deposits. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of fees and service charges, gains on the sale of loans and miscellaneous other income (consisting of fees charged on loans guaranteed by the Small Business Administration, minimum balances, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks). Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing and deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses). Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.


CRITICAL ACCOUNTING POLICIES

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: Allowance for loan losses and deferred income taxes.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for Flatbush Federal.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The analysis has two components: specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves we have established which could have a material negative effect on our financial results.

DEFERRED INCOME TAXES. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

COMPARISON OF FINANCIAL CONDITION AT
DECEMBER 31, 2003 AND 2002

The Company's assets as of December 31, 2003 were $142.9 million, an increase of $1.5 million or 1% from $141.4 million at December 31, 2002. Net loans receivable increased 0.30% to $90.6 million at December 31, 2003 from $90.3 million at December 31, 2002. Mortgage-backed securities increased $3.5 million to $5.5 million at December 31, 2003 from $2 million in 2002. Investment securities decreased by $19.7 million, or 58% to $14.2 million in 2003 from $33.9 million in 2002. In 2003, the Association experienced high volumes of prepayments from investments and loans, which resulted in cash and cash equivalents increasing by $17 million to $29.2 million at December 31, 2003, up from $12.2 million at December 31, 2002. Net proceeds of $7.1 million from the reorganization and offering also contributed to the increase in cash and cash equivalents. During the period of historically low interest rates in 2003, management opted to maintain a high level of its assets in liquid investments rather than in long-term investments and loans.

Total deposits decreased $5.3 million to $126.0 million at December 31, 2003 from $131.3 million as of December 31, 2002. $2.3 million of the decline represented deposits that were used to purchase common stock in our offering.

Total stockholders' equity increased $7.2 million to $15.6 million at December 31, 2003 from $8.4 million at December 31, 2002. The increase primarily reflects net proceeds from the offering of $7.1 million, a decrease in other comprehensive loss by $145,000 and net income of $81,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS
ENDED DECEMBER 31, 2003 AND 2002

GENERAL. Net income decreased by $249,000, or 75.45% to $81,000 for the year ended December 31, 2003 from $330,000 for the year ended December 31, 2002. The declining interest rate environment significantly affected the Association's net interest income as long-term, higher yielding investments repaid and repriced downward and loans originated or refinanced at lower rates.

INTEREST INCOME. Interest income decreased by $923,000, or 12.07% to $6.7 million for the year ended December 31, 2003, from $7.6 million for the year ended December 31, 2002. The decrease in interest income resulted primarily from the decrease of $1.1 million in interest income from loans, partially offset by increases of $171,000 from investment securities, $24,000 from mortgage-backed securities and $18,000 from other interest earning assets. The decrease in interest income was attributable to a 130 basis point decrease in the average yield on interest earning assets to 4.68% for the year ended December 31, 2003 from 5.98% for the year ended December 31, 2002. Partially offsetting the decrease in the average yield was a $15.9 million, or 12.40% increase in the average balance of interest-earning assets to $143.8 million from $127.9 million.

Interest income from loans receivable decreased $1.1 million, or 16.49% to $5.8 million for the year ended December 31, 2003 from $6.9 million for the year ended December 31, 2002. The decrease was due to a $7.5 million decrease in the average balance of loans receivable during 2003 to $86.7 million from $94.2 million, as well as a decrease in the average yield to 6.64% from 7.31%. Interest income for investment securities increased $171,000, or 59.38% to $459,000 for the year ended December 31, 2003, from $288,000 for the year ended December 31, 2002. The increase resulted from the higher average balance in investment securities to $19.8 million at an average yield of 2.32% from $11.9 million at an average yield of 2.40%. Interest income from mortgage-backed securities increased by $24,000, or 14.91% to $185,000 for the year ended December 31, 2003 from $161,000 for the year ended December 31, 2002. The increase resulted from a higher average balance of $3.4 million with an average yield of 5.46% in 2003 from an average balance of $2.4 million with an average yield of 6.67% in 2002. Income from other interest earning assets increased by $19,000, or 6.25% to $323,000 for the year ended December 31, 2003 from $304,000 for the year ended December 31, 2002. The increase was due to a higher average balance of $33.8 million with an average yield of 0.95% in 2003 from an average balance of $19.2 million with an average yield of 1.58% in 2002. The decrease in average yields reflect the significant decline in market interest rates during 2003. In addition, we continue to maintain a significant portion of our earning assets in lower yielding but more liquid assets.

INTEREST EXPENSE. Total interest expense decreased $533,000, or 19% to $2.3 million for 2003 from $2.8 million for 2002. The decrease in interest expense resulted from a decrease in the average cost of deposits to 1.83% from 2.37%, reflecting lower market interest rates during 2003, which was partially offset by a $5.9 million increase in the average balance of interest bearing liabilities. The average balance on certificates of deposit

                                       5                      [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

increased by $6 million to $77 million with an average cost of 2.62% in 2003, as compared with an average balance of $71 million with an average cost of 3.22% in 2002. The average balance for savings and club accounts remained unchanged at $47 million. However, the average cost of such deposits decreased to 0.55% in 2003 from 1.10% in 2002. The average balance of interest bearing demand deposits increased to $500,000 with an average cost of 0.40% in 2003 from $406,000 with an average cost of 0.99% in 2002.

NET INTEREST INCOME. Net interest income decreased $391,000, or 8.08% to $4.4 million for 2003 from $4.8 million for 2002. The decline was primarily the result of more rapid repricing of interest earning assets as compared to the decline in the cost of our interest bearing liabilities in the current low interest rate environment. In addition, a significant portion of our earning assets are invested in lower yielding but more liquid assets. Our interest rate spread decreased by 76 basis points to 2.85% in 2003 from 3.61% in 2002. Our interest margin decreased by 69 basis points to 3.10% in 2003 from 3.79% in 2002.

PROVISION FOR LOAN LOSSES. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision of $8,000 for the year ended December 31, 2003, as compared to a provision of $3,000 for the year ended December 31, 2002. Our provision for loan losses was established to address probable and estimable losses in our SBA and credit card loan portfolio. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $180,000, or 0.19% of loans outstanding at December 31, 2003, as compared with $174,000, or 0.19% of loans outstanding at December 31, 2002. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make adjustments to the allowance based on its judgments about information available to it at the time of its examination.

NON-INTEREST INCOME. Non-interest income decreased by $26,000, or 8.39% to $284,000 in 2003 from $310,000 in 2002. The decline was partially caused by the $12,000 decrease in the gain on sale of loans. In 2003, the Association experienced diminished activity in fee generating transactions resulting in a decrease of $14,000 in fees, service charges and miscellaneous non-interest income.

NON-INTEREST EXPENSE. Non-interest expense increased by $10,000 to $4.57 million in 2003 from $4.56 million in 2002. Salary and benefits increased by $110,000 to $2.7 million in 2003 from $2.6 million in 2002. The increase included a $14,000 ESOP expense for year ended 2003. Occupancy expenses increased by $34,000 to $475,000 from $441,000, director compensation increased $1,000 to $135,000 from $134,000 and insurance premiums increased $5,000 to $161,000 from $156,000. As an offset, legal expenses decreased by $121,000 to $2,000 in 2003 from $123,000 in 2002, equipment expenses decreased $13,000 to $602,000 from $615,000 and other non-interest expenses decreased $10,000 to $502,000 from $512,000.

INCOME TAX EXPENSE. The provision for income taxes decreased to $77,000 in 2003 from $260,000 in 2002. The decrease in the income tax expense is primarily due to our lower level of income before taxes of $158,000 in 2003 compared with $590,000 in 2002.


AVERAGE BALANCE SHEET

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The amortization of loan fees is included in computing interest income; however, such fees are not material.

                                       6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------------------------------
                                        AT DECEMBER 31, 2003                  2003                              2002
                                       ----------------------   -------------------------------   ----------------------------------
                                                                  AVERAGE     INTEREST               AVERAGE    INTEREST
                                       OUTSTANDING      YIELD   OUTSTANDING    EARNED/   YIELD/   OUTSTANDING   EARNED/       YIELD/
                                         BALANCE        RATE       BALANCE      PAID      RATE       BALANCE      PAID         RATE
                                       ------------     -----   -----------   --------    -----   ------------  --------      ------
                                                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans receivable (1) .............    $ 90,571       6.16%    $ 86,700     $ 5,756     6.64%     $ 94,232    $ 6,893        7.31%
   Mortgage-backed securities .......       5,521       5.20%       3,390         185     5.46%        2,412        161        6.67%
   Investment securities (2) ........      14,212       4.15%      19,826         459     2.32%       11,983        288        2.40%
   Other interest-earning assets (3)       25,619       0.88%      33,836         323     0.95%       19,262        304        1.58%
                                         --------                --------     -------               --------    -------
     Total interest-earning assets ..     135,923       4.91%     143,752       6,723     4.68%      127,889      7,646        5.98%
                                                                              -------                           -------
Non-interest earning assets .........       7,014                   5,344                              4,899
                                         --------                --------                           --------
     Total assets ...................    $142,937                $149,096                           $132,788
                                         ========                ========                           ========
Interest-bearing liabilities:
   NOW accounts .....................    $    551       0.30%    $    494     $     2     0.40%     $    406    $     4        0.99%
   Savings and club .................      45,925       0.31%      47,071         257     0.55%       47,231        518        1.10%
   Certificates of deposit ..........      73,921       2.47%      76,865       2,012     2.62%       70,802      2,282        3.22%
                                         --------                --------     -------               --------    -------
     Total interest-bearing
       Liabilities ..................     120,397       1.88%     124,430       2,271     1.83%      118,439      2,804        2.37%
                                         --------                --------     -------               --------    -------
Non-interest bearing liabilities:
   Demand deposit ...................       5,635                  12,450                              3,966
   Other liabilities ................       1,280                   1,846                              1,896
                                         --------                --------                           --------
     Total non-interest-bearing
       Liabilities ..................       6,915                  14,296                              5,862
                                         --------                --------                           --------
     Total liabilities ..............     127,312                 138,726                            124,301
Retained earnings ...................      15,625                  10,370                              8,487
                                         --------                --------                           --------
Total liabilities and equity ........    $142,937                $149,096                           $132,788
                                         ========                ========                           ========
Net interest income .................                                           4,452                             4,842
                                                                              =======                           =======
Interest rate spread (4) ............                   3.03%                             2.85%                                3.61%
                                                        =====                             =====                                =====
Net interest-earning assets .........    $ 15,526                $ 19,322                           $  9,450
                                         ========                ========                           ========
Net interest margin (5) .............                                                     3.10%                                3.79%
                                                                                          =====                                =====
Ratio of interest earning assets to
   interest bearing liabilities .....                                           1.16x                             1.08x
                                                                              =======                           =======

-------------------------------
(1) LOANS RECEIVABLE ARE NET OF THE ALLOWANCE FOR LOAN LOSSES.
(2) NONE OF THE REPORTED INCOME IS EXEMPT FROM FEDERAL INCOME TAXES. THERE IS A PARTIAL EXEMPTION FROM STATE AND CITY INCOME TAXES FOR 22.5% OF INCOME DERIVED FROM UNITED STATES GOVERNMENT SECURITIES.
(3) INCLUDES STOCK IN FEDERAL HOME LOAN BANK OF NEW YORK.
(4) NET INTEREST RATE SPREAD REPRESENTS THE DIFFERENCE BETWEEN THE YIELD ON INTEREST EARNING ASSETS AND THE AVERAGE COST OF INTEREST BEARING LIABILITIES.
(5) NET INTEREST MARGIN REPRESENTS NET INTEREST INCOME AS A PERCENTAGE OF INTEREST EARNING ASSETS.


                                       7                      [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

RATE/VOLUME ANALYSIS

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to changes in outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                        Years Ended December 31,
                                                          -----------------------------------------------
                                                                            2003 vs. 2002
                                                          -----------------------------------------------
                                                            Increase/(Decrease)
                                                                   Due to                        Total
                                                          -------------------------             Increase
                                                          Volume              Rate             (Decrease)
                                                          ------              -----            ----------
                                                                         (IN THOUSANDS)
Interest income:
   Loans receivable ................................      $ (531)             $(606)            $(1137)
   Mortgage-backed securities ......................          57                (33)                24
   Investment securities ...........................         181                (10)               171
   Other interest-earning assets ...................         171               (152)                19
                                                          ------              -----             ------
     Total interest income .........................        (122)              (801)              (923)
                                                          ------              -----             ------
Interest expense:
   Demand deposits .................................           1                 (3)                (2)
   Passbook and club accounts ......................          (2)              (259)              (261)
   Certificates of deposits ........................         183               (453)              (270)
                                                          ------              -----             ------
     Total interest expense ........................         182               (715)              (533)
                                                          ------              -----             ------
Net interest income ................................      $ (304)             $ (86)            $ (390)
                                                          ======              =====             ======

MANAGEMENT OF MARKET RISK

GENERAL. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review our asset/liability policies and interest rate risk position.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents and short-term United States Treasury securities; and (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans, construction loans, home equity loans and Small Business Administration loans. By investing in short-term, liquid

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

instruments, we believe we are better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of declining interest rates, our strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments. The net proceeds from the offering will increase our capital and provide management with greater flexibility to manage its interest rate risk. In particular, management intends to leverage the capital Flatbush Federal receives to increase its earnings assets. Management intends to lengthen the maturity of its earning assets, which in turn should result in a higher yielding portfolio of earning assets.

NET PORTFOLIO VALUE. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, we did not receive a NPV calculation for an interest rate decrease of greater than 100 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of December 31, 2003 an interest rate sensitivity report of net portfolio value and the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.


                                                                                    Net Portfolio Value as a Percentage
                                    Net Portfolio Value                                 of Present Value of Assets
   Change in           --------------------------------------------------           ----------------------------------
Interest Rates         Estimated          Amount of            Percent of                             Change in Basis
(basis points)            NPV              Change               Change               NPV Ratio             Points
---------------        ---------          ---------            ----------            ----------       ---------------
                                              (DOLLARS IN THOUSANDS)
     +300              14,445              (7,000)                 (33%)              10.25%         -395 basis points
     +200              16,901              (4,543)                 (21%)              11.70%         -249 basis points
     +100              19,291              (2,154)                 (10%)              13.05%         -115 basis points
        0              21,445                  --                   --                14.20%                       --
     -100              22,609               1,164                    5%               14.74%          +55 basis points


The table above indicates that at December 31, 2003, in the event of a 100 basis point decrease in interest rates, we would experience a 5% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 21% decrease in net portfolio value. During recent years our interest rate risk management policy has emphasized maintaining a significant percentage of our assets in highly liquid, interest-earning assets and shorter-term securities. The effects of this policy has been to reduce our level of net interest income. We have been willing to accept reduced levels of income in order to position Flatbush Federal to be able to reinvest our assets in longer-term, high yielding investments once interest rates begin to rise.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the


                                       9                      [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

LIQUIDITY. We maintain liquid assets at levels we consider adequate to meet our liquidity needs. Our liquidity ratio averaged 35.23 % for the year ended December 31, 2003. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, we also adjust liquidity to meet asset and liability management objectives. At December 31, 2003, cash and cash equivalents totaled $29.3 million.

Our primary sources of liquidity are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A significant portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2003, $29.3 million of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2003, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $5.3 million to $126.0 million at December 31, 2003 from $131.3 million as of December 31, 2002. $2.3 million of the decline were deposits that were used to purchase common stock in our offering. An additional $3 million deposit outflow was attributed to competitive rates and other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provide an additional source of funds. At December 31 2003, we had no advances from the Federal Home Loan Bank of New York, but we had an available borrowing limit of $59.1 million.

At December 31, 2003, we had outstanding commitments to originate loans of $2.4 million. At December 31, 2003, certificates of deposit scheduled to mature in less than one year totaled $43.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain our level of assets. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal. We intend to utilize our high levels of liquidity to fund our lending activities.

 The tables below set forth, as of December 31, 2003, outstanding loan commitments and maturities of certificates of deposits:

                                      Schedule of Loan
                                         Commitments
                                      DECEMBER 31, 2003
                                       (IN THOUSANDS)
                                      -----------------
One year or less ................         $ 2,400
After one to three years ........               0
After three years ...............               0
                                          -------
Total ...........................         $ 2,400
                                          =======


                                   Schedule of Maturities
                                 of Certificates of Deposit
                                      DECEMBER 31, 2003
                                       (IN THOUSANDS)
                                 --------------------------
One year or less .............            $43,933
After one to three years .....              9,737
After three years ............             16,289
                                          -------
Total ........................            $69,959
                                          =======

--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS


At December 31, 2003, the minimum rental commitments under all noncancellable leases with initial or remaining terms of one year or more are as follows:

                                     Schedule of Lease
                                         Commitments
                                      DECEMBER 31, 2003
                                       (IN THOUSANDS)
                                     ------------------
                                            Rent
                                     --------------------

One year or less ................           $ 157
After one to three years ........             278
After three years ...............             209
                                            -----
Total ...........................           $ 644
                                            =====

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.




                                       11                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------
                                                               FEBRUARY 26, 2004

                       MANAGEMENT RESPONSIBILITY STATEMENT


Management of Flatbush Federal Bancorp, Inc. and subsidiaries is responsible for the preparation of the consolidated financial statements and all other financial information included in this report. Consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. All financial information included in the report agrees with the financial statements. In preparing the financial statements, management makes informed estimates and judgments with consideration given to materiality, about the expected results of various events and transactions.

Management maintains a system of internal accounting control that includes personnel selection, appropriate division of responsibilities and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the costs of systems of internal control and the benefits derived.

Management reviews and modifies its systems of accounting and internal control in light of changes in condition and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors is responsible for determining that management fulfills its responsibilities in the preparation of consolidated financial statements and the control of operation. The Board appoints the independent certified public accountants.

The Board meets with management and the independent certified public accountants to approve the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.

Sincerely,

/s/ Anthony J. Monteverdi,                    /s/ Jesus R. Adia, Jr.,

Anthony J. Monteverdi,                        Jesus R. Adia, Jr.,
PRESIDENT & C.E.O.                            EXEC. VICE PRESIDENT


                                       12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT


To The Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                              Radics & Co., LLP


February 26, 2004
Pine Brook, New Jersey

                                       13                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                        December 31,
                                                                                             --------------------------------
                                                                           Notes                 2003               2002
                                                                          --------           ------------        ------------
ASSETS
Cash and amounts due from depository institutions ..............                             $  4,468,212        $  3,895,516
Interest-earning deposits in other banks .......................                               11,791,493           2,134,379
Federal funds sold .............................................                               13,000,000           6,200,000
                                                                                             ------------        ------------
        Cash and cash equivalents ..............................          2 and 15             29,259,705          12,229,895
Investment securities held to maturity .........................         2, 3 and 15           14,211,578          33,854,980
Mortgage-backed securities held to maturity ....................         2, 4 and 15            5,521,094           2,001,684
Loans receivable ...............................................         2, 5 and 15           90,571,304          90,275,839
Premises and equipment .........................................         2, 7 and 13              961,813             941,248
Federal Home Loan Bank of New York stock .......................                                  827,200             975,000
Accrued interest receivable ....................................         2, 8 and 15              570,228             508,878
Other assets ...................................................        2, 11 and 12            1,013,945             686,643
                                                                                             ------------        ------------
        Total assets ...........................................                             $142,936,867        $141,474,167
                                                                                             ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits .......................................................         6, 9 and 15         $126,032,492        $131,337,582
Advance payments by borrowers for taxes and insurance ..........                                  202,616             375,121
Other liabilities ..............................................             11                 1,076,542           1,390,494
                                                                                             ------------        ------------
        Total liabilities ......................................                              127,311,650         133,103,197
                                                                                             ------------        ------------
Commitments and contingencies ..................................    6, 10, 13, 14 and 15               --                  --

STOCKHOLDERS' EQUITY ...........................................     1, 6, 10, 12 and 16

Preferred stock $0.01 par value, 1,000,000 shares
   authorized; none issued and outstanding .....................                                       --                  --
Common stock $0.01 par value, 9,000,000 shares
   authorized; 2,314,375 issued and outstanding at
   December 31, 2003 ...........................................                                   23,144                  --
Additional paid in capital .....................................                                7,791,924                  --
Retained earnings-- substantially restricted ...................                                8,752,708           8,771,553
Unearned employees' stock ownership plan
   ("ESOP") shares .............................................                                 (687,456)                 --
Accumulated other comprehensive (loss)-- minimum
   pension liability adjustment, net of income tax benefit .....                                 (255,103)           (400,583)
                                                                                             ------------        ------------
        Total stockholders' equity .............................                               15,625,217           8,370,970
                                                                                             ------------        ------------
        Total liabilities and stockholders' equity .............                             $142,936,867        $141,474,167
                                                                                             ============        ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                       14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                   Year Ended December 31,
                                                                                              -------------------------------
                                                                           Notes                  2003               2002
                                                                         ---------            -----------         -----------
Interest income:
   Loans .............................................................     2 and 5            $ 5,756,446         $ 6,892,952
   Investment securities held to maturity ............................        2                   459,164             288,404
   Mortgage-backed securities held to maturity .......................        2                   184,621             160,506
   Other interest-earning assets .....................................                            322,537             304,157
                                                                                              -----------         -----------
        Total interest income ........................................                          6,722,768           7,646,019
Interest expense on deposits .........................................        9                 2,271,379           2,804,219
                                                                                              -----------         -----------

Net interest income ..................................................                          4,451,389           4,841,800
Provision for loan losses ............................................     2 and 5                  8,343               2,695
                                                                                              -----------         -----------

Net interest income after provision for loan losses ..................                          4,443,046           4,839,105
                                                                                              -----------         -----------

Non-interest income:
   Fees and service charges ..........................................                            241,963             251,226
   Gain on sale of loans .............................................        2                     8,195              19,729
   Other .............................................................                             34,182              39,191
                                                                                              -----------         -----------
        Total non-interest income ....................................                            284,340             310,146
                                                                                              -----------         -----------

Non-interest expenses:
   Salaries and employee benefits ....................................       11                 2,691,375           2,577,921
   Net occupancy expense of premises .................................    2 and 13                475,195             440,999
   Equipment .........................................................        2                   602,151             614,998
   Directors compensation ............................................       11                   135,094             133,994
   Legal fees ........................................................                              1,713             123,233
   Other insurance premiums ..........................................                            161,266             156,179
   Other .............................................................                            502,709             512,359
                                                                                              -----------         -----------
         Total non-interest expenses .................................                          4,569,503           4,559,683
                                                                                              -----------         -----------
Income before income taxes ...........................................                            157,883             589,568
Income taxes .........................................................    2 and 12                 76,728             259,710
                                                                                              -----------         -----------
Net income ...........................................................                        $    81,155         $   329,858
                                                                                              ===========         ===========
Net income per common shares--
   Basic and diluted .................................................        2               $      0.04                 N/A(1)
                                                                                              ===========         ===========
Weighted average number of shares outstanding--
   Basic and diluted .................................................        2                 2,227,808                 N/A(1)
                                                                                              ===========         ===========

----------------------------
(1) FLATBUSH FEDERAL BANCORP, INC. CONVERTED TO STOCK FORM ON OCTOBER 17, 2003.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       15                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                          Retained                      Accumulated
                                                          Additional     Earnings--      Unearned          Other
                                            Common          Paid-In     Substantially      ESOP        Comprehensive
                                            Stock          Capital       Restricted       Shares          (Loss)           Total
                                           -------       ----------     ------------     ---------     -------------    -----------
Balance -- December 31, 2001 ...........   $    --       $       --       $8,441,695     $      --       $(168,076)     $ 8,273,619
                                                                                                                        -----------
Net income for the year ended
   December 31, 2002 ...................        --               --          329,858            --              --          329,858
Other comprehensive loss--
   minimum pension liability
   adjustment, net of income taxes
   (benefit) of $195,447 ...............        --               --              --             --        (232,507)        (232,507)
                                                                                                                        -----------
Comprehensive income ...................        --               --              --             --              --           97,351
                                           -------       ----------       ----------     ---------       ---------      -----------
Balance-- December 31, 2002 ............        --               --        8,771,553            --        (400,583)       8,370,970
Net proceeds from initial
   public offering .....................    23,144        7,786,604              --             --              --        7,809,748
Common stock acquired by ESOP ..........        --               --              --       (696,160)             --         (696,160)
ESOP shares committed to be
   released ............................        --            5,320              --          8,704              --           14,024
Capitalization of mutual holding
   company .............................        --               --         (100,000)           --              --         (100,000)
                                                                                                                        -----------
Net income for the year ended
   December 31, 2003 ...................        --               --           81,155            --              --           81,155
Other comprehensive income--
   minimum pension liability
   adjustment, net of income taxes
   of $122,439 .........................        --               --              --             --         145,480          145,480
                                                                                                                        -----------
Comprehensive income ...................                                                                                    226,635
                                           -------       ----------       ----------     ---------       ---------      -----------
Balance -- December 31, 2003 ...........   $23,144       $7,791,924       $8,752,708     $(687,456)      $(255,103)     $15,625,217
                                           =======       ==========       ==========     =========       =========      ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                Year Ended December 31,
                                                                                         -------------------------------------
                                                                                            2003                       2002
                                                                                         ----------                 ----------
Cash flows from operating activities:
    Net income ......................................................................  $      81,155             $     329,858
    Adjustments to reconcile net income to net cash (used in) provided by operating activities:
       Depreciation and amortization of premises and equipment ......................        165,502                   179,297
       Net amortization of premiums, discounts
          and deferred loan fees and costs ..........................................       (187,253)                  (55,808)
       Deferred income taxes ........................................................         13,807                    60,102
       Loans originated for sale ....................................................       (297,950)                 (714,971)
       Proceeds from sale of loans originated for sale ..............................        306,145                   734,700
       (Gain) on sales of loans originated for sale .................................         (8,195)                  (19,729)
       Provision for loan losses ....................................................          8,343                     2,695
       (Increase) decrease in accrued interest receivable ...........................        (61,350)                  109,015
       (Increase) decrease in other assets ..........................................       (463,548)                  286,122
       (Decrease) increase in other liabilities .....................................        (46,033)                   96,010
       ESOP shares committed to be released .........................................         14,024                        --
                                                                                       -------------             -------------
          Net cash (used in) provided by operating activities .......................       (475,353)                1,007,291
                                                                                       -------------             -------------
Cash flows from investing activities:
    Proceeds from calls and maturities of investment securities held to maturity ....     88,249,806                 5,800,000
    Purchases of investment securities held to maturity .............................    (68,458,495)              (34,140,389)
    Principal repayment on mortgage-backed securities held to maturity ..............        880,149                   813,512
    Purchases of mortgage-backed securities held to maturity ........................     (4,392,344)                       --
    Purchase of loan participation interest .........................................     (2,950,000)                       --
    Net decrease in loans receivable ................................................      2,678,321                 9,866,984
    Additions to premises and equipment .............................................       (186,067)                  (38,607)
    Redemption of Federal Home Loan Bank of New York stock ..........................        147,800                    85,000
                                                                                       -------------             -------------
          Net cash provided by (used in) investing activities .......................     15,969,170               (17,613,500)
                                                                                       -------------             -------------
Cash flows from financing activities:
    Net (decrease) increase in deposits .............................................     (2,963,701)               10,498,246
    (Decrease) in advance payments by borrowers for taxes and insurance .............       (172,505)                 (234,669)
    Net proceeds from issuance of common stock ......................................      5,468,359                        --
    Common stock acquired by ESOP ...................................................       (696,160)                       --
    Capitalization of Mutual Holding Company ........................................       (100,000)                       --
                                                                                       -------------             -------------
          Net cash provided by financing activities .................................      1,535,993                10,263,577
                                                                                       -------------             -------------
Net increase (decrease) in cash and cash equivalents ................................     17,029,810                (6,342,632)
Cash and cash equivalents-- beginning ...............................................     12,229,895                18,572,527
                                                                                       -------------             -------------
Cash and cash equivalents-- ending ..................................................  $  29,259,705             $  12,229,895
                                                                                       =============             =============
Supplemental disclosure of cash flow information:
    Cash paid during the year for:
       Interest .....................................................................  $   2,271,379             $   2,808,068
                                                                                       =============             =============
       Income taxes .................................................................  $     251,416             $      90,455
                                                                                       =============             =============
Supplemental disclosure of noncash activities:
    Issuance of common stock in exchange for deposits ...............................  $   2,341,389             $          --
                                                                                       =============             =============



See notes to consolidated financial statements.



                                       17                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REORGANIZATION AND STOCK OFFERING

The Flatbush Federal Savings and Loan Association of Brooklyn (the "Association") completed its reorganization into a mutual holding company structure (the "Reorganization") on October 17, 2003. As a part of the Reorganization, the Association converted from a federally chartered mutual savings and loan association to a federally-chartered stock savings association. The Association became a wholly-owned subsidiary of Flatbush Federal Bancorp, Inc. (the "Company"), which became a majority-owned subsidiary of Flatbush Federal MHC, a mutual holding company.

The Company issued a total of 2,314,375 shares of common stock on October 17, 2003, consisting of 1,226,619 shares (53%) issued to Flatbush Federal MHC and the sale of 87,020 shares to the ESOP and 1,000,736 shares to eligible account holders of the mutual association. The net proceeds from the sale of shares amounted to $7,809,748, net of reorganization expenses of $892,300.


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF FINANCIAL
STATEMENT PRESENTATION

The consolidated financial statements include accounts of the Company, the Association and the Association's subsidiary, Flatbush REIT, Inc. (the "REIT"), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's primary business is the ownership and operation of the Association. The Association's principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities. One-to four family residential real estate in the Association's market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits and principal and interest payments on loans and securities.

The Association's lending area is concentrated in the neighborhoods surrounding the Association's office locations in Brooklyn, New York. Most of the deposit customers are residents of the greater New York metropolitan area.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the amount of deferred taxes which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate and that all deferred taxes are more likely than not to be realized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowance for loan losses. Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks and term deposits with original maturities of three months or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

                                       18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES (CONT'D.)

INVESTMENT AND MORTGAGE-BACKED SECURITIES

Investments in debt securities that the Association has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of retained earnings.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.


LOANS HELD FOR SALE

Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program, are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to income. At December 31, 2003 and 2002, there were no loans held for sale.


LOANS RECEIVABLE

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. The Association defers loan origination fees and certain direct loan origination costs and accretes/amortizes such amounts as an adjustment of yield over the contractual lives of the related loans.

Interest is calculated by use of the actuarial method. An allowance for uncollectible interest on loans is maintained based on management's evaluation of collectibility. The allowance is established by a charge to interest income. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. The Association utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Association maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Association will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Association does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. The allowance is increased through provisions charged against current earnings and recoveries of previously charged off loans. Loans which are determined to be uncollectible are charged against the allowance. Although management believes that specific and general loan loss allowances are established to absorb losses which are both probable and reasonably estimable, actual losses are dependent

                                       19                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES (CONT'D.)

ALLOWANCE FOR LOAN LOSSES (CONT'D.)

upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.


CONCENTRATION OF RISK

The Association's real estate and lending activities are concentrated in real estate and loans secured by real estate located in the State of New York.

PREMISES AND EQUIPMENT

Premises and equipment are comprised of land, at cost, and a building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

    Building and improvements ......   50 years

    Leasehold improvements .........   Shorter of term of lease
                                       or useful life
    Furniture, fixtures
    and equipment ..................   5 to 10 years

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

INCOME TAXES

The Company and the Association file consolidated federal income tax returns. Federal income taxes are allocated to the Company and the Association based upon the contribution of their respective income or loss to the consolidated return. The REIT files a separate federal income tax return and pays its own taxes. The Company, the Association and the REIT file separate state and city income tax returns.

Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which more likely than not will not be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets.

INTEREST-RATE RISK

The Association is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and, to a lesser extent, to purchase investment and mortgage-backed securities. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Association's interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

NET INCOME PER COMMON SHARE

Net income per common share was computed in 2003 by dividing net income for year ended December 31, 2003 by weighted average number of common stock outstanding adjusted for unearned shares of the ESOP. Such amounts were based upon income for the entire year 2003, although the Association converted to stock form on October 17, 2003, and the weighted average number of shares outstanding since October 17, 2003, as if such shares were outstanding during the entire year 2003. Diluted net income per common share did not differ from basic net income per common share as there were no contracts or securities exercisable or which could be converted into common stock.

RECLASSIFICATION

Certain amounts as of and for the year ended December 31, 2002, have been reclassified to conform to the current year's presentation.

                                       20
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. INVESTMENT SECURITIES HELD TO MATURITY

                                                                                     December 31, 2003
                                                            ---------------------------------------------------------------
                                                                                     Gross Unrealized
                                                             Amortized          --------------------------      Estimated
                                                               Cost               Gains            Losses       Fair Value
                                                            -----------         --------           -------      -----------
U.S. Government (including agencies):
      Due after one year through five years ..........      $ 1,997,985         $  6,699           $    --      $ 2,004,684
      Due after five years through ten years .........        6,213,593           58,526            50,509        6,221,610
      Due after ten years ............................        6,000,000           82,271                --        6,082,271
                                                            -----------         --------           -------      -----------
                                                            $14,211,578         $147,496           $50,509      $14,308,565
                                                            ===========         ========           =======      ===========

                                                                                     December 31, 2002
                                                            ---------------------------------------------------------------
                                                                                     Gross Unrealized
                                                             Amortized          --------------------------       Estimated
                                                               Cost              Gains              Losses       Fair Value
                                                            -----------         --------           -------      -----------
U.S. Government (including agencies):
      Maturity within one year .......................      $29,911,269         $  7,348           $11,006      $29,907,611
      Due after five years through ten years .........        3,943,711           87,423                --        4,031,134
                                                            -----------         --------           -------      -----------
                                                            $33,854,980         $ 94,771           $11,006      $33,938,745
                                                            ===========         ========           =======      ===========

There were no sales of investment securities held to maturity during the years ended December 31, 2003 and 2002. At December 31, 2003, securities callable within one year amounted to $9,000,000.

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

                                                                                     December 31, 2003
                                                            ---------------------------------------------------------------
                                                                                     Gross Unrealized
                                                             Amortized          --------------------------       Estimated
                                                               Cost               Gains            Losses       Fair Value
                                                            -----------         --------           -------      -----------
Government National Mortgage Association .............      $ 5,330,686         $106,303           $    --      $ 5,436,989
Federal National Mortgage Association ................          190,408            1,253                --          191,661
                                                            -----------         --------           -------      -----------
                                                            $ 5,521,094         $107,556           $    --      $ 5,628,650
                                                            ===========         ========           =======      ===========

                                                                                     December 31, 2002
                                                            ---------------------------------------------------------------
                                                                                     Gross Unrealized
                                                             Amortized          --------------------------       Estimated
                                                               Cost               Gains            Losses       Fair Value
                                                            -----------         --------           -------      -----------
Government National Mortgage Association .............      $ 1,585,117         $ 85,607           $    --      $ 1,670,724
Federal National Mortgage Association ................          369,675           10,884                --          380,559
Federal Home Loan Mortgage Corporation ...............           46,892            1,252                --           48,144
                                                            -----------         --------           -------      -----------
                                                            $ 2,001,684         $ 97,743           $    --      $ 2,099,427
                                                            ===========         ========           =======      ===========


The unamortized cost and estimated fair value of mortgage-backed securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

                                       21                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY (CONT'D.)

                                                                             Amortized                          Estimated
                                                                                Cost                            Fair Value
                                                                             ----------                        -----------
      Due after one year through five years ...........................      $   27,989                         $   30,540
      Due after five years through ten years ..........................         109,691                            120,998
      Due after ten years .............................................       5,383,414                          5,477,112
                                                                             ----------                         ----------
                                                                             $5,521,094                         $5,628,650
                                                                             ==========                         ==========

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2003 and 2002.

5. LOANS RECEIVABLE

                                                                                              December 31,
                                                                            ----------------------------------------------
                                                                               2003                               2002
                                                                            -----------                        -----------
Real estate mortgage:
    One to four family ................................................     $79,686,878                        $79,168,791
    Multi family ......................................................         877,070                          1,539,433
    Commercial ........................................................       4,870,120                          5,612,768
                                                                            -----------                        -----------
                                                                             85,434,068                         86,320,992
                                                                            -----------                        -----------
Real estate construction ..............................................       5,196,400                          4,858,150
                                                                            -----------                        -----------
Small Business Administration guaranteed ..............................         940,194                            784,998
                                                                            -----------                        -----------
Consumer:
    Home equity loans .................................................          68,040                            116,415
    Passbook or certificate ...........................................          88,502                            159,197
    Student education guaranteed
      by the State of New York ........................................           5,359                              5,446
    Credit cards ......................................................          44,601                             50,989
                                                                            -----------                        -----------
                                                                                206,502                            332,047
                                                                            -----------                        -----------
          Total loans .................................................      91,777,164                         92,296,187
                                                                            -----------                        -----------
Less: Loans in process ................................................         646,900                          1,773,900
       Allowance for loan losses ......................................         179,961                            174,249
       Deferred loan fees, net ........................................         378,999                             72,199
                                                                            -----------                        -----------
                                                                              1,205,860                          2,020,348
                                                                            -----------                        -----------
                                                                            $90,571,304                        $90,275,839
                                                                            ===========                        ===========

At December 31, 2003 and 2002, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $42,000 and $330,000, respectively. During the years ended December 31, 2003 and 2002, the Association recognized interest income of approximately $1,000 and $35,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $3,000 and $20,000 for the years ended December 31, 2003 and 2002, respectively. The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.

                                       22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LOANS RECEIVABLE (CONT'D.)

The following is an analysis of the allowance for loan losses:

                                                                                           Year Ended December 31,
                                                                               -------------------------------------------
                                                                                  2003                               2002
                                                                               --------                           --------
      Balance-- beginning ................................................     $174,249                           $212,038
      Provision charged to operations ....................................        8,343                              2,695
      Charge-offs ........................................................       (2,631)                           (40,484)
                                                                               --------                           --------
      Balance -- ending ..................................................     $179,961                           $174,249
                                                                               ========                           ========

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

                                                                                                December 31,
                                                                               --------------------------------------------
                                                                                 2003                               2002
                                                                               --------                           --------
      Loans without recorded allowances ..................................      $    --                           $     --
                                                                                -------                           --------
      Loans with recorded allowances .....................................       40,386                                 --
      Related allowance for loan losses ..................................        6,272                                 --
                                                                                -------                           --------
                                                                                 34,114                                 --
                                                                                -------                           --------
      Net impaired loans .................................................      $34,114                           $     --
                                                                                =======                           ========

During the years ended December 31, 2003 and 2002, the average investment in impaired loans was $41,000 and $51,000, respectively. Interest income of $1,000 and $ -0- was collected on these loans during the years ended December 31, 2003 and 2002.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $386,000 and $159,000 at December 31, 2003 and 2002, respectively. During the year December 31, 2003, new loans of $390,000 were added and $163,000 of repayments were made.

6. LOAN SERVICING

The Association originated loans held for sale and sold them, with servicing retained, to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2003 and 2002, the contingent liability for credit enhancement, net of enhancement fees received, amounted to $84,000 and $73,000, respectively, which are not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $978,000 and $715,000 at December 31, 2003 and 2002, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see note 10 to consolidated financial statements).

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $1,100 and $600 at December 31, 2003 and 2002, respectively, and are included in the consolidated statements of financial condition as demand deposits.

                                       23                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7. PREMISES AND EQUIPMENT

                                                                                          Year Ended December 31,
                                                                               -------------------------------------------
                                                                                 2003                               2002
                                                                               --------                           --------
Land ...................................................................       $319,753                           $319,753
                                                                               --------                           --------
Building and improvements ..............................................        922,493                            922,493
Less accumulated depreciation ..........................................        555,867                            505,362
                                                                               --------                           --------
                                                                                366,626                            417,131
                                                                               --------                           --------
Leasehold improvements .................................................        172,035                             18,015
Less accumulated amortization ..........................................         12,776                             18,015
                                                                               --------                           --------
                                                                                159,259                                 --
                                                                               --------                           --------
Furniture, fixtures and equipment ......................................        926,941                            913,611
Less accumulated depreciation ..........................................        810,766                            709,247
                                                                               --------                           --------
                                                                                116,175                            204,364
                                                                               --------                           --------
                                                                               $961,813                           $941,248
                                                                               ========                           ========


8. ACCRUED INTEREST RECEIVABLE

                                                                                          Year Ended December 31,
                                                                               -------------------------------------------
                                                                                 2003                               2002
                                                                               --------                           --------
Loans, net of allowance for uncollected
   interest of $700 and $4,000, respectively ...............................   $426,075                           $475,035
Investment securities held to maturity .....................................    118,176                             21,046
Mortgage-backed securities held to maturity ................................     25,977                             12,797
                                                                               --------                           --------
                                                                               $570,228                           $508,878
                                                                               ========                           ========

9. DEPOSITS

                                                                                      December 31,
                                                             -------------------------------------------------------------
                                                                       2003                                 2002
                                                            ---------------------------          -------------------------
                                                             Weighted                             Weighted
                                                              Average                              Average
                                                               Rate            Amount               Rate          Amount
                                                            ---------      ------------           --------    ------------
Demand deposits:
   Non-interest bearing .................................      0.00%       $  5,635,461             0.00%      $ 6,196,349
   NOW ..................................................      0.30%            551,487             0.99%          443,699
                                                                           ------------                       ------------
                                                               0.03%          6,186,948             0.07%        6,640,048

Passbook and club accounts ..............................      0.31%         49,886,596             0.89%       50,152,935
Certificates of deposit .................................      2.51%         69,958,948             3.14%       74,544,599
                                                                           ------------                       ------------
   Total ................................................      1.51%       $126,032,492             2.13%     $131,337,582
                                                                           ============                       ============


                                       24
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. DEPOSITS (CONT'D.)

The scheduled maturities of certificates of deposit are as follows (in thousands):

                                                                                                December 31,
                                                                                ------------------------------------------
                                                                                  2003                               2002
                                                                                -------                            -------
      One year or less ...................................................      $43,933                            $48,981
      After one to three years ...........................................        9,737                             10,094
      After three years ..................................................       16,289                             15,470
                                                                                -------                            -------
                                                                                $69,959                            $74,545
                                                                                =======                            =======

Certificates of deposit with denominations of $100,000 or more totaled approximately $12,868,000 and $12,774,000 at December 31, 2003 and 2002,
respectively.

Interest expense on deposits is summarized as follows:

                                                                                           Year Ended December 31,
                                                                             ---------------------------------------------
                                                                                2003                               2002
                                                                             ----------                         ----------
      Demand .............................................................   $    2,375                            $ 4,294
      Passbook, club .....................................................      257,705                            517,563
      Certificates of deposit ............................................    2,011,299                          2,282,362
                                                                             ----------                         ----------
                                                                             $2,271,379                         $2,804,219
                                                                             ==========                         ==========

10. REGULATORY CAPITAL

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Association's capital levels at the dates presented:


                                                                                                December 31,
                                                                                ------------------------------------------
                                                                                  2003         (IN THOUSANDS)        2002
                                                                                -------                            -------
      GAAP, Core (Tier 1) and Tangible capital ..............................   $14,621                             $8,371
      Add: general valuation allowance ......................................       173                                174
      Less: low-level recourse adjustment ...................................       (84)                               (73)
                                                                                -------                             ------
        Total regulatory capital ............................................   $14,710                             $8,472
                                                                                =======                             ======

                                       25                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. REGULATORY CAPITAL (CONT'D.)

                                                                                                                To Be Well
                                                                                                            Capitalized Under
                                                                            Minimum Capital                 Prompt Corrective
                                                 Actual                      Requirements                  Actions Provisions
                                         ----------------------         ----------------------           ----------------------
                                          Amount         Ratio           Amount         Ratio             Amount         Ratio
                                         --------      --------         --------      --------           --------      --------
                                                                        (DOLLARS IN THOUSANDS)
      DECEMBER 31, 2003

      Total Capital
         (to risk-weighted assets) ..     $14,710       24.27%            $4,850       8.00%              $6,062        10.00%

      Tier 1 Capital
         (to risk-weighted assets) ..      14,621       24.12%                --          --               3,637         6.00%

      Core (Tier 1) Capital
         (to adjusted total assets) .      14,621       10.23%             5,717       4.00%               7,147         5.00%

      Tangible Capital
         (to adjusted total assets) .      14,621       10.23%             2,144       1.50%                  --           --

      DECEMBER 31, 2002

      Total Capital
         (to risk-weighted assets) ..     $ 8,472       15.53%            $4,363       8.00%              $5,454        10.00%

      Tier 1 Capital
         (to risk-weighted assets) ..       8,371       15.35%                --         --                3,272         6.00%

      Core (Tier 1) Capital
         (to adjusted total assets) .       8,371        5.92%             5,662       4.00%               7,077         5.00%

      Tangible Capital
         (to adjusted total assets) .       8,371        5.92%             2,123       1.50%                  --           --

As of May 28, 2002, the most recent notification from the Office of Thrift Supervision ("OTS"), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action.

At September 30, 2003, as a result of the over subscription of the stock offering, the Association failed to meet its minimum capital requirements, which was cured on October 20, 2003 with the refund of excess subscriptions in the amount of $79.2 million. As a result of the Association's failure to meet its minimum capital requirements, the Federal Deposit Insurance Corporation increased the SAIF insurance premium for the first quarter of 2004 by approximately $60,000. The Association is appealing this additional assessment of the SAIF insurance premium. There are no other conditions existing or other events which have occurred since notification that management believes have changed the Association's category.

11. BENEFIT PLANS

PENSION PLAN

The Association maintains a defined benefit pension plan (the "Plan") covering all employees who have met the Plan's eligibility requirements. The Association's policy is to fund the Plan annually with the minimum contribution deductible for federal income tax purposes.


                                       26
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. BENEFIT PLANS (CONT'D.)

PENSION PLAN (CONT'D.)

The Plan's investment policy permits investments in Bank Certificates of Deposit or Equity Mutual Funds approved by the Board of Directors of the Association. Investments in individual stock and/or mutual funds "inconsistent with its conservative objective" are prohibited.

Percentages of total fair value of assets by category follows:

                                                                                                December 31,
                                                                                -------------------------------------------
                                                                                  2003                               2002
                                                                                --------                            -------
      Equity/mutual funds ..................................................      53.73%                             69.29%
      Certificates of deposit ..............................................      46.26%                             30.61%
      Other (non-interest bearing checking accounts) .......................       0.01%                              0.10%
                                                                                --------                            -------
      Total ................................................................     100.00%                            100.00%
                                                                                ========                            =======

The expected rate of return on Plan assets was based on the Plan Sponsor's average yield from its mortgage portfolio. As of October 2003 this yield was 6.18%.

The minimum required contribution for 2004, under Internal Revenue Code Section 412, is estimated to be $387,000, and this amount will be contributed during the Plan year ending December 31, 2004. Additional discretionary contributions of $418,000, though not required, may be made in 2004. It is planned that contributions will be made in cash.

The following table sets forth the Plan's funded status:

                                                                                                December 31,
                                                                              ---------------------------------------------
                                                                                 2003                               2002
                                                                              ----------                        -----------
      CHANGE IN BENEFIT OBLIGATION

         Benefit obligation-- beginning ....................................  $2,600,619                         $2,068,965
            Service cost ...................................................     196,766                            187,991
            Interest cost ..................................................     169,040                            134,483
            Actuarial loss/(gain) ..........................................     (80,349)                           210,268
            Settlements ....................................................      (1,162)                            (1,088)
                                                                              ----------                         ----------
         Benefit obligation-- ending .......................................  $2,884,914                         $2,600,619
                                                                              ==========                         ==========
      CHANGE IN PLAN ASSETS

         Fair value of assets-- beginning ..................................  $1,577,413                         $1,391,878
            Actual return on plan assets ...................................     218,231                           (296,377)
            Settlements ....................................................      (1,162)                            (1,088)
            Contributions ..................................................     640,189                            483,000
                                                                              ----------                         ----------
         Fair value of assets-- ending .....................................  $2,434,671                         $1,577,413
                                                                              ==========                         ==========


                                       27                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. BENEFIT PLANS (CONT'D.)

PENSION PLAN (CONT'D.)

                                                                                                December 31,
                                                                             ----------------------------------------------
                                                                                 2003                               2002
                                                                             -----------                        -----------
      RECONCILIATION OF FUNDED STATUS

      Accumulated benefit obligation ..................................      $(2,216,632)                       $(1,933,108)
                                                                             -----------                        -----------
      Projected benefit obligation ....................................       (2,884,914)                        (2,600,619)
      Fair value of assets ............................................        2,434,671                          1,577,413
                                                                             -----------                        -----------
      Funded status ...................................................         (450,243)                        (1,023,206)
      Unrecognized transition (asset) .................................          (33,001)                           (44,001)
      Unrecognized net loss ...........................................        1,170,679                          1,448,827
      Additional minimum liability ....................................         (469,396)                          (737,315)
                                                                             -----------                        -----------
      Prepaid (accrued) pension cost included in
       other assets (liabilities) .....................................      $   218,039                        $  (355,695)
                                                                             ===========                        ===========

      VALUATION ASSUMPTIONS

      Discount rate ...................................................            6.50%                              6.50%
      Rate of return on long term assets ..............................            6.00%                              6.00%
      Salary increase rate ............................................            5.00%                              5.00%


                                                                                           Year Ended December 31,
                                                                             ----------------------------------------------
                                                                                 2003                               2002
                                                                             -----------                        -----------
      NET PERIODIC PENSION EXPENSE

      Service cost ....................................................          196,766                            187,991
      Interest cost ...................................................          169,040                            134,483
      Expected return on assets .......................................          (94,645)                           (83,513)
      Amortization of unrecognized transition (asset) .................          (11,000)                           (11,000)
      Amortization of unrecognized net loss ...........................           74,213                             40,878
                                                                                --------                           --------
      Total net periodic pension expense ..............................         $334,374                           $268,839
                                                                                ========                           ========

      VALUATION ASSUMPTIONS

      Discount rate ...................................................            6.50%                              6.50%
      Rate of return on long term assets ..............................            6.00%                              6.00%
      Salary increase rate ............................................            5.00%                              5.00%

                                       28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. BENEFIT PLANS (CONT.'D)

POSTRETIREMENT BENEFITS

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan's funded status and the components of net postretirement benefit cost:

                                                                                               December 31,
                                                                               --------------------------------------------
                                                                                 2003                               2002
                                                                               ---------                         ----------
CHANGES IN BENEFIT OBLIGATION

    Benefit obligation-- beginning ......................................      $ (74,113)                         $ (72,554)
    Interest cost .......................................................        (11,706)                           (14,562)
    Unrecognized net loss amortization ..................................             --                               (757)
    Amortization of unrecognized transition obligation ..................        (17,167)                           (17,167)
    Settlements .........................................................         25,014                             30,927
                                                                               ---------                          ---------
    Benefit obligation-- ending .........................................      $ (77,972)                         $ (74,113)
                                                                               =========                          =========

RECONCILIATION OF FUNDED STATUS

    Accumulated benefit obligation ......................................       (171,196)                          (167,231)
    Unrecognized transition obligation being amortized
      over 13.264 years .................................................         73,204                             90,371
    Unrecognized net loss ...............................................         20,020                              2,747
                                                                               ---------                          ---------
    Postretirement benefit obligation included in
      other liabilities .................................................      $ (77,972)                         $ (74,113)
                                                                               =========                          =========

                                                                                                December 31,
                                                                               --------------------------------------------
                                                                                 2003                                2002
                                                                               ---------                          ---------
    Service cost ........................................................      $      --                          $      --
    Unrecognized net loss amortization ..................................             --                                757
    Interest cost on accumulated
     postretirement benefit obligation ..................................         11,706                             14,562
    Amortization of unrecognized transition obligation ..................         17,167                             17,167
                                                                               ---------                          ---------
Net postretirement benefit cost included in salaries
    and employee benefits ...............................................      $  28,873                          $  32,486
                                                                               =========                          =========


The Plan is unfunded. It is estimated that contributions of approximately $26,000 will be made during the year ending December 31, 2004.


                                       29                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. BENEFIT PLANS (CONT.'D)

POSTRETIREMENT BENEFITS (CONT'D.)

At and for the years ended December 31, 2003 and 2002, a medical cost trend rate of 6.50% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 and 2002, by $10,000 and $10,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2003 and 2002, by $700 and $1,000, respectively.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN ("SERP")

The Association provides an unfunded SERP for its president. The SERP commenced in August of 1999 and requires the president to work for five additional years at which time the president will collect $93,000 per year for each of the succeeding ten years. Expense for the years ended December 31, 2003 and 2002, was $134,000 and $132,000, respectively. The SERP obligation, which is discounted at seven percent, was $574,000 and $440,000 at December 31, 2003 and 2002, respectively.

RETIREMENT PLAN FOR DIRECTORS

The Association maintains a non-tax qualified Retirement Plan for Directors that provides outside directors who retire after five years of service on the Board and attainment of age 65 with a monthly retirement benefit of sixty percent of monthly directors' fees for 60 months. In the event of the director's death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director's death while receiving benefits but before all benefits have been paid to the director, the director's surviving spouse will receive the remaining benefits payments due. If the surviving spouse dies prior to receiving the remaining payments, all obligations of the Association to the director or his spouse will terminate. For the years ended December 31, 2003 and 2002, the cost of the directors' retirement plan to the Association was $30,000 and $30,000, respectively. Accrued retirement plan liability at December 31, 2003 and 2002 was $107,000 and $93,000, respectively.

ESOP

Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 87,020 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the prime rate. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the year ended December 31, 2003, the Association made cash contributions of $14,000 to the ESOP, of which $7,000 was applied to loan principal. At December 31, 2003, the loan had an outstanding balance of $689,000.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $14,000 for the year ended December 31, 2003.

The ESOP shares are summarized as follows:

Unreleased shares ............................          85,932
Shares committed to be released ..............           1,088
                                                    ----------
Total ........................................          87,020
                                                    ==========
Fair value of unreleased shares ..............      $1,095,633
                                                    ==========

                                       30
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2003, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $4,939,000 and $4,988,000, respectively. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

The components of income taxes are summarized as follows:

                                                                                         Year Ended December 31,
                                                                              --------------------------------------------
                                                                                 2003                               2002
                                                                              ---------                           --------
Current income tax expense (benefit):
   Federal ...............................................................    $  25,219                           $167,868
   State and city ........................................................       37,702                             31,740
                                                                              ---------                           --------
                                                                                 62,921                            199,608
                                                                              ---------                           --------
Deferred income tax (benefit):
   Federal ...............................................................       (1,653)                            28,157
   State and city ........................................................       15,460                             31,945
                                                                              ---------                           --------
                                                                                 13,807                             60,102
                                                                              ---------                           --------
                                                                              $  76,728                           $259,710
                                                                              =========                           ========


The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable federal income tax rate of 34% to consolidated income before income taxes:


                                                                                          Year Ended December 31,
                                                                              ---------------------------------------------
                                                                                  2003                              2002
                                                                              ---------                           --------
      Federal income tax expense .........................................    $  53,680                           $205,453
      Increases in income taxes resulting from:
        New York State and City taxes,
         net of federal income tax effect ................................       35,087                             42,032
        Surtax exemption .................................................      (13,750)                                --
        Other items                                                               1,711                             12,225
                                                                              ---------                           --------
      Effective income tax ...............................................    $  76,728                           $259,710
                                                                              =========                           ========


                                       31                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------


                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. INCOME TAXES (CONT.'D)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                                               December 31,
                                                                               -------------------------------------------
                                                                                 2003                               2002
                                                                               --------                           --------
      DEFERRED INCOME TAX ASSETS
      Allowances for loan losses ........................................      $ 83,389                           $ 49,492
      Depreciation ......................................................        35,788                             10,872
      Minimum pension liability adjustment ..............................       214,293                            336,732
      Deferred compensation .............................................       282,254                            225,434
      Other .............................................................        27,795                              1,893
                                                                               --------                           --------
                                                                                643,519                            624,423
                                                                               --------                           --------
      DEFERRED INCOME TAX LIABILITIES
      Pension and postretirement plan expense ...........................       242,411                             87,069
                                                                               --------                           --------
                                                                                242,411                             87,069
                                                                               --------                           --------
      Net deferred income tax asset included in other assets ............      $401,108                           $537,354
                                                                               ========                           ========

13. COMMITMENTS

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Association has in particular classes of financial instruments.

The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential and income-producing real estate.


The Association has outstanding various commitments to originate loans as follows:

                                                                                             December 31,
                                                                             ---------------------------------------------
                                                                                 2003                               2002
                                                                             ----------                         ----------
      Mortgage loans ...................................................     $1,035,000                         $2,579,000
      Secured credit cards .............................................        180,000                            194,000
      Purchase of multi-family loans ...................................      1,200,000                                 --
                                                                             ----------                         ----------
                                                                             $2,415,000                         $2,773,000
                                                                             ==========                         ==========

                                       32

--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COMMITMENTS (CONT'D.)

At December 31, 2003, the outstanding mortgage loan commitments included $1,035,000 for adjustable rate loans with initial rates ranging from 5.25% to 6.00% and a commitment to purchase $1,200,000 of adjustable rate multi-family loans with an initial rate of 7.25%. Secured credit card commitments were for loans at a fixed rate of 21.00%.

At December 31, 2002, the outstanding mortgage loan commitments consisted of $2,579,000 for fixed rate loans with interest rates ranging from 5.50% to 7.47%. Secured credit card commitments were for loans at a fixed rate of 21.00%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $158,000 and $154,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

December 31,                                          Rent
------------                                       --------
2004 ..........................................    $157,200
2005 ..........................................     161,000
2006 ..........................................     117,200
2007 ..........................................      75,500
2008 ..........................................      76,400
2009 ..........................................      57,300
                                                   --------
                                                   $644,600
                                                   ========

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

14. CONTINGENCIES

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

15. ESTIMATED FAIR VALUE OF
    FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined by the Association using the best available data and estimation methodology suitable for each category of financial instruments. Fair value estimates, methods and assumptions are set forth below for the financial instruments.


CASH AND CASH EQUIVALENTS AND ACCRUED
INTEREST RECEIVABLE

The carrying amounts for cash and cash equivalents and accrued interest receivable approximate fair value because they mature in three months or less.

SECURITIES

The fair value of mortgage-backed and investment securities held to maturity are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

LOANS RECEIVABLE

Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

DEPOSITS

The fair value of demand deposit, passbook and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

                                       33                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.'D)

DEPOSITS (CONT'D.)

The fair value of commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.


The carrying values and estimated fair values of financial instruments are as follows:

                                                                                       December 31,
                                                             --------------------------------------------------------------
                                                                          2003                            2002
                                                             ----------------------------        --------------------------
                                                                                      (IN THOUSANDS)
                                                              Carrying         Estimated         Carrying          Estimated
                                                               Amount          Fair Value         Amount          Fair Value
                                                             ---------         ----------        --------         ----------
      FINANCIAL ASSETS
      Cash and cash equivalents ..........................    $ 29,260         $ 29,260          $ 12,230         $ 12,230
      Investment securities held to maturity .............      14,212           14,309            33,855           33,939
      Mortgage-backed securities held to maturity ........       5,521            5,629             2,002            2,099
      Loans receivable ...................................      90,571           93,534            90,276           92,592
      Accrued interest receivable ........................         570              570               509              509

      FINANCIAL LIABILITIES
      Deposits ...........................................     126,032          128,047           131,338          132,552

      COMMITMENTS
      To originate and purchase loans ....................       2,415            2,415             2,773            2,773
      To fund loans in process ...........................         647              647             1,774            1,774


The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

                                       34
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. PARENT ONLY FINANCIAL INFORMATION

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the period ended December 31, 2003. The Company had no earnings prior to October 17, 2003.

CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                December 31,
                                                    2003
                                                ------------
   ASSETS
   Cash and cash equivalents ...............     $   318,201
   Investment in the Association ...........      14,620,714
   ESOP loan receivable ....................         689,352
                                                 -----------
      Total assets .........................     $15,628,267
                                                 ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY

   Income taxes payable ....................     $     3,050
   Stockholders' equity ....................      15,625,217
                                                 -----------
      Total liabilities and
         stockholders' equity ..............     $15,628,267
                                                 ===========


CONDENSED STATEMENT OF INCOME

                                            From Inception
                                          October 17, 2003 to
                                           December 31, 2003
                                         --------------------
   Interest ..........................          $  7,553
   Equity in undistributed earnings
      of Association .................            38,034
                                                --------
   Income before income taxes ........            45,587
   Income taxes ......................             3,050
                                               ---------
   Net income ........................         $  42,537
                                               =========


CONDENSED STATEMENT OF CASH FLOWS
                                            From Inception
                                          October 17, 2003 to
                                           December 31, 2003
                                         --------------------
   CASH FLOWS FROM OPERATING ACTIVITIES

   Net income .........................       $    42,537
   Equity in earnings of Association ..           (38,034)
   Increase in other liabilities ......             3,050
                                              -----------

      Net cash provided by
         operating activities .........             7,553
                                              -----------
   INVESTING ACTIVITIES

   Net increase in loan receivable
      from ESOP .......................          (689,352)
   Purchase of 100% of the outstanding
      stock of the Association ........        (6,809,748)
                                              -----------
     Net cash (used) in
         investing activities .........        (7,499,100)
                                              -----------
   FINANCING ACTIVITIES

   Net proceeds from sale of
      common stock ....................         7,809,748
                                              -----------
      Net cash provided by
         financing activities .........         7,809,748
                                              -----------
   Net increase in cash and
      cash equivalents ................           318,201
   Cash and cash equivalents--
      beginning .......................                --
                                              -----------
   Cash and cash equivalents--
      ending ..........................       $   318,201
                                              ===========

   Supplemental disclosure of non-cash activities:

   Equity of Association
      at inception ....................       $ 8,309,588
                                              ===========


                                       35                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


17. QUARTER FINANCIAL DATA (UNAUDITED)

YEAR ENDED DECEMBER 31, 2003

                                                                First            Second            Third            Fourth
                                                               Quarter           Quarter          Quarter           Quarter
                                                             ---------         ---------         ---------        ----------
                                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
      Interest income ....................................     $ 1,726        $   1,665           $ 1,611          $ 1,720
      Interest expense ...................................         643              579               532              517
                                                               -------        ---------           -------          -------
        Net interest income ..............................       1,083            1,086             1,079            1,203
                                                               -------        ---------           -------          -------
      Provision for loan losses ..........................          --                1                 7               --
      Non-interest income ................................          78               76                74               57
      Non-interest expense ...............................       1,126            1,141             1,112            1,191
      Income taxes .......................................          17               12                21               27
                                                               -------        ---------           -------          -------
      Net income .........................................     $    18        $       8           $    13           $   42
                                                               =======        =========           =======           ======
      Net income per common
        share: Basic/diluted .............................     N/A (1)          N/A (1)           N/A (1)           $ 0.02
                                                               =======        =========           =======           ======

YEAR ENDED DECEMBER 31, 2002

                                                                First           Second             Third           Fourth
                                                               Quarter          Quarter           Quarter          Quarter
                                                              --------         ---------         ---------         --------
                                                                                     (IN THOUSANDS)

      Interest income ....................................     $ 1,992        $   1,930           $ 1,908          $ 1,816
      Interest expense ...................................         766              673               665              700
                                                               -------        ---------           -------          -------
        Net interest income ..............................       1,226            1,257             1,243            1,116
                                                               -------        ---------           -------          -------
      Provision for loan losses ..........................           1                1                --                1
      Non-interest income ................................          65               71                81               93
      Non-interest expense ...............................       1,103            1,125             1,130            1,201
      Income taxes .......................................          82              113                89              (24)
                                                               -------        ---------           -------          -------
      Net income .........................................     $   105        $      89           $   105          $    31
                                                               =======        =========           =======          =======
      Net income per common
         share: Basic/diluted ............................      N/A(1)           N/A(1)            N/A(1)           N/A(1)
                                                               =======        =========           =======          =======


(1) FLATBUSH FEDERAL BANCORP, INC. CONVERTED TO STOCK FORM ON OCTOBER 17, 2003.

                                       36
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS




DIRECTORS
Anthony J. Monteverdi
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
FLATBUSH FEDERAL BANCORP, INC. AND
FLATBUSH FEDERAL SAVINGS AND LOAN ASSOCIATION

Jesus R. Adia
EXECUTIVE VICE PRESIDENT,
FLATBUSH FEDERAL BANCORP, INC. AND
FLATBUSH FEDERAL SAVINGS AND LOAN ASSOCIATION

D. John Antoniello
PRESIDENT OF ANBRO SUPPLY COMPANY, AN
INDUSTRIAL SUPPLY COMPANY

John F. Antoniello
RETIRED, FORMER PRESIDENT OF ANBRO SUPPLY COMPANY

Patricia Ann McKinley
VICE PRESIDENT OF TNS INTERSEARCH, A MARKET
RESEARCH COMPANY

Alfred S. Pantaleone
RETIRED, FORMERLY DEPUTY EXECUTIVE DIRECTOR OF
THE NEW YORK CITY BOARD OF ELECTIONS

ANTHONY V. RUMOLO
SELF EMPLOYED PENSION AND BUSINESS CONSULTANT

Charles J. Vorbach
PRESIDENT OF JOHN L. VORBACH CO., INC., AN INSURANCE
BROKERAGE AND CONSULTING BUSINESS

EXECUTIVE OFFICERS
Anthony J. Monteverdi
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Jesus R. Adia
EXECUTIVE VICE PRESIDENT

John S. Lotardo
CHIEF FINANCIAL OFFICER AND CONTROLLER


                                       37                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------


                             SHAREHOLDER INFORMATION


ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 2146 Nostrand Avenue, Brooklyn, NY 11210 on April 29, 2004 at 11:00 a.m.

STOCK LISTING
Over-the-Counter Bulletin Board under the symbol "FLTB"

SPECIAL COUNSEL
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, D.C. 20015

INDEPENDENT AUDITORS
Radics & Co., LLC
55 US Highway 46 East
Pine Brook, NJ 07058


TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.


ANNUAL REPORT ON FORM 10-KSB
A copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission is available without charge to shareholders by written request to the Company. It may also be accessed on our website at: WWW.FLATBUSH.COM



                                       38
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               MARKET INFORMATION

The Company's Common Stock is traded on the over-the-counter bulletin board under the symbol "FLTB."

The following table sets forth the range of the high and low bid prices of the Company's Common Stock since its initial trading day of October 21, 2003, and is based upon information provided by Wall Street City. The Company has not paid any dividends since the completion of its initial public offering on October 17, 2003.

                                                    PRICES OF COMMON STOCK
                                                   -------------------------
                                                     HIGH              LOW
                                                   -------          -------
CALENDAR QUARTER ENDED (1)
December 31, 2003 ..............................    $16.00           $11.96

----------------

(1) THE COMPANY'S COMMON STOCK BEGAN TRADING ON OCTOBER 21, 2003.


As of December 31, 2003, the Company had 1,810 stockholders of record.

On August 13, 2003, the Company's Registration Statement on Form SB-2 went effective with the Securities and Exchange Commission for the registration of 1,087,756 shares of its common stock, par value $.01 per share. The net proceeds to both Flatbush Federal Bancorp and Flatbush Federal from this offering were $7.1 million.



                                       39                     [ART WORK OMITTED]
--------------------------------------------------------------------------------

NOTES
--------------------------------------------------------------------------------



















--------------------------------------------------------------------------------

                                  [BLANK PAGE]

                                FLATBUSH FEDERAL
                                 BANCORP, INC.

                              2146 NOSTRAND AVENUE
                               BROOKLYN, NY 11210