Form 10KSB, Exhibit 13
period 2004-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2005-03-28
CIK 1243496

EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS

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

Selected Financial Condition Data:                          At December 31,
                                                        ------------------------
(In thousands)                                            2004            2003
                                                        ------------------------

Total assets                                            $134,248        $142,937
Loans receivable, net (1)                                 92,924          90,571
Investment securities (2)                                  9,187          14,212
Mortgage-backed securities (2)                            22,300           5,521
Cash and Cash Equivalents                                  6,215          29,260
Deposits                                                 116,857         126,032
Stockholders' equity - substantially restricted           15,810          15,625

----------------------
(1)   Net of allowance for loan losses and deferred loan fees

(2) Mortgage-backed securities and investment securities are classified as held to maturity

                                                         For the Years Ended
Selected Operating Data:                                     December 31,
                                                      -------------------------
(In thousands, except per share data)                   2004              2003
                                                      -------------------------

Total Interest Income                                 $ 7,012           $ 6,723
Total Interest Expense                                  1,816             2,271
                                                      -------------------------
     Net Interest Income                                5,196             4,452
Provision for  loan losses                                 (1)               (8)

Non-interest Income                                       247               284
Non-interest Expense                                    4,960             4,570
Income Taxes                                              204                77
                                                      -------------------------
Net Income                                            $   278           $    81
                                                      =========================

Net Income per Share                                    $0.12             $0.04
                                                        =====             =====

-----------------------------------

N/A - Not applicable

Selected Financial Ratios and Other Data:

                                                              At or for the Years
                                                               Ended December 31,
                                                             ----------------------
                                                              2004            2003
                                                             ----------------------
Performance Ratios:
Return on  average assets (1)                                  0.20%           0.05%
Return on  average equity                                      1.76%           0.78%
Net yield on average interest-earning assets                   5.25%           4.68%
Net interest rate spread (2)                                   3.68%           2.85%
Net interest margin (3)                                        3.89%           3.10%
Average interest-earning assets to average interest-
bearing liabilities                                           1.15x           1.16x

Capital Ratios:
Average retained earnings to average assets                   11.39%           6.96%
Tier 1 core ratio (to adjusted total assets)                  11.01%          10.23%
Total risk based capital ratio                                24.63%          24.27%

Asset Quality Ratios:
Allowance for loan losses to gross loan outstanding            0.19%           0.20%
Non-performing loans to total assets                           0.09%           0.03%

Other Data:
Number of full-service offices                                    3               3

-------------------
(1)   Ratio of net income to average total assets.

(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)   Net interest income divided by average interest-earning assets.

                       Management Discussion and Analysis

      Flatbush Federal Bancorp, Inc. is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association. Our principal asset is our investment in Flatbush Federal Savings & Loan Association. We are a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. In connection with the reorganization, we sold 1,087,756 shares of our common stock and issued 1,226,619 shares to our mutual holding company parent. At December 31, 2004, Flatbush Federal Bancorp, Inc. had consolidated assets of $134.2 million, deposits of $116.9 million and shareholders' equity of $15.8 million.

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

      Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. Consideration is give to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

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

      Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments are reviewed on a continual basis as regulatory and business factors change.

Comparison of Financial Condition at December 31, 2004 and 2003

      The Company's assets as of December 31, 2004 were $134.2 million compared to $142.9 million at December 31, 2003, a decrease of $8.7 million, or 6.1%. Cash and cash equivalents decreased $23.1 million, or 78.8%, to $6.2 million at December 31, 2004 from $29.3 million at December 31, 2003. Investment securities decreased $5.0 million, or 35.2%, to $9.2 million at December 31, 2004 from $14.2 million at December 31, 2003. As a partial offset, mortgage-backed securities increased $16.8 million, or 305.4%, to $22.3 million at December 31, 2004 from $5.5 million as of December 31, 2003. In addition, loans receivable increased $2.3 million, or 2.5%, to $92.9 million at December 31, 2004 from $90.6 million at December 31, 2003. Management continued to reinvest assets from short-term liquid investments into longer-term higher yielding investments and loans.

      Total Deposits decreased $9.1 million, or 7.2%, to $116.9 million at December 31, 2004 from $126.0 million at December 31, 2003. Deposit outflow may be attributed to depositors seeking higher deposit rates from competing financial institutions.

      Total stockholders' equity increased $185,000 to $15.8 million at December 31, 2004 from $15.6 million at December 31, 2003. The increase reflects net income of $278,000, the market appreciation of $13,000 relating to the release of ESOP shares, amortization of $35,000 of unearned ESOP shares and the addition of $255,000 in pension liability adjustment, which was partially offset by a decrease of $396,000, reflecting the repurchase of shares to fund restricted stock awards for the Company's Stock-Based Incentive Program.

      The Company adopted a Stock-Based Incentive Plan ("the Plan") on November 19, 2004 following the approval of the stockholders. The Plan authorized 46,056 shares of restricted stock to be distributed to directors and officers as an incentive to share in the growth and performance of the Company. The Company implemented a buyback program to acquire such shares. The Company will continue the buyback program until the completion of the Plan requirements. As of December 31, 2004, the Company has acquired 32,000 shares at a cost of $396,000.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

      General. Net income increased by $197,000, or 243.2%, to $278,000 for the year ended December 31, 2004 from $81,000 for the year ended December 31, 2003. As long-term rates improved in 2004, management reinvested assets from short-term liquid investments to longer-term higher yielding investments and loans. Interest expense decreased as a result of the lower level of deposits in 2004. Both factors significantly affected our net interest income for the year ended December 31, 2004.

      Interest Income. Interest income increased by $289,000, or 4.3%, to $7.0 million for the year ended December 31, 2004 from $6.7 million for the year ended December 31, 2003. The increase in interest income resulted from increases of $519,000 from mortgage-backed securities and $111,000 from investment securities, partially offset by decreases of $194,000 in loans receivable and $148,000 in other interest earning assets. The increase in interest income was attributable to a 57 basis point increase in the average yield on interest earning assets to 5.25% for the year ended December 31, 2004 from 4.68% for the year ended December 31, 2003. Partially offsetting the increase in the average yield was a $10.2 million, or 7.1%, decrease in the average balance of interest earning assets to $133.6 million for the year ended December 31, 2004 from $143.8 million for the year ended December 31, 2003.

      Interest income from mortgage-backed securities increased $519,000, or 280.5%, to $704,000 for the year ended December 31, 2004 from $185,000 for the year ended December 31, 2003. This increase was primarily due to a $10.4 million increase in the average balance of mortgage-backed securities to $13.8 million for the year ended December 31, 2004 from $3.4 million for the same period in 2003. However, the average yield decreased by 33 basis points to 5.12% for the year ended December 31, 2004 from 5.45% for the year ended December 31, 2003. Interest income from investment securities increased $111,000, or 24.2%, to $570,000 for the year ended December 31, 2004 from $459,000 for the year ended December 31, 2003. The average yield in investment securities for the year ended December 31, 2004 increased 205 basis points to 4.37% on an average balance of $13.0 million from 2.32% on an average balance of $19.8 million for the year ended December 31, 2003. Interest income on loans receivable decreased $194,000, or 3.4%, to $5.6 million for the year ended December 31, 2004 from $5.8 million for the comparable period in 2003. The decrease resulted from a lower average yield of 6.09% on an average balance of $91.3 million for the year ended December 31, 2004, from 6.64% on an average balance of $86.7 million for the year ended December 31, 2003. Interest income on other interest-earning assets decreased $148,000, or 45.8% to $175,000 for the year ended December 31, 2004 from $323,000 for the year ended December 31, 2003. The decrease was attributable to the lower average balance of $15.5 million with an average yield of 1.13% for the year ended December 31, 2004 from $33.8 million with an average yield of 0.95% for the year ended December 31, 2003.

      Interest Expense. Total interest expense decreased $455,000, or 20.0% to $1.8 million for 2004 from $2.3 million for 2003. The decrease in interest expense resulted from a decrease of 25 basis points in the average cost of deposits to 1.57% for the year ended December 31, 2004 from 1.82% for the year ended December 31, 2003. In addition, the average balance of interest-bearing deposits decreased $8.5 million to $115.9 million for the year ended December 31, 2004 from $124.4 million for the year ended December 31, 2003. The average balance of certificates of deposit decreased by $7.3 million to $65.6 million with an average cost of 2.50% in 2004, as compared with an average balance of $72.9 million with an average cost of 2.76% in 2003. Our average balance for savings and club accounts decreased by $1.4 million to $49.7 million with an average cost of 0.35% in 2004, as compared to $51.1 million with an average cost of 0.50% in 2003. The average balance of interest-bearing demand deposits increased to $525,000 with an average cost of 0.37% in 2004 from $494,000 with an average cost of 0.40% in 2003.

      Net Interest Income. Net interest income increased $745,000, or 16.7%, to $5.2 million for 2004 from $4.5 million for 2003. Our interest rate spread increased by 83 basis points to 3.68% in 2004 from 2.85% in 2003. Our interest margin increased by 79 basis points to 3.89% in 2004 from 3.10% in 2003.

      Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision of $1,000 for the year ended December 31, 2004, as compared to a provision of $8,000 for the year ended December 31, 2003. Our provision for loan losses was established to address probable and estimable losses in our SBA loan portfolio. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $176,000, or 0.19%, of loans outstanding at December 31, 2004, as compared with $180,000, or 0.20% of loans outstanding at December 31, 2003. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

      Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make adjustments to the allowance based on its judgments about information available to it at the time of its examination

      Non-Interest Income. Non-interest income decreased by $37,000, or 13.0%, to $247,000 in 2004 from $284,000 in 2003. The decline was partially caused by the $8,000 decrease in the gain on sale of loans. In 2004, we experienced diminished activity in fee generating transactions resulting in a decrease of $29,000 in fees, service charges and miscellaneous non-interest income.

      Non-Interest Expense. Non-interest expense increased by $391,000 to $5.0 million in 2004 from $4.6 million in 2003. Salary and benefits increased by $185,000 to $2.9 million in 2004 from $2.7 million in 2003. Occupancy expense increased by $20,000 to $495,000 from $475,000. Professional fees increased $133,000 to $197,000 from $64,000. The increase was directly attributable to accounting and legal fees associated with our status as a public company. Other non-interest expenses increased $104,000 to $504,000 from $400,000. Included in other non-interest expenses were printing, stationary and postage costs attributable to corporate matters. Other insurance premium increased $16,000 to $177,000 from $161,000. As a partial offset, equipment expense decreased $48,000 to $547,000 from $595,000, and directors compensation decreased $19,000 to $164,000 from $183,000.

      Income Tax Expense. The provision for income taxes increased $127,000 to $204,000 in 2004 from $77,000 in 2003. The increase in the income tax expense is primarily due to our higher level of income before taxes of $482,000 in 2004 compared with $158,000 in 2003.

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

                                                                                Years Ended December 31,
                                                            ------------------------------------------------------------------------
                                   At December 31, 2004                      2004                                 2003
                                   ---------------------    ---------------------------------     ----------------------------------
                                                              Average      Interest                Average       Interest
                                   Outstanding   Yield/      Outstanding    Earned/   Yield/      Outstanding     Earned/    Yield/
                                     Balance      Rate         Balance       Paid      Rate         Balance        Paid       Rate
                                   ----------   --------    ------------   --------   -------     -----------     --------  --------
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)............    $ 92,924      5.92%        $ 91,288    $5,562     6.09%        $ 86,700       $5,756     6.64%
  Mortgage-backed securities.....      22,300      4.87%          13,757       704     5.12%           3,390          185     5.46%
  Investment securities(2) (3)...      10,045      4.22%          13,062       570     4.37%          19,826          459     2.32%
  Other interest-earning assets..       4,767      1.95%          15,537       175     1.13%          33,836          323     0.95%
                                     --------                   --------    ------                  --------       ------
    Total interest-earning assets     130,036      5.46%         133,644     7,012     5.25%         143,752        6,723     4.68%
                                                                            ------                                 ------

Non-interest earning assets......       4,211                      4,720                               5,344
                                     --------                   --------                            --------

     Total assets................    $134,248                   $138,364                            $149,096
                                     ========                   ========                            ========

Interest-bearing liabilities:
  NOW accounts...................         438      0.30%             525         2     0.37%             494            2     0.40%
  Savings and club...............      48,863      0.31%          49,733       174     0.35%          51,066          257     0.50%
  Certificates of deposit........      62,810      2.54%          65,608     1,640     2.50%          72,879        2,012     2.76%
                                     --------                   --------    ------                  --------       ------
    Total interest-bearing
      Liabilities................     112,111      1.56%         115,867     1,816     1.57%         124,439        2,271     1.82%
                                     --------                   --------    ------                  --------       ------

Non-interest bearing liabilities:
  Demand deposit.................       4,746                      5,065                              12,441
  Other liabilities..............       1,581                      1,670                               1,846
                                     --------                   --------                            --------
    Total non-interest-bearing
     Liabilities.................       6,327                      6,735                              14,287
                                     --------                   --------                            --------
    Total liabilities............     118,438                    122,602                             138,726

Retained earnings................      15,810                     15,762                              10,370
                                     --------                   --------                            --------
Total liabilities and equity.....    $134,248                   $138,364                            $149,096
                                     ========                   ========                            ========
Net interest income..............                                            5,196                                  4,452
                                                                             =====                                  =====
Interest rate spread(4)..........                  3.90%                               3.68%                                  2.85%
                                                   =====                               =====                                  =====
Net interest-earning assets......    $ 17,926                   $ 17,777                            $ 19,313
                                     ========                   ========                            ========
Net interest margin(5)...........                                                      3.89%                                  3.10%
                                                                                       =====                                  =====
Ratio of interest earning assets.
  to interest bearing liabilities                                            1.15x                                  1.16x
                                                                             =====                                  =====

---------------------------------
(1)   Loans receivable are net of the allowance for loan losses.

(2) None of the reported income is exempt from federal income taxes. There is a partial exemption from state and city income taxes for 22.5% of income derived from United States Government securities.

(3)   Includes stock in Federal Home Loan Bank of New York.

(4) Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

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

                                         Years Ended December 31,
                                   -------------------------------------
                                                2004 vs. 2003
                                   -------------------------------------
                                    Increase/(Decrease)
                                           Due to                Total
                                   -----------------------      Increase
                                    Volume          Rate       (Decrease)
                                   ---------     ---------     ---------
                                              (In thousands)
Interest income:
  Loans receivable                       296          (489)         (193)
  Mortgage-backed securities             531           (12)          519
  Investment securities                 (195)          306           111
  Other interest-earning assets         (200)           52          (148)
                                   -------------------------------------

   Total interest income                 432          (143)          289
                                   -------------------------------------

Interest expense:
  Demand deposits                          0             0             0
  Passbook and club accounts              (7)          (77)          (84)
  Certificates of deposits              (192)         (180)         (372)
                                   -------------------------------------

   Total interest expense               (199)         (257)         (456)
                                   -------------------------------------

Net interest income                      631           114           745
                                   -------------------------------------

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

      We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents and short-term United States Treasury securities; and (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans, construction loans, home equity loans and Small Business Administration loans. By investing in short-term, liquid instruments, we believe we are better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of declining interest rates, our strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments. The net proceeds from the offering increased our capital and is providing management with greater flexibility to manage its interest rate risk. In particular, management intends to leverage the capital raised in our 2003 stock offering by increasing our earnings assets. Management also intends to lengthen the maturity of our earning assets, which in turn should result in a higher yielding portfolio of earning assets.

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

      The table below sets forth, as of September 30, 2004 an interest rate sensitivity report of net portfolio value and the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

                                                              Net  Portfolio  Value  as a Percentage
                     Net Portfolio Value                      of Present Value of Assets
Change in            -------------------------------------    ---------------------------------------
Interest Rates       Estimated     Amount of    Percent of                     Change in Basis
(basis points)       NPV           Change       Change        NPV Ratio        Points
------------------   ------------  -----------  ----------    ------------     ----------------------
                     (Dollars in Thousands)
+300                 12,423          (9,778)       (44%)          9.44%         -599 basis points
+200                 15,763          (6,438)       (29%)         11.61%         -381 basis points
+100                 19,152          (3,049)       (14%)         13.68%         -174 basis points
0                    22,201              --         --           15.43%              --
-100                 23,846            1,545         7%          16.27%          +85 basis points

      The table above indicates that at September 30, 2004, in the event of a 100 basis point decrease in interest rates, we would experience a 7% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 29% decrease in net portfolio value. During recent years our interest rate risk management policy has emphasized maintaining a significant percentage of our assets in highly liquid, interest-earning assets and shorter-term securities. The effects of this policy has been to reduce our level of net interest income. We have been willing to accept reduced levels of income in order to position Flatbush Federal to be able to reinvest our assets in longer-term, high yielding investments once interest rates begin to rise.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

      Liquidity. We maintain liquid assets at levels we consider adequate to meet our liquidity needs. Our liquidity ratio averaged 15.64% for the year ended December 31, 2004. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, we also adjust liquidity to meet asset and liability management objectives. At December 31, 2004, cash and cash equivalents totaled $6.2 million.

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

      A significant portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2004, $6.2 million of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2004, there were no short-term investment securities.

      Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $9.1 million to $116.9 million at December 31, 2004 from $126.0 million as of December 31, 2003

      Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provide an additional source of funds. At December 31 2004, we had no advances from the Federal Home Loan Bank of New York, but we had an available borrowing limit of $63.9 million.

      At December 31, 2004, we had outstanding commitments to originate loans of $11.7 million. At December 31, 2004, certificates of deposit scheduled to mature in less than one year totaled $37.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home

Loan Bank of New York advances in order to maintain our level of assets. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

      The tables below set forth, as of December 31, 2004 outstanding loan commitments and maturities of certificates of deposits:

                          Schedule of Loan Commitments
                                December 31, 2004
                                 (In thousands)

           One year or less             $ 6,324
           After one to three years       5,333
           After three years                  0
                                        -------
           Total                        $11,657
                                        =======

                Schedule of Maturities of Certificates of Deposit
                                December 31, 2004
                                 (In thousands)

           One year or less             $37,812
           After one to three years      16,209
           After three years              8,789
                                        -------
           Total                        $62,810
                                        =======

      At December 31, 2004, the minimum rental commitments under all noncancellable leases with initial or remaining terms of one year or more are as follows:

                          Schedule of Lease Commitments
                                December 31, 2004
                                 (In thousands)

                                          Rent
                                          ----
           One year or less             $   161
           After one to three years         269
           After three years                 57
                                        -------
           Total                        $   487
                                        =======

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

                         FLATBUSH FEDERAL BANCORP, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
            With Report of Registered Public Accounting Firm Thereon

                                December 31, 2004

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
            With Report of Registered Public Accounting Firm Thereon
                                December 31, 2004
        ----------------------------------------------------------------

                                      INDEX
                                      -----

                                                                                        Page
                                                                                        ----
Management Responsibility Statement                                                       1

Report of Registered Public Accounting Firm                                               2

Consolidated Statements of Financial Condition as of December 31, 2004 and 2003           3

Consolidated Statements of Income for the Years Ended December 31, 2004 and 2003          4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  December 31, 2004 and 2003                                                              5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2003      6

Notes to Consolidated Financial Statements                                              7 - 37

All schedules are omitted as the required information is either not applicable or is presented in the consolidated financial statements

                                                               February 28, 2005

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

Sincerely,



/s/ Anthony J. Monteverdi                                /s/ Jesus R. Adia, Jr.
-------------------------                                ----------------------
Anthony J. Monteverdi,                                   Jesus R. Adia, Jr.,
President & C.E.O.                                       Exec. Vice President

                   REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
                   -------------------------------------------

To The Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

February 28, 2005

RADICS & CO., LLC
55 US Highway 46 East
Pine Brook, NJ  07058-0676

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                                     December 31,
                                                                                           -------------------------------
                                                                  Notes                        2004              2003
                                                           ----------------------------    -------------     -------------
Assets
Cash and amounts due from depository institutions                                          $   1,448,349     $   4,468,212
Interest-earning deposits in other banks                                                       2,367,105        11,791,493
Federal funds sold                                                                             2,400,000        13,000,000
                                                                                           -------------     -------------

        Cash and cash equivalents                                2 and 15                      6,215,474        29,259,705

Investment securities held to maturity                          2, 3 and 15                    9,187,082        14,211,578
Mortgage-backed securities held to maturity                     2, 4 and 15                   22,299,834         5,521,094
Loans receivable                                                2, 5 and 15                   92,924,386        90,571,304
Premises and equipment                                          2, 7 and 13                      906,782           961,813
Federal Home Loan Bank of New York stock                                                         858,200           827,200
Accrued interest receivable                                     2, 8 and 15                      575,253           570,228
Other assets                                                   2, 11 and 12                    1,281,000         1,013,945
                                                                                           -------------     -------------

        Total assets                                                                       $ 134,248,011     $ 142,936,867
                                                                                           =============     =============

Liabilities and stockholders' equity
------------------------------------

Liabilities

Deposits                                                            6, 9 and 15             $116,857,017     $ 126,032,492
Advance payments by borrowers for taxes and insurance                                            341,473           202,616
Other liabilities                                                       11                     1,239,419         1,076,542
                                                                                           -------------     -------------

        Total liabilities                                                                    118,437,909       127,311,650
                                                                                           -------------     -------------

Commitments and contingencies                                  6, 10, 13, 14 and 15                   --                --

Stockholders' equity                                          1, 6, 10, 11, 12 and 16
--------------------

Preferred stock $0.01 par value, 1,000,000 shares
  authorized; none issued and outstanding                                                             --                --
Common stock $0.01 par value, 9,000,000 shares
  authorized; 2,314,375 shares issued; and 2,282,375 and
  2,314,375 shares outstanding, respectively                                                      23,144            23,144
Additional paid in capital                                                                     7,805,233         7,791,924
Retained earnings - substantially restricted                                                   9,030,255         8,752,708
Unearned employees' stock ownership plan
  ("ESOP") shares                                                                               (652,640)         (687,456)
Treasury stock - 32,000 shares at December 31, 2004                                             (395,890)               --
Accumulated other comprehensive (loss) - minimum
  pension liability adjustment, net of income tax benefit                                             --          (255,103)
                                                                                           -------------     -------------

        Total stockholders' equity                                                            15,810,102        15,625,217
                                                                                           -------------     -------------

        Total liabilities and stockholders' equity                                         $ 134,248,011     $ 142,936,867
                                                                                           =============     =============

See notes to consolidated financial statements.                              3.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
            ---------------------------------------------------------

                                                                              Year Ended December 31,
                                                                             --------------------------
                                                         Notes                   2004           2003
                                                       ------------          -----------    -----------
Interest income:
     Loans                                               2 and 5             $ 5,562,333    $ 5,756,446
     Investment securities held to maturity                 2                    570,439        459,164
     Mortgage-backed securities held to maturity            2                    704,202        184,621
     Other interest-earning assets                                               174,819        322,537
                                                                             -----------    -----------

         Total interest income                                                 7,011,793      6,722,768

Interest expense on deposits                                 9                 1,815,522      2,271,379
                                                                             -----------    -----------

Net interest income                                                            5,196,271      4,451,389
Provision for loan losses                                2 and 5                   1,156          8,343
                                                                             -----------    -----------

Net interest income after provision for loan losses                            5,195,115      4,443,046
                                                                             -----------    -----------

Non-interest income:
     Fees and service charges                                                    218,618        241,963
     Gain on sale of loans                                  2                         --          8,195
     Other                                                                        27,654         34,182
                                                                             -----------    -----------

         Total non-interest income                                               246,272        284,340
                                                                             -----------    -----------

Non-interest expenses:
     Salaries and employee benefits                         11                 2,876,581      2,691,375
     Net occupancy expense of premises                   2 and 13                495,029        475,195
     Equipment                                               2                   547,248        594,895
     Directors compensation                                 11                   163,744        183,038
     Professional fees                                                           196,647         64,021
     Other insurance premiums                                                    177,004        161,266
     Other                                                                       504,036        399,713
                                                                             -----------    -----------

         Total non-interest expenses                                           4,960,289      4,569,503
                                                                             -----------    -----------

Income before income taxes                                                       481,098        157,883
Income taxes                                             2 and 12                203,551         76,728
                                                                             -----------    -----------


Net income                                                                   $   277,547    $    81,155
                                                                             ===========    ===========

Net income per common shares:                                2
     Basic and diluted                                                       $      0.12    $      0.04
                                                                             ===========    ===========

Weighted average number of shares outstanding:               2
     Basic                                                                     2,228,777      2,227,808
                                                                             ===========    ===========
     Diluted                                                                   2,229,317      2,227,808
                                                                             ===========    ===========


See notes to consolidated financial statements.                      4.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                                                                                Retained
                                                                Additional     Earnings -        Unearned
                                                  Common         Paid-In      Substantially        ESOP           Treasury
                                                  Stock          Capital        Restricted         Shares           Stock
                                               ------------    ------------   -------------     ------------     ------------
Balance - December 31, 2002                    $         --    $         --    $  8,771,553     $         --               --

Net income for the year ended
  December 31, 2003                                      --              --          81,155               --               --

Other comprehensive income -
  minimum pension liability adjustment,
  net of income taxes of $122,439                        --              --              --               --               --

Comprehensive income

Net proceeds from initial public offering            23,144       7,786,604              --               --               --

Common stock acquired by ESOP                            --              --              --         (696,160)              --

ESOP shares committed to be released                     --           5,320              --            8,704               --

Capitalization of mutual holding company                 --              --        (100,000)              --               --
                                               ------------    ------------    ------------     ------------     ------------

Balance - December 31, 2003                          23,144       7,791,924       8,752,708         (687,456)              --

Net income for the year ended
  December 31, 2004                                      --              --         277,547               --               --

Other comprehensive income -
  minimum pension liability net of income
  taxes $214,293                                         --              --              --               --               --


Comprehensive income

Purchase of 32,000 shares of treasury stock              --              --              --               --         (395,890)

ESOP shares committed to be released                     --          13,309              --           34,816               --

Balance - December 31, 2004                    $     23,144    $  7,805,233    $  9,030,255     $   (652,640)    $   (395,890)
                                               ============    ============    ============     ============     ============


                                               Accumulated
                                                  Other
                                               Comprehensive
                                                  (Loss)           Total
                                               -------------    ------------
Balance - December 31, 2002                    $   (400,583)    $  8,370,970
                                                                ------------

Net income for the year ended
  December 31, 2003                                      --           81,155

Other comprehensive income -
  minimum pension liability adjustment,
  net of income taxes of $122,439                   145,480          145,480
                                                                ------------

Comprehensive income                                                 226,635

Net proceeds from initial public offering                --        7,809,748

Common stock acquired by ESOP                            --         (696,160)

ESOP shares committed to be released                     --           14,024

Capitalization of mutual holding company                 --         (100,000)


Balance - December 31, 2003                        (255,103)      15,625,217

Net income for the year ended
  December 31, 2004                                      --          277,547

Other comprehensive income -
  minimum pension liability net of income
  taxes $214,293                                    255,103          255,103

Comprehensive income                                                 532,650

Purchase of 32,000 shares of treasury stock              --         (395,890)

ESOP shares committed to be released                     --           48,125

Balance - December 31, 2004                    $         --     $ 15,810,102
                                               ============     ============


See notes to consolidated financial statements.                               5.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        ----------------------------------------------------------------

                                                                                Year Ended December 31,
                                                                             -----------------------------
                                                                                 2004             2003
                                                                             ------------     ------------
Cash flows from operating activities:
     Net income                                                              $    277,547     $     81,155
     Adjustments to reconcile net income to
      net cash provided by (used in) operating activities:
         Depreciation and amortization of premises and equipment                  143,115          165,502
         Net amortization of premiums, discounts
          and deferred loan fees and costs                                       (139,824)        (187,253)
         Deferred income taxes                                                    (17,522)          13,807
         Loans originated for sale                                                     --         (297,950)
         Proceeds from sale of loans originated for sale                               --          306,145
         (Gain) on sales of loans originated for sale                                  --           (8,195)
         Provision for loan losses                                                  1,156            8,343
         (Increase) in accrued interest receivable                                 (5,025)         (61,350)
         Decrease (increase) in other assets                                        5,570         (463,548)
         Increase (decrease) in other liabilities                                 162,877          (46,033)
         ESOP shares committed to be released                                      48,125           14,024
                                                                             ------------     ------------

            Net cash provided by (used in) operating activities                   476,019         (475,353)
                                                                             ------------     ------------

Cash flows from investing activities:
     Proceeds from calls and maturities
      of investment securities held to maturity                                11,039,966       88,249,806
     Purchases of investment securities held to maturity                       (5,995,625)     (68,458,495)
     Principal repayments on
      mortgage-backed securities held to maturity                               2,300,188          880,149
     Purchases of mortgage-backed securities held to maturity                 (19,028,965)      (4,392,344)
     Purchases of loan participation interests                                 (1,858,438)      (2,950,000)
     Net change in loans receivable                                              (425,784)       2,678,321
     Additions to premises and equipment                                          (88,084)        (186,067)
     (Purchase of) redemption of Federal Home Loan Bank of New York stock         (31,000)         147,800
                                                                             ------------     ------------

            Net cash (used in) provided by investing activities               (14,087,742)      15,969,170
                                                                             ------------     ------------

Cash flows from financing activities:
     Net (decrease) in deposits                                                (9,175,475)      (2,963,701)
     Increase (decrease) in advance payments by
         borrowers for taxes and insurance                                        138,857         (172,505)
     Net proceeds from issuance of common stock                                        --        5,468,359
     Common stock acquired by ESOP                                                     --         (696,160)
     Capitalization of Mutual Holding Company                                          --         (100,000)
     Purchase of treasury stock                                                  (395,890)              --
                                                                             ------------     ------------

            Net cash (used in) provided by financing activities                (9,432,508)       1,535,993
                                                                             ------------     ------------

Net (decrease) increase in cash and cash equivalents                          (23,044,231)      17,029,810
Cash and cash equivalents - beginning                                          29,259,705       12,229,895
                                                                             ------------     ------------

Cash and cash equivalents - ending                                           $  6,215,474     $ 29,259,705
                                                                             ============     ============

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
         Interest                                                            $  1,819,282     $  2,271,379
                                                                             ============     ============
         Income taxes, net of refunds                                        $     71,500     $    251,416
                                                                             ============     ============

Supplemental disclosure of noncash activities:
     Issuance of common stock in exchange for deposits                       $         --     $  2,341,389
                                                                             ============     ============


See notes to consolidated financial statements.                               6.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             -------------------------------------------------------

1. REORGANIZATION AND STOCK OFFERING
------------------------------------

The Flatbush Federal Savings and Loan Association of Brooklyn (the "Association") completed its reorganization into a mutual holding company structure (the "Reorganization") on October 17, 2003. As a part of the Reorganization, the Association converted from a federally chartered mutual savings and loan association to a federally-chartered stock savings and loan association. The Association became a wholly-owned subsidiary of Flatbush Federal Bancorp, Inc. (the "Company"), which became a majority-owned subsidiary of Flatbush Federal MHC, a mutual holding company.

The Company issued a total of 2,314,375 shares of common stock on October 17, 2003, consisting of 1,226,619 shares (53%) issued to Flatbush Federal MHC and the sale of 87,020 shares to the ESOP and 1,000,736 shares to eligible account holders of the mutual association. The net proceeds from the sale of shares amounted to $7,809,748, net of reorganization expenses of $892,300.

During the year ended December 31, 2004, the Company repurchased, in the open market, 32,000 shares of common stock at an aggregated cost of $395,890. These repurchases are reflected as treasury stock in the consolidated statements of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

      Nature of operations and basis of financial statement presentation
      ------------------------------------------------------------------

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


                                                                              7.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             -------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
-------------------------------------------------------

      Nature of operations and basis of financial statement presentation
      (Cont'd.)
      ------------------------------------------------------------------

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

      Cash and cash equivalents
      -------------------------

      Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks and term deposits with original maturities of three months or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

      Investment and mortgage-backed securities
      -----------------------------------------

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

      Emerging Issues Tax Force ("EITF") Issuance No. 03-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments, was adopted as of June 30, 2004. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for securities accounted for under the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date, but for which other-than temporary impairment has not been recognized. The disclosures under EITF 03-1 are required for consolidated financial statements for years ending after December 15, 2003 and are included in these consolidated financial statements. The adoption of EITF 03-1 was not material to the consolidated financial statements.

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


                                                                              8.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         ---------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
-------------------------------------------------------

      Loans held for sale
      -------------------

      Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program, are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to income. At December 31, 2004 and 2003, there were no loans held for sale.

      Loans receivable
      ----------------

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

      Allowance for loan losses
      -------------------------

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


                                                                              9.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
-------------------------------------------------------

      Allowance for loan losses (Cont'd.)
      -----------------------------------

      The allowance is increased through provisions charged against current earnings and recoveries of previously charged off loans. Loans which are determined to be uncollectible are charged against the allowance. Although management believes that specific and general loan loss allowances are established to absorb losses which are both probable and reasonably estimable, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

      Concentration of risk
      ---------------------

      The Association's lending activities are concentrated in loans secured by real estate located in the State of New York.

      Premises and equipment
      ----------------------

      Premises and equipment are comprised of land, at cost, and a building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

            Building and improvements                7 to 50 years
            Leasehold improvements                   Shorter of term of lease or useful life
            Furniture, fixtures and equipment        5 to 10 years

      Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

      Income taxes
      ------------

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


                                                                             10.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            ---------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
-------------------------------------------------------

      Stock-based compensation plans
      ------------------------------

      The Company, under a plan approved by it stockholders in 2004, has granted stock options to employees and outside directors. See note 11 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees', and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provided information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", as amended, to all option grants for the year ended December 31, 2004.



      Net income as reported                                        $   277,547

      Remove:       Total stock-based compensation expense,
                    net of income taxes, included in reported
                    net income                                               --

      Include:      Total stock-based compensation expense,
                    net of income taxes, that would have been
                    included in the determination of net income
                    if the fair value method had been applied to
                    all grants                                           (7,629)
                                                                    -----------

      Pro forma net income                                              269,918
                                                                    ===========

      Net income per common share, as reported:
         Basic                                                      $      0.12
         Diluted                                                           0.12
                                                                    ===========

      Pro forma net income per common share:
         Basic                                                      $      0.12
         Diluted                                                           0.12
                                                                    ===========

      Interest-rate risk
      ------------------

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


                                                                             11.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           ----------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
-------------------------------------------------------

      Net income per common share
      ---------------------------

      Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. For the year ended December 31, 2003, such amounts were based upon income for the entire year 2003, although the Association converted to stock form on October 17, 2003, and the weighted average number of shares outstanding since October 17, 2003, as if such shares were outstanding during the entire year 2003. Stock options and restricted stock awards granted are considered common stock equivalents and therefore considered in diluted net income per common share calculations, if dilutive, using the treasury stock method.

      Reclassification
      ----------------

      Certain amounts as of and for the year ended December 31, 2003, have been reclassified to conform to the current year's presentation.

3. INVESTMENT SECURITIES HELD TO MATURITY
-----------------------------------------

                                                              December 31, 2004
                                              ----------------------------------------------------
                                                                Gross Unrealized
                                              Amortized     ------------------------    Estimated
                                                 Cost         Gains         Losses      Fair Value
                                              ----------    ----------    ----------    ----------
U.S. Government (including agencies):
    Due after one year through five years     $  999,270    $      625    $      205    $  999,690
    Due after five years through ten years     4,192,142        27,686        21,727     4,198,101
    Due after ten years                        3,995,670         2,450         7,760     3,990,360
                                              ----------    ----------    ----------    ----------

                                              $9,187,082    $   30,761    $   29,692    $9,188,151
                                              ==========    ==========    ==========    ==========


                                                              December 31, 2003
                                              -----------------------------------------------------
                                                                Gross Unrealized
                                              Amortized     ------------------------    Estimated
                                                 Cost         Gains         Losses      Fair Value
                                              ----------    ----------    ----------    -----------
U.S. Government (including agencies):
   Due after one year through five years      $ 1,997,985   $    6,699    $       --    $ 2,004,684
   Due after five years through ten years       6,213,593       58,526        50,509      6,221,610
   Due after ten years                          6,000,000       82,271            --      6,082,271
                                              -----------   ----------    ----------    -----------

                                              $14,211,578   $  147,496    $   50,509    $14,308,565
                                              ===========   ==========    ==========    ===========


                                                                             12.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           ----------------------------------------------------------

3. INVESTMENT SECURITIES HELD TO MATURITY
-----------------------------------------

The age of unrealized losses and fair value of related investment securities held to maturity are as follows:

                                                Less Than One Year             More Than One Year                  Total
                                             --------------------------    --------------------------    --------------------------
                                                            Unrealized                    Unrealized                    Unrealized
                                             Fair Value        Loss        Fair Value        Loss        Fair Value        Loss
                                             -----------    -----------    -----------    -----------    -----------    -----------
December 31, 2004
----------------------------------------
   Due after one year through five years     $   499,065    $       205    $        --    $        --    $   499,065    $       205
   Due after five years through ten years             --             --      2,469,830         21,727      2,469,830         21,727
   Due after ten years                         1,992,240          7,760             --             --      1,992,240          7,760


                                             $ 2,491,305    $     7,965    $ 2,469,830    $    21,727    $ 4,961,135    $    29,692
                                             ===========    ===========    ===========    ===========    ===========    ===========

December 31, 2003
----------------------------------------
   Due after five years through ten years    $ 2,940,022    $    50,509    $        --    $        --    $ 2,940,022    $    50,509
                                             ===========    ===========    ===========    ===========    ===========    ===========

Management has concluded that the unrealized losses are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended December 31, 2004 and 2003. At December 31, 2004 and 2003, securities callable within one year amounted to $7,000,000 and $9,000,000, respectively.

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY
----------------------------------------------

                                                              December 31, 2004
                                              ----------------------------------------------------
                                                                Gross Unrealized
                                              Amortized     ------------------------    Estimated
                                                 Cost         Gains         Losses      Fair Value
                                              ----------    ----------    ----------    ----------
Government National Mortgage Association      $5,012,823    $  102,805    $      260    $5,115,368
Federal National Mortgage Association         13,912,763       107,153        21,735    13,998,181
Federal Home Loan Mortgage Corporation         3,374,248         9,467        21,596     3,362,119
                                              ----------    ----------    ----------    ----------

                                              $22,299,834   $  219,425    $   43,591    $22,475,668
                                              ==========    ==========    ==========    ==========


                                                              December 31, 2003
                                              ----------------------------------------------------
                                                                Gross Unrealized
                                              Amortized     ------------------------    Estimated
                                                 Cost         Gains         Losses      Fair Value
                                              ----------    ----------    ----------    ----------
Government National Mortgage Association      $5,330,686    $  106,303    $       --    $5,436,989
Federal National Mortgage Association            190,408         1,253            --       191,661
                                              ----------    ----------    ----------    ----------

                                              $5,521,094    $  107,556    $       --    $5,628,650
                                              ==========    ==========    ==========    ==========


                                                                             13.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ------------------------------------------------------

4. MORTGAGE-BACKED SECURITIES HELD TO MATURITY (Cont'd.)
--------------------------------------------------------

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity at December 31, 2004 are as follows:

                                                Less Than One Year           More Than One Year                   Total
                                            --------------------------    --------------------------    --------------------------
                                                           Unrealized                    Unrealized                    Unrealized
                                            Fair Value        Loss        Fair Value        Loss        Fair Value        Loss
                                            -----------    -----------    -----------    -----------    -----------    -----------
Government National Mortgage Association    $    22,102    $       260    $        --    $        --    $    22,102    $       260
Federal National Mortgage Association         6,687,875         21,735             --             --      6,687,875         21,735
Federal Home Loan Mortgage Corporation        2,310,379         21,596             --             --      2,310,379         21,596

                                            $ 9,020,356    $    43,591    $        --    $        --    $ 9,020,356    $    43,591
                                            ===========    ===========    ===========    ===========    ===========    ===========


Management has concluded that the unrealized losses are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

The unamortized cost and estimated fair value of mortgage-backed securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

                                           Amortized      Estimated
                                             Cost        Fair Value
                                          -----------    -----------

Due after one year through five years     $   644,708    $   656,382
Due after five years through ten years      1,743,153      1,758,046
Due after ten years                        19,911,973     20,061,240
                                          -----------    -----------

                                          $22,299,834    $22,475,668
                                          ===========    ===========

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2004 and 2003.


                                                                             14.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            ---------------------------------------------------------

5. LOANS RECEIVABLE
-------------------

                                                   December 31,
                                            --------------------------
                                                2004           2003
                                            -----------    -----------

Real estate mortgage:
       One to four family                   $80,735,837    $79,686,878
       Multi family                           1,182,371        877,070
       Commercial                             3,475,024      4,870,120
                                            -----------    -----------

                                             85,393,232     85,434,068
                                            -----------    -----------

Real estate construction                      7,877,438      5,196,400
                                            -----------    -----------

Small Business Administration guaranteed        946,086        940,194
                                            -----------    -----------

Consumer:
       Home equity loans                         30,792         68,040
       Passbook or certificate                  100,403         88,502
       Student education guaranteed
        by the State of New York                  1,956          5,359
       Credit cards                              51,128         44,601
                                            -----------    -----------

                                                184,279        206,502
                                            -----------    -----------

               Total loans                   94,401,035     91,777,164
                                            -----------    -----------

Less: Loans in process                          905,539        646,900
      Allowance for loan losses                 175,520        179,961
      Deferred loan fees, net                   395,590        378,999
                                            -----------    -----------

                                              1,476,649      1,205,860
                                            -----------    -----------

                                            $92,924,386    $90,571,304
                                            ===========    ===========

At December 31, 2004 and 2003, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $117,000 and $42,000, respectively. During the years ended December 31, 2004 and 2003, the Association recognized interest income of approximately $3,000 and $1,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $4,000 and $3,000 for the years ended December 31, 2004 and 2003, respectively. The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.


                                                                             15.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       -------------------------------------------------------------------

5. LOANS RECEIVABLE (Cont'd.)
-----------------------------

The following is an analysis of the allowance for loan losses:

                                                       Year Ended December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Balance - beginning                                 $ 179,961         $ 174,249
Provision charged to operations                         1,156             8,343
Mortgage participation program                          1,989                --
Charge-offs                                            (7,586)           (2,631)
                                                    ---------         ---------

Balance - ending                                    $ 175,520         $ 179,961
                                                    =========         =========

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

                                                           December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Loans without recorded allowances                   $      --         $      --
                                                    ---------         ---------

Loans with recorded allowances                         38,919            40,386
Related allowance for loan losses                       5,997             6,272
                                                    ---------         ---------

                                                       32,922            34,114
                                                    ---------         ---------

Net impaired loans                                  $  32,922         $  34,114
                                                    =========         =========

During the years ended December 31, 2004 and 2003, the average investment in impaired loans was $39,000 and $41,000, respectively. Interest income of $1,000 and $1,000 was collected on these loans during the years ended December 31, 2004 and 2003.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $477,000 and $491,000 at December 31, 2004 and 2003, respectively. During the year December 31, 2004, no new loans were added and $14,000 of repayments were made.


                                                                             16.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          -------------------------------------------------------------

6. LOAN SERVICING
-----------------

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2004 and 2003, the contingent liability for credit enhancement, net of enhancement fees received, amounted to $82,000 and $84,000, respectively, which are not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $938,000 and $978,000 at December 31, 2004 and 2003, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see note 10 to consolidated financial statements).

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $1,100 and $1,100 at December 31, 2004 and 2003, respectively, and are included in the consolidated statements of financial condition as demand deposits.

7. PREMISES AND EQUIPMENT
-------------------------

                                                            December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------


Land                                                $ 319,753         $ 319,753
                                                    ---------         ---------

Building and improvements                             941,587           922,493
Less accumulated depreciation                         608,585           555,867
                                                    ---------         ---------

                                                      333,002           366,626
                                                    ---------         ---------

Leasehold improvements                                212,283           172,035
Less accumulated amortization                          27,557            12,776
                                                    ---------         ---------

                                                      184,726           159,259
                                                    ---------         ---------

Furniture, fixtures and equipment                     680,272           926,941
Less accumulated depreciation                         610,971           810,766
                                                    ---------         ---------

                                                       69,301           116,175
                                                    ---------         ---------

                                                    $ 906,782         $ 961,813
                                                    =========         =========


                                                                             17.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          ------------------------------------------------------------

8. ACCRUED INTEREST RECEIVABLE
------------------------------

                                                            December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Loans, net of allowance for uncollected
  interest of $4,000 and $700, respectively         $ 395,836         $ 426,075
Investment securities held to maturity                 87,311           118,176
Mortgage-backed securities held to maturity            92,106            25,977
                                                    ---------         ---------

                                                    $ 575,253         $ 570,228
                                                    =========         =========

9. DEPOSITS
-----------

                                                           December 31,
                                 ---------------------------------------------------------------
                                             2004                               2003
                                 -----------------------------     -----------------------------
                                   Weighted                          Weighted
                                   Average                           Average
                                     Rate            Amount            Rate            Amount
                                 ------------     ------------     ------------     ------------
Demand deposits:
      Non-interest bearing           0.00%        $  4,745,919         0.00%        $  5,635,461
      NOW                            0.30%             438,461         0.30%             551,487
                                                  ------------                      ------------

                                     0.03%           5,184,380         0.03%           6,186,948

Passbook and club accounts           0.31%          48,862,766         0.31%          49,886,596
Certificates of deposit              2.54%          62,809,871         2.51%          69,958,948
                                                  ------------                      ------------

      Total                          1.50%        $116,857,017         1.51%        $126,032,492
                                                  ============                      ============

The scheduled maturities of certificates of deposit are as follows (in thousands):

                                                           December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

One year or less                                    $  37,812         $  43,933
After one to three years                               16,209             9,737
After three years                                       8,789            16,289
                                                    ---------         ---------

                                                    $  62,810         $  69,959
                                                    =========         =========

Certificates of deposit with denominations of $100,000 or more totaled approximately $13,888,000 and $12,868,000 at December 31, 2004 and 2003,
respectively.


                                                                             18.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       ------------------------------------------------------------------

9. DEPOSITS (Cont'd.)
---------------------

Interest expense on deposits is summarized as follows:

                                                      Year Ended December 31,
                                                   ----------------------------
                                                       2004              2003
                                                   ----------        ----------

Demand                                             $    1,918        $    2,375
Passbook, club                                        173,582           257,705
Certificates of deposit                             1,640,022         2,011,299
                                                    ---------         ---------

                                                   $1,815,522        $2,271,379
                                                   ==========        ==========

10. REGULATORY CAPITAL
----------------------

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


                                                            December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

GAAP, Core (Tier 1) and Tangible capital            $  14,842         $  14,621
Add:   general valuation allowance                        168               173
Less:  low-level recourse adjustment                      (84)              (84)
                                                    ---------         ---------

    Total regulatory capital                        $  14,926         $  14,710
                                                    =========         =========


                                                                             19.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        -----------------------------------------------------------------

10. REGULATORY CAPITAL (Cont'd.)
--------------------------------

                                                                                    To Be Well
                                                                                 Capitalized Under
                                                          Minimum Capital        Prompt Corrective
                                       Actual               Requirements         Actions Provisions
                               --------------------     --------------------     --------------------
                                Amount      Ratio        Amount       Ratio       Amount       Ratio
                               --------    --------     --------    --------     --------    --------
                                                        (Dollars in Thousands)
December 31, 2004
-----------------

Total Capital
 (to risk-weighted assets)     $ 14,926       24.63%    $  4,848        8.00%    $  6,060       10.00%

Tier 1 Capital (1)
 (to risk-weighted assets)       14,758       24.35%          --          --        3,636        6.00%

Core (Tier 1) Capital
 (to adjusted total assets)      14,842       11.01%       5,390        4.00%       6,736        5.00%

Tangible Capital
 (to adjusted total assets)      14,842       11.01%       2,021        1.50%          --          --

December 31, 2003
-----------------

Total Capital
 (to risk-weighted assets)     $ 14,710       24.27%    $  4,850        8.00%    $  6,062       10.00%

Tier 1 Capital (1)
 (to risk-weighted assets)       14,537       23.98%          --          --        3,637        6.00%

Core (Tier 1) Capital
 (to adjusted total assets)      14,621       10.23%       5,717        4.00%       7,147        5.00%

Tangible Capital
 (to adjusted total assets)      14,621       10.23%       2,144        1.50%          --          --

(1)   Net of contingent liability for credit enhancement of $84,000.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision ("OTS"), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action.


                                                                             20.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       -------------------------------------------------------------------

11. BENEFIT PLANS
-----------------

      Pension plan
      ------------

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

      Percentages of total fair value of assets by category follows:

                                                            December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Equity/mutual funds                                     45.52%            53.73%
Certificates of deposit                                 54.47%            46.26%
Other (non-interest bearing checking accounts)           0.01%             0.01%
                                                    ---------         ---------

                                     Total             100.00%           100.00%
                                                    =========         =========

      The expected rate of return on Plan assets was based on the Plan Sponsor's average yield from its mortgage portfolio. As of October 2004 this yield was 5.85%.

      The minimum required contribution for 2005, under Internal Revenue Code
      Section 412, is estimated to be $489,000, and this amount will be contributed during the Plan year ending December 31, 2005. Additional discretionary contributions of $558,000, though not required, may be made in 2005. It is planned that contributions will be made in cash.

      Expected benefit payments under the Plan are as follows:

                   Year Ended December 31,
                 ---------------------------

                        2005                                      $  105,264
                        2006                                         124,336
                        2007                                         138,628
                        2008                                         174,434
                        2009                                         209,509
                        2010-2014                                  1,306,648


                                                                             21.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Pension plan (Cont'd.)
      ----------------------

      The following table sets forth the Plan's funded status:

                                                           December 31,
                                                    ---------------------------
                                                        2004            2003
                                                    -----------     -----------

Change in benefit obligation

    Benefit obligation - beginning                  $ 2,884,914     $ 2,600,619
        Service cost                                    204,368         196,766
        Interest cost                                   187,519         169,040
        Actuarial loss (gain)                           209,247         (80,349)
        Settlements                                      (6,132)         (1,162)
                                                    -----------     -----------

    Benefit obligation - ending                     $ 3,479,916     $ 2,884,914
                                                    ===========     ===========


Change in plan assets

    Fair value of assets - beginning                $ 2,434,671     $ 1,577,413
        Actual return on plan assets                     57,956         218,231
        Settlements                                      (6,132)         (1,162)
        Contributions                                   404,401         640,189
                                                    -----------     -----------

    Fair value of assets - ending                   $ 2,890,896     $ 2,434,671
                                                    ===========     ===========


                                                                             22.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        -----------------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Pension plan (Cont'd.)
      ----------------------

                                                           December 31,
                                                  ----------------------------
                                                      2004             2003
                                                  -----------      -----------

Reconciliation of Funded Status

Accumulated benefit obligation                    $(2,770,710)     $(2,216,632)
                                                  -----------      -----------

Projected benefit obligation                       (3,479,916)      (2,884,914)
Fair value of assets                                2,890,896        2,434,671
                                                  -----------      -----------

Funded status                                        (589,020)        (450,243)
Unrecognized transition (asset)                       (22,001)         (33,001)
Unrecognized net loss                               1,406,453        1,170,679
Additional minimum liability                               --         (469,396)
                                                  -----------      -----------

Prepaid pension cost included in
  other assets                                    $   795,432      $   218,039
                                                  ===========      ===========

Valuation Assumptions

Discount rate                                            6.50%            6.50%
Rate of return on long term assets                       6.00%            6.00%
Salary increase rate                                     5.00%            5.00%


                                                      Year Ended December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------
Net Periodic Pension Expense

Service cost                                        $ 204,368         $ 196,766
Interest cost                                         187,519           169,040
Expected return on assets                            (146,080)          (94,645)
Amortization of unrecognized transition (asset)       (11,000)          (11,000)
Amortization of unrecognized net loss                  61,597            74,213
                                                    ---------         ---------

Total net periodic pension expense included in
  salaries and employee benefits                    $ 296,404         $ 334,374
                                                    =========         =========
Valuation Assumptions

Discount rate                                            6.50%            6.50%
Rate of return on long term assets                       6.00%            6.00%
Salary increase rate                                     5.00%            5.00%



                                                                             23.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          -------------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Postretirement benefits
      -----------------------

      The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan's funded status and the components of net postretirement benefit cost:


                                                               December 31,
                                                         ---------------------
                                                            2004        2003
                                                         ---------   ---------

Changes in Benefit Obligation

   Benefit obligation - beginning                        $ (77,972)  $ (74,113)
   Interest cost                                           (11,984)    (11,706)
   Unrecognized net loss amortization                         (328)         --
   Amortization of unrecognized transition obligation      (17,167)    (17,167)
   Settlements                                              22,671      25,014
                                                         ---------   ---------

   Benefit obligation - ending                           $ (84,780)  $ (77,972)
                                                         =========   =========

Reconciliation of Funded Status

   Accumulated benefit obligation                         (148,828)   (171,196)
   Unrecognized transition obligation being amortized
     over 13.264 years                                      56,037      73,204
   Unrecognized net loss                                     7,813      20,020
                                                         ---------   ---------

   Postretirement benefit obligation included in
     other liabilities                                   $ (84,978)  $ (77,972)
                                                         =========   =========



                                                                December 31,
                                                          ---------------------
                                                             2004        2003
                                                          ---------   ---------

   Service cost                                           $      --   $      --
   Unrecognized net loss amortization                           328          --
   Interest cost on accumulated
    postretirement benefit obligation                        11,984      11,706
   Amortization of unrecognized transition obligation        17,167      17,167
                                                          ---------   ---------

Net postretirement benefit cost included in salaries
  and employee benefits                                   $  29,479   $  28,873
                                                          =========   =========


                                                                             24.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          -------------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Postretirement benefits (Cont'd.)
      ---------------------------------

      The Plan is unfunded. It is estimated that contributions of approximately $27,000 will be made during the year ending December 31, 2005. Expected benefit payments under the Plan are as follows:

                   Year Ended December 31,
                 ---------------------------

                        2005                                        $ 26,964
                        2006                                          28,717
                        2007                                          30,583
                        2008                                          28,259
                        2009                                          30,096
                        2010-2014                                    129,498


      At and for the years ended December 31, 2004 and 2003, a medical cost trend rate of 6.5% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2004 and 2003, by $8,000 and $10,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2004 and 2003, by $600 and $700, respectively.

      Supplemental Employee Retirement Plan ("SERP")
      ----------------------------------------------

      The Association provides an unfunded SERP for its president. The SERP commenced in August of 1999 and requires the president to work for a minimum five additional years at which time the president will collect $93,000 per year for each of the succeeding ten years. Expense for the years ended December 31, 2004 and 2003, was $98,000 and $134,000, respectively. The SERP obligation, which is discounted at seven percent, was $672,000 and $574,000 at December 31, 2004 and 2003, respectively. The president did not retire at December 31, 2004 and a new agreement is being formulated.

      Retirement Plan for Directors
      -----------------------------

      The Association maintains a non-tax qualified Retirement Plan for Directors that provides outside directors who retire after five years of service on the Board and attainment of age 65 with a monthly retirement benefit of sixty percent of monthly directors' fees for 60 months. In the event of the director's death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director's death while receiving benefits but before all benefits have been paid to the director, the director's surviving spouse will receive the remaining benefit payments due. If the surviving spouse dies prior to receiving the remaining payments, all obligations of the Association to the director or his spouse will terminate. For the years ended December 31, 2004 and 2003, the cost of the directors' retirement plan to the Association was $30,000 and $30,000, respectively. Accrued retirement plan liability at December 31, 2004 and 2003 was $121,000 and $107,000, respectively.


                                                                             25.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             -------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      ESOP
      ----

      Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 87,020 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2004 and 2003, the Association made cash contributions of $57,000 and $14,000 to the ESOP, of which $20,000 and $7,000, respectively, was applied to loan principal. At December 31, 2004, the loan had an outstanding balance of $669,000.

      The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $48,000 and $14,000 for the years ended December 31, 2004 and 2003.

      The ESOP shares are summarized as follows:

                                                            December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Unearned shares                                        81,580            85,932
Shares committed to be released                         2,097             1,088
Shares released                                         3,343                --
                                                    ---------         ---------

Total                                                  87,020            87,020
                                                    =========         =========

Fair value of unearned shares                       $ 974,881         $1,095,633
                                                    =========         =========


                                                                             26.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       ------------------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Restricted Stock Awards
      -----------------------

      Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder. On November 19, 2004, the Company awarded 29,470 shares of its common stock to officers and 16,578 shares of common stock to directors. At December 31, 2004, none of the Stock Awards were vested. During the year ended December 31, 2004, approximately $8,000 in expense related to the Restricted Stock Awards was recorded. The amount of expense recorded for the Restricted Stock Awards is based upon the number of shares awarded, the market price of the Company's common stock at the grant date ($11.75 per share) and the period over which the Restricted Stock Awards are earned (96 months).

      Stock Options
      -------------

      Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing one year after the grant date. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

      On November 19, 2004, options to purchase 115,487 shares of Company common stock were granted, which include non-incentive stock options to non-employee directors and incentive stock options to officers and employees. The options granted, none of which were exercised or forfeited during the year ended December 31, 2004, are summarized as follows:


                              Shares                                               Weighted
   -------------------------------------------------------------                    Average
       Non-                                                         Exercise       Exercise
     Incentive       Incentive        Total        Exercisable        Price          Price
   -------------   ------------   ------------   ---------------   -----------   -------------
      20,790           94,697        115,487             --          $ 11.75         $11.75


                                                                             27.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       ------------------------------------------------------------------

11. BENEFIT PLANS (Cont'd.)
---------------------------

      Stock Options (Cont'd.)
      -----------------------

      The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during 2004, which have an exercise price equal to the market price of the Company's common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

             Weighted average grant-date fair value per share      $     4.89
             Expected common stock dividend yield                        0.00%
             Expected volatility                                        31.54%
             Expected option life                                   7.25 years
             Risk-free interest rate                                     3.91%

12. INCOME TAXES
----------------

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2004, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,006,000 and $5,080,000, respectively. New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.


                                                                             28.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           -----------------------------------------------------------

12. INCOME TAXES (Cont'd.)
--------------------------

The components of income taxes are summarized as follows:

                                                      Year Ended December 31,
                                                    ---------------------------
                                                       2004              2003
                                                    ---------         ---------

Current income tax expense:
       Federal                                      $ 146,709         $  25,219
       State and city                                  74,364            37,702
                                                    ---------         ---------
                                                      221,073            62,921
                                                    ---------         ---------
Deferred income tax expense (benefit):
       Federal                                        (15,249)           (1,653)
       State and city                                  (2,273)           15,460
                                                    ---------         ---------
                                                      (17,522)           13,807
                                                    ---------         ---------

                                                    $ 203,551         $  76,728
                                                    =========         =========

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable federal income tax rate of 34% to consolidated income before income taxes:

                                                        Year Ended December 31,
                                                        -----------------------
                                                           2004         2003
                                                        ---------     ---------
Federal income tax expense                              $ 163,573     $  53,680
Increases (decreases) in income taxes resulting from:
    New York State and City taxes,
      net of federal income tax effect                     47,580        35,087
    Surtax exemption                                           --       (13,750)
    Other items                                            (7,602)        1,711
                                                        ---------     ---------

Income tax expense                                      $ 203,551     $  76,728
                                                        =========     =========


                                                                             29.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

12. INCOME TAXES (Cont'd.)
--------------------------

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                 December 31,
                                                          --------------------------
                                                              2004           2003
                                                          -----------    -----------
Deferred income tax assets
--------------------------

Allowances for loan losses                                $    80,087    $    83,389
Depreciation                                                   58,527         35,788
Minimum pension liability adjustment                               --        214,293
Deferred compensation                                         322,798        282,254
Other                                                           1,764         27,795
                                                          -----------    -----------

                                                              463,176        643,519
                                                          -----------    -----------
Deferred income tax liabilities
-------------------------------

Pension and postretirement plan expense                       258,839        242,411
                                                          -----------    -----------

                                                              258,839        242,411
                                                          -----------    -----------

Net deferred income tax asset included in other assets    $   204,337    $   401,108
                                                          ===========    ===========

13. COMMITMENTS
---------------

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


                                                                             30.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          ------------------------------------------------------------

13. COMMITMENTS (Cont'd.)
-------------------------

The Association has outstanding various commitments to originate loans as follows:

                                                         December 31,
                                                  --------------------------
                                                      2004           2003
                                                  -----------    -----------

Mortgage loans                                    $ 5,003,000    $ 1,035,000
Construction loans                                    906,000             --
Secured credit cards                                  206,000        180,000
Purchase of multi-family loans                      5,542,000      1,200,000
                                                  -----------    -----------

                                                  $11,657,000    $ 2,415,000
                                                  -----------    -----------

At December 31, 2004, the outstanding mortgage loan commitments consisted of $3,451,000 for fixed rate loans with interest rates ranging from 5.875% to 6.250% and $1,552,000 for adjustable rate loans with initial rates ranging from 5.375% to 7.50%. Construction loan commitments bear interest rates ranging from 5.25% to 6.50%. Secured credit card commitments for $58,000 and $148,000 were for loans at fixed rates of 21% and 9.9%, respectively. Commitments to purchase multi-family loans bear adjustable interest rates with initial rates ranging from 6.75% to 7.00%.

At December 31, 2003, the outstanding mortgage loan commitments included $1,035,000 for adjustable rate loans with initial rates ranging from 5.25% to 6.00% and a commitment to purchase $1,200,000 of adjustable rate multi-family loans with an initial rate of 7.25%. Secured credit card commitments were for loans at a fixed rate of 21.00%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $163,000 and $158,000 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

            Year Ending                                         Minimum
            December 31,                                          Rent
           ---------------                                    -------------

               2005                                             $ 161,000
               2006                                               117,200
               2007                                                75,500
               2008                                                76,400
               2009                                                57,300
                                                                ---------

                                                                $ 487,400
                                                                ---------

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.


                                                                             31.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ------------------------------------------------------

14. CONTINGENCIES
-----------------

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------

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

      Cash and cash equivalents and accrued interest receivable
      ---------------------------------------------------------

      The carrying amounts for cash and cash equivalents and accrued interest receivable approximate fair value because they mature in three months or less.

      Securities
      ----------

      The fair value of mortgage-backed and investment securities held to maturity are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

      Loans receivable
      ----------------

      Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

      Deposits
      --------

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

      Commitments
      -----------

      The fair value of commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.


                                                                             32.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             ------------------------------------------------------

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)
-----------------------------------------------------------

The carrying values and estimated fair values of financial instruments are as follows:

                                                                    December 31,
                                               --------------------------------------------------------
                                                          2004                         2003
                                               --------------------------------------------------------
                                                Carrying       Estimated      Carrying       Estimated
                                                 Amount       Fair Value       Amount       Fair Value
                                               -----------    -----------    -----------    -----------
Financial assets
----------------

Cash and cash equivalents                      $     6,215    $     6,215    $    29,260    $    29,260
Investment securities held to maturity               9,187          9,188         14,212         14,309
Mortgage-backed securities held to maturity         22,300         22,476          5,521          5,629
Loans receivable                                    92,924         94,640         90,571         93,534
Accrued interest receivable                            575            575            570            570

Financial liabilities
---------------------

Deposits                                           116,857        117,922        126,032        128,047

Commitments
-----------

To originate and purchase loans                     11,657         11,657          2,415          2,415
To fund loans in process                               906            906            647            647

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


                                                                             33.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            --------------------------------------------------------

16. PARENT ONLY FINANCIAL INFORMATION
-------------------------------------

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the periods ended December 31, 2004 and 2003. The Company had no earnings prior to October 17, 2003.

      Condensed statements of financial condition
      -------------------------------------------

                                                             December 31,
                                                     --------------------------
                                                         2004           2003
                                                     -----------    -----------
Assets
------

Cash and cash equivalents                            $   306,393    $   318,201
Investment in the Association                         14,842,457     14,620,714
ESOP loan receivable                                     669,415        689,352
Other assets                                                 750             --
                                                     -----------    -----------

      Total assets                                   $15,819,015    $15,628,267
                                                     -----------    -----------

Liabilities and stockholders' equity
------------------------------------

Income taxes payable                                 $     8,913    $     3,050
Stockholders' equity                                  15,810,102     15,625,217
                                                     -----------    -----------

      Total liabilities and stockholders' equity     $15,819,015    $15,628,267
                                                     ===========    ===========

       Condensed statements of income
       ------------------------------

                                                                               From Inception
                                                      Year Ended             October 17, 2003 to
                                                   December 31, 2004          December 31, 2003
                                                   -----------------         --------------------
Interest income                                       $    40,916                 $     7,552
Equity in undistributed earnings of Association           314,405                      38,035
                                                      -----------                 -----------

                                                          355,321                      45,587

Non-interest expense                                       73,888                          --
                                                      -----------                 -----------

Income before income taxes                                281,433                      45,587
Income taxes                                                3,886                       3,050
                                                      -----------                 -----------

Net income                                            $   277,547                 $    42,537
                                                      ===========                 ===========


                                                                             34.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         --------------------------------------------------------------

16. PARENT ONLY FINANCIAL INFORMATION (Cont'd.)
-----------------------------------------------

      Condensed statements of cash flows
      ----------------------------------


                                                                                       From Inception
                                                                    Year Ended       October 17, 2004 to
                                                                 December 31, 2004    December 31, 2004
                                                                 -----------------    -----------------
Cash flows from operating activities
------------------------------------

Net income                                                           $   277,547          $    42,537
Equity in earnings of Association                                       (314,405)             (38,034)
Increase in other assets                                                    (750)                  --
Increase in other liabilities                                              5,863                3,050
                                                                     -----------          -----------

   Net cash (used in) provided by operating activities                   (31,745)               7,553
                                                                     -----------          -----------

Investing activities
--------------------

Net decrease (increase) in loan receivable from ESOP                      19,937             (689,352)
Purchase of 100% of the outstanding stock of the Association                  --           (6,809,748)
                                                                     -----------          -----------

   Net cash provided by (used in) investing activities                    19,937           (7,499,100)
                                                                     -----------          -----------

Financing activities
--------------------

Net proceeds from sale of common stock                                        --            7,809,748
                                                                     -----------          -----------

   Net cash provided by financing activities                                  --            7,809,748
                                                                     -----------          -----------

Net (decrease) increase in cash and cash equivalents                     (11,808)             318,201
Cash and cash equivalents - beginning                                    318,201                   --
                                                                     -----------          -----------

Cash and cash equivalents - ending                                   $   306,393          $   318,201
                                                                     -----------          -----------

Supplemental disclosure of non-cash activities:
   Equity of Association at inception                                $        --          $ 8,309,588
                                                                     ===========          ===========


                                                                             35.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         ---------------------------------------------------------------

17. QUARTER FINANCIAL DATA (UNAUDITED)
--------------------------------------

Year Ended December 31, 2004
----------------------------

                                    First       Second      Third       Fourth
                                   Quarter     Quarter     Quarter     Quarter
                                   --------    --------    --------    --------
                                       (In Thousands Except Per Share Data)

Interest income                    $  1,671    $  1,712    $  1,810    $  1,819
Interest expense                        459         456         450         451
                                   --------    --------    --------    --------

   Net interest income                1,212       1,256       1,360       1,368
                                   --------    --------    --------    --------

Provision for loan losses                --          --          --           1
Non-interest income                      69          59          65          53
Non-interest expense                  1,217       1,244       1,244       1,255
Income taxes                             30          35          71          67
                                   --------    --------    --------    --------

Net income                         $     34    $     36    $    110    $     98
                                   ========    ========    ========    ========
Net income per common
 share: Basic/diluted              $   0.02    $   0.02    $   0.05    $   0.04
                                   ========    ========    ========    ========

Year Ended December 31, 2003
----------------------------

                                    First       Second      Third       Fourth
                                   Quarter     Quarter     Quarter     Quarter
                                   --------    --------    --------    --------
                                       (In Thousands Except Per Share Data)

Interest income                    $  1,726    $  1,665    $  1,611    $  1,720
Interest expense                        643         579         532         517
                                   --------    --------    --------    --------

   Net interest income                1,083       1,086       1,079       1,203
                                   --------    --------    --------    --------

Provision for loan losses                --           1           7          --
Non-interest income                      78          76          74          57
Non-interest expense                  1,126       1,141       1,112       1,191
Income taxes                             17          12          21          27
                                   --------    --------    --------    --------

Net income                         $     18    $      8    $     13    $     42
                                   ========    ========    ========    ========
Net income per common
 share: Basic/diluted              N/A (1)     N/A (1)     N/A (1)     $   0.02
                                   ========    ========    ========    ========

(1)   Flatbush Federal Bancorp, Inc. converted to stock form on October 17,
      2003.


                                                                             36.

                 FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           -----------------------------------------------------------

18. RECENT ACCOUNTING PRONOUNCEMENTS
------------------------------------

In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This statement revised the original guidance contained in SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123 (revised 2004), a public entity such as the Company will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize such cost over the period during which an employee is required to provide service in exchange for the reward (usually the vesting period). For stock options and similar instruments, grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of instruments (unless observable market prices for the same or similar instruments are available). For public entities, such as the Company, that file as small business issuers, SFAS No. 123 (revised 2004) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 (January 1, 2006, for the Company).

Based upon the stock option grants existing at December 31, 2004, management expects the implementation of SFAS No. 123 (revised 2004) to result in an after tax expense of approximately $65,000 during each of the years ending December 31, 2006 through 2011, and approximately $57,000 during the year ending December 31, 2012.


                                                                             37.