Form 10-K, Exhibit 13
period 2005-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2006-03-31
CIK 1243496

                                   EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS

                                Flatbush Federal
                                  BANCORP, INC.

                               2005 ANNUAL REPORT

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

Selected Financial Condition Data:                         At December 31,
                                                    ---------------------------
(In thousands)                                         2005             2004
                                                    ---------------------------

Total assets                                        $ 143,953        $ 134,248
Loans receivable, net (1)                              96,591           92,924
Investment securities (2)                               7,809            9,187
Mortgage-backed securities (2)                         25,633           22,300
Cash and Cash Equivalents                               4,911            6,215
Deposits                                              109,218          116,857
Other Borrowings                                       16,969               --
Stockholders' equity - substantially restricted        16,033           15,810


----------
(1)   Net of allowance for loan losses and deferred loan fees

(2) Mortgage-backed securities and investment securities are classified as held to maturity

                                                        For the Years Ended
Selected Operating Data:                                    December 31,
                                                    --------------------------
(In thousands, except per share data)                 2005               2004
                                                    --------------------------

Total Interest Income                               $ 7,708            $ 7,012
Total Interest Expense                                2,219              1,816
                                                    --------------------------
     Net Interest Income                              5,489              5,196
Provision for  loan losses                              (20)                (1)

Non-interest Income                                     212                247
Non-interest Expense                                  5,033              4,960
Income Taxes                                            280                204
                                                    --------------------------
Net Income                                          $   368            $   278
                                                    ==========================

Net Income per Share                                $  0.14            $  0.10
                                                    =======            =======

Selected Financial Ratios and Other Data:

                                                            At or for The Years
                                                            Ended December 31,
                                                         -----------------------
                                                           2005            2004
                                                         -----------------------
Performance Ratios:

Return on  average assets (1)                              0.26%           0.20%
Return on  average equity                                  2.31%           1.76%
Net yield on average interest-earning assets               5.84%           5.25%
Net interest rate spread (2)                               3.91%           3.68%
Net interest margin (3)                                    4.16%           3.89%
Average interest-earning assets to average interest-
bearing liabilities                                        1.15x           1.15x

Capital Ratios:
Average retained earnings to average assets               11.56%          11.39%
Tier 1 core ratio (to adjusted total assets)              10.57%          11.01%
Total risk based capital ratio                            21.55%          24.63%

Asset Quality Ratios:
Allowance for loan losses to gross loan outstanding        0.20%           0.19%
Non-performing loans to total assets                       0.14%           0.09%

Other Data:
Number of full-service offices                                 3               3

----------
(1)   Ratio of net income to average total assets.

(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)   Net interest income divided by average interest-earning assets.

                       Management Discussion and Analysis

      Flatbush Federal Bancorp, Inc. is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association. Our principal asset is our investment in Flatbush Federal Savings & Loan Association. We are a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. Following the reorganization, we issued a 10% stock dividend on April 25, 2005, increasing the number of outstanding shares of common stock to shareholders to 1,196,184 and 1,349,280 to our mutual holding company parent. At December 31, 2005, Flatbush Federal Bancorp, Inc. had consolidated assets of $144.0 million, deposits of $109.2 million and shareholders' equity of $16.0 million.

General

      Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts, time deposits and other borrowings. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of fees and service charges, gains on the sale of loans and miscellaneous other income (consisting of fees charged on loans guaranteed by the Small Business Administration, minimum balances, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks). Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing and deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses). Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

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

Comparison of Financial Condition at December 31, 2005 and 2004

      The Company's assets as of December 31, 2005 were $144.0 million compared to $134.2 million at December 31, 2004, an increase of $9.8 million, or 7.3%. In 2005, fixed assets increased by $1.7 million from a purchase of a building occupied by the Association's Bensonhurst branch. Cash and cash equivalents decreased $1.3 million, or 21.0%, to $4.9 million at December 31, 2005 from $6.2 million at December 31, 2004. Investment securities decreased $1.4 million, or 15.2%, to $7.8 million at December 31, 2005 from $9.2 million at December 31, 2004. As a partial offset, mortgage-backed securities increased $3.3 million, or 14.8%, to $25.6 million at December 31, 2005 from $22.3 million as of December 31, 2004. In addition, loans receivable increased $3.7 million, or 4.0%, to $96.6 million at December 31, 2005 from $92.9 million at December 31, 2004. Management continued to reinvest assets into longer-term higher yielding investments and loans.

      Total Deposits decreased $7.7 million, or 6.6%, to $109.2 million at December 31, 2005 from $116.9 million at December 31, 2004. Deposit outflow may be attributed to depositors seeking higher deposit rates from competing financial institutions. Borrowings from Federal Home Loan Bank of NY at December 31, 2005 were $17.0 million. Management opted to borrow from Federal Home Loan Bank of NY to fund loan commitments and savings withdrawals. There were no borrowings as of December 31, 2004.

      Total stockholders' equity increased $223,000 to $16.0 million at December 31, 2005 from $15.8 million at December 31, 2004. The increase reflects net income of $368,000, the market appreciation of $8,000 relating to the release of ESOP shares, amortization of $35,000 of unearned ESOP shares and amortization of $76,000 of restricted stock awards for the Company's Stock-Based Incentive Program, partially offset by decreases of $260,000, reflecting the repurchase of shares under the stock repurchase program and the repurchase of shares to fund restricted stock awards for the Company's Stock-Based Incentive Program and $4,000 for the payment of fractional shares under the stock dividend program.

      The Company adopted a Stock-Based Incentive Plan ("the Plan") on November 19, 2004 following the approval of the stockholders. Inclusive of stock dividends, the Plan authorized 50,662 shares of restricted stock to be distributed to directors and officers as an incentive to share in the growth and performance of the Company. The Company implemented a buyback program to acquire such shares. As of December 31, 2005, all of the authorized shares were acquired.

      On April 25, 2005, the Company declared a 10% stock dividend increasing the number of outstanding shares of common stock to shareholders to 1,196,184 and 1,349,280 to the mutual holding company. Cash totaling $4,000 was distributed to eligible stockholders entitled to receive fractional shares.

      On June 30, 2005 the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company's outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2005, 11,400 shares have been acquired at an average price of $9.20 per share.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

      General. Net income increased by $90,000, or 32.4%, to $368,000 for the year ended December 31, 2005 from $278,000 for the year ended December 31, 2004. As long-term rates improved in 2005, management reinvested assets in loans and higher yielding mortgage-backed securities. As an offset interest expense increased as a result of the higher costs of deposits and borrowings. Both factors significantly affected our net interest income for the year ended December 31, 2005.

      Interest Income. Interest income increased by $696,000, or 9.9%, to $7.7 million for the year ended December 31, 2005 from $7.0 million for the year ended December 31, 2004. The increase in interest income resulted from increases of $315,000 from loans receivable and $545,000 from mortgage-backed securities, partially offset by decreases of $133,000 in investment securities and $30,000 in other interest earning assets. The increase in interest income was attributable to a 59 basis point increase in the average yield on interest earning assets to 5.84% for the year ended December 31, 2005 from 5.25% for the year ended December 31, 2004. Partially offsetting the increase in the average yield was a $1.7 million, or 1.3%, decrease in the average balance of interest earning assets to $131.9 million for the year ended December 31, 2005 from $133.6 million for the year ended December 31, 2004.

      Interest income on loans receivable increased $315,000, or 5.7%, to $5.9 million for the year ended December 31, 2005 from $5.6 million for the comparable period in 2004. The increase resulted from a higher average yield of 6.19% on an average balance of $94.9 million for the year ended December 31, 2005, from 6.09% on an average balance of $91.3 million for the year ended December 31, 2004.

      Interest income from mortgage-backed securities increased $545,000, or 77.4%, to $1.2 million for the year ended December 31, 2005 from $704,000 for the year ended December 31, 2004. This increase reflects a $9.3 million increase in the average balance of mortgage-backed securities to $23.1 million for the year ended December 31, 2005 from $13.8 million for the same period in 2004. In addition, the average yield increased by 28 basis points to 5.40% for the year ended December 31, 2005 from 5.12% for the year ended December 31, 2004.

          Interest income from investment securities decreased $133,000, or 23.3%, to $437,000 for the year ended December 31, 2005 from $570,000 for the year ended December 31, 2004. The decrease resulted from a decrease of $ 3.8 million in the average balance in investment securities to $9.3 million for the year ended December 31, 2005 from an average balance of $13.1 million for the year ended December 31, 2004. This decrease was partially offset by an increase of 32 basis points to 4.69% in the average yield for the year ended December 31, 2005 from 4.37% in the average yield for the year ended December 31, 2004.

      Interest income on other interest-earning assets, primarily interest-earning deposits, term deposits and federal funds sold, decreased $30,000, or 17.1% to $145,000 for the year ended December 31, 2005 from $175,000 for the year ended December 31, 2004. The decrease was attributable to the lower average balance of $4.6 million for the year ended December 31, 2005 from $15.5 million for the year ended December 31, 2004, a decrease of $11.0 million. However, as a partial offset, the average yield on other interest earning assets increased to 3.17% for the year ended December 31, 2005 from 1.13% for the year ended December 31, 2004.

      Interest Expense. Total interest expense increased $403,000, or 22.2% to $2.2 million for the year ended December 31, 2005 from $1.8 million for the year ended December 31, 2004. The increase in interest expense resulted from an increase of 25 basis points in the average cost of deposits to 1.82% for the year ended December 31, 2005 from 1.57% for the year ended December 31, 2004. In addition, the increase to interest expense resulted from $5.7 million increase in the average balance of FHLB of NY Advances, with an average cost of 4.04%, for the year ended December 31, 2005. There were no FHLB of NY Advances for the year ended December 31, 2004. The increase in interest expense was partially offset by a decrease in the average balance of interest-bearing deposits by $6.8 million to $109.0 million for the year ended December 31, 2005 from $115.9 million for the year ended December 31, 2004. The average balance of certificates of deposit decreased by $4.3 million to $61.3 million with an average cost of 2.97% in 2005, as compared with an average balance of $65.6 million with an average cost of 2.50% in 2004. Our average balance for savings and club accounts decreased by $2.6 million to $47.2 million with an average cost of 0.35% in 2005, as compared to $49.7 million with an average cost of 0.35% in 2004. The average balance of interest-bearing demand deposits decreased to $514,000 with an average cost of 0.33% in 2005 from $525,000 with an average cost of 0.37% in 2004.

      Net Interest Income. Net interest income increased $293,000, or 5.6%, to $5.5 million for 2005 from $5.2 million for 2004. Our interest rate spread increased by 23 basis points to 3.91% in 2005 from 3.68% in 2004. Our interest margin increased by 27 basis points to 4.16% in 2005 from 3.89% in 2004.

      Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision of $20,000 for the year ended December 31, 2005, as compared to a provision of $1,000 for the year ended December 31, 2004. Our provision for loan losses was established to address probable and estimable losses in our SBA loan portfolio as well as inherent losses that are probable and estimable in our larger loan portfolio. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $193,000, or 0.20%, of loans outstanding at December 31, 2005, as compared with $176,000, or 0.19% of loans outstanding at December 31, 2004. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

      Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make adjustments to the allowance based on its judgments about information available to it at the time of its examination

      Non-Interest Income. Non-interest income decreased by $35,000, or 14.2%, to $212,000 in 2005 from $247,000 in 2004. The decline was predominantly caused by the $29,000 decrease in fees and service charges, a $14,000 decrease in miscellaneous fees, partially offset by an increase of $7,000 from our Bank Owned Life Insurance (BOLI) investment. In 2005, we experienced diminished activity in fee generating transactions resulting in a decrease of $29,000 in fees, service charges.

      Non-Interest Expense. Non-interest expense increased by $73,000 to $5.0 million in 2005 from $5.0 million in 2004. Salary and benefits increased by $144,000 to $3.0 million in 2005 from $2.9 million in 2004. Occupancy expense increased by $22,000 to $517,000 from $495,000.Director Compensation increased $16,000 to $180,000 in 2005 from $164,000 in 2004. Offsetting these increases, professional fees decreased $37,000 to $160,000 from $197,000, other non-interest expenses decreased $47,000 to $457,000 from $504,000, equipment expense decreased $24,000 to $523,000 from $547,000, and other insurance premium decreased $1,000 to $176,000 from $177,000.

      Income Tax Expense. The provision for income taxes increased $76,000 to $280,000 in 2005 from $204,000 in 2004. The increase in the income tax expense is primarily due to our higher level of income before taxes of $648,000 in 2005 compared with $481,000 in 2004.

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

                                                                                    Years Ended December 31,
                                                               ---------------------------------------------------------------------
                                        At December 31, 2005                    2005                               2004
                                       ---------------------   --------------------------------    ---------------------------------
                                                                 Average      Interest               Average     Interest
                                       Outstanding    Yield/   Outstanding    Earned/    Yield/    Outstanding    Earned/     Yield/
                                         Balance       Rate      Balance       Paid       Rate       Balance       Paid        Rate
                                       -----------    ------   -----------    --------   ------    -----------   ---------    ------
                                                                            (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1) ............      $ 96,591       6.18%     $ 94,873      $5,877     6.19%      $ 91,288    $  5,562      6.09%
  Mortgage-backed securities .....        25,633       5.04%       23,113       1,249     5.40%        13,757         704      5.12%
  Investment securities(2) (3) ...         8,787       4.87%        9,314         437     4.69%        13,062         570      4.37%
  Other interest-earning assets ..         2,454       3.90%        4,577         145     3.17%        15,537         175      1.13%
                                        --------                 --------      ------                --------    --------
    Total interest-earning assets        133,465       5.83%      131,877       7,708     5.84%       133,644       7,012      5.25%
                                                                               ------                            --------
Non-interest earning assets ......        10,488                    5,863                               4,720
                                        --------                 --------                            --------
     Total assets ................      $143,953                 $137,740                            $138,364
                                        ========                 ========                            ========

Interest-bearing liabilities:
  NOW accounts ...................           584       0.30%          514           2     0.33%           525           2      0.37%
  Savings and club ...............        44,729       0.35%       47,171         165     0.35%        49,733         174      0.35%
  Certificates of deposit ........        59,383       3.28%       61,340       1,821     2.97%        65,608       1,640      2.50%
                                        --------                 --------      ------                --------    --------
  Total interest-bearing Deposits        104,696       2.01%      109,025       1,988     1.82%       115,867       1,816      1.57%
                                        --------                 --------      ------                --------    --------     ------
FHLB Advances ....................        16,969       4.61%        5,718         231     4.04%            --          --        --
                                        --------                 --------      ------

Total interest-bearing Liabilities       121,665       2.37%      114,743       2,219     1.93%       115,867       1,816      1.57%
                                        --------                 --------      ------                --------    --------

Non-interest bearing liabilities:
  Demand deposit .................         4,522                    4,918                               5,065
  Other liabilities ..............         1,733                    2,149                               1,670
                                        --------                 --------                            --------
    Total non-interest-bearing
     Liabilities .................         6,255                    7,067                               6,735
                                        --------                 --------                            --------
    Total liabilities ............       127,920                  121,811                             122,602

Retained earnings ................        16,033                   15,929                              15,762
                                        --------                 --------                            --------
Total liabilities and equity .....      $143,953                 $137,740                            $138,364
                                        ========                 ========                            ========
Net interest income ..............                                              5,489                               5,196
                                                                               ======                               =====
Interest rate spread(4) ..........                     3.46%                              3.91%                                3.68%
                                                       ====                               ====                                 ====
Net interest-earning assets ......      $ 11,799                 $ 17,134                            $ 17,777
                                        ========                 ========                            ========
Net interest margin(5) ...........                                                        4.16%                                3.89%
                                                                                          ====                                 ====
Ratio of interest earning assets
  to interest bearing liabilities                                                1.15x                               1.15x
                                                                               ======                               =====

----------
(1)   Loans receivable are net of the allowance for loan losses.

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

                                                   Years Ended December 31,
                                               ---------------------------------
                                                          2005 vs. 2004
                                               ---------------------------------
                                               Increase/(Decrease)
                                                      Due to            Total
                                               ------------------      Increase
                                                Volume       Rate     (Decrease)
                                                ------       ----     ----------
                                                        (In thousands)
Interest income:
  Loans receivable .......................        221          93         314
  Mortgage-backed securities .............        504          41         545
  Investment securities ..................       (179)         46        (133)
  Other interest-earning assets ..........        (80)         50         (30)
                                               ---------------------------------

   Total interest income .................        466         230         696
                                               ---------------------------------

Interest expense:
  Demand deposits ........................          0           0           0
  Passbook and club accounts .............         (9)          0          (9)
  Certificates of deposits ...............        (96)        277         181
                                               ---------------------------------
   FHLB Advances .........................        231           0         231

   Total interest expense ................        126         277         403
                                               ---------------------------------

Net interest income ......................        340         (47)        293
                                               ---------------------------------

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

      We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents and short-term United States Treasury securities; and (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans, construction loans, home equity loans and Small Business Administration loans. By investing in short-term, liquid instruments, we believe we are better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of declining interest rates, our strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments. As a direct result of the 2003 reorganization, the Company's capital increased. This position provided management greater flexibility to manage interest rate risk. In 2005, management leveraged the increased capital by increasing earning assets and lengthening the maturity of earning assets.

      Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, we did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

      The table below sets forth, as of December 31, 2005 an interest rate sensitivity report of net portfolio value and the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

                                                                  Net Portfolio Value as a
                                                                  Percentage of Present Value of
                       Net Portfolio Value                        Assets
Change in              ---------------------------------------    ------------------------------
Interest Rates         Estimated       Amount of    Percent of                Change in Basis
(basis points)         NPV             Change       Change        NPV Ratio   Points
--------------         ---------       ---------    ----------    ---------   ---------------
                        (Dollars in Thousands)
+300                     11,704        (9,678)           (45%)       8.58%    -572 basis points
+200                     14,896        (6,485)           (30%)      10.58%    -371 basis points
+100                     18,222        (3,159)           (15%)      12.55%    -175 basis points
0                        21,381            --             --        14.29%             --
-100                     23,267         1,886              9%       15.23%     +93 basis points
-200                     22,769         1,388              6%       14.81%     +52 basis points

      The table above indicates that at December 31, 2005, in the event of a 200 basis point decrease in interest rates, we would experience a 6% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 30% decrease in net portfolio value. In 2005, management leveraged the increased capital by increasing earning assets and lengthening the maturity of earning assets within the parameters of our interest rate risk management policy.

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

      Liquidity. We maintain liquid assets at levels we consider adequate to meet our liquidity needs. Our liquidity ratio averaged 6.08% for the year ended December 31, 2005. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, we also adjust liquidity to meet asset and liability management objectives. At December 31, 2005, cash and cash equivalents totaled $4.9 million.

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

      A significant portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2005, $4.9 million of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2005, there were no short-term investment securities.

      Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $7.7 million to $109.2 million at December 31, 2005 from $116.9 million as of December 31, 2004

      Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provide an additional source of funds. At December 31 2005, we had $17 million in advances from the Federal Home Loan Bank of New York, but we had an available borrowing limit of $56 million.

      At December 31, 2005, we had outstanding commitments to originate loans of $12.8 million. At December 31, 2005, certificates of deposit scheduled to mature in less than one year totaled $33.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home

Loan Bank of New York advances in order to maintain our level of assets. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

      The tables below set forth, as of December 31, 2005 outstanding loan commitments and maturities of certificates of deposits:

                          Schedule of Loan Commitments
                                December 31, 2005
                                 (In thousands)

      One year or less                 $ 9,535
      After one to three years           3,239
      After three years                      0
                                       -------
      Total                            $12,774
                                       ========

                Schedule of Maturities of Certificates of Deposit
                                December 31, 2005
                                 (In thousands)

      One year or less                 $33,151
      After one to three years          19,069
      After three years                  7,163
                                       -------
      Total                            $59,383
                                       ========

      At December 31, 2005, the minimum rental commitments under all noncancellable leases with initial or remaining terms of one year or more are as follows:

                          Schedule of Lease Commitments
                                December 31, 2005
                                 (In thousands)

                                         Rent
                                         ----
      One year or less                 $    88
      After one to three years             182
      After three years                    235
                                       -------
      Total                            $   505
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

[LOGO]

                   REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.
Brooklyn, New York

      We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
February 28, 2006

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                     December 31,
                                                                                                2005               2004
                                                                                           -------------       -------------
                                                      ASSETS

   Cash and amounts due from depository institutions                                       $   2,457,712       $   1,448,349
   Interest-earning deposits in other banks                                                    2,103,511           2,367,125
   Federal funds sold                                                                            350,000           2,400,000
                                                                                           -------------       -------------

       Cash and Cash Equivalents                                                               4,911,223           6,215,474

   Investment securities held to maturity, fair value of $7,692,019 in 2005 and
      $9,188,151 in 2004                                                                       7,808,507           9,187,082
   Mortgage-backed securities held to maturity, fair value of $25,327,841 in 2005 and
      $22,475,668 in 2004                                                                     25,633,274          22,299,834
   Loans receivable, net of allowance for loan losses of $192,846 in 2005 and
      $175,520 in 2004                                                                        96,591,008          92,924,386
   Premises and equipment                                                                      2,807,623             906,782
   Federal Home Loan Bank of New York stock                                                      978,400             858,200
   Accrued interest receivable                                                                   654,744             575,253
   Bank owned life insurance                                                                   3,607,353                  --
   Other assets                                                                                  960,433           1,281,000
                                                                                           -------------       -------------

       Total Assets                                                                        $ 143,952,565       $ 134,248,011
                                                                                           =============       =============

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Deposits                                                                                $ 109,217,654       $ 116,857,017
   Advances from Federal Home Loan Bank of New York                                           16,969,464                  --
   Advance payments by borrowers for taxes and insurance                                         325,478             341,473
   Other liabilities                                                                           1,407,347           1,239,419
                                                                                           -------------       -------------

       Total Liabilities                                                                     127,919,943         118,437,909
                                                                                           -------------       -------------

COMMITMENTS AND CONTINGENCIES                                                                         --                  --

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 1,000,000 shares authorized;
      none issued and outstanding                                                                     --                  --
   Common stock, $0.01 par value; authorized 9,000,000 shares;
      issued (2005) 2,545,464 shares and (2004) 2,314,375 shares; outstanding (2005)
      2,534,064 shares and (2004) 2,282,375 shares                                                25,455              23,144
   Paid-in capital                                                                            10,207,185           7,805,233
   Retained earnings                                                                           6,988,292           9,030,255
   Unearned employees' stock ownership plan (ESOP) shares                                       (617,824)           (652,640)
   Treasury stock, 11,400 and 32,000 shares, respectively                                       (104,865)           (395,890)
   Management Recognition Plan (MRP)                                                            (465,621)                 --
                                                                                           -------------       -------------

       Total Stockholders' Equity                                                             16,032,622          15,810,102
                                                                                           -------------       -------------

       Total Liabilities and Stockholders' Equity                                          $ 143,952,565       $ 134,248,011
                                                                                           =============       =============

See notes to consolidated financial statements.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                    Years Ended December 31,
                                                                ------------------------------
                                                                    2005              2004
                                                                ------------      ------------
INTEREST INCOME
   Loans                                                        $  5,877,097      $  5,562,333
   Investment securities held to maturity                            437,103           570,439
   Mortgage-backed securities held to maturity                     1,248,766           704,202
   Other interest-earning assets                                     144,947           174,819
                                                                ------------      ------------

       Total Interest Income                                       7,707,913         7,011,793
                                                                ------------      ------------

INTEREST EXPENSE
   Deposits                                                        1,988,070         1,815,522
   Borrowings                                                        231,167                --
                                                                ------------      ------------

       Total Interest Expense                                      2,219,237         1,815,522
                                                                ------------      ------------

       Net Interest Income                                         5,488,676         5,196,271

PROVISION FOR LOAN LOSSES                                             20,034             1,156
                                                                ------------      ------------

       Net Interest Income after Provision for Loan Losses         5,468,642         5,195,115
                                                                ------------      ------------

NON-INTEREST INCOME
   Fees and service charges                                          190,180           218,618
   Other                                                              21,343            27,654
                                                                ------------      ------------

       Total Non-Interest Income                                     211,523           246,272
                                                                ------------      ------------

NON-INTEREST EXPENSES
   Salaries and employee benefits                                  3,020,695         2,876,581
   Net occupancy expense of premises                                 517,148           495,029
   Equipment                                                         523,411           547,248
   Director's compensation                                           179,542           163,744
   Professional fees                                                 159,623           196,647
   Other insurance premiums                                          175,545           177,004
   Other                                                             456,584           504,036
                                                                ------------      ------------

       Total Non-Interest Expenses                                 5,032,548         4,960,289
                                                                ------------      ------------

       Income before Income Taxes                                    647,617           481,098

INCOME TAXES                                                         279,533           203,551
                                                                ------------      ------------

       Net Income                                               $    368,084      $    277,547
                                                                ============      ============

NET INCOME PER COMMON SHARES
   Basic and diluted                                            $       0.14      $       0.10
                                                                ============      ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
   Basic                                                           2,656,895         2,696,820
                                                                ============      ============

   Diluted                                                         2,656,895         2,697,474
                                                                ============      ============

See notes to consolidated financial statements.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 2005 and 2004


                                                                                   Unearned
                                  Common         Paid-In          Retained           ESOP
                                  Stock          Capital          Earnings          Shares
                                 --------      -----------      -----------       ---------
BALANCE - DECEMBER 31, 2003      $ 23,144      $ 7,791,924      $ 8,752,708       $(687,456)

 Comprehensive income:
    Net income                         --               --          277,547              --
    Other
    comprehensive
       income, minimum
       pension liability
       net of income
       taxes of$214,293                --               --               --              --

      Total Comprehensive
         Income

 Purchase of 35,200 shares
    of treasury stock                  --               --               --              --
 ESOP shares committed
    to be released                     --           13,309               --          34,816
                                 --------      -----------      -----------       ---------

BALANCE - DECEMBER 31, 2004        23,144        7,805,233        9,030,255        (652,640)


 Net income                            --               --          368,084              --

 Stock dividend                     2,311        2,394,180       (2,400,171)             --
 Purchase of 26,862
    shares of treasury
    stock                              --               --               --              --
 Issuance of 50,662
    shares of treasury
    stock to MRP                       --               --           (9,876)             --
 Amortization of MRP                   --               --               --              --
 ESOP shares committed
    to be released                     --            7,772               --          34,816
                                 --------      -----------      -----------       ---------

BALANCE - DECEMBER 31, 2005      $ 25,455      $10,207,185      $ 6,988,292       $(617,824)
                                 ========      ===========      ===========       =========

                                                                    Accumulated
                                                                       Other
                                      Treasury        Unearned     Comprehensive
                                        Stock        MRP Shares        Loss                Total
                                      ---------      ----------    -------------      ------------
BALANCE - DECEMBER 31, 2003           $      --       $      --       $(255,103)        $15,625,21
                                                                                        ----------
 Comprehensive income:
    Net income                               --              --              --            277,547
    Other
    comprehensive
       income, minimum
       pension liability
       net of income
       taxes of$214,293                      --              --         255,103            255,103
                                                                                        ----------
      Total Comprehensive
         Income                                                                            532,650
                                                                                        ----------
 Purchase of 35,200 shares
    of treasury stock                  (395,890)             --              --           (395,890)
 ESOP shares committed
    to be released                           --              --              --             48,125
                                      ---------       ---------       ---------       ------------

BALANCE - DECEMBER 31, 2004            (395,890)             --              --         15,810,102
                                                                                        ----------

 Net income                                  --              --              --            368,084

 Stock dividend                              --              --              --             (3,680)
 Purchase of 26,862
    shares of treasury
    stock                              (260,010)             --              --           (260,010)
 Issuance of 50,662
    shares of treasury
    stock to MRP                        551,035        (541,159)             --                 --
 Amortization of MRP                         --          75,538              --             75,538
 ESOP shares committed
    to be released                           --              --              --             42,588
                                      ---------       ---------       ---------       ------------

BALANCE - DECEMBER 31, 2005           $(104,865)      $(465,621)      $      --       $ 16,032,622
                                      =========       =========       =========       ============

See notes to consolidated financial statements.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years Ended September 30,
                                                                                     -------------------------------
                                                                                         2005                2004
                                                                                     ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                        $    368,084       $    277,547
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization of premises and equipment                             121,436            143,115
      Net amortization of premiums, discounts and deferred loan fees and costs           (203,637)          (139,824)
      Deferred income taxes                                                                84,283            (17,522)
      Provision for loan losses                                                            20,034              1,156
      ESOP shares committed to be released                                                 42,588             48,125
      MRP amortization                                                                     75,538                 --
      (Increase) in accrued interest receivable                                           (79,491)            (5,025)
      (Increase) in cash surrender value of bank owned life insurance                      (7,353)                --
      Decrease in other assets                                                            236,284              5,570
      Increase in other liabilities                                                       167,928            162,877
                                                                                     ------------       ------------

         Net Cash Provided by Operating Activities                                        825,694            476,019
                                                                                     ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from calls and maturities of investment securities held to maturity         1,388,035         11,039,966
   Purchases of investment securities held to maturity                                         --         (5,995,625)
   Principal repayments on mortgage-backed securities held to maturity                  5,539,326          2,300,188
   Purchase of mortgage-backed securities held to maturity                             (8,761,540)       (19,028,965)
   Purchases of loan participation interests                                           (2,939,053)        (1,858,438)
   Net change in loans receivable                                                        (664,652)          (425,784)
   Additions to premises and equipment                                                 (2,022,277)           (88,084)
   Purchase of Federal Home Loan Bank of New York stock                                  (120,200)           (31,000)
   Purchase of bank owned life insurance                                               (3,600,000)                --
                                                                                     ------------       ------------

         Net Cash Used in Investing Activities                                        (11,180,361)       (14,087,742)
                                                                                     ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net decrease in deposits                                                            (7,639,363)        (9,175,475)
   Advances from Federal Home Loan Bank of New York                                    17,200,000                 --
   Repayment of advances from Federal Home Loan Bank of New York                         (230,536)                --
   Increase (decrease) in advance payments by borrowers for taxes and insurance           (15,995)           138,857
   Cash dividends paid in lieu of fractional shares                                        (3,680)                --
   Purchase of treasury stock                                                            (260,010)          (395,890)
                                                                                     ------------       ------------

         Net Cash Provided by (Used in) Financing Activities                            9,050,416         (9,432,508)
                                                                                     ------------       ------------

         Net Decrease in Cash and Cash Equivalents                                     (1,304,251)       (23,044,231)

CASH AND CASH EQUIVALENTS - BEGINNING                                                   6,215,474         29,259,705
                                                                                     ------------       ------------

CASH AND CASH EQUIVALENTS - ENDING                                                   $  4,911,223       $  6,215,474
                                                                                     ============       ============
SUPPLEMENTARY CASH FLOWS INFORMATION
   Interest paid                                                                     $  2,154,750       $  1,819,282
                                                                                     ============       ============

   Income taxes, net of refunds                                                      $    251,845       $     71,500
                                                                                     ============       ============

SUPPLEMENTARY DISCLOSURE OF NONCASH ACTIVITIES
   Issuance of treasury stock to MRP                                                 $    541,159       $         --
                                                                                     ============       ============

See notes to consolidated financial statements.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Financial Statement Presentation

      The consolidated financial statements include accounts of the Company, Flatbush Federal Savings and Loan Association ("the Association") and the Association's subsidiary, Flatbush REIT, Inc. (the "REIT"), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 2005 and 2004, 53.01% and 53.23%, respectively, of the Company's common stock is owned by Flatbush Federal MHC, a mutual holding company.

      The Company's primary business is the ownership and operation of the Association. The Association's principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities. One-to-four family residential real estate in the Association's market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits and principal and interest payments on loans and securities.

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


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment and Mortgage-Backed Securities

      Investments in debt securities that the Association and REIT have the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity.

      Declines in the fair value of held to maturity securities below their amortized cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank and REIT to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans Held for Sale

      Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program, are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to income. At December 31, 2005 and 2004, there were no loans held for sale.

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


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Premises and Equipment

      Premises and equipment are comprised of land, at cost, and a building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

                                                              Years
                                                         ---------------

             Building and improvements                       7 - 50
                                                       Shorter of term of
             Leasehold improvements                   lease or useful life
             Furniture, fixtures and equipment               5 - 10


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Premises and Equipment (Continued)

      Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Bank Owned Life Insurance (BOLI)

      The Company invested $3,600,000 in BOLI to help offset the rising cost of employee benefits. BOLI is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset of approximately $7,000 during the year ended December 31, 2005, was recorded as other non-interest income.

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

Stock-Based Compensation Plans

      The Company, under a plan approved by its stockholders in 2004, has granted stock options to employees and outside directors (see Note 11). The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provided information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended, to all option grants for the years ended December 31, 2005 and 2004.

                                                                                   2005              2004
                                                                               -----------       -----------
      Net income as reported                                                   $   368,084       $   277,547
      Total stock-based compensation expense, net of income taxes,
           included in report net income                                            37,198             4,379
      Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if the fair value method had been applied to all grants
           value method had been applied to all grants                            (101,956)          (12,008)
                                                                               -----------       -----------

      Pro forma net income                                                     $   303,326       $   269,918
                                                                               ===========       ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Plans (Continued)

                                                            2005          2004
                                                          --------      --------
      Net income per common share, as reported:
           Basic                                          $   0.14      $   0.10
                                                          ========      ========

           Diluted                                        $   0.14      $   0.10
                                                          ========      ========

      Pro forma net income per common share:
           Basic                                          $   0.11      $   0.10
                                                          ========      ========

           Diluted                                        $   0.11      $   0.10
                                                          ========      ========

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

      In February 2005, the Company's Board of Directors authorized a 10% stock dividend to stockholders of record on April 11, 2005. In February 2006, the Company's Board of Directors authorized a second 10% stock dividend to stockholders of record on March 15, 2006. The weighted average number of common shares outstanding and the net income per common share presented in the consolidated statements of income have been restated to give retroactive effect to the stock dividends.

Reclassification

      Certain amounts as of and for the year ended December 31, 2004 have been reclassified to conform to the current year's presentation.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - INVESTMENT SECURITIES HELD TO MATURITY

                                                                     December 31, 2005
                                                 ----------------------------------------------------------
                                                                    Gross           Gross
                                                  Amortized      Unrealized      Unrealized      Estimated
                                                    Cost            Gains          Losses        Fair Value
                                                 ----------      ----------      ----------      ----------
U.S. Government (including agencies):
     Due after one year through five years       $1,319,965      $    5,690      $    4,845      $1,320,810
     Due after five years through ten years       2,492,580              --          57,935       2,434,645
     Due after ten years                          3,995,962              --          59,398       3,936,564
                                                 ----------      ----------      ----------      ----------

                                                 $7,808,507      $    5,690      $  122,178      $7,692,019
                                                 ==========      ==========      ==========      ==========

                                                                     December 31, 2004
                                                 ----------------------------------------------------------
                                                                    Gross           Gross
                                                  Amortized      Unrealized      Unrealized      Estimated
                                                    Cost            Gains          Losses        Fair Value
                                                 ----------      ----------      ----------      ----------
U.S. Government (including agencies):
     Due after one year through five years       $  999,270      $      625      $      205      $  999,690
     Due after five years through ten years       4,192,142          27,686          21,727       4,198,101
     Due after ten years                          3,995,670           2,450           7,760       3,990,360
                                                 ----------      ----------      ----------      ----------

                                                 $9,187,082      $   30,761      $   29,692      $9,188,151
                                                 ==========      ==========      ==========      ==========

The age of unrealized losses and fair value of related investment securities held to maturity are as follows:

                                      Less than 12 Months              12 Months or More                    Total
                                 --------------------------      --------------------------      --------------------------
                                    Fair         Unrealized         Fair         Unrealized         Fair         Unrealized
                                    Value          Losses           Value          Losses           Value          Losses
                                 ----------      ----------      ----------      ----------      ----------      ----------
December 31, 2005:
     Due after one year
         through five years      $  495,155      $    4,845      $       --      $       --      $  495,155      $    4,845
     Due after five years
         through ten years               --              --       2,434,645          57,935       2,434,645          57,935
     Due after ten years          1,955,424          40,538       1,981,140          18,860       3,936,564          59,398
                                 ----------      ----------      ----------      ----------      ----------      ----------

                                 $2,450,579      $   45,383      $4,415,785      $   76,795      $6,866,364      $  122,178
                                 ==========      ==========      ==========      ==========      ==========      ==========

December 31, 2004:
     Due after one year
         through five years      $  499,065      $      205      $       --      $       --      $  499,065      $      205
     Due after five years
         through ten years               --              --       2,469,830          21,727       2,469,830          21,727
     Due after ten years          1,992,240           7,760              --              --       1,992,240           7,760
                                 ----------      ----------      ----------      ----------      ----------      ----------

                                 $2,491,305      $    7,965      $2,469,830      $   21,727      $4,961,135      $   29,692
                                 ==========      ==========      ==========      ==========      ==========      ==========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - INVESTMENT SECURITIES HELD TO MATURITY (CONTINUED)

At December 31, 2005, management has concluded that the unrealized losses above (which related to five securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended December 31, 2005 and 2004. At December 31, 2005 and 2004, securities callable within one year amounted to $7,000,000 and $7,000,000, respectively.

NOTE 3 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY

                                                                     December 31, 2005
                                              --------------------------------------------------------------
                                                                  Gross            Gross          Estimated
                                               Amortized        Unrealized      Unrealized           Fair
                                                  Cost            Gains            Losses            Value
                                              -----------      -----------      -----------      -----------
Government National Mortgage Association      $ 3,877,666      $    22,393      $        --      $ 3,900,059
Federal National Mortgage Association          16,972,802            4,184          226,775       16,750,211
Federal Home Loan Mortgage Corporation          4,782,806            3,732          108,967        4,677,571
                                              -----------      -----------      -----------      -----------

                                              $25,633,274      $    30,309      $   335,742      $25,327,841
                                              ===========      ===========      ===========      ===========

                                                                     December 31, 2004
                                              --------------------------------------------------------------
                                                                  Gross            Gross          Estimated
                                               Amortized        Unrealized      Unrealized           Fair
                                                  Cost            Gains            Losses            Value
                                              -----------      -----------      -----------      -----------
Government National Mortgage Association      $ 5,012,823      $   102,805      $       260      $ 5,115,368
Federal National Mortgage Association          13,912,763          107,153           21,735       13,998,181
Federal Home Loan Mortgage Corporation          3,374,248            9,467           21,596        3,362,119
                                              -----------      -----------      -----------      -----------

                                              $22,299,834      $   219,425      $    43,591      $22,475,668
                                              ===========      ===========      ===========      ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY (CONTINUED)

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity at December 31, 2005 are as follows:

                                    Less than 12 Months                12 Months or More                      Total
                              ----------------------------      ----------------------------      ----------------------------
                                  Fair          Unrealized         Fair           Unrealized         Fair           Unrealized
                                  Value           Losses           Value            Losses           Value             Losses
                              -----------      -----------      -----------      -----------      -----------      -----------
December 31, 2005:
     Federal National
         Mortgage
         Association          $ 9,963,605      $   107,707      $ 5,064,620      $   119,068      $15,028,225      $   226,775
     Federal Home Loan
         Mortgage
         Corporation            2,069,621           40,212        1,754,024           68,755        3,823,645          108,967
                              -----------      -----------      -----------      -----------      -----------      -----------

                              $12,033,226      $   147,919      $ 6,818,644      $   187,823      $18,851,870      $   335,742
                              ===========      ===========      ===========      ===========      ===========      ===========

December 31, 2004:
     Government National
         Mortgage
         Association          $    22,102      $       260      $        --      $        --      $    22,102      $       260
     Federal National
         Mortgage
         Association            6,687,875           21,735               --               --        6,687,875           21,735
     Federal Home Loan
         Mortgage
         Corporation            2,310,379           21,596               --               --        2,310,379           21,596
                              -----------      -----------      -----------      -----------      -----------      -----------

                              $ 9,020,356      $    43,591      $        --      $        --      $ 9,020,356      $    43,591
                              ===========      ===========      ===========      ===========      ===========      ===========

At December 31, 2005, management has concluded that the unrealized losses above (which related to twenty-two Federal National Mortgage Association and eight Federal Home Loan Mortgage Corporation securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

The unamortized cost and estimated fair value of mortgage-backed securities at December 31, 2005, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

                                                   Amortized        Estimated
                                                     Cost           Fair Value
                                                  -----------      -----------

      Due after one year through five years       $ 1,083,368      $ 1,064,268
      Due after five years through ten years          455,950          448,362
      Due after ten years                          24,093,956       23,815,148
                                                  -----------      -----------

                                                  $25,633,274      $25,327,778
                                                  ===========      ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY (CONTINUED)

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2005 and 2004.

At December 31, 2005, mortgage-backed securities with amortized cost of $312,000 and fair value of $320,000 were pledged to Federal Home Loan Bank of New York to secure borrowings.

NOTE 4 - LOANS RECEIVABLE

                                                                              December 31,
                                                                      ------------------------------
                                                                          2005              2004
                                                                      ------------      ------------
      Real estate mortgage:
           One to four family                                         $ 79,488,071      $ 80,735,837
           Multi family                                                    983,743         1,182,371
           Commercial                                                    7,594,496         3,475,024
                                                                      ------------      ------------

                                                                        88,066,310        85,393,232
                                                                      ------------      ------------

      Real estate construction                                          16,054,917         7,877,438
                                                                      ------------      ------------

      Small Business Administration guaranteed                             490,684           946,086
                                                                      ------------      ------------

      Consumer:
           Home equity loans                                               177,775            30,792
           Passbook or certificate                                          53,002           100,403
           Student education guaranteed by the State of New York             1,480             1,956
           Credit cards                                                     52,888            51,128
                                                                      ------------      ------------

                                                                           285,145           184,279
                                                                      ------------      ------------

             Total Loans                                               104,897,056        94,401,035
                                                                      ------------      ------------

      Loans in process                                                   7,794,052           905,539
      Allowance for loan losses                                            192,846           175,520
      Deferred loan fees, net                                              319,150           395,590
                                                                      ------------      ------------

                                                                         8,306,048         1,476,649
                                                                      ------------      ------------

                                                                      $ 96,591,008      $ 92,924,386
                                                                      ============      ============

At December 31, 2005 and 2004, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $193,000 and $117,000, respectively. Interest income on such loans is recognized only when actually collected. During the years ended December 31, 2005 and 2004, the Association recognized interest income of approximately $214 and $3,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $12,000 and $4,000 for the years ended December 31, 2005 and 2004, respectively. The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS RECEIVABLE (CONTINUED)

The following is an analysis of the allowance for loan losses:

                                                    Years Ended December 31,
                                                -------------------------------
                                                    2005                2004
                                                ------------       ------------
      Balance, beginning                        $    175,520       $    179,961
           Provision charged to operations            20,034              1,156
           Mortgage participation program                754              1,989
           Charge-offs                                (3,462)            (7,586)
                                                ------------       ------------

      Balance, ending                           $    192,846       $    175,520
                                                ============       ============

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

                                                          December 31,
                                                -------------------------------
                                                    2005               2004
                                                ------------       ------------
      Loans with recorded allowances            $    193,360       $     38,919
      Related allowance for loan losses               31,152              5,997
                                                ------------       ------------

             Net Impaired Loans                 $    162,208       $     32,922
                                                ============       ============

During the years ended December 31, 2005 and 2004, the average investment in impaired loans, all of which are on nonaccrual, was $158,000 and $39,000, respectively. Interest income of $214 and $1,000 was collected on these loans during the years ended December 31, 2005 and 2004, respectively.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $551,000 and $477,000 at December 31, 2005 and 2004, respectively. During the year December 31, 2005, new loans amounted to $88,000 and $14,000 of repayments were made.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOAN SERVICING

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2005 and 2004, the contingent liability for credit enhancement amounted to $84,000 and $84,000, respectively, which are not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $609,000 and $938,000 at December 31, 2005 and 2004, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 10).

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $1,000 and $1,100 at December 31, 2005 and 2004, respectively, and are included in the consolidated statements of financial condition as demand deposits.

NOTE 6 - PREMISES AND EQUIPMENT

                                                    December 31,
                                             --------------------------
                                                2005            2004
                                             ----------      ----------

      Land                                   $  919,753      $  319,753
                                             ----------      ----------

      Buildings and improvements              2,249,196         941,587
      Accumulated depreciation                  667,905         608,585
                                             ----------      ----------

                                              1,581,291         333,002
                                             ----------      ----------

      Leasehold improvements                    203,518         212,283
      Accumulated amortization                   34,859          27,557
                                             ----------      ----------

                                                168,659         184,726
                                             ----------      ----------

      Furniture, fixtures and equipment         253,431         680,272
      Accumulated depreciation                  115,511         610,971
                                             ----------      ----------

                                                137,920          69,301
                                             ----------      ----------

                                             $2,807,623      $  906,782
                                             ==========      ==========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - ACCRUED INTEREST RECEIVABLE

                                                             December 31,
                                                      --------------------------
                                                          2005           2004
                                                      ----------      ----------

      Loans                                           $  464,102      $  395,836
      Investment securities held to maturity              82,183          87,311
      Mortgage-backed securities held to maturity        108,459          92,106
                                                      ----------      ----------

                                                      $  654,744      $  575,253
                                                      ==========      ==========

NOTE 8 - DEPOSITS

                                                           December 31,
                                      ------------------------------------------------------
                                                2005                          2004
                                      -------------------------     ------------------------
                                                       Weighted                     Weighted
                                                        Average                     Average
                                         Amount          Rate          Amount         Rate
                                      ------------     --------     ------------    --------
      Demand deposits:
           Non-interest bearing       $  4,521,691       0.00%      $  4,745,919      0.00%
           NOW                             583,815       0.30%           438,461      0.30%
                                      ------------                  ------------

                                         5,105,506       0.03%         5,184,380      0.03%

      Passbook and club accounts        44,728,697       0.35%        48,862,766      0.31%
      Certificates of deposit           59,383,451       3.28%        62,809,871      2.54%
                                      ------------                  ------------

                                      $109,217,654       1.92%      $116,857,017      1.50%
                                      ============                  ============

The scheduled maturities of certificates of deposit are as follows (in thousands):

                                                              December 31,
                                                      --------------------------
                                                         2005             2004
                                                      ----------      ----------

      One year or less                                $   33,151      $   37,812
      After one to three years                            19,069          16,209
      After three years                                    7,163           8,789
                                                      ----------      ----------

                                                      $   59,383      $   62,810
                                                      ==========      ==========

Certificates  of  deposit  with   denominations  of  $100,000  or  more  totaled
approximately  $13,214,000  and  $13,888,000  at  December  31,  2005 and  2004,
respectively.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - DEPOSITS (CONTINUED)

Interest expense on deposits is summarized as follows:

                                                       Years Ended December 31,
                                                  ------------------------------
                                                      2005              2004
                                                  ------------      ------------
      Demand                                      $      1,704      $      1,918
      Passbook and club                                165,410           173,582
      Certificates of deposit                        1,820,956         1,640,022
                                                  ------------      ------------

                                                  $  1,988,070      $  1,815,522
                                                  ============      ============

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK

Advances from Federal Home Loan Bank of New York at December 31, 2005 consist of the following:

      Amortizing loans:
           4.53% maturing May 4, 2012 with monthly payment of $27,828      $ 1,877,177
           4.62% maturing September 24, 2012 with monthly payment of
                 $43,264                                                     3,037,222
           4.81% maturing October 1, 2012 with monthly payment of
                 $21,067                                                     1,469,830
           4.84% maturing October 10, 2010 with monthly payment of
                 $18,798                                                       985,235
                                                                           -----------

             Total Amortizing Loans (monthly payment $110,957)               7,369,464
                                                                           -----------

      Term loans:
           4.01% maturing January 13, 2006                                   1,500,000
           4.51% maturing February 21, 2006                                  2,000,000
           4.96% maturing November 8, 2007                                   3,500,000
           4.30% maturing May 5, 2008                                        1,600,000
           4.56% maturing September 15, 2010                                 1,000,000
                                                                           -----------

             Total Term Loans                                                9,600,000
                                                                           -----------

                                                                           $16,969,464
                                                                           ===========

At December 31, 2005, the carrying value of collateral pledged for the above advances was as follows (in thousands):

      Loans receivable                                              $     76,915
      Mortgage-backed securities                                             312
                                                                    ------------

                                                                    $     77,227
                                                                    ============


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - REGULATORY CAPITAL

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

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

                                                             December 31,
                                                    -------------------------------
                                                        2005                2004
                                                    ------------       ------------
                                                            (In Thousands)
      GAAP, core (Tier 1) and tangible capital      $     15,221       $     14,842
      General valuation allowance                            161                168
      Low-level recourse adjustment                          (84)               (84)
                                                    ------------       ------------

             Total Regulatory Capital               $     15,298       $     14,926
                                                    ============       ============

                                                                                                         To be Well
                                                                                                     Capitalized under
                                                                          For Capital Adequacy       Prompt Corrective
                                                       Actual                   Purposes             Action Provisions
                                                -------------------       --------------------       ------------------
                                                Amount        Ratio        Amount       Ratio        Amount       Ratio
                                                ------        -----        ------       -----        ------       -----
                                                                         (Dollars in Thousands)
December 31, 2005:
     Total capital (to risk-weighted
         assets)                                $15,298        21.55%     $>=5,680       >=8.00%     $>=7,100     >=10.00%
     Tier 1 capital (1) (to risk-weighted
         assets)                                 15,137        21.32            >=           --       >=4,260     >= 6.00
     Core (Tier 1) capital (to adjusted
         total assets)                           15,221        10.57       >=5,760       >=4.00       =>7,200     >= 5.00
     Tangible capital (to adjusted total
         assets)                                 15,221        10.57       >=2,160       >=1.50            >=          --

December 31, 2004:
     Total capital (to risk-weighted
         assets)                                $14,926        24.63%     $>=4,848       >=8.00%     $>=6,060     >=10.00%
     Tier 1 capital (1) (to risk-weighted
         assets)                                 14,758        24.35            --           --       >=3,636     >= 6.00
     Core (Tier 1) capital (to adjusted
         total assets)                           14,842        11.01       >=5,390       =>4.00       >=6,736     >= 5.00
     Tangible capital (to adjusted total
         assets)                                 14,842        11.01       >=2,021       >=1.50            --          --

(1) Net of contingent liability credit enhancement of $84,000.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision ("OTS"), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing, or events which have accrued more notification that management believes have changed the Association's category.

During 2004, the Company's Board of Directors authorized the repurchase of 50,662 shares of the Company's common stock (as adjusted for the February 2005 stock dividend) for the purpose of funding the Company's MRP. 35,200 shares (as adjusted for the February 2005 stock dividend) were purchased during 2004 and 15,462 shares were purchased during 2005. Such shares were transferred to the MRP during 2005.

In July 2005, the Company's Board of Directors authorized a second repurchase program of its common stock for up to 50,000 shares. As of December 31, 2005, the Company had repurchased 11,400 shares of common stock under this repurchase program.

NOTE 11 - BENEFIT PLANS

Pension Plan

      The Association maintains a defined benefit pension plan (the "Plan") covering all employees who have met the Plan's eligibility requirements. The Association's policy is to fund the Plan annually with the minimum contribution deductible for federal income tax purposes.

      The Plan's investment policy permits investments in Bank Certificates of Deposit or Equity Mutual Funds approved by the trustees of the Plan. Investments in individual stock and/or mutual funds "inconsistent with its conservative objective" are prohibited.

      The Plan has invested in following categories of investments:

                                                                 December 31,
                                                             ------------------
                                                               2005       2004
                                                             -------    -------
          Equity/mutual funds                                  45.60%     45.52%
          Certificates of deposit                              54.38      54.47
          Other (non-interest bearing checking accounts)        0.02       0.01
                                                             -------    -------

                                                              100.00%    100.00%
                                                             =======    =======

      For 2006, the Company intends to maintain the current asset mix and seek to achieve an optimal risk/reward profile by limiting market exposure to present levels. Based on an analysis of the current market environment, we project a 5% return from fixed income and an 8% return from equities, for an overall expected return of approximately 6%. The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5 - 8% and 2 - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to a typical plan's target allocation, the result is an expected return of 6% to 8%.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

Pension Plan (Continued)

      The minimum  required  contribution  for 2005, under Internal Revenue Code
      Section 412, in the amount of $528,000 was made on January 3, 2006. It is estimated that the minimum required contributions for 2006 will be $378,000 and that this amount will be contributed during the Plan year ending December 31, 2006. Additional discretionary contributions of $658,000, though not required, may be made in 2006. It is planned that contributions will be made in cash.

      Expected benefit payments under the Plan are as follows:

                    Year Ended December 31,
                         2006                           $   147,685
                         2007                               183,154
                         2008                               217,622
                         2009                               221,104
                         2010                               272,024
                         2011-2015                        1,468,992

      The following table sets forth the Plan's funded status:

                                                           December 31,
                                                 -----------------------------
                                                     2005              2004
                                                 -----------       -----------
      Change in benefit obligation:
           Benefit obligation - beginning        $ 3,479,916       $ 2,884,914
               Service cost                          171,847           204,368
               Interest cost                         226,195           187,519
               Actuarial (gain) loss                    (260)          209,247
               Settlements                            (1,014)           (6,132)
                                                 -----------       -----------

           Benefit obligation - ending           $ 3,876,684       $ 3,479,916
                                                 ===========       ===========

      Change in plan assets:
           Fair value of assets - beginning      $ 2,890,896       $ 2,434,671
               Actual return on plan assets          192,306            57,956
               Settlements                            (1,014)           (6,132)
               Contributions                              --           404,401
                                                 -----------       -----------

           Fair value of assets - ending         $ 3,082,188       $ 2,890,896
                                                 ===========       ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

Pension Plan (Continued)

                                                                                        December 31,
                                                                              ------------------------------
                                                                                  2005               2004
                                                                              -----------        -----------
      Reconciliation of funded status:
           Accumulated benefit obligation                                     $(3,083,006)       $(2,770,710)
                                                                              ===========        ===========

           Projected benefit obligation                                       $(3,876,684)       $(3,479,916)
           Fair value of assets                                                 3,082,188          2,890,896
                                                                              -----------        -----------

           Funded status                                                         (794,496)          (589,020)
           Unrecognized transition (asset)                                        (11,001)           (22,001)
           Unrecognized net loss                                                1,313,742          1,406,453
                                                                              -----------        -----------

           Prepaid pension cost included in other assets                      $   508,245        $   795,432
                                                                              ===========        ===========

      Valuation assumptions:
           Discount rate                                                             6.50%              6.50%
           Rate of return on long-term assets                                        6.00%              6.00%

                                                                                  Years Ended December 31,
                                                                              ------------------------------
                                                                                  2005               2004
                                                                              -----------        -----------
      Net periodic pension expense:
           Service cost                                                       $   171,847        $   204,368
           Interest cost                                                          226,195            187,519
           Expected return on assets                                             (192,306)          (146,080)
           Amortization of unrecognized transition (asset)                         62,599            (11,000)
           Amortization of unrecognized net loss                                   18,852             61,597
                                                                              -----------        -----------

             Total Net Periodic Pension Expense Included in Salaries and
                 Employee Benefits                                            $   287,187        $   296,404
                                                                              ===========        ===========

      Valuation assumptions:
           Discount rate                                                             6.50%              6.50%
           Rate of return on long-term assets                                        6.00%              6.00%
           Rate of compensation increase                                             5.00%              5.00%


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

Postretirement Benefits

      The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan's funded status and the components of net postretirement benefit cost:

                                                                                        December 31,
                                                                                -----------------------------
                                                                                    2005             2004
                                                                                -----------       -----------
      Changes in benefit obligations:
           Benefit obligation - beginning                                       $   (84,780)      $   (77,972)
           Interest cost                                                            (10,148)          (11,984)
           Unrecognized net loss amortization                                            --              (328)
           Amortization of unrecognized transition obligation                       (17,167)          (17,167)
           Settlements                                                               25,777            22,671
                                                                                -----------       -----------

           Benefit obligation - ending                                          $   (86,318)      $   (84,780)
                                                                                ===========       ===========

      Reconciliation of funded status:
           Accumulated benefit obligation                                       $  (175,929)      $  (148,828)
           Unrecognized transition obligation being amortized over
               13.264 years                                                          38,870            56,037
           Unrecognized net loss                                                     50,273             7,813
                                                                                -----------       -----------

           Postretirement benefit obligation included in other liabilities      $   (86,786)      $   (84,978)
                                                                                ===========       ===========

                                                                                   Years Ended December 31,
                                                                                -----------------------------
                                                                                    2005              2004
                                                                                -----------       -----------
      Net periodic expense:
           Unrecognized net loss amortization                                   $        --       $       328
           Interest cost on accumulated postretirement benefit obligation            10,148            11,984
           Amortization of unrecognized transition obligation                        17,167            17,167
                                                                                -----------       -----------

      Net postretirement benefit cost included in salaries and
           employee benefits                                                    $    27,315       $    29,479
                                                                                ===========       ===========

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

Postretirement Benefits (Continued)

      The Plan is unfunded. It is estimated that contributions of approximately $27,000 will be made during the year ending December 31, 2006. Expected benefit payments under the Plan are as follows:

                 Year Ended December 31,
                      2006                             $  21,042
                      2007                                22,407
                      2008                                23,863
                      2009                                25,417
                      2010                                27,009
                      2011-2015                          164,143

      At and for the years ended December 31, 2005 and 2004, a medical cost trend rate of 6.5% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2005 and 2004, by $9,000 and $8,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2005 and 2004 by $700 and $600, respectively.

Supplemental Employee Retirement Plan ("SERP")

      The Association provides an unfunded SERP for its President and Chief Executive Officer. The SERP requires payment of $93,000 per year for ten years from February 2006 to January 2015. Expense for the years ended December 31, 2005 and 2004 was $44,000 and $98,000, respectively. The SERP obligation, which is discounted at 5.50 percent, was $717,000 and $672,000 at December 31, 2005 and 2004, respectively, and is included in Other Liabilities.

Retirement Plan for Directors

      The Association maintains a non-tax qualified Retirement Plan for Directors that provides outside directors who retire after five years of service on the Board and attainment of age 65 with a monthly retirement benefit of sixty percent of monthly directors' fees, prevailing at the time of their retirement, for 60 months. In the event of the director's death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director's death while receiving benefits but before all benefits have been paid to the director, the director's surviving spouse will receive the remaining benefit payments due. If the surviving spouse dies prior to receiving the remaining payments, all obligations of the Association to the director or spouse will terminate. For the years ended December 31, 2005 and 2004, the cost of the directors' retirement plan to the Association was $30,000 and $30,000, respectively. Accrued retirement plan liability at December 31, 2005 and 2004 was $134,000 and $121,000, respectively, which is included in Other Liabilities.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

ESOP

      The Company has established an ESOP for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 95,722 shares (adjusted for the February 2005 stock dividend) of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2005 and 2004, the Association made cash contributions of $57,000 and $57,000 to the ESOP, of which $21,000 and $20,000, respectively, was applied to loan principal. At December 31, 2005 and 2004, the loan had an outstanding balance of $648,000 and $669,000, respectively.

      The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of stockholders' equity. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $43,000 and $48,000 for the years ended December 31, 2005 and 2004, respectively, which is included in salary and employee benefits.

      The ESOP shares are summarized as follows:

                                                      December 31,
                                              ----------------------------
                                                 2005              2004
                                              -----------      -----------
         Unearned shares                           84,951           89,738
         Shares committed to be released            4,198            2,307
         Shares released                            6,573            3,677
                                              -----------      -----------

                                                   95,722           95,722
                                              ===========      ===========

         Fair value of unearned shares        $   743,321      $   974,881
                                              ===========      ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - BENEFIT PLANS (CONTINUED)

Restricted Stock Awards

      Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder. On November 19, 2004, the Company awarded 32,417 shares (adjusted for the February 2005 stock dividend) of its common stock to officers and 18,235 shares (adjusted for the February 2005 stock dividend) of common stock to directors. At December 31, 2005, 4,053 Stock Awards to officers and 2,280 stock awards to the director were vested. At December 31, 2004, none of the Stock Awards were vested. During the years ended December 31, 2005 and 2004, approximately $68,000 and $8,000 in expenses related to the Restricted Stock Awards were recorded. The amount of expense recorded for the Restricted Stock Awards is based upon the number of shares awarded, the market price of the Company's common stock at the grant date ($11.75 per share) and the period over which the Restricted Stock Awards are earned (96 months).

Stock Options

      Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 12.5% per year commencing one year after the grant date. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

      On November 19, 2004, options to purchase 127,036 shares of Company common stock were granted, which include non-incentive stock options to non-employee directors and incentive stock options to officers and employees. The options granted, none of which were exercised or forfeited during the year ended December 31, 2005 are summarized as follows:

                       Shares                                           Weighted
         --------------------------------                                Average
           Non-                                             Exercise    Exercise
         Incentive     Incentive    Total     Exercisable     Price      Price
         ---------     ---------    -----     -----------   --------    --------

          22,869       104,167     127,036      15,880       $10.68      $10.68

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

          Weighted average grant-date fair value per share         $ 4.44
          Expected common stock dividend yield                       0.00%
          Expected volatility                                       31.54%
          Expected option life                                       7.25 years
          Risk-free interest rate                                    3.91%


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INCOME TAXES

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2005, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,114,000 and $5,177,000, respectively. New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

The components of income taxes are summarized as follows:

                                                                                   Years Ended December 31,
                                                                                ------------------------------
                                                                                    2005               2004
                                                                                -----------        -----------
      Current income tax expense:
           Federal                                                              $   150,828        $   146,709
           State and city                                                            44,422             74,364
                                                                                -----------        -----------

                                                                                    195,250            221,073
                                                                                -----------        -----------

      Deferred income tax expense (benefit):
           Federal                                                                   60,061            (15,249)
           State and city                                                            24,222             (2,273)
                                                                                -----------        -----------

                                                                                     84,283            (17,522)
                                                                                -----------        -----------

                                                                                $   279,533        $   203,551
                                                                                ===========        ===========

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable federal income tax rate of 34% to consolidated income before income taxes:

                                                                                   Years Ended December 31,
                                                                                ------------------------------
                                                                                    2005              2004
                                                                                -----------        -----------
      Federal income tax expense                                                $   220,190        $   163,573
      Increases (decreases) in income taxes resulting from:
           New York State and City taxes, net of federal income tax effect           45,305             47,580
           Other items                                                               14,038             (7,602)
                                                                                -----------        -----------

             Income Tax Expense                                                 $   279,533        $   203,551
                                                                                ===========        ===========

             Effective Income Tax Rate                                                43.16%             42.31%
                                                                                ===========        ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INCOME TAXES (CONTINUED)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                                  December 31,
                                                                         ----------------------------
                                                                             2005             2004
                                                                         -----------      -----------
      Deferred income tax assets:
           Allowance for loan losses                                     $    75,935      $    80,087
           Depreciation                                                       39,450           58,527
           Deferred compensation                                             306,149          322,798
           Other                                                               5,354            1,764
                                                                         -----------      -----------

                                                                             426,888          463,176

      Deferred income tax liabilities:
           Pension and postretirement plan expense                           306,834          258,839
                                                                         -----------      -----------

             Net Deferred Income Tax Asset Included in Other Assets      $   120,054      $   204,337
                                                                         ===========      ===========

NOTE 13 - COMMITMENTS

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


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMITMENTS (CONTINUED)

The Association has outstanding various commitments to originate or purchase loans as follows:

                                                     December 31,
                                             ----------------------------
                                                 2005             2004
                                             -----------      -----------
         Mortgage loans                      $ 2,684,000      $ 5,003,000
         Construction loans in process         7,794,000          906,000
         Secured credit cards                    196,000          206,000
         Construction loans                    1,500,000               --
         Purchase of multi-family loans          600,000        5,542,000
                                             -----------      -----------

                                             $12,774,000      $11,657,000
                                             ===========      ===========

At December 31, 2005, the outstanding mortgage loan commitments included $2,684,000 for fixed rates ranging from 6.00% to 7.00% and a commitment to originate a $1,500,000 construction loan and to purchase a $600,000 multi-family loan, both with adjustable rates with an initial rate of prime plus two percent.

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

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $162,000 and $163,000 for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

            Year Ended December 31,
                 2006                                $88,400
                 2007                                 90,600
                 2008                                 91,800
                 2009                                 93,000
                 2010                                 94,200
                 2011                                 47,400

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

NOTE 14 - CONTINGENCIES

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Advances from Federal Home Loan Bank of New York

      The fair value is estimated using rates currently offered for liabilities of similar remaining maturities.

Loan Commitments

      The fair value of commitments to originate loans and to fund unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitments, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 14 to financial statements.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values and estimated fair values of financial instruments are as follows:

                                                                        December 31,
                                                      ---------------------------------------------------
                                                              2005                          2004
                                                      ----------------------      -----------------------
                                                                   Estimated                    Estimated
                                                      Carrying        Fair        Carrying        Fair
                                                       Amount        Value         Amount         Value
                                                      --------     ---------      --------      ---------
                                                                       (In Thousands)
Financial assets:
     Cash and cash equivalents                        $  4,911      $  4,911      $  6,215      $  6,215
     Investment securities held to maturity              7,809         7,692         9,187         9,188
     Mortgage-backed securities held to maturity        25,633        25,328        22,300        22,476
     Loans receivable                                   96,591        96,085        92,924        94,640
     Accrued interest receivable                           655           655           575           575

Financial liabilities:
     Deposits                                          109,218       110,093       116,857       117,922
     Advances from FHLB                                 16,969        16,790            --            --

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


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PARENT ONLY FINANCIAL INFORMATION

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2005 and 2004.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                             December 31,
                                                                   -------------------------------
                                                                       2005                2004
                                                                   ------------       ------------
                                        ASSETS
      Cash and cash equivalents                                    $    163,492       $    306,393
      Investment in the Association                                  15,220,262         14,842,457
      ESOP loan receivable                                              648,358            669,415
      Other assets                                                       17,321                750
                                                                   ------------       ------------

             Total Assets                                          $ 16,049,433       $ 15,819,015
                                                                   ============       ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY
      Liabilities
           Other liabilities                                       $     16,811       $      8,913

      Stockholders' equity                                           16,032,622         15,810,102
                                                                   ------------       ------------

             Total Liabilities and Stockholders' Equity            $ 16,049,433       $ 15,819,015
                                                                   ============       ============

                         CONDENSED STATEMENTS OF INCOME

                                                                       Years Ended December 31,
                                                                   -------------------------------
                                                                       2005                2004
                                                                   ------------       ------------
      Interest income                                              $     45,723       $     40,916
      Equity in undistributed earnings of Association                   414,824            314,405
                                                                   ------------       ------------

                                                                        460,547            355,321

      Non-interest expenses                                              98,626             73,888
                                                                   ------------       ------------

             Income before Income Taxes                                 361,921            281,433

      Income taxes expense (benefit)                                     (6,163)             3,886
                                                                   ------------       ------------

             Net Income                                            $    368,084       $    277,547
                                                                   ============       ============


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

                        CONDENSED STATEMENTS OF CASH FLOW

                                                                          Years Ended December 31,
                                                                      -----------------------------
                                                                          2005             2004
                                                                      -----------       -----------
      CASH FLOWS FROM OPERATING ACTIVITIES
           Net income                                                 $   368,084       $   277,547
           Equity in earnings of Association                             (414,824)         (314,405)
           Increase in other assets                                       (16,571)             (750)
           Increase in other liabilities                                    7,898             5,863
                                                                      -----------       -----------

             Net Cash Used in Operating Activities                        (55,413)          (31,745)
                                                                      -----------       -----------

      CASH FLOWS FROM INVESTING ACTIVITIES
           Net decrease in loan receivable from ESOP                       21,057            19,937
           Purchase of treasury stock                                    (104,865)               --
           Cash dividends paid                                             (3,680)               --
                                                                      -----------       -----------

             Net Cash Provided by (Used in) Investing Activities          (87,488)           19,937
                                                                      -----------       -----------

             Net Decrease in Cash and Cash Equivalents                   (142,901)          (11,808)

      CASH AND CASH EQUIVALENTS - BEGINNING                               306,393           318,201
                                                                      -----------       -----------

      CASH AND CASH EQUIVALENTS - ENDING                              $   163,492       $   306,393
                                                                      ===========       ===========

      SUPPLEMENTARY DISCLOSURE OF NONCASH ACTIVITIES
           Issuance of treasury stock to MRP                          $   541,159       $        --
                                                                      ===========       ===========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                   Year Ended December 31, 2005
                                                    ----------------------------------------------------------
                                                      First            Second         Third           Fourth
                                                     Quarter          Quarter         Quarter         Quarter
                                                    ----------      ----------      ----------      ----------
                                                              (In Thousands, Except Per Share Data)
Interest income                                     $    1,850      $    1,896      $    1,928      $    2,034
Interest expense                                           461             521             558             679
                                                    ----------      ----------      ----------      ----------

       Net Interest Income                               1,389           1,375           1,370           1,355

Provision for loan losses                                    7               4               8               1
                                                    ----------      ----------      ----------      ----------

       Net Interest Income after Provision for
           Loan Losses                                   1,382           1,371           1,362           1,354

Non-interest income                                         55              50              51              55
Non-interest expenses                                    1,253           1,271           1,243           1,266
                                                    ----------      ----------      ----------      ----------

       Income before Income Taxes                          184             150             170             143

Income taxes                                                81              64              70              64
                                                    ----------      ----------      ----------      ----------

       Net Income                                   $      103      $       86      $      100      $       79
                                                    ==========      ==========      ==========      ==========

Net income per common share, basic and diluted            0.04            0.03            0.04            0.03
                                                    ==========      ==========      ==========      ==========


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                   Year Ended December 31, 2004
                                                    --------------------------------------------------------------
                                                       First            Second           Third           Fourth
                                                      Quarter           Quarter         Quarter          Quarter
                                                    -----------      -----------      -----------      -----------
                                                                    (In Thousands, Except Per Share Data)
Interest income                                     $     1,671      $     1,712      $     1,810      $     1,819
Interest expense                                            459              456              450              451
                                                    -----------      -----------      -----------      -----------

       Net Interest Income                                1,212            1,256            1,360            1,368

Provision for loan losses                                    --               --               --                1
                                                    -----------      -----------      -----------      -----------

       Net Interest Income after Provision for
           Loan Losses                                    1,212            1,256            1,360            1,367

Non-interest income                                          69               59               65               53
Non-interest expenses                                     1,217            1,244            1,244            1,255
                                                    -----------      -----------      -----------      -----------

       Income before Income Taxes                            64               71              181              165

Income taxes                                                 30               35               71               67
                                                    -----------      -----------      -----------      -----------

       Net Income                                   $        34      $        36      $       110      $        98
                                                    ===========      ===========      ===========      ===========

Net income per common share, basic and diluted      $      0.01      $      0.01      $      0.04      $      0.04
                                                    ===========      ===========      ===========      ===========

NOTE 18 - RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Stock-Based Payments: In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised), "Share-Based Payment." Statement No. 123 (revised) replaces Statement No. 123 and supersedes APB Opinion No. 25. Statement No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation costs prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.


--------------------------------------------------------------------------------

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a new rule that amends the compliance dates for Statement No. 123 (revised). Under the new rule, we are required to adopt Statement No. 123(revised) in the first annual period beginning after September 15, 2005. Early application of Statement No. 123 (revised) is encouraged, but not required. Accordingly, we are required to record compensation expense for all new awards granted and any awards modified after January 1, 2006. In addition, the transition rules under SFAS No. 123 (revised) will require that, for all awards outstanding at January 1, 2006, for which the requisite service has not yet been rendered, compensation cost be recorded as such service is rendered after January 1, 2006. The pronouncement related to stock-based payments will not have any effect on the Company's existing historical consolidated financial statements as restatements of previously reported periods will not be required.

Management implemented Statement No. 123 (revised) effective January 1, 2006 using the modified prospective method.


--------------------------------------------------------------------------------

                       FLATBUSH FEDERAL BANCORP, INC. AND
                                  SUBSIDIARIES

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2005

FLATBUSH FEDERAL BANCORP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
TABLE OF CONTENTS

                                                                 PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

     Report of Registered Public Accounting Firm                    1

     Consolidated Statements of Financial Condition                 2

     Consolidated Statements of Income                              3

     Consolidated Statements of Stockholders' Equity                4

     Consolidated Statements of Cash Flows                          5

     Notes to Consolidated Financial Statements                     6