Form 10KSB, Exhibit 13
period 2006-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2007-04-02
CIK 1243496

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

Selected Financial Condition Data:                         At December 31,
                                                    ----------------------------
(In thousands)                                          2006             2005
                                                    ----------------------------

Total assets                                          $154,383        $ 143,953
Loans receivable, net (1)                              106,230           96,591
Investment securities (2)                                6,990            7,809
Mortgage-backed securities (2)                          26,727           25,633
Cash and Cash Equivalents                                4,007            4,911
Deposits                                               105,641          109,218
Other Borrowings                                        30,487           16,969
Stockholders' equity - substantially restricted         15,046           16,033

-----------------------------------
(1)   Net of allowance for loan losses and deferred loan fees
(2) Mortgage-backed securities and investment securities are classified as held to maturity

                                                           For the Years Ended
Selected Operating Data:                                       December 31,
                                                          --------------------
(In thousands, except per share data)                       2006        2005
                                                          --------------------

Total Interest Income                                     $  8,773    $  7,708
Total Interest Expense                                       3,620       2,219
                                                          --------------------
     Net Interest Income                                     5,153       5,489
Provision for  loan losses                                      49          20

Non-interest Income                                            351         212
Non-interest Expense                                         5,150       5,033
Income Taxes                                                   110         280
                                                          --------------------
Net Income                                                $    195    $    368
                                                          ====================

Net Income per Share                                      $   0.07    $   0.14
                                                          ====================

Selected Financial Ratios and Other Data:

                                                            At or for The Years
                                                             Ended December31,
                                                            --------------------
                                                              2006        2005
                                                            --------------------
Performance Ratios:

Return on  average assets (1)                                 0.12%       0.26%
Return on  average equity                                     1.21%       2.31%
Net yield on average interest-earning assets                  6.22%       5.84%
Net interest rate spread (2)                                  3.41%       3.91%
Net interest margin (3)                                       3.65%       4.16%
Average interest-earning assets to average interest-
bearing liabilities                                           1.09x       1.15x

Capital Ratios:
Average retained earnings to average assets                  10.59%      11.56%
Tier 1 core ratio (to adjusted total assets)                 10.01%      10.57%
Total risk based capital ratio                               19.58%      21.55%

Asset Quality Ratios:
Allowance for loan losses to gross loan outstanding           0.19%       0.20%
Non-performing loans to total assets                          0.05%       0.14%

Other Data:
Number of full-service offices                                   3           3

-----------------------------------
(1)   Ratio of net income to average total assets.
(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)   Net interest income divided by average interest-earning assets.

                       Management Discussion and Analysis

      Flatbush Federal Bancorp, Inc. ("the Company") is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association. The Company's principal asset is its investment in Flatbush Federal Savings & Loan Association. The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. Following the reorganization, the Company issued a 10% stock dividend on April 25, 2005, and a 10% stock dividend on March 29, 2006 increasing the number of outstanding shares of common stock to shareholders to 1,279,109 and 1,484,208 to its mutual holding company parent. At December 31, 2006, Flatbush Federal Bancorp, Inc. had consolidated assets of $154.4 million, deposits of $105.6 million and shareholders' equity of $15.0 million.

General

      The results of operations depend primarily on the Company's net interest income. Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts, time deposits and other borrowings. The results of operations also are affected by provisions for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of fees and service charges, increases to the cash surrender value of bank owned life insurance, gains on the sale of loans and miscellaneous other income (consisting of fees for minimum balance requirements, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks). Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing, deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses). The Company's results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies

      The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The Company considers the following to be critical accounting policies: Allowance for loan losses and deferred income taxes.

      Allowance for Loan Losses. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for the Company.

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

The analysis has two components: specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. The Company also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves established which could have a material negative effect on the Company's financial results.

      Deferred Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments are reviewed on a continual basis as regulatory and business factors change.

Comparison of Financial Condition at December 31, 2006 and 2005

      The Company's assets at December 31, 2006 were $154.4 million compared to $144.0 million at December 31, 2005, an increase of $10.4 million, or 7.2%. Loans receivable increased $9.6 million, or 9.9%, to $106.2 million at December 31, 2006 from $96.6 million at December 31, 2005. In addition, mortgage-backed securities increased $1.1 million, or 4.3%, to $26.7 million at December 31, 2006 from $25.6 million as of December 31, 2005. As a partial offset, cash and cash equivalents decreased $904,000, or 18.4%, to $4.0 million at December 31, 2006 from $4.9 million at December 31, 2005. Investment securities decreased $819,000, or 10.5%, to $7.0 million at December 31, 2006 from $7.8 million at December 31, 2005. Management continued to reinvest assets into longer-term higher yielding investments and loans.

      Total deposits decreased $3.6 million, or 3.3%, to $105.6 million at December 31, 2006 from $109.2 million at December 31, 2005. Deposit outflow was partially attributed to depositors seeking higher deposit rates from competing financial institutions. Borrowings from Federal Home Loan Bank of New York increased $13.5 million, or 79.4%, to $30.5 million at December 31, 2006 from $17.0 million at December 31, 2005. Management opted to borrow from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

      Total stockholders' equity decreased $1.0 million to $15.0 million at December 31, 2006 from $16.0 million at December 31, 2005. The decrease reflects the inclusion of $1.2 million of accumulated other comprehensive loss, which is the result of the implementation of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158). This new standard is effective for plan sponsors with, or controlled by an entity with, publicly traded equity securities. The standard does not impact the determination of the Plan's expense; however, it does impact how the Plan is recorded on the employer's balance sheet. FAS 158 requires that the overfunded or underfunded status of a pension or postretirement plan be recorded on the employer's balance sheet as an asset or liability (after any adjustment for taxes). Any difference between the amount already reflected (generally the accrued or prepaid expense) and the required amount is reflected as an adjustment to Accumulated Other Comprehensive Income.

      The decrease to stockholders' equity also reflects the $190,000 repurchase of shares under the stock repurchase program and $3,000 for the payments of fractional shares under the stock dividend program, partially offset by increases to net income of $195,000, the market appreciation of $7,000 relating to the release of ESOP shares, amortization of $34,000 of unearned ESOP shares and amortization of $92,000 of restricted stock awards for the Company's Stock-Based Incentive Program, (the "Plan") and amortization of $82,000 of stock option awards.

      The Company adopted a Stock-Based Incentive Plan ("the Plan") on November 19, 2004 following the approval of the stockholders. Inclusive of stock dividends, the Plan authorized 50,662 shares of restricted stock to be distributed to directors and officers as an incentive to share in the growth and performance of the Company. The Company implemented a buyback program to acquire such shares. As of December 31, 2006, all of the authorized shares were acquired.

      On April 25, 2005, the Company declared a 10% stock dividend increasing the number of outstanding shares of common stock to shareholders to 1,184,784, and 1,349,280 to its mutual holding company. Cash totaling $4,000 was distributed to eligible stockholders entitled to receive fractional shares. On March 29, 2006, the Company declared a 10% stock dividend increasing the number of outstanding shares of common stock to shareholders to 1,279,109 and 1,484,208 to its mutual holding company. Cash totaling $3,000 was distributed to eligible stockholders entitled to receive fractional shares.

      On June 30, 2005 the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company's outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2006, 36,340 shares have been acquired at an average price of $8.12 per share.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

      General. Net income decreased by $173,000, or 47.0%, to $195,000 for the year ended December 31, 2006 from $368,000 for the year ended December 31, 2005. As interest rates rose from 2005 to 2006, the cost of deposits and borrowings increased at a more rapid pace than the increase in yields received on loans and mortgage-backed securities. Further, as the Company experienced a deposit outflow in savings and club accounts, such liabilities were shifted to Federal Home Loan Bank advances at a higher cost. These factors decreased the Company's net interest margin by 51 basis points from 4.16% in 2005 to 3.65% in 2006. Net income was also adversely affected during 2006 due to the accelerated vesting of benefits due to the death of a Company director.

      Interest Income. Interest income increased by $1.1 million, or 14.3%, to $8.8 million for the year ended December 31, 2006 from $7.7 million for the year ended December 31, 2005. The increase in interest income resulted from increases of $782,000 from loans receivable and $295,000 from mortgage-backed securities, partially offset by decreases of $5,000 in investment securities and $8,000 in other interest earning assets. In addition, the increase in interest income was attributable to a 38 basis point increase in the average yield on interest earning assets to 6.22% for the year ended December 31, 2006 from 5.84% for the year ended December 31, 2005. In addition, the average balance of interest earning assets increased to $141.0 million for the year ended December 31, 2006 from $131.9 million for the year ended December 31, 2005.

      Interest income on loans receivable increased $782,000, or 13.3%, to $6.7 million for the year ended December 31, 2006 from $5.9 million for the comparable period in 2005. The increase resulted from a higher average yield of 6.52% on an average balance of $102.2 million for the year ended December 31, 2006, from 6.19% on an average balance of $94.9 million for the year ended December 31, 2005.

      Interest income from mortgage-backed securities increased $295,000, or 24.6%, to $1.5 million for the year ended December 31, 2006 from $1.2 million for the year ended December 31, 2005. This increase reflects a $4.4 million increase in the average balance of mortgage-backed securities to $27.5 million for the year ended December 31, 2006 from $23.1 million for the same period in 2005. In addition, the average yield increased by 21 basis points to 5.61% for the year ended December 31, 2006 from 5.40% for the year ended December 31, 2005.

      Interest income from investment securities decreased $5,000, or 1.1%, to $432,000 for the year ended December 31, 2006 from $437,000 for the year ended December 31, 2005. The decrease resulted from a decrease of $792,000 in the average balance in investment securities to $8.5 million for the year ended December 31, 2006 from an average balance of $9.3 million for the year ended December 31, 2005. This decrease was partially offset by an increase of 38 basis points to 5.07% in the average yield for the year ended December 31, 2006 from 4.69% in the average yield for the year ended December 31, 2005.

      Interest income on other interest-earning assets, primarily interest-earning deposits, and federal funds sold, decreased $8,000, or 5.5% to $137,000 for the year ended December 31, 2006 from $145,000 for the year ended December 31, 2005. The decrease was attributable to the lower average balance of $2.8 million for the year ended December 31, 2006 from $4.6 million for the year ended December 31, 2005, a decrease of $1.8 million. However, as a partial offset, the average yield on other interest earning assets increased to 4.87% for the year ended December 31, 2006 from 3.17% for the year ended December 31, 2005.

      Interest Expense. Total interest expense increased $1.4 million, or 63.6% to $3.6 million for the year ended December 31, 2006 from $2.2 million for the year ended December 31, 2005. The increase in interest expense resulted from an increase of 48 basis points in the average cost of deposits to 2.30% for the year ended December 31, 2006 from 1.82% for the year ended December 31, 2005. In addition, the increase to interest expense resulted from a $19.6 million increase in the average balance of Federal Home Loan Bank of New York advances to $25.3 million, with an average cost of 4.88%, for the year ended December 31, 2006 compared to $5.7 million and 4.04% for the year ended December 31, 2005. The increase in interest expense was partially offset by a decrease in the average balance of interest-bearing deposits by $5.4 million to $103.6 million for the year ended December 31, 2006 from $109.0 million for the year ended December 31, 2005. The average balance of certificates of deposit increased by $166,000 to $61.5 million with an average cost of 3.64% in 2006, as compared with an average balance of $61.3 million with an average cost of 2.97% in 2005. The average balance for savings and club accounts decreased by $5.8 million to $41.4 million with an average cost of 0.34% in 2006, as compared to $47.2 million with an average cost of 0.35% in 2005. The average balance of interest-bearing demand deposits increased to $755,000 with an average cost of 0.31% in 2006 from $514,000 with an average cost of 0.33% in 2005.

      Net Interest Income. Net interest income decreased $336,000, or 6.1%, to $5.2 million for 2006 from $5.5 million for 2005. The Company's interest rate spread decreased by 50 basis points to 3.41% in 2006 from 3.91% in 2005. Additionally, the Company's interest margin decreased by 51 basis points to 3.65% in 2006 from 4.16% in 2005.

      Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, management made a provision of $49,000 for the year ended December 31, 2006, as compared to a provision of $20,000 for the year ended December 31, 2005. The provision for loan losses was established to address probable and estimable losses in the SBA loan portfolio as well as inherent losses that are probable and estimable in the larger loan portfolio. Management used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $200,000, or 0.19%, of loans outstanding at December 31, 2006, as compared with $193,000, or 0.20% of loans outstanding at December 31, 2005. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

      Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although management believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the allowance for loan losses. The Office of Thrift Supervision may require the Company to make adjustments to the allowance based on its judgments about information available to it at the time of its examination

      Non-Interest Income. Non-interest income increased by $140,000, or 66.0%, to $352,000 in 2006 from $212,000 in 2005. The increase was predominantly caused by the $163,000 increase in the cash surrender value of Bank Owned Life Insurance, partially offset by a decrease of $16,000 from fees and service charges, and a $7,000 decrease in miscellaneous fees. In 2006, the Company experienced diminished activity in fee generating transactions resulting in a decrease of $16,000 in fees and service charges.

      Non-Interest Expense. Non-interest expense increased by $117,000 to $5.1 million in 2006 from $5.0 million in 2005. The increase was caused primarily by increases in director compensation to $397,000 in 2006 from $180,000 in 2005, professional fees to $165,000 from $160,000, other non-interest expenses to $487,000 from $457,000, and equipment expense to $545,000 from $523,000.
Director's compensation increased $218,000, or 121.1%, to $397,000 for the year ended December 31, 2006 from $180,000 for the same period in 2005. The increase in director's expense included the one-time accrual of $67,000 for the accelerated vesting of stock options, restricted stock and director pension benefits due to the death of Director Rumolo during the year ended December 31, 2006. Included in the increase is the expense of $31,000 for stock options for the remaining directors per FASB 123(R), which took effect in 2006. Also included in the director's compensation increase is the accrual of $79,000 in 2006 for the remaining directors for the Director's Pension Plan. Additionally, Director Monteverdi, retired President and Chief Executive Officer effective January 31, 2006, continued to serve as a non-employee director in 2006. Fees and restricted stock benefits attributed to Director Monteverdi for 2006 totaled $41,000. As a partial offset, salary and benefits decreased by $142,000 to $2.9 million in 2006 from $3.0 million in 2005, occupancy expense decreased by $7,000 to $510,000 from $517,000, and other insurance premiums decreased to $167,000 from $176,000.

      Income Tax Expense. The provision for income taxes decreased $170,000 to $110,000 in 2006 from $280,000 in 2005. The decrease in the income tax expense is primarily due to the lower level of income before taxes of $305,000 in 2006 compared with $648,000 in 2005.

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

                                                                                  Years Ended December 31,
                                                            ----------------------------------------------------------------------
                                      At December 31, 2006                   2006                                2005
                                                            ----------------------------------   ----------------------------------
                                                              Average      Interest                Average      Interest
                                     Outstanding    Yield/  Outstanding    Earned/     Yield/    Outstanding    Earned/     Yield/
                                       Balance       Rate     Balance        Paid       Rate       Balance        Paid       Rate
                                     ------------   ------  ------------   --------    -------   ------------   --------    -------
                                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1) ............   $    106,230    6.52%  $    102,155   $  6,659       6.52%  $     94,873   $  5,877     6.19%
  Mortgage-backed securities .....         26,727    5.13%        27,495      1,544       5.61%        23,113      1,249     5.40%
  Investment securities(2)(3) ....          8,589    5.02%         8,522        432       5.07%         9,314        437     4.69%
  Other interest-earning assets ..          1,608    5.02%         2,822        137       4.87%         4,577        145     3.17%
                                     ------------           ------------   --------              ------------   --------
    Total interest-earning assets         143,153    6.15%       140,994      8,773       6.22%       131,877      7,708     5.84%
                                                                           --------                             --------
Non-interest earning assets ......         11,229                 10,661                                5,863
                                     ------------           ------------                         ------------

     Total assets ................   $    154,382           $    151,655                         $    137,740
                                     ============           ============                         ============

Interest-bearing liabilities:
  NOW accounts ...................            675    0.30%           755          2       0.31%           514          2     0.33%
  Savings and club ...............         37,557    0.34%        41,353        141       0.34%        47,171        165     0.35%
  Certificates of deposit ........         62,994    4.10%        61,506      2,240       3.64%        61,340      1,821     2.97%
                                     ------------           ------------   --------              ------------   --------
  Total interest-bearing deposits         101,226    2.68%       103,614      2,383       2.30%       109,025      1,988     1.82%
                                     ------------           ------------   --------              ------------   --------

Federal Home Loan Bank
Advances                                   30,487    5.10%        25,337      1,237       4.88%         5,718        231     4.04%
                                     ------------           ------------   --------              ------------   --------

Total interest-bearing Liabilities        131,712    3.24%       128,951      3,620       2.81%       114,743      2,219     1.93%
                                     ------------           ------------   --------              ------------   --------
Non-interest bearing
liabilities:
  Demand deposit .................          4,416                  4,438                                4,918
  Other liabilities ..............          3,208                  2,192                                2,149
                                     ------------           ------------                         ------------
Total non-interest-bearing
   Liabilities ...................          7,624                  6,630                                7,067
                                     ------------           ------------                         ------------
    Total liabilities ............        139,336                135,581                              121,811

Retained earnings ................         15,046                 16,074                               15,929
                                     ------------           ------------                         ------------
Total liabilities and equity .....   $    154,382           $    151,655                         $    137,740
                                     ============           ============                         ============
Net interest income ..............                                            5,153                                5,489
                                                                           ========                             ========
Interest rate spread(4) ..........                   2.91%                                3.41%                              3.91%
                                                                                                                            =====
Net interest-earning assets ......   $     11,441           $     12,043                         $     17,134
                                     ============           ============                         ============
Net interest margin(5) ...........                                                        3.65%                              4.16%
                                                                                                                            =====
Ratio of interest earning assets
   to interest bearing liabilities                                            1.09x                                 1.15x
                                                                          ========                              ========

------------------------
(1)   Loans receivable are net of the allowance for loan losses.

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

                                      Years Ended December 31,
                                  ---------------------------------
                                            2006 vs. 2005
                                  ---------------------------------
                                  Increase/(Decrease)
                                         Due to            Total
                                  --------------------    Increase
                                   Volume       Rate     (Decrease)
                                  --------    --------   ----------
                                           (In thousands)
Interest income:
  Loans receivable ............        461         321         782
  Mortgage-backed securities ..        245          50         295
  Investment securities .......        (39)         34          (5)
  Other interest-earning assets        (69)         62          (7)
                                  --------------------------------

   Total interest income ......        598         467       1,065
                                  --------------------------------

Interest expense:
  Demand deposits .............         --          --          --
  Passbook and club accounts ..        (19)         (5)        (24)
  Certificates of deposits ....          5         414         419
   Federal Home Loan Bank
Advances ......................        853         153       1,006
                                  --------------------------------

   Total interest expense .....        784         617       1,401
                                  --------------------------------

Net interest income ...........       (186)       (150)       (336)
                                  --------------------------------

Management of Market Risk

      General. The majority of the Company's assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. The Company's assets, consisting primarily of mortgage loans, have longer maturities than its liabilities, consisting primarily of deposits and borrowings. As a result, a principal part of the business strategy is to manage interest rate risk and reduce the exposure of net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the assets and liabilities, for determining the level of risk that is appropriate given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review the asset/liability policies and interest rate risk position.

      The Company has sought to manage its interest rate risk in order to minimize the exposure of earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, the Company has implemented the following strategies to manage its interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents and short-term United States Treasury securities; and (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans, construction loans, home equity loans and Small Business Administration loans. By investing in short-term, liquid instruments, management believes the Company is better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of declining interest rates, the strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments. As a direct result of the 2003 reorganization, the Company's capital increased. This position provided management greater flexibility to manage interest rate risk. In 2006, management leveraged the increased capital by increasing earning assets and lengthening the maturity of earning assets.

      Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, the Company did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides the results of the interest rate sensitivity model, which is based on information provided to the Office of Thrift Supervision to estimate the sensitivity of the Company's net portfolio value.

      The table below sets forth, as of December 31, 2006 an interest rate sensitivity report of net portfolio value and the estimated changes in the net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

                                                                        Net Portfolio Value as a Percentage
                       Net Portfolio Value                              of Present Value of Assets
Change in              -------------------------------------------      -----------------------------------
Interest Rates         Estimated       Amount of       Percent of                       Change in Basis
(basis points)         NPV             Change          Change           NPV Ratio       Points
--------------------   --------------  ------------    -----------      ------------    -------------------
                       (Dollars in Thousands)
+300                       11,026        (9,599)          (47%)           7.55%              -542 bp
+200                       14,387        (6,238)          (30%)           9.56%              -341 bp
+100                       17,698        (2,928)          (14%)          11.42%              -155 bp
0                          20,625                                        12.97%
-100                       22,538         1,913             9%           13.90%               +93 bp
-200                       23,025         2,400            12%           14.05%              +108 bp

      The table above indicates that at December 31, 2006, in the event of a 200 basis point decrease in interest rates, the Company would experience a 12% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, the Company would experience a 30% decrease in net portfolio value. In 2006, management leveraged the increased capital by increasing earning assets and lengthening the maturity of earning assets within the parameters of its interest rate risk management policy.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

      Liquidity. The Company maintains liquid assets at levels considered adequate to meet its liquidity needs. The liquidity ratio averaged 4.76% for the year ended December 31, 2006. Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2006, cash and cash equivalents totaled $4.0 million.

      The Company's primary sources of liquidity are deposits, borrowings, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by competition. Interest rates on deposits are set to maintain a desired level of total deposits. In addition, excess funds are invested in short-term interest-earning assets, which provide liquidity to meet lending requirements.

      A significant portion of the Company's liquidity consists of cash and cash equivalents, which are a product of management's operating, investing and financing activities. At December 31, 2006, $4.0 million of assets were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2006, there were no short-term investment securities.

      Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $3.6 million to $105.6 million at December 31, 2006 from $109.2 million as of December 31, 2005

      Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds. At December 31 2006, the Company had $30.5 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $34.2 million.

      At December 31, 2006, the Company had outstanding commitments to originate loans of $9.4 million. At December 31, 2006, certificates of deposit scheduled to mature in less than one year totaled $47.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case. In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company's level of assets. Alternatively, management could reduce the level of liquid assets, such as our cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

      The tables below set forth, as of December 31, 2006 outstanding loan commitments and maturities of certificates of deposits:

                          Schedule of Loan Commitments
                                 (In thousands)

         One year or less             $9,424
         After one to three years         --
         After three years                --
                                      ------
         Total                        $9,424

                Schedule of Maturities of Certificates of Deposit
                                 (In thousands)

         One year or less            $47,258
         After one to three years     10,686
         After three years             5,050
                                     -------
         Total                       $62,994

      At  December  31,  2006,   the  minimum  rental   commitments   under  all
noncancellable leases with initial or remaining terms of one year or more are as follows:

                          Schedule of Lease Commitments
                                 (In thousands)

                                             Rent
                                             ----
         One year or less                  $ 90,600
         After one to three years           184,800
         After three years                  633,600
                                           --------
         Total                             $909,000

Impact of Inflation and Changing Prices

      The financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

[LOGO BEARD MILLER COMPANY LLP]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.
Brooklyn, New York


      We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Notes 1 and 11, the Company changed its method of accounting for Defined Benefit and Other Postretirement Plans in 2006.

      As discussed in Note 1, the Company changed its method of accounting for share-based payments in 2006.



/s/ Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
March 19, 2007

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Financial Condition

                                                                                                 December 31,
                                                                                         -----------------------------
                                                                                             2006             2005
                                                                                         ------------     ------------
                                    Assets

   Cash and amounts due from depository institutions                                     $  2,399,344     $  2,457,712
   Interest-earning deposits in other banks                                                 1,007,542        2,103,511
   Federal funds sold                                                                         600,000          350,000
                                                                                         ------------     ------------

       Cash and Cash Equivalents                                                            4,006,886        4,911,223

   Investment securities held to maturity, fair value of $6,859,114 in 2006 and
     $7,692,019 in 2005                                                                     6,989,873        7,808,507
   Mortgage-backed securities held to maturity, fair value of $26,361,595 in 2006 and
     $25,327,841 in 2005                                                                   26,726,910       25,633,274
   Loans receivable, net of allowance for loan losses of $200,347 in 2006 and
     $192,846 in 2005                                                                     106,229,513       96,591,008
   Premises and equipment                                                                   2,901,521        2,807,623
   Federal Home Loan Bank of New York stock                                                 1,599,100          978,400
   Accrued interest receivable                                                                736,524          654,744
   Bank owned life insurance                                                                3,778,193        3,607,353
   Other assets                                                                             1,413,853          960,433
                                                                                         ------------     ------------

       Total Assets                                                                      $154,382,373     $143,952,565
                                                                                         ============     ============

                      Liabilities and Stockholders' Equity

LIABILITIES

   Deposits:
     Non-interest bearing                                                                $  4,415,706     $  4,521,691
     Interest bearing                                                                     101,225,633      104,695,963
                                                                                         ------------     ------------
       Total Deposits                                                                     105,641,339      109,217,654
   Advances from Federal Home Loan Bank of New York                                        30,486,579       16,969,464
   Advance payments by borrowers for taxes and insurance                                      348,083          325,478
   Other liabilities                                                                        2,860,195        1,407,347
                                                                                         ------------     ------------

       Total Liabilities                                                                  139,336,196      127,919,943
                                                                                         ------------     ------------

COMMITMENTS AND CONTINGENCIES                                                                      --               --

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 1,000,000 shares authorized;
      none issued and outstanding                                                                  --               --
   Common stock, $0.01 par value; authorized 9,000,000 shares;
      issued (2006) 2,799,657 shares and (2005) 2,545,464 shares; outstanding (2006)
      2,763,317 shares and (2005) 2,534,064 shares                                             27,998           25,455
   Paid-in capital                                                                         12,072,156       10,207,185
   Retained earnings                                                                        5,027,685        6,988,292
   Unearned employees' stock ownership plan (ESOP) shares                                    (583,479)        (617,824)
   Treasury stock, 36,340 and 11,400 shares, respectively                                    (294,925)        (104,865)
   Management Recognition Plan (MRP)                                                               --         (465,621)
   Accumulated other comprehensive loss                                                    (1,203,258)              --
                                                                                         ------------     ------------

       Total Stockholders' Equity                                                          15,046,177       16,032,622
                                                                                         ------------     ------------

       Total Liabilities and Stockholders' Equity                                        $154,382,373     $143,952,565
                                                                                         ============     ============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Income

                                                              Years Ended December 31,
                                                              ------------------------
                                                                 2006          2005
                                                              ----------    ----------
Interest Income
   Loans, including fees                                      $6,659,019    $5,877,097
   Investment securities held to maturity                        432,490       437,103
   Mortgage-backed securities held to maturity                 1,543,550     1,248,766
   Other interest-earning assets                                 137,449       144,947
                                                              ----------    ----------

       Total Interest Income                                   8,772,508     7,707,913
                                                              ----------    ----------

Interest Expense
   Deposits                                                    2,382,919     1,988,070
   Borrowings                                                  1,236,921       231,167
                                                              ----------    ----------

       Total Interest Expense                                  3,619,840     2,219,237
                                                              ----------    ----------

       Net Interest Income                                     5,152,668     5,488,676

Provision for Loan Losses                                         49,123        20,034
                                                              ----------    ----------

       Net Interest Income after Provision for Loan Losses     5,103,545     5,468,642
                                                              ----------    ----------

Non-Interest Income
   Fees and service charges                                      174,081       190,180
   Bank owned Life Insurance                                     170,840         7,353
   Other                                                           6,605        13,990
                                                              ----------    ----------

       Total Non-Interest Income                                 351,526       211,523
                                                              ----------    ----------

Non-Interest Expenses
   Salaries and employee benefits                              2,879,303     3,020,695
   Net occupancy expense of premises                             509,885       517,148
   Equipment                                                     544,764       523,411
   Directors' compensation                                       397,361       179,542
   Professional fees                                             164,557       159,623
   Other insurance premiums                                      167,188       175,545
   Other                                                         486,892       456,584
                                                              ----------    ----------

       Total Non-Interest Expenses                             5,149,950     5,032,548
                                                              ----------    ----------

       Income before Income Taxes                                305,121       647,617

Income Taxes                                                     110,470       279,533
                                                              ----------    ----------

       Net Income                                             $  194,651    $  368,084
                                                              ==========    ==========

Net Income per Common Share
   Basic and diluted                                          $     0.07    $     0.14
                                                              ==========    ==========

Weighted Average Number of Shares Outstanding
   Basic                                                       2,688,059     2,656,895
                                                              ==========    ==========
   Diluted                                                     2,688,059     2,656,895
                                                              ==========    ==========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2006 and 2005

                                                                                                          Accumulated
                                                                  Unearned                   Unearned        Other
                              Common    Paid-In      Retained       ESOP       Treasury        MRP       Comprehensive
                              Stock     Capital      Earnings      Shares        Stock        Shares         Loss          Total
                             -------  -----------   -----------   ---------   -----------   -----------   -----------   -----------
Balance - December 31,
  2004                       $23,144  $ 7,805,233   $ 9,030,255   $(652,640)  $  (395,890)  $        --   $        --   $15,810,102

  Net income                      --           --       368,084          --            --            --            --       368,084

  Stock dividend               2,311    2,394,180    (2,400,171)         --            --            --            --        (3,680)
  Purchase of 26,862
     shares of treasury
     stock                        --           --            --          --      (260,010)           --            --      (260,010)
  Issuance of 50,662
     shares of treasury
     stock to MRP                 --           --        (9,876)         --       551,035      (541,159)           --            --
  Amortization of MRP             --           --            --          --            --        75,538            --        75,538
  ESOP shares committed
     to be released               --        7,772            --      34,816            --            --            --        42,588
                             -------  -----------   -----------   ---------   -----------   -----------   -----------   -----------

Balance - December 31,
  2005                        25,455   10,207,185     6,988,292    (617,824)     (104,865)     (465,621)           --    16,032,622

  Net income                      --           --       194,651          --            --            --            --       194,651
  Adjustment to initially
     apply:
   FASB No. 123(R)                       (465,621)                                              465,621
   FASB No. 158, net of
     deferred income taxes
     of $865,617                  --                         --          --            --                  (1,203,258)   (1,203,258)
  Stock dividend               2,543    2,149,711    (2,155,258)         --            --            --            --        (3,004)
  Purchase of 24,940 shares
     of treasury stock            --           --            --          --      (190,060)           --            --      (190,060)
  Amortization of MRP             --       91,535            --          --            --            --            --        91,535
  Amortization of Stock
     Option shares                --       81,886            --          --            --            --            --        81,886
  ESOP shares committed to
     be released                  --        7,460            --      34,345            --            --            --        41,805
                             -------  -----------   -----------   ---------   -----------   -----------   -----------   -----------

Balance - December 31,
  2006                       $27,998  $12,072,156   $ 5,027,685   $(583,479)  $  (294,925)           --   $(1,203,258)  $15,046,177
                             =======  ===========   ===========   =========   ===========   ===========   ===========   ===========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

                                                                                      Years Ended December 31,
                                                                                   ------------     ------------
                                                                                       2006             2005
                                                                                   ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                      $    194,651     $    368,084
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Depreciation and amortization of premises and equipment                           167,196          121,436
      Net amortization of premiums, discounts and deferred loan fees and costs         (245,072)        (203,637)
      Deferred income taxes                                                            (118,363)          84,283
      Provision for loan losses                                                          49,123           20,034
      ESOP shares committed to be released                                               41,805           42,588
      MRP amortization                                                                   91,535           75,538
        Stock option amortization                                                        81,886               --
      Increase in accrued interest receivable                                           (81,780)         (79,491)
      Increase in cash surrender value of bank owned life insurance                    (170,840)          (7,353)
      Decrease in other assets                                                          530,561          236,284
      (Decrease) increase in other liabilities                                         (616,028)         167,928
                                                                                   ------------     ------------

         Net Cash (Used in) Provided by Operating Activities                            (75,326)         825,694
                                                                                   ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from calls and maturities of investment securities held to maturity         822,193        1,388,035
   Principal repayments on mortgage-backed securities held to maturity                4,442,469        5,539,326
   Purchase of mortgage-backed securities held to maturity                           (5,391,834)      (8,761,540)
   Purchases of loan participation interests                                        (10,583,604)      (2,939,053)
   Net change in loans receivable                                                       993,218         (664,652)
   Additions to premises and equipment                                                 (261,094)      (2,022,277)
   Purchase of Federal Home Loan Bank of New York stock                                (620,700)        (120,200)
   Purchase of bank owned life insurance                                                     --       (3,600,000)
                                                                                   ------------     ------------

         Net Cash Used in Investing Activities                                      (10,599,352)     (11,180,361)
                                                                                   ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net decrease in deposits                                                          (3,576,315)      (7,639,363)
   Advances from Federal Home Loan Bank of New York                                  11,700,000       17,200,000
   Repayment of advances from Federal Home Loan Bank of New York                     (3,182,885)        (230,536)
   Net change to short-term borrowings                                                5,000,000               --
   Increase (decrease) in advance payments by borrowers for taxes and insurance          22,605          (15,995)
   Cash dividends paid in lieu of fractional shares                                      (3,004)          (3,680)
   Purchase of treasury stock                                                          (190,060)        (260,010)
                                                                                   ------------     ------------

         Net Cash Provided by Financing Activities                                    9,770,341        9,050,416
                                                                                   ------------     ------------

         Net Decrease in Cash and Cash Equivalents                                     (904,337)      (1,304,251)

CASH AND CASH EQUIVALENTS - BEGINNING                                                 4,911,223        6,215,474
                                                                                   ------------     ------------

CASH AND CASH EQUIVALENTS - ENDING                                                 $  4,006,886     $  4,911,223
                                                                                   ============     ============
SUPPLEMENTARY CASH FLOWS INFORMATION
   Interest paid                                                                   $  3,563,471     $  2,154,750
                                                                                   ============     ============

   Income taxes, net of refunds                                                    $    170,118     $    251,845
                                                                                   ============     ============

SUPPLEMENTARY DISCLOSURE OF NONCASH ACTIVITIES
   Issuance of treasury stock to MRP                                                         --     $    541,159
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

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

      The consolidated financial statements include accounts of the Company, Flatbush Federal Savings and Loan Association ("the Association") and the Association's subsidiary, Flatbush REIT, Inc. (the "REIT"), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 2006 and 2005, 53.70% and 53.01%, respectively, of the Company's common stock is owned by Flatbush Federal MHC, a mutual holding company.

      The Company's primary business is the ownership and operation of the Association. The Association's principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities. One-to-four family residential real estate in the Association's market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

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

Investments and Mortgage-Backed Securities

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

      Declines in the fair value of held to maturity securities below their amortized cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association and REIT to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans Held for Sale

      Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program, are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to income. At December 31, 2006 and 2005, there were no loans held for sale.

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

Advertising

      Advertising expense, in the amount of $25,000 and $29,000, is recorded as incurred during the years ended December 31, 2006 and 2005, respectively.

Premises and Equipment

      Premises and equipment are comprised of land, at cost, and a building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

                                                         Years
                                                  --------------------

          Building and improvements                      7 - 50
          Leasehold improvements                   Shorter of term of
                                                  lease or useful life
          Furniture, fixtures and equipment              5 - 10


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

Bank Owned Life Insurance (BOLI)

      The Company invested $3,600,000 in BOLI to help offset the rising cost of employee benefits. BOLI is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset of approximately $171,000 and $7,000 for the years ended December
      31, 2006 and December 31, 2005 respectively, was recorded as other non-interest income.

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

Benefit Plans

      The Company has a non-contributory defined benefit pension plan covering all eligible employees. The benefits are based on years of service and employees' compensation. The benefit plan is funded in conformance with funding requirements of applicable government regulations. Prior services costs for the defined plan generally are amortized over the estimated remaining service periods of employees. The Company also has an unfunded Postretirement Benefit Plan, Supplemental Retirement Plan for executives and Directors Retirement plan.

      The Company uses the corridor approach in the valuation of defined benefit plan and other plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For the defined benefit pension plan, these unrecognized gains and losses are amortized when net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year.

      In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Plan and Other Postretirement Plans, an Amendment of Statement No.'s 87, 88 and 132R. SFAS No. 158 requires major changes to accounting for defined benefit and other postretirement plans. SFAS No. 158, which the Company adopted as of December 31, 2006, requires recognition of the over-funded or under-funded status of the benefit plans as an asset or liability in the consolidated statement of financial condition, with changes in the


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

      funded status recorded through comprehensive income in the year in which the change occurs. The impact of adoption of SFAS No. 158 is more fully described in Note 11 to consolidated financial statements.

Stock-Based Compensation Plans

      The Company has two stock-related compensation plans, including stock options and restricted stock plans, which are described in Note 11 to the Company's Consolidated Financial Statements. Through December 31, 2005, the Company accounted for its stock option and employee stock purchase plans using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations for these plans. Under APB No. 25, generally, when the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R) "Accounting for Stock-Based Compensation", using the modified-prospective transition method, beginning on January 1, 2006 and therefore, began to expense the fair value of all options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all share-based compensation granted subsequent to December 31, 2005, over its requisite service periods.

      SFAS No. 123R also requires the benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense to be reported as a financing cash flow rather than an operating cash flow, as previously required. In accordance with Staff Accounting Bulletin ("SAB") No. 107, the Company classified share-based compensation for employee and non-employee directors to correspond with the same line item as the cash compensation paid to employees.

      Options vest over an eight-year service period. Compensation expense recognized for all options is recognized over the awards' respective requisite service periods. The fair values relating to all options granted prior to calendar 2005 were estimated using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. The Company used historical exercise dates based on the age at grant of the option holder to estimate the options' expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. These were no options granted during the year ended December 31, 2006.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

      The following table provides information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended, to all option grants for the year ended December 31, 2005.

          Net income as reported                                                  $ 368,084
          Total stock-based compensation expense, net of income taxes,
             included in reported net income                                         37,198
          Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if
             the fair value method had been applied to all grants                  (101,956)
                                                                                  ---------

          Pro forma net income                                                    $ 303,326
                                                                                  =========

          Net income per common share, as reported:
               Basic                                                              $    0.14
                                                                                  =========

               Diluted                                                            $    0.14
                                                                                  =========

          Pro forma net income per common share:
               Basic                                                              $    0.11
                                                                                  =========

               Diluted                                                            $    0.11
                                                                                  =========

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

Reclassification

      Certain amounts as of and for the year ended December 31, 2005 have been reclassified to conform to the current year's presentation.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 2 - Investment Securities Held to Maturity

                                                               December 31, 2006
                                             ----------------------------------------------------
                                                             Gross         Gross
                                              Amortized    Unrealized    Unrealized    Estimated
                                                Cost         Gains         Losses      Fair Value
                                             ----------    ----------    ----------    ----------
U.S. Government (including agencies):
   Due after one year through five years     $  500,000    $       --    $    3,125    $  496,875
   Due after five years through ten years     2,493,620            --        43,100     2,450,520
   Due after ten years                        3,996,253            --        84,534     3,911,719
                                             ----------    ----------    ----------    ----------

                                             $6,989,873    $       --    $  130,759    $6,859,114
                                             ==========    ==========    ==========    ==========

                                                               December 31, 2005
                                             ----------------------------------------------------
                                                             Gross         Gross
                                              Amortized    Unrealized    Unrealized    Estimated
                                                Cost         Gains         Losses      Fair Value
                                             ----------    ----------    ----------    ----------
U.S. Government (including agencies):
   Due after one year through five years     $1,319,965    $    5,690    $    4,845    $1,320,810
   Due after five years through ten years     2,492,580            --        57,935     2,434,645
   Due after ten years                        3,995,962            --        59,398     3,936,564
                                             ----------    ----------    ----------    ----------

                                             $7,808,507    $    5,690    $  122,178    $7,692,019
                                             ==========    ==========    ==========    ==========

The age of unrealized losses and fair value of related investment securities held to maturity are as follows:

                                Less than 12 Months          12 Months or More                Total
                             ------------------------    ------------------------    ------------------------
                                Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
                                Value        Losses         Value      Losses           Value        Losses
                             ----------    ----------    ----------    ----------    ----------    ----------
December 31, 2006:
   Due after one year
       through five years    $       --    $       --    $  496,875    $    3,125    $  496,875    $    3,125
   Due after five years
       through ten years             --            --      2,45,520        43,100     2,450,520        43,100
   Due after ten years               --            --     3,911,719        84,534     3,911,719        84,534
                             ----------    ----------    ----------    ----------    ----------    ----------

                             $       --    $       --    $6,859,114    $  130,759    $6,859,114    $  130,759
                             ==========    ==========    ==========    ==========    ==========    ==========

December 31, 2005:
   Due after one year
       through five years    $  495,155    $    4,845    $       --    $       --    $  495,155    $    4,845
   Due after five years
       through ten years             --            --     2,434,645        57,935     2,434,645        57,935
   Due after ten years        1,955,424        40,538     1,981,140        18,860     3,936,564        59,398
                             ----------    ----------    ----------    ----------    ----------    ----------

                             $2,450,579    $   45,383    $4,415,785    $   76,795    $6,866,364    $  122,178
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

Note 2 - Investment Securities Held to Maturity (Continued)

At December 31, 2006, management has concluded that the unrealized losses above (which related to five securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended December 31, 2006 and 2005. At December 31, 2006 and 2005, securities callable within one year amounted to $7,000,000.

Note 3 - Mortgage-Backed Securities Held to Maturity

                                                                December 31, 2006
                                            --------------------------------------------------------
                                                              Gross          Gross        Estimated
                                             Amortized      Unrealized     Unrealized       Fair
                                               Cost           Gains          Losses         Value
                                            -----------    -----------    -----------    -----------
Government National Mortgage Association    $ 3,263,006    $     7,814    $    37,472    $ 3,233,348
Federal National Mortgage Association        18,547,205         36,880        294,805     18,289,280
Federal Home Loan Mortgage Corporation        4,916,699         21,317         99,049      4,838,967
                                            -----------    -----------    -----------    -----------

                                            $26,726,910    $    66,011    $   431,326    $26,361,595
                                            ===========    ===========    ===========    ===========

                                                               December 31, 2005
                                            --------------------------------------------------------
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

Note 3 - Mortgage-Backed Securities Held to Maturity (Continued)

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

                                  Less than 12 Months           12 Months or More                    Total
                              --------------------------    --------------------------    --------------------------
                                 Fair        Unrealized        Fair        Unrealized        Fair        Unrealized
                                 Value         Losses          Value         Losses          Value         Losses
                              -----------    -----------    -----------    -----------    -----------    -----------
December 31, 2006:
   Government National
      Mortgage Association    $ 2,602,985    $    37,472    $        --    $        --    $ 2,602,985    $    37,472
   Federal National
      Mortgage
      Association               1,760,859         26,666     12,737,617        268,139     14,498,476        294,805
   Federal Home Loan
      Mortgage
      Corporation                      --             --      2,699,922         99,049      2,699,922         99,049
                              -----------    -----------    -----------    -----------    -----------    -----------

                              $ 4,363,844    $    64,138    $15,437,539    $   367,188    $19,801,383    $   431,326
                              ===========    ===========    ===========    ===========    ===========    ===========

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

At December 31, 2006, management has concluded that the unrealized losses above (which related to four Government National Mortgage Association, twenty six Federal National Mortgage Association and seven Federal Home Loan Mortgage Corporation securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

The unamortized cost and estimated fair value of mortgage-backed securities at December 31, 2006, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

                                                       Amortized      Estimated
                                                         Cost         Fair Value
                                                      -----------    -----------

      Due after one year through five years           $ 1,241,743    $ 1,215,623
      Due after five years through ten years              121,303        123,016
      Due after ten years                              25,363,865     25,022,957
                                                      -----------    -----------

                                                      $26,726,910    $26,361,595
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

Note 3 - Mortgage-Backed Securities Held to Maturity (Continued)

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2006 and 2005.

At December 31, 2006, mortgage-backed securities with amortized cost of $236,000 and fair value of $240,000 were pledged to Federal Home Loan Bank of New York to secure borrowings.

Note 4 - Loans Receivable

                                                            December 31,
                                                        2006            2005
                                                    ------------    ------------

      Real estate mortgage:
         One to four family                         $ 82,728,419    $ 79,488,071
         Multi family                                  1,226,246         983,743
         Commercial                                   10,052,683       7,594,496
                                                    ------------    ------------

                                                      94,007,348      88,066,310
                                                    ------------    ------------

      Real estate construction                        18,894,707      16,054,917
                                                    ------------    ------------

      Small Business Administration guaranteed           177,586         490,684
                                                    ------------    ------------

      Consumer:
         Home equity loans                               221,627         177,775
         Passbook or certificate                          81,093          53,002
         Student education                                   969           1,480
         Credit cards                                     47,186          52,888
                                                    ------------    ------------

                                                         350,875         285,145
                                                    ------------    ------------

           Total Loans                               113,430,516     104,897,056
                                                    ------------    ------------

      Loans in process                                 6,778,748       7,794,052
      Allowance for loan losses                          200,347         192,846
      Deferred loan fees, net                            221,908         319,150
                                                    ------------    ------------

                                                       7,201,003       8,306,048
                                                    ------------    ------------

                                                    $106,229,513    $ 96,591,008
                                                    ============    ============

At December 31, 2006 and 2005, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $67,000 and $193,000, respectively. Interest income on such loans is recognized only when actually collected. During the years ended December 31, 2006 and 2005, the Association recognized interest income of approximately $0 and $214, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $10,000 and $12,000 for the years ended December 31, 2006 and 2005, respectively. The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 4 - Loans Receivable (Continued)

The following is an analysis of the allowance for loan losses:

                                                       Years Ended December 31,
                                                       ---------      ---------
                                                          2006           2005
                                                       ---------      ---------

      Balance, beginning                               $ 192,846      $ 175,520
         Provision charged to operations                  49,123         20,034
         Mortgage participation program                      595            754
         Charge-offs                                     (42,217)        (3,462)
                                                       ---------      ---------

      Balance, ending                                  $ 200,347      $ 192,846
                                                       =========      =========

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

                                                             December 31,
                                                       ---------      ---------
                                                          2006           2005
                                                       ---------      ---------

      Loans with recorded allowances                   $  67,026      $ 193,360
      Related allowance for loan losses                   12,270         31,152
                                                       ---------      ---------

         Net Impaired Loans                            $  54,756      $ 162,208
                                                       =========      =========

During the years ended December 31, 2006 and 2005, the average investment in impaired loans, all of which are on nonaccrual, was $105,000 and $158,000, respectively. Interest income of $0 and $214 was collected on these loans during the years ended December 31, 2006 and 2005, respectively.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $383,000 and $551,000 at December 31, 2006 and 2005, respectively. During the year December 31, 2006, no new related party loans were made, and $16,000 of repayments were made. Related party loans totaling $152,000 became non-related during 2006.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 5 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2006 and 2005, the contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $573,000 and $609,000 at December 31, 2006 and 2005, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see
Note 10). No loans were sold to the FHLB during the years ended December 31, 2006 and 2005.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $200 and $1,000 at December 31, 2006 and 2005, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 6 - Premises and Equipment

                                                              December 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------    ----------

      Land                                              $  919,753    $  919,753
                                                        ----------    ----------

      Buildings and improvements                         2,368,327     2,249,196
      Accumulated depreciation                             761,319       667,905
                                                        ----------    ----------

                                                         1,607,008     1,581,291
                                                        ----------    ----------

      Leasehold improvements                               203,518       203,518
      Accumulated amortization                              50,926        34,859
                                                        ----------    ----------

                                                           152,592       168,659
                                                        ----------    ----------

      Furniture, fixtures and equipment                    395,394       253,431
      Accumulated depreciation                             173,226       115,511
                                                        ----------    ----------

                                                           222,168       137,920
                                                        ----------    ----------

                                                        $2,901,521    $2,807,623
                                                        ==========    ==========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 7 - Accrued Interest Receivable

                                                                December 31,
                                                              2006        2005
                                                            --------    --------

      Loans                                                 $540,992    $464,102
      Investment securities held to maturity                  80,189      82,183
      Mortgage-backed securities held to maturity            115,343     108,459
                                                            --------    --------

                                                            $736,524    $654,744
                                                            ========    ========

Note 8 - Deposits

                                                            December 31,
                                     ----------------------------------------------------------
                                                 2006                           2005
                                     ---------------------------    ---------------------------
                                                      Weighted                       Weighted
                                                       Average                        Average
                                        Amount          Rate           Amount          Rate
                                     ------------   ------------    ------------   ------------
      Demand deposits:
         Non-interest bearing        $  4,415,706       0.00%       $  4,521,691           0.00%
         NOW                              674,751       0.30%            583,815           0.30%
                                     ------------                   ------------
                                        5,090,457                      5,105,506

      Passbook and club accounts       37,557,361       0.34%         44,728,697           0.35%
      Certificates of deposit          62,993,521       4.10%         59,383,451           3.28%
                                     ------------                   ------------

                                     $105,641,339       2.57%       $109,217,654           1.92%
                                     ============                   ============

The scheduled maturities of certificates of deposit are as follows (in thousands):

                                                                 December 31,
                                                              ------------------
                                                               2006       2005
                                                              -------    -------

      One year or less                                        $47,258    $33,151
      After one to three years                                 10,686     19,069
      After three years                                         5,050      7,163
                                                              -------    -------

                                                              $62,994    $59,383
                                                              =======    =======

Certificates  of  deposit  with   denominations  of  $100,000  or  more  totaled
approximately  $15,731,000  and  $13,214,000  at  December  31,  2006 and  2005,
respectively.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 8 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

                                                        Years Ended December 31,
                                                       ----------     ----------
                                                          2006           2005
                                                       ----------     ----------

      Demand                                           $    2,340     $    1,704
      Passbook and club                                   141,038        165,410
      Certificates of deposit                           2,239,541      1,820,956
                                                       ----------     ----------

                                                       $2,382,919     $1,988,070
                                                       ==========     ==========

Note 9 - Advances from Federal Home Loan Bank of New York

                                                                              At December 31,
                                                                       ---------------------------
                                                                           2006            2005
                                                                       -----------     -----------
      Amortizing loans:
        4.53% maturing May 4, 2012 with monthly payment of $27,828     $ 1,623,040     $ 1,877,177
        4.62% maturing September 24, 2012 with monthly payment
           of $43,264                                                    2,650,251       3,037,222
        4.81% maturing October 1, 2012 with monthly payment
           of $21,067                                                    1,283,654       1,469,830
        4.84% maturing October 12, 2010 with monthly payment
           of $18,798                                                      803,345         985,235
        5.25% maturing February 15, 2013 with monthly payment
           of $15,677                                                    1,000,492              --
        5.19% maturing February 23, 2011 with monthly payment
           of $24,646                                                    1,125,797              --
                                                                       -----------     -----------

          Total Amortizing Loans (Monthly Payment $151,280)              8,486,579       7,369,464
                                                                       -----------     -----------

      Term loans:
        4.01% maturing January 13, 2006                                         --       1,500,000
        4.51% maturing February 21, 2006                                        --       2,000,000
        5.43% maturing January 16, 2007                                  5,000,000              --
        5.43% maturing January 18, 2007                                  2,000,000              --
        5.28% maturing March 13, 2007                                    2,000,000              --
        5.48% maturing October 24, 2007                                  3,500,000              --
        4.96% maturing November 8, 2007                                  3,500,000       3,500,000
        5.36% maturing November 13, 2007                                 3,000,000              --
        5.15% maturing February 19, 2008                                   400,000              --
        4.30% maturing May 5, 2008                                       1,600,000       1,600,000
        4.56% maturing September 15, 2010                                1,000,000       1,000,000
                                                                       -----------     -----------

          Total Term Loans                                              22,000,000       9,600,000
                                                                       -----------     -----------
                                                                       $30,486,579     $16,969,464
                                                                       ===========     ===========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

The carrying value of collateral pledged for the above advances was as follows (in thousands):

                                                               At December 31,
                                                             -------------------
                                                               2006        2005
                                                             -------     -------
      Loans receivable                                       $64,448     $76,915
      Mortgage-backed securities                                 236         312
                                                             -------     -------

                                                             $64,684     $77,227
                                                             =======     =======


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

                                                              December 31,
                                                         ----------------------
                                                           2006          2005
                                                         --------      --------
                                                             (In Thousands)

      GAAP capital                                       $ 14,169      $ 15,221
      Accumulated other comprehensive loss                  1,203            --
                                                         --------      --------
      Tier 1 (Core) capital                                15,372        15,221
      General valuation allowance                             187           161
      Low-level recourse adjustment                           (84)          (84)
                                                         --------      --------

             Total Regulatory Capital                    $ 15,475      $ 15,298
                                                         ========      ========

                                                                                                          To be Well Capitalized
                                                                                                                under Prompt
                                                                                  For Capital Adequacy       Corrective Action
                                                                Actual                  Purposes                 Provisions
                                                          Amount      Ratio       Amount        Ratio       Amount        Ratio
                                                         --------    -------     --------      -------     --------      -------
                                                                                 (Dollars in Thousands)
December 31, 2006:
   Total capital (to risk-weighted assets)               $15,475      19.58%     $>=6,322      >=8.00%     $>=7,903     >=10.00%
   Tier 1 capital  (to risk-weighted assets) (1)          15,288      19.34       >=   --      >=  --       >=4,742     >= 6.00
   Core (Tier 1) capital (to adjusted total assets)       15,372      10.01       >=6,142      >=4.00       >=7,678     >= 5.00
   Tangible capital (to adjusted total assets)            15,372      10.01       >=2,303      >=1.50       >=   --     >=   --

December 31, 2005:
   Total capital (to risk-weighted assets)               $15,298      21.55%     $>=5,680      >=8.00%     $>=7,100     >=10.00%
   Tier 1 capital  (to risk-weighted assets) (1)          15,137      21.32       >=   --      >=  --       >=4,260     >= 6.00
   Core (Tier 1) capital (to adjusted total assets)       15,221      10.57       >=5,760      >=4.00       >=7,200     >= 5.00
   Tangible capital (to adjusted total assets)            15,221      10.57       >=2,160      >=1.50       >=   --     >=   --

(1)   Net of contingent liability credit enhancement of $84,000.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 10 - Regulatory Capital (Continued)

As of December 31, 2006, the most recent notification from the Office of Thrift Supervision ("OTS"), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association's category.

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

In July 2005, the Company's Board of Directors authorized a second repurchase program of its common stock for up to 50,000 shares. As of years ending December 31, 2006 and December 31, 2005, the Company had repurchased 36,340 and 11,400 shares respectively of common stock under this repurchase program.

Note 11 - Benefit Plans

The following summarizes the impact of adoption of SFAS 158 on the consolidated financial condition as of December 31, 2006 for all benefit plans affected.

                                                              Impact of SFAS No. 158      After adoption of
                                      Prior to adoption of      adoption Increase              SFAS 158
                                         SFAS No. 158               (Decrease)
      Prepaid benefit cost                $   745,799              $  (745,799)              $        --
      Accrued benefit liability             1,028,315                1,323,077                 2,351,392
      Deferred income tax                     118,204                  865,617                   983,821
      Accumulated other
          comprehensive loss                       --                1,203,258                 1,203,258

Amounts expected to be amortized for transition obligation, prior service liabilities, and unrecognized loss from accumulated other comprehensive loss into net periodic cost over the next fiscal year amounts to $169,000.


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

      The Plan's investment policy permits investments in Bank Certificates of Deposit and other fixed income instruments or Equity Mutual Funds approved by the trustees of the Plan. Investments in individual stock and/or mutual funds "inconsistent with its conservative objective" are prohibited.

      The Plan has invested in following categories of investments:

                                                                December 31,
                                                           --------------------
                                                             2006        2005
                                                           --------    --------

      Equity/mutual funds                                     41.17%      45.60%
      Certificates of deposit                                 58.67       54.38
      Other (non-interest bearing checking accounts)            .16        0.02
                                                           --------    --------

                                                             100.00%     100.00%
                                                           ========    ========

      For 2007, the Company intends to allocate the plan's assets to a range of approximately 65% equities, and 35% bond funds to achieve an optimal risk/reward profile. Based on an analysis of the current market environment, the Company projects a 7% return from fixed income and a 10% return from equities, for an overall expected return of approximately 9%. The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 6 - 9% and 3 - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to a typical plan's target allocation, the result is an expected return of 8% to 11%.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

The minimum required contribution for 2005, under Internal Revenue Code Section 412, in the amount of $528,000 was made on January 3, 2006. It is estimated that the minimum required contributions for 2007 will be $145,727 and that this amount will be contributed during the Plan year ending December 31, 2007. Additional discretionary contributions of $1,035,575, though not required, may be made in 2007. It is planned that contributions will be made in cash.

      Expected benefit payments under the Plan are as follows:

                 Year Ended December 31,
                      2007                          $  152,941
                      2008                             181,945
                      2009                             205,396
                      2010                             216,279
                      2011                             243,004
                      2012-2016                      1,458,827

      The following table sets forth the Plan's funded status:

                                                            December 31,
                                                     --------------------------
                                                        2006            2005
                                                     ----------      ----------

      Change in benefit obligation:
         Benefit obligation - beginning              $3,876,684      $3,479,916
             Service cost                               172,482         171,847
             Interest cost                              251,984         226,195
             Actuarial (gain) loss                      560,367            (260)
                 Annuity Payments                       (78,364)         (1,014)
                                                     ----------      ----------

         Benefit obligation - ending                 $4,783,153      $3,876,684
                                                     ==========      ==========

      Change in plan assets:
         Fair value of assets - beginning            $3,082,188      $2,890,896
             Actual return on plan assets               311,074         192,306
                 Annuity Payments                       (78,364)         (1,014)
             Contributions                              528,291              --
                                                     ----------      ----------

         Fair value of assets - ending               $3,843,189      $3,082,188
                                                     ==========      ==========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

                                                                                December 31,
                                                                        ----------------------------
                                                                           2006              2005
                                                                        -----------      -----------
      Reconciliation of funded status:
           Accumulated benefit obligation                               $(4,158,078)     $(3,083,006)
                                                                        ===========      ===========

           Projected benefit obligation                                 $(4,783,153)     $(3,876,684)
           Fair value of assets                                           3,843,189        3,082,188
                                                                        -----------      -----------

           Funded status at year end                                    $  (939,964)     $  (794,496)
                                                                        ===========      ===========

      Valuation assumptions:
           Discount rate                                                       6.25%            6.50%
           Rate of return on long-term assets                                  6.00%            6.00%

                                                                           Years Ended December 31,
                                                                        ----------------------------
                                                                            2006             2005
                                                                        -----------      -----------
      Net periodic pension expense:
           Service cost                                                 $   172,482      $   171,847
           Interest cost                                                    251,984          226,195
           Expected return on assets                                       (184,931)        (192,306)
           Amortization of unrecognized transition (asset)                   51,203           62,599
           Amortization of unrecognized net loss                                 --           18,852
                                                                        -----------      -----------

             Total Net Periodic Pension Expense Included in Salaries
                and Employee Benefits                                   $   290,738      $   287,187
                                                                        ===========      ===========

      Valuation assumptions:
           Discount rate                                                       6.25%            6.50%
           Rate of return on long-term assets                                  6.00%            6.00%
           Rate of compensation increase                                       3.00%            5.00%


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

Note 11 - Benefit Plans (Continued)

Postretirement Benefits

     The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan's funded status and the components of net postretirement benefit cost:

                                                                                  December 31,
                                                                           ------------------------
                                                                              2006           2005
                                                                           ---------      ---------
      Changes in benefit obligations:
         Benefit obligation - beginning                                    $(175,929)     $(148,828)
         Interest cost                                                       (12,315)       (10,418)
         Unrecognized net loss amortization                                  (73,788)       (42,460)
           Premiums/Claims paid                                               20,438         25,777
           Life insurance                                                    (42,812)            --
                                                                           ---------      ---------

         Benefit obligation - ending                                       $(284,406)     $(175,929)
                                                                           =========      =========

      Reconciliation of funded status:
         Accumulated benefit obligation                                    $(284,406)     $(175,929)
                                                                           ---------      ---------
      Postretirement benefit obligation                                    $(284,406)     $(175,929)
                                                                           =========      =========

                                                                           Years Ended December 31,
                                                                           ------------------------
                                                                              2006           2005
                                                                           ---------      ---------
      Net periodic expense:
         Unrecognized net loss amortization                                $   4,025      $      --
         Interest cost on accumulated postretirement benefit obligation       12,315         10,148
         Amortization of unrecognized transition obligation                   17,167         17,167
                                                                           ---------      ---------

      Net postretirement benefit cost included in salaries and
         employee benefits                                                 $  33,507      $  27,315
                                                                           =========      =========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

      The Plan is unfunded. It is estimated that contributions of approximately $23,000 will be made during the year ending December 31, 2007. Expected benefit payments under the Plan are as follows:

                Year Ended December 31,
                   2007                             $22,778
                   2008                              23,669
                   2009                              24,205
                   2010                              24,350
                   2011                              24,197
                   2012-2016                        108,581

      At and for the years ended December 31, 2006 and 2005, a medical cost trend rate of 6.5% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2006 and 2005, by $16,000 and $9,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2006 and 2005 by $0 and $700, respectively.

Supplemental Employee Retirement Plan ("SERP")

      The Association provides an unfunded SERP for its former and present executive officers. The SERP obligation, which was discounted at 5.5 to
      6.6 percent and totaled $748,000 was recorded and included in other liabilities as of December 31, 2005. At December 31, 2006, after adoption of SFAS No. 158, the entire obligation of $834,000 was included in other liabilities and $31,000, net of $54,000 tax benefit, was recorded in other comprehensive loss. Expense for the years ended December 31, 2006 and 2005 were $72,000 and $44,000, respectively.

Retirement Plan for Directors

      The Association maintains a non-tax qualified Retirement Plan for Directors that provides both outside directors who retire after five years of service on the Board and attainment of age 65, and non-employee directors who were previously employee-directors who retire after at least eighteen months of service as a non-employee director, with an annual retirement benefit equal to sixty percent of the director's annual fees in the director's last year of service on the Board, plus sixty percent of the director's annual retainer paid during the director's last year of service on the Board, payable in monthly installments over a period of 60 months. In the event of the director's death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director's death while receiving benefits but before all benefits have been paid to the director, the director's surviving spouse will receive the remaining benefit payments due. If the surviving spouse dies prior to receiving the remaining payments, all obligations of the Association to the director or spouse will terminate. Accrued retirement plan liability at December 31, 2005 was $134,000. At December 31, 2006, after adoption of SFAS No. 158, the entire obligation of $293,000 was included in other liabilities and $11,000, net of $29,000 tax benefit, was recorded in other comprehensive loss. Expenses for the years ended December 31, 2006 and 2005, were $106,000 and $30,000, respectively. Accrued retirement plan liability at December 31, 2006 and 2005 was $293,000 and $134,000, respectively, which is included in Other Liabilities.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

ESOP

      The Company has established an ESOP for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February 2005 and March 2006 stock dividend) of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan
      and  are  held  in  a  suspense   account  for  future   allocation  among
      participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2006 and 2005, the Association made cash contributions of $57,000 to the ESOP, of which $22,000 and $21,000, respectively, was applied to loan principal. At December 31, 2006 and 2005, the loan had an outstanding balance of $626,000 and $648,000, respectively.

      The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of stockholders' equity. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $42,000 and $43,000 for the years ended December 31, 2006 and 2005, respectively, which is included in salary and employee benefits.

      The ESOP shares are summarized as follows:

                                                                December 31,
                                                            --------    --------
                                                              2006        2005
                                                            --------    --------

      Unearned shares                                         88,183      84,951
      Shares committed to be released                             --       4,198
      Shares released                                         15,697       6,573
      Shares distributed                                       1,414          --
                                                            --------    --------
                                                             105,294      95,722
                                                            ========    ========

      Fair value of unearned shares                         $670,191    $743,321
                                                            ========    ========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

      Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder. On November 19, 2004, the Company awarded 35,659 shares (adjusted for the 2005 and 2006 stock dividends) of its common stock to officers and 20,059 shares (adjusted for the 2005 and 2006 stock dividends) of common stock to directors. At December 31, 2006, 8,106 Stock Awards to officers and 6,839 Stock Awards to the directors were vested. At December 31, 2005, 4,053 Stock Awards to officers and 2,280 Stock Awards to the directors were vested. During the years ended December 31, 2006 and 2005, approximately $92,000 and $76,000 in expenses related to the Restricted Stock Awards were recorded. The amount of expense recorded for the Restricted Stock Awards is based upon the number of shares awarded, the market price of the Company's common stock at the grant date ($9.71 per share) (adjusted for the 2005 and 2006 stock dividends) and the period over which the Restricted Stock Awards are earned (96 months).

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

      On November 19, 2004, options to purchase 139,735 shares (adjusted for the 2005 and 2006 stock dividends) of Company common stock were granted, which include non-incentive stock options to non-employee directors and incentive stock options to officers and employees. The options granted, none of which were exercised or forfeited during the year ended December 31, 2006 are summarized as follows:

                                             Weighted Average                                Weighted    Weighted Average
                                                Remaining                                     Average        Remaining
          Non-                                 Contractual                      Exercise     Exercise       Contractual
       Incentive    Incentive      Total      Life in Years     Exercisable      Price         Price       Life in Years
      -----------  -------------------------------------------------------------------------------------------------------
         64,280       75,455      139,735          5.9             38,079         $9.71        $9.71             7.9

      The Company, adopted SFAS No. 123R, using the modified prospective transition method, beginning on January 1, 2006 and recognized compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during 2004, which have an exercise price equal to the market price of the Company's common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

            Weighted average grant-date fair value per share               $4.05
            Expected common stock dividend yield                           0.00%
            Expected volatility                                           31.54%
            Expected option life                                      7.25 years
            Risk-free interest rate                                        3.91%


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 11 - Benefit Plans (Continued)

      During the year ended December 31, 2006, the Company recorded $82,000 for stock option expense.

      The following table illustrates the impact of share-based compensation on reported amounts:

                                             Year Ended December 31, 2006
                                            ------------------------------
                                                              Impact of
                                                             Share-Based
                                                             Compensation
                                             As Reported       Expense
                                            ------------------------------

          Net Income                           $194,651        $ 63,047

          Earnings per Share:

                 Basic                         $   0.07        $   0.03

                 Diluted                       $   0.07        $   0.03

      A summary of the Company's stock option activity and related information for its option plans for the years ended December 31, 2006, and 2005 was as follows:

                                              2006                  2005
                                       -----------------------------------------
                                                  Weighted              Weighted
                                                  Average               Average
                                                  Exercise              Exercise
                                       Options     Price     Options     Price
                                       -------    --------   -------    --------

Outstanding - Beginning                139,745    $  9.71    139,745    $  9.71

   Granted                                  --         --         --         --

   Exercised                                --         --         --         --

   Forfeited                                --         --         --         --

Outstanding  - Ending                  139,745    $  9.71    139,745    $  9.71

Exercisable - Ending                    38,079    $  9.71     17,468    $  9.71

Fair Value of Options                             $  4.05               $  4.05


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

      A summary of the status of the Company's nonvested options as of December 31, 2006 and changes during the year ended December 31, 2006, is presented below:

                                                                      Weighted
                                                                      Average
                                                                     Grant Date
                                                       Options       Fair Value
                                                      ---------     ------------
Nonvested at beginning of the year                     122,268        $   4.05

       Granted                                              --              --

       Vested                                          (20,611)       $   4.05

       Forfeited                                            --              --

Nonvested at end of year                               101,666        $   4.05

      Expected future compensation expense relating to the 101,666 nonvested options outstanding as of December 31, 2006 is $403,000 over a weighted-average period of 6 years.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2006, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,182,000 and $5,250,000, respectively. New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

The components of income taxes are summarized as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2006           2005
                                                        ---------      ---------

      Current income tax expense:
           Federal                                      $ 178,408      $ 150,828
           State and city                                  50,425         44,422
                                                        ---------      ---------

                                                          228,833        195,250
                                                        ---------      ---------

      Deferred income tax expense (benefit):
           Federal                                       (123,571)        60,061
           State and city                                   5,208         24,222
                                                        ---------      ---------

                                                         (118,363)        84,283
                                                        ---------      ---------

                                                        $ 110,470      $ 279,533
                                                        =========      =========

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated income before income taxes:

                                                                              Years Ended December 31,
                                                                              ---------      ---------
                                                                                 2006           2005
                                                                              ---------      ---------
      Federal income tax expense                                              $ 103,741      $ 220,190
      Increases (decreases) in income taxes resulting from:
           New York State and City taxes, net of federal income tax effect       38,510         45,305
             BOLI income and other non-taxable items                            (33,812)        (2,459)
           Other items                                                            2,031         16,497
                                                                              ---------      ---------

             Income Tax Expense                                               $ 110,470      $ 279,533
                                                                              =========      =========

             Effective Income Tax Rate                                            36.21%         43.16%
                                                                              =========      =========


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

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                           December 31,
                                                                     ----------    ----------
                                                                        2006          2005
                                                                     ----------    ----------
      Deferred income tax assets:
         Allowance for loan losses                                   $   68,118    $   75,935
         Depreciation                                                    13,472        39,450
         Deferred compensation                                          424,122       306,149
           Benefit plans                                                594,696            --
         Other                                                            3,627         5,354
                                                                     ----------    ----------

                                                                      1,104,035       426,888

      Deferred income tax liabilities:
         Benefit plans                                                       --       306,834
                                                                     ----------    ----------

           Net Deferred Income Tax Asset Included in Other Assets    $1,104,035    $  120,054
                                                                     ==========    ==========

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

Note 13 - Commitments (Continued)

The Association has outstanding various commitments to originate or purchase loans as follows:

                                                             December 31,
                                                      --------------------------
                                                          2006           2005
                                                      -----------    -----------

      Mortgage loans                                  $   879,000    $ 2,684,000
      Construction loans in process                     6,779,000      7,794,000
      Secured credit cards                                191,000        196,000
      Construction loans                                  675,000      1,500,000
      Purchase of multi-family loans                      900,000        600,000
                                                      -----------    -----------

                                                      $ 9,424,000    $12,774,000
                                                      ===========    ===========

At December 31, 2006, the outstanding mortgage loan commitments included $879,000 for fixed rates with interest rates ranging from 6.25% to 6.50%. Other loan commitments included commitments to purchase a $675,000 construction loan with an adjustable rate with an initial rate of prime plus one percent, and to purchase $900,000 of residential and non-residential loans, with fixed rates with an interest rates ranging from 6.25% to 7.00%.

At December 31, 2005, the outstanding mortgage loan commitments included $2,684,000 for fixed rates with interest rates ranging from 6.00% to 7.00% and a commitment to originate a $1,500,000 construction loan and to purchase a $600,000 multi-family loan, both with adjustable rates with an initial rate of prime plus two.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $102,000 and $162,000 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

            Year Ended December 31,
                 2007                           $ 90,600
                 2008                             91,800
                 2009                             93,000
                 2010                             94,200
                 2011                             95,400
                 Thereafter                      444,000

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

Loan Commitments

      The fair value of commitments to originate loans and to fund unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitments, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13 to financial statements.


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 15 - Estimated Fair Value of Financial Instruments (Continued)

The carrying values and estimated fair values of financial instruments are as follows:

                                                                    December 31,
                                                  ------------------------------------------------
                                                           2006                      2005
                                                  ----------------------    ----------------------
                                                               Estimated                 Estimated
                                                   Carrying      Fair        Carrying      Fair
                                                    Amount       Value        Amount       Value
                                                  ---------    ---------    ---------    ---------
                                                                  (In Thousands)
Financial assets:
   Cash and cash equivalents                      $   4,007    $   4,007    $   4,911    $   4,911
   Investment securities held to maturity             6,990        6,859        7,809        7,692
   Mortgage-backed securities held to maturity       26,727       26,362       25,633       25,328
   Loans receivable                                 106,230      105,665       96,591       96,085
   Accrued interest receivable                          737          737          655          655

Financial liabilities:
   Deposits                                         105,641      106,350      109,218      110,093
   Advances from FHLB                                30,487       30,222       16,969       16,790

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

Note 16 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2006 and 2005.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                            December 31,
                                                                    ---------------------------
                                                                        2006            2005
                                                                    -----------     -----------
                                           Assets
      Cash and cash equivalents                                     $   209,804     $   163,492
      Investment in the Association                                  14,169,466      15,220,262
      ESOP loan receivable                                              626,119         648,358
      Other assets                                                       54,450          17,321
                                                                    -----------     -----------

             Total Assets                                           $15,059,839     $16,049,433
                                                                    ===========     ===========

                            Liabilities and Stockholders' Equity
      Liabilities
      Other liabilities                                             $    13,662     $    16,811
      Stockholders' equity                                           15,046,177      16,032,622
                                                                    -----------     -----------

             Total Liabilities and Stockholders' Equity             $15,059,839     $16,049,433
                                                                    ===========     ===========

                               CONDENSED STATEMENTS OF INCOME

                                                                      Years Ended December 31,
                                                                    ---------------------------
                                                                        2006            2005
                                                                    -----------     -----------
      Interest income                                               $    41,659     $    45,723
      Dividends from Association                                        300,000              --
      Undistributed earnings of Association                             (62,764)        414,824
                                                                    -----------     -----------

                                                                        278,895         460,547

      Non-interest expenses                                              92,204          98,626
                                                                    -----------     -----------

             Income before Income Taxes                                 186,691         361,921

      Income taxes expense (benefit)                                     (7,960)         (6,163)
                                                                    -----------     -----------

             Net Income                                             $   194,651     $   368,084
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

Note 16 - Parent Only Financial Information (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                        2006           2005
                                                                     ---------      ---------
      Cash Flows from Operating Activities
           Net income                                                $ 194,651      $ 368,084
           Undistributed earnings of Association                        62,764       (414,824)
           Increase in other assets                                    (37,129)       (16,571)
           (Decrease) increase in other liabilities                     (3,149)         7,898
                                                                     ---------      ---------

             Net Cash Provided by (Used in) Operating Activities       217,137        (55,413)
                                                                     ---------      ---------

      Cash Flows from Investing Activities
           Net decrease in loan receivable from ESOP                    22,239         21,057
           Purchase of treasury stock                                 (190,060)      (104,865)
           Cash dividends paid in lieu fractional shares                (3,004)        (3,680)
                                                                     ---------      ---------

             Net Cash Used in Investing Activities                    (170,825)       (87,488)
                                                                     ---------      ---------

             Net Increase (Decrease) in Cash and Cash Equivalents       46,312       (142,901)

      Cash and Cash Equivalents - Beginning                            163,492        306,393
                                                                     ---------      ---------

      Cash and Cash Equivalents - Ending                             $ 209,804      $ 163,492
                                                                     =========      =========

      Supplementary Disclosure of Noncash Activities
           Issuance of treasury stock to MRP                         $      --      $ 541,159
                                                                     =========      =========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 17 - Quarterly Financial Data (Unaudited)

                                                          Year Ended December 31, 2006
                                                  ---------------------------------------------
                                                   First       Second       Third       Fourth
                                                  Quarter      Quarter     Quarter      Quarter
                                                  --------    --------     --------    --------
                                                      (In Thousands, Except Per Share Data)
Interest income                                   $  2,072    $  2,141     $  2,277    $  2,282
Interest expense                                       767         851          973       1,029
                                                  --------    --------     --------    --------

       Net Interest Income                           1,305       1,290        1,304       1,253

Provision for loan losses                               10          38            1          --
                                                  --------    --------     --------    --------

       Net Interest Income after Provision
          for Loan Losses                            1,295       1,252        1,303       1,253

Non-interest income                                     92          78           76         105
Non-interest expenses                                1,321       1,326        1,231       1,271
                                                  --------    --------     --------    --------

       Income before Income Taxes                       66           4          148          87

Income taxes                                            23           8           50          29
                                                  --------    --------     --------    --------

       Net Income (Loss)                          $     43    $     (4)    $     98    $     58
                                                  ========    ========     ========    ========

Net income per common share, basic and diluted    $   0.02    $     --     $   0.04    $   0.02
                                                  ========    ========     ========    ========


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 17 - Quarterly Financial Data (Unaudited) (Continued)

                                                            Year Ended December 31, 2005
                                                  ------------------------------------------------
                                                    First       Second        Third       Fourth
                                                   Quarter      Quarter      Quarter      Quarter
                                                  ---------    ---------    ---------    ---------
                                                       (In Thousands, Except Per Share Data)
Interest income                                   $   1,850    $   1,896    $   1,928    $   2,034
Interest expense                                        461          521          558          679
                                                  ---------    ---------    ---------    ---------

       Net Interest Income                            1,389        1,375        1,370        1,355

Provision for loan losses                                 7            4            8            1
                                                  ---------    ---------    ---------    ---------

       Net Interest Income after Provision
          for Loan Losses                             1,382        1,371        1,362        1,354

Non-interest income                                      55           50           51           55
Non-interest expenses                                 1,253        1,271        1,243        1,266
                                                  ---------    ---------    ---------    ---------

       Income before Income Taxes                       184          150          170          143

Income taxes                                             81           64           70           64
                                                  ---------    ---------    ---------    ---------

       Net Income                                 $     103    $      86    $     100    $      79
                                                  =========    =========    =========    =========

Net income per common share, basic and diluted    $    0.04    $    0.03    $    0.04    $    0.03
                                                  =========    =========    =========    =========

Note 18 - Recent Accounting Pronouncements

FIN 48

In July 2006, the FASB issued interpretation No. 48,"Accounting for Uncertainty in Income Taxes". The interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company's consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Specifically, the pronouncement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this new pronouncement on its consolidated financial statements.

FAS 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for


--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of adopting SFAS Statement No. 157 on its consolidated financial position, results of operations and cash flows.

SAB 108

On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 ("SAB108"). SAB 108 provides interpretive guidance on how the effect of the carryover or reversal of prior-year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations.

EITF 06-4

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar lift insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The disclosures are required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Company is currently evaluating the potential impact, if any, of adopting EITF No. 06-4 on its consolidated financial position, results of operations and cash flows.

Note 19 - Subsequent Event

Mr. Anthony J. Monteverdi, former President and Chief Executive Officer, and Director of the Company, died on February 28, 2007. Mr. Monteverdi's stock options and restricted stock awards vest immediately upon his death and the remaining expense for the non-vested portion must be recorded. The Association also carried Key Man Insurance and expects the proceeds from the insurance carrier. The net effect of these transactions is estimated to be income of approximately $296,000.


--------------------------------------------------------------------------------
                                       42