Form 10KSB, Exhibit 13
period 2007-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2008-03-31
CIK 1243496

EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS

Selected Consolidated Financial Information And Other Data

      The  following  information  is  derived  from  the  audited  consolidated financial statements of Flatbush Federal Bancorp, Inc. For additional information about Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association, a more detailed presentation is made in the "Management's Discussion and Analysis," the Consolidated Financial Statements of Flatbush Federal Bancorp, Inc. and other related notes included in this Annual Report.

Selected Financial Condition Data:                            At December 31,
                                                        ------------------------
(In thousands)                                               2007           2006
                                                        ------------------------

Total assets                                            $ 148,839      $ 154,383
Loans receivable, net (1)                                 101,483        106,230
Investment securities (2)                                   6,491          6,990
Mortgage-backed securities (2)                             25,351         26,727
Cash and cash equivalents                                   4,968          4,007
Deposits                                                  102,672        105,641
Other borrowings                                           28,252         30,487
Stockholders' equity - substantially restricted            15,562         15,046

--------------------

(1)   Net of allowance for loan losses and deferred loan fees

(2) Investment securities and mortgage-backed securities are classified as held to maturity

                                                           For the Years Ended
Selected Operating Data:                                       December 31,
                                                        ------------------------
(In thousands, except per share data)                        2007           2006
                                                        ------------------------

Total interest income                                   $   8,990      $   8,773
Total interest expense                                      4,360          3,620
                                                        ------------------------
     Net interest income                                    4,630          5,153
Provision for  loan losses                                      2             49

Non-interest income                                           798            351
Non-interest expense                                        5,509          5,150
Income taxes                                                 (172)           110
                                                        ------------------------
Net income                                              $      89      $     195
                                                        ========================

Net income per share                                    $    0.03      $    0.07
                                                        =========      =========

Selected Financial Ratios and Other Data:

                                                            At or for the Years
                                                             Ended December 31,
                                                           ---------------------
                                                             2007           2006
                                                           ---------------------
Performance Ratios:

Return on  average assets (1)                               0.06%          0.12%
Return on  average equity                                   0.57%          1.21%
Net yield on average interest-earning assets                6.31%          6.22%
Net interest rate spread (2)                                2.97%          3.41%
Net interest margin (3)                                     3.25%          3.65%
Average interest-earning assets to average interest-
 bearing liabilities                                        1.09x          1.09x

Capital Ratios:
Average stockholders equity to average assets              10.19%         10.59%
Tier 1 core ratio (to adjusted total assets)               10.74%         10.01%
Total risk-based capital ratio                             20.93%         19.58%

Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding        0.20%          0.19%
Non-performing loans to total assets                        0.05%          0.05%

Other Data:
Number of full-service offices                                  3              3

------------------
(1)   Ratio of net income to average total assets.

(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)   Net interest income divided by average interest-earning assets.

                      Management's Discussion and Analysis

      Flatbush Federal Bancorp, Inc. (the "Company") is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association. The Company's principal asset is its investment in Flatbush Federal Savings & Loan Association. The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. Following the reorganization, the Company issued a 10% stock dividend on April 25, 2005, and a 10% stock dividend on March 29, 2006 increasing the number of outstanding shares of common stock to shareholders to 1,260,389 and 1,484,208 to its mutual holding company parent. At December 31, 2007, Flatbush Federal Bancorp, Inc. had consolidated assets of $148.8 million, deposits of $102.7 million and shareholders' equity of $15.6 million.

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

Critical Accounting Policies

      The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The Company considers allowance for loan losses and deferred income taxes to be critical accounting policies.

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

The analysis has two components, specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. The Company also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves established which could have a material negative effect on the Company's financial results.

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

Comparison of Financial Condition at December 31, 2007 and 2006

      The Company's total assets at December 31, 2007 were $148.8 million compared to $154.4 million at December 31, 2006, a decrease of $5.6 million, or 3.6%. Loans receivable decreased $4.7 million, or 4.4%, to $101.5 million at December 31, 2007 from $106.2 million at December 31, 2006. In addition, mortgage-backed securities decreased $1.3 million, or 4.9%, to $25.4 million at December 31, 2007 from $26.7 million as of December 31, 2006. Investment securities decreased $500,000, or 7.1%, to $6.5 million at December 31, 2007 from $7.0 million at December 31, 2006. As a partial offset, cash and cash equivalents increased $1.0 million, or 25.0%, to $5.0 million at December 31, 2007 from $4.0 million at December 31, 2006.

      Total deposits decreased $2.9 million, or 2.7%, to $102.7 million at December 31, 2007 from $105.6 million at December 31, 2006. Deposit outflow was partially attributed to depositors seeking higher deposit rates from competing financial institutions. Borrowings from the Federal Home Loan Bank of New York decreased $2.2 million, or 7.2%, to $28.3 million at December 31, 2007 from $30.5 million at December 31, 2006. The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

      Total stockholders' equity increased $516,000 to $15.6 million at December 31, 2007 from $15.0 million at December 31, 2006. The increase to stockholders' equity reflects net income of $89,000, amortization of $35,000 of unearned ESOP shares, amortization of $176,000 of restricted stock awards for the Company's Stock-Based Incentive Program, (the "Plan"), amortization of $194,000 of stock option awards and a decrease of $145,000 of accumulated other comprehensive loss. This was partially offset by $124,000 of purchases of shares under the stock repurchase program.

      The Company adopted the Plan on November 19, 2004 following the approval of the stockholders. Inclusive of stock dividends, the Plan authorized 50,662 shares of restricted stock to be distributed to directors and officers as an incentive to share in the growth and performance of the

Company. The Company implemented a buyback program to acquire such shares. As of December 31, 2006, all of the authorized shares were acquired.

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

      On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company's outstanding shares of common stock. This repurchase program was completed on December 7, 2007. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company's outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2007, a total of 55,060 shares have been acquired at a weighted average price of $7.60 per share pursuant to both stock repurchase programs.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

      General. Net income decreased by $106,000, or 54.4%, to $89,000 for the year ended December 31, 2007 from $195,000 for the year ended December 31, 2006. Higher costs of deposits and borrowings, partially offset by higher yields on interest earning assets, caused the Company's net interest margin to decline by 40 basis points from 3.65% in 2006 to 3.25% in 2007. Further, as the Company experienced a deposit outflow in savings and club accounts, such liabilities were shifted to certificates of deposits at a higher cost.

      Interest Income. Interest income increased by $217,000 or 2.5%, to $9.0 million for the year ended December 31, 2007 from $8.8 million for the year ended December 31, 2006. The increase in interest income resulted from increases of $243,000 from loans receivable, $44,000 from investment securities, and $22,000 from other interest earning assets, partially offset by decreases of $92,000 in mortgage-backed securities. In addition, the increase in interest income was attributable to a nine basis point increase in the average yield on interest earning assets to 6.31% for the year ended December 31, 2007 from 6.22% for the year ended December 31, 2006. In addition, the average balance of interest earning assets increased to $142.4 million for the year ended December 31, 2007 from $141.0 million for the year ended December 31, 2006.

      Interest income on loans receivable increased $243,000, or 3.6%, to $6.9 million for the year ended December 31, 2007 from $6.7 million for the comparable period in 2006. The increase resulted from a higher average yield of 6.64% on an average balance of $104.0 million for the year ended December 31, 2007, from 6.52% on an average balance of $102.2 million for the year ended December 31, 2006.

      Interest income from mortgage-backed securities decreased $92,000, or 6.0%, to $1.5 million for the year ended December 31, 2007 from $1.5 million for the year ended December 31, 2006. This decrease reflects a $1.0 million decrease in the average balance of mortgage-backed securities to $26.5 million for the year ended December 31, 2007 from $27.5 million for the same period in 2006. In addition, the average yield decreased by 12 basis points to 5.49% for the year ended December 31, 2007 from 5.61% for the year ended December 31, 2006.

      Interest income from investment securities increased $44,000, or 10.2%, to $477,000 for the year ended December 31, 2007 from $432,000 for the year ended December 31, 2006. The increase resulted from an increase of 56 basis points to 5.63% in the average yield for the year ended December 31, 2007 from 5.07% in the average yield for the year ended December 31, 2006. This increase was partially offset by a decrease of $51,000 in the average balance in investment securities to $8.5 million for the year ended December 31, 2007 from an average balance of $8.5 million for the year ended December 31, 2006.

      Interest income on other interest-earning assets, primarily interest-earning deposits, and federal funds sold, increased $22,000, or 16.1%, to $159,000 for the year ended December 31, 2007 from $137,000 for the year ended December 31, 2006. The increase was attributable to the higher average balance of $3.5 million for the year ended December 31, 2007 from $2.8 million for the year ended December 31, 2006, an increase of $700,000. However, as a partial offset, the average yield on other interest earning assets decreased to 4.56% for the year ended December 31, 2007 from 4.87% for the year ended December 31, 2006.

      Interest Expense. Total interest expense increased $740,000, or 20.4%, to $4.4 million for the year ended December 31, 2007 from $3.6 million for the year ended December 31, 2006. The increase in interest expense resulted from an increase of 55 basis points in the average cost of deposits to 2.85% for the year ended December 31, 2007 from 2.30% for the year ended December 31, 2006. In addition, the increase in interest expense resulted from a $4.2 million increase in the average balance of Federal Home Loan Bank of New York advances to $29.5 million, with an average cost of 5.03%, for the year ended December 31, 2007 compared to $25.3 million and 4.88% for the year ended December 31, 2006. The increase in interest expense was partially offset by a decrease in the average balance of interest-bearing deposits by $2.5 million to $101.1 million for the year ended December 31, 2007 from $103.6 million for the year ended December 31, 2006. The average balance of certificates of deposit increased by $2.6 million to $64.1 million with an average cost of 4.29% in 2007, as compared with an average balance of $61.5 million with an average cost of 3.64% in 2006. The average balance for savings and club accounts decreased by $4.8 million to $36.6 million with an average cost of 0.35% in 2007, as compared to $41.4 million with an average cost of 0.34% in 2006. The average balance of interest-bearing demand deposits increased to $264,000 with an average cost of 0.36% in 2007 from $755,000 with an average cost of 0.31% in 2006.

      Net Interest Income. Net interest income decreased $522,000, or 10.1%, to $4.6 million for 2007 from $5.2 million for 2006. The Company's interest rate spread decreased by 44 basis points to 2.97% in 2007 from 3.41% in 2006. Additionally, the Company's interest margin decreased by 40 basis points to 3.25% in 2007 from 3.65% in 2006.

      Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, management made a provision of $2,000 for the year ended December 31, 2007, as compared to a provision of $49,000 for the year ended December 31, 2006. For the year ended December 31, 2006, the provision for loan losses was established to address probable and estimable losses in the SBA loan portfolio as well as inherent losses that are probable and estimable in the larger loan portfolio. For the same period during 2007, loans receivable decreased $4.7 million, which includes a decrease in construction loans of $6.9 million and SBA loans of $111,000. Management used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $202,000, or 0.20%, of loans outstanding at December 31, 2007, as compared with $200,000, or 0.19% of loans outstanding at December 31, 2006. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

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

      Non-Interest Income. Non-interest income increased by $446,000, or 126.7%, to $798,000 in 2007 from $352,000 in 2006. The increase was predominantly attributable to the proceeds of $500,000 from a life insurance policy the Association owned on the life of the Company's former Chief Executive Officer and President, Anthony J. Monteverdi who passed away during 2007 and a $4,000 increase in miscellaneous fees. This increase was partially offset by decreases of $37,000 from fees and service charges and $21,000 of BOLI investment income. In 2007, the Company experienced diminished activity in fee generating transactions, such as ATM, loan prepayment and other transaction fees resulting in a decrease of $37,000 in fees and service charges.

      Non-Interest Expense. Non-interest expense increased by $359,000 to $5.5 million in 2007 from $5.1 million in 2006. The increase was caused primarily by increases in salary and employee benefits to $3.0 million in 2007 from $2.9 million, director's compensation to $471,000 in 2007 from $397,000 in 2006, professional fees to $350,000 from $165,000, and other non-interest expenses to $502,000 from $487,000. Salary and employee benefits increased $139,000, or 4.8%, to $3.0 million for the year ended December 31, 2007, from $2.9 million for the same period in 2006. The increase to salary and employee benefits, which was primarily due to the implementation of a voluntary separation program and reduction in force program that resulted in a one-time expense of $453,000, was partially offset by the reduction in employee pension expense as a result of an amendment, effective May 1, 2007, to the Flatbush Federal Savings and Loan Defined Benefit Pension Plan. Director's compensation increased $74,000, or 18.6%, to $471,000 for the year ended December 31, 2007 from $397,000 for the same period in 2006. The increase in director's expense included the one-time accrual of $221,000 for the accelerated vesting of stock options and restricted stock due to the death of Mr. Monteverdi, as well as a one time accrual of $35,000 for the accelerated vesting of stock options and restricted stock due to the retirement of director John F. Antoniello. This increase was partially offset by a decrease in director's fees of $27,000 due to the net reduction in board size from eight to six directors and a decrease in director pension expense of $74,000. Professional fees increased $185,000 to $350,000 for the year ended December 31, 2007, from 165,000 for the same period in 2006, primarily due to the additional legal services required for the amended pension plan and the voluntary separation plan, as well as other normal banking operations, and additional accounting fees for compliance with Section 404 of the Sarbanes-Oxley Act. As a partial offset, net occupancy expense of premises decreased by $9,000 to $501,000 from $510,000, equipment expense decreased by $30,000 to $515,000 from $545,000 and other insurance premiums decreased by $16,000 to $151,000 from $167,000.

      Income Tax Expense. The provision for income taxes decreased $282,000 to a tax benefit of $172,000 in 2007 from a tax expense of $110,000 in 2006. The decrease in the income tax expense is primarily due to the loss before taxes of $83,000 in 2007 compared with income before taxes of $305,000 in 2006.

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

                                                                                         Years Ended December 31,
                                                                --------------------------------------------------------------------
                                          At December 31, 2007                   2007                               2006
                                          --------------------  --------------------------------   ---------------------------------
                                                                  Average      Interest               Average     Interest
                                          Outstanding   Yield/  Outstanding     Earned/   Yield/   Outstanding     Earned/    Yield/
                                            Balance      Rate     Balance        Paid      Rate      Balance        Paid       Rate
                                          -----------   ------  -----------    --------   ------   -----------    --------    ------
                                                                           (Dollars in thousands)
Interest-earning assets:
 Loans receivable(1) ...................    $101,483     6.36%    $103,981     $  6,902    6.64%     $102,155     $  6,659     6.52%
 Mortgage-backed securities ............      25,351     5.17%      26,464        1,452    5.49%       27,495        1,544     5.61%
 Investment securities(2) (3) ..........       8,004     5.22%       8,471          477    5.63%        8,522          433     5.07%
 Other interest-earning assets.. .......       3,137     3.88%       3,488          159    4.56%        2,822          137     4.87%
                                            --------              --------     --------              --------     --------
   Total interest-earning assets .......     137,975     6.02%     142,404        8,990    6.31%      140,994        8,773     6.22%
                                                                               --------                           --------

Non-interest earning assets ............      10,864                10,733                             10,661
                                            --------              --------                           --------

   Total assets ........................    $148,839              $153,137                           $151,655
                                            ========              ========                           ========

Interest-bearing liabilities:
 NOW accounts ..........................    $    418     0.30%    $    491            2    0.36%     $    755            2     0.31%
 Savings and club ......................      34,693     0.34%      36,582          127    0.35%       41,353          141     0.34%
 Certificates of deposit ...............      63,725     4.38%      64,065        2,749    4.29%       61,506        2,240     3.64%
                                            --------              --------     --------              --------     --------
 Total interest-bearing deposits.. .....      98,836     2.94%     101,138        2,878    2.85%      103,614        2,383     2.30%
                                            --------              --------     --------              --------     --------

Federal Home Loan Bank
Advances ...............................      28,252     4.63%      29,460        1,482    5.03%       25,337        1,237     4.88%
                                            --------              --------     --------              --------     --------

Total interest-bearing Liabilities .....     127,088     3.32%     130,598        4,360    3.34%      128,951        3,620     2.81%
                                            --------              --------     --------              --------     --------

Non-interest bearing liabilities:
 Demand deposit ........................       3,836                 4,088                              4,438
 Other liabilities .....................       2,353                 2,849                              2,192
                                            --------              --------                           --------
Total non-interest-bearing
   Liabilities .........................       6,189                 6,937                              6,630
                                            --------              --------                           --------
  Total liabilities ....................     133,277               137,535                            135,581

Stockholders' Equity ...................      15,562                15,602                             16,074
                                            --------              --------                           --------
Total liabilities and equity ...........    $148,839              $153,137                           $151,655
                                            ========              ========                           ========
Net interest income ....................                                       $  4,630                           $  5,153
                                                                               ========                           ========
Interest rate spread(4) ................                 2.70%                             2.97%                               3.41%
Net interest-earning assets ............    $ 10,887              $ 11,806                           $ 12,043
                                            ========              ========                           ========
Net interest margin(5) .................                                                   3.25%                               3.65%
Ratio of interest earning assets
  to interest bearing liabilities ......                                          1.09x                              1.09x

---------------
(1)   Loans receivable are net of the allowance for loan losses.

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

                                                  Years Ended December 31,
                                              ---------------------------------
                                                         2007 vs. 2006
                                              ---------------------------------
                                              Increase/(Decrease)
                                                     Due to             Total
                                              --------------------     Increase
                                               Volume       Rate      (Decrease)
                                              -------      -------      -------
                                                         (In thousands)
Interest income:
  Loans receivable ......................     $   119      $   123      $   242
  Mortgage-backed securities ............         (59)         (33)         (92)
  Investment securities .................          (3)          48           45
  Other interest-earning assets .........          31           (9)          22
                                              ---------------------------------

   Total interest income ................          88          129          217
                                              ---------------------------------

Interest expense:
  Demand deposits .......................          --           --           --
  Passbook and club accounts ............         (16)           2          (14)
  Certificates of deposit ...............          96          413          509
  Federal Home Loan Bank advances .......         206           39          245
                                              ---------------------------------

   Total interest expense ...............         286          454          740
                                              ---------------------------------

Net interest income .....................     $  (198)     $  (325)     $  (523)
                                              =================================

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

      The Company has sought to manage its interest rate risk in order to minimize the exposure of earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, the Company has implemented the following strategies to manage its interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents; (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans and construction loans, and short-term fixed rate home equity loans. Cash and cash equivalents, deposits and borrowings from Federal Home Loan Bank may be used to fund loan commitments, investments and other general corporate purposes. By investing in short-term, liquid instruments, management believes the Company is better positioned to react to increases in market interest rates. However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments. Thus, during the recent sustained period of declining interest rates, the strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments. As a direct result of the 2003 reorganization, the Company's capital increased. This position provided management greater flexibility to manage interest rate risk.

      Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, the Company did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides the results of the interest rate sensitivity model, which is based on information provided to the Office of Thrift Supervision to estimate the sensitivity of the Company's net portfolio value.

      The table below sets forth, as of December 31, 2007 an interest rate sensitivity report of net portfolio value and the estimated changes in the net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

                                                                                   Net Portfolio Value as a Percentage
                                         Net Portfolio Value                       of Present Value of Assets
Change in                  ------------------------------------------------        ------------------------------------
Interest Rates             Estimated          Amount of          Percent of
(basis points)             NPV                Change             Change            NPV Ratio     Change in Basis Points
--------------             ---------          ---------          ----------        ---------     ----------------------
                                                           (Dollars in Thousands)
+300                        $11,493           $(7,930)             (41%)             8.04%               -454 bp
+200                        $14,469           $(4,954)             (26%)             9.84%               -274 bp
+100                        $17,295           $(2,128)             (11%)            11.45%               -113 bp
+50                         $18,489           $  (934)              (5%)            12.09%                 -48bp
0                           $19,423                                                 12.58%
-50                         $20,054           $   632                3%             12.88%                +30 bp
-100                        $20,416           $   993                5%             13.03%                +45 bp
-200                        $20,587           $ 1,164                6%             13.01%                +44 bp

      The table above indicates that at December 31, 2007, in the event of a 200 basis point decrease in interest rates, the Company would experience a 6% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, the Company would experience a 26% decrease in net portfolio value.

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

      Liquidity. The Company maintains liquid assets at levels considered adequate to meet its liquidity needs. The liquidity ratio averaged 5.07% for the year ended December 31, 2007. Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2007, cash and cash equivalents totaled $5.0 million.

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

      A significant portion of the Company's liquidity consists of cash and cash equivalents, which are a product of management's operating, investing and financing activities. At December 31, 2007, $5.0 million of assets were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2007, there were no short-term investment securities.

      Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $2.9 million to $102.7 million at December 31, 2007 from $105.6 million as of December 31, 2006.

      Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds. At December 31, 2007, the Company had $28.3 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $82.1 million.

      At December 31, 2007, the Company had outstanding commitments to originate loans of $3.5 million. At December 31, 2007, certificates of deposit scheduled to mature in less than one year totaled $47.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case. In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company's level of assets. Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

      The tables below set forth, as of December 31, 2007 outstanding loan commitments and maturities of certificates of deposits:

                          Schedule of Loan Commitments
                                ($ In thousands)

      One year or less                          $   3,513
      After one to three years                         --
      After three years                                --
                                                ---------
      Total                                     $   3,513

                Schedule of Maturities of Certificates of Deposit
                                ($ In thousands)

      One year or less                          $  48,018
      After one to three years                     10,150
      After three years                             5,557
                                                ---------
      Total                                     $  63,725

      At December 31, 2007, the minimum rental commitments under all noncancellable leases with initial or remaining terms of one year or more are as follows:

                         Schedule of Lease Commitments

      One year or less                          $  91,800
      After one to three years                    187,200
      After three years                           539,400
                                                ---------
      Total                                     $ 818,400

Impact of Inflation and Changing Prices

      The consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

                                   [BMC Logo]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.
Brooklyn, New York

      We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Defined Benefit and Other Postretirement Plans in 2006.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc, and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
March 25, 2008

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Financial Condition

                                                                                                    December 31,
                                                                                          --------------------------------
                                                                                               2007               2006
                                                                                          -------------      -------------
                                     Assets

   Cash and amounts due from depository institutions                                      $   1,830,973      $   2,399,344
   Interest-earning deposits in other banks                                                     686,607          1,007,542
   Federal funds sold                                                                         2,450,000            600,000
                                                                                          -------------      -------------

       Cash and Cash Equivalents                                                              4,967,580          4,006,886

   Investment securities held to maturity, fair value of $6,499,390 in 2007 and
      $6,859,114 in 2006                                                                      6,491,188          6,989,873
   Mortgage-backed securities held to maturity, fair value of $25,205,441 in 2007 and
      $26,361,595 in 2006                                                                    25,350,593         26,726,910
   Loans receivable, net of allowance for loan losses of $202,388 in 2007 and
      $200,347 in 2006                                                                      101,482,925        106,229,513
   Premises and equipment                                                                     2,778,177          2,901,521
   Federal Home Loan Bank of New York stock                                                   1,512,900          1,599,100
   Accrued interest receivable                                                                  698,270            736,524
   Bank owned life insurance                                                                  3,901,624          3,778,193
   Other assets                                                                               1,655,244          1,413,853
                                                                                          -------------      -------------

       Total Assets                                                                       $ 148,838,501      $ 154,382,373
                                                                                          =============      =============

                      Liabilities and Stockholders' Equity

LIABILITIES

   Deposits:
     Non-interest bearing                                                                 $   3,835,685      $   4,415,706
     Interest bearing                                                                        98,835,840        101,225,633
                                                                                          -------------      -------------
       Total Deposits                                                                       102,671,525        105,641,339
   Advances from Federal Home Loan Bank of New York                                          28,252,084         30,486,579
   Advance payments by borrowers for taxes and insurance                                        421,399            348,083
   Other liabilities                                                                          1,931,875          2,860,195
                                                                                          -------------      -------------

       Total Liabilities                                                                    133,276,883        139,336,196
                                                                                          -------------      -------------

COMMITMENTS AND CONTINGENCIES                                                                        --                 --

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 1,000,000 shares authorized;
      none issued and outstanding                                                                    --                 --
   Common stock, $0.01 par value; authorized 9,000,000 shares;
      issued 2,799,657 shares (2007 and 2006); outstanding (2007) 2,744,597 shares and (2006) 2,763,317 shares 27,998 27,998
   Paid-in capital                                                                           12,441,913         12,072,156
   Retained earnings                                                                          5,117,100          5,027,685
   Unearned employees' stock ownership plan (ESOP) shares                                      (548,605)          (583,479)
   Treasury stock, 55,060 and 36,340 shares, respectively                                      (418,650)          (294,925)
   Accumulated other comprehensive loss                                                      (1,058,138)        (1,203,258)
                                                                                          -------------      -------------

       Total Stockholders' Equity                                                            15,561,618         15,046,177
                                                                                          -------------      -------------

       Total Liabilities and Stockholders' Equity                                         $ 148,838,501      $ 154,382,373
                                                                                          =============      =============

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Income

                                                                 Years Ended December 31,
                                                               ----------------------------
                                                                   2007             2006
                                                               -----------      -----------
Interest Income
   Loans, including fees                                       $ 6,902,345      $ 6,659,019
   Investment securities held to maturity                          476,726          432,490
   Mortgage-backed securities held to maturity                   1,451,580        1,543,550
   Other interest-earning assets                                   159,144          137,449
                                                               -----------      -----------

       Total Interest Income                                     8,989,795        8,772,508
                                                               -----------      -----------

Interest Expense
   Deposits                                                      2,877,376        2,382,919
   Borrowings                                                    1,482,150        1,236,921
                                                               -----------      -----------

       Total Interest Expense                                    4,359,526        3,619,840
                                                               -----------      -----------

       Net Interest Income                                       4,630,269        5,152,668

Provision for Loan Losses                                            2,101           49,123
                                                               -----------      -----------

       Net Interest Income after Provision for Loan Losses       4,628,168        5,103,545
                                                               -----------      -----------

Non-Interest Income
   Fees and service charges                                        136,984          174,081
   Bank owned life insurance                                       149,981          170,840
   Life insurance proceeds                                         500,000               --
   Other                                                            10,815            6,605
                                                               -----------      -----------

       Total Non-Interest Income                                   797,780          351,526
                                                               -----------      -----------

Non-Interest Expense
   Salaries and employee benefits                                3,018,753        2,879,303
   Net occupancy expense of premises                               500,538          509,885
   Equipment                                                       514,739          544,764
   Directors' compensation                                         471,323          397,361
   Professional fees                                               349,799          164,557
   Other insurance premiums                                        151,336          167,188
   Other                                                           502,015          486,892
                                                               -----------      -----------

       Total Non-Interest Expense                                5,508,503        5,149,950
                                                               -----------      -----------

       Income (Loss) before Income Tax (Benefit)                   (82,555)         305,121

Income Tax (Benefit) Expense                                      (171,970)         110,470
                                                               -----------      -----------

       Net Income                                              $    89,415      $   194,651
                                                               ===========      ===========

Net Income per Common Share
   Basic and diluted                                           $      0.03      $      0.07
                                                               ===========      ===========

Weighted Average Number of Shares Outstanding
   Basic and Diluted                                             2,659,352        2,688,059
                                                               ===========      ===========

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007 and 2006


                                  Common       Paid-In        Retained    Unearned ESOP
                                   Stock       Capital        Earnings        Shares
                                 ---------   ------------   ------------  -------------
Balance - December 31, 2005      $  25,455   $ 10,207,185   $  6,988,292   $   (617,824)

    Net income                          --             --        194,651             --
    Adjustment to initially
       apply:
    FASB No. 123 (R)
    FASB No. 158, net of
       deferred income taxes
       of $865,617                      --       (465,621)            --             --
    Stock dividend (254,193
       shares)                       2,543      2,149,711     (2,155,258)            --
    Purchase of 24,940
       shares of treasury
       stock                            --             --             --             --
    Amortization of MRP                 --         91,535             --             --
     Stock Option expense               --         81,886             --             --
    ESOP shares committed to
       be released                      --          7,460             --         34,345
                                 ---------   ------------   ------------   ------------

Balance - December 31, 2006         27,998     12,072,156      5,027,685       (583,479)

    Comprehensive Income:
       Net income                       --             --         89,415             --
       Benefit Plans, net of
       deferred income taxes
       of $104,441                      --             --             --             --

    Comprehensive income

    Purchase of 18,720 shares
       of treasury stock                --             --             --             --
    Amortization of MRP                 --        175,873             --             --
    Stock Option expense                --        193,651             --             --
    ESOP shares committed to
       be released                      --            233             --         34,874
                                 ---------   ------------   ------------   ------------

Balance - December 31, 2007      $  27,998   $ 12,441,913   $  5,117,100   $   (548,605)
                                 =========   ============   ============   ============

                                                                 Accumulated
                                                                     Other
                                     Treasury       Unearned    Comprehensive
                                       Stock       MRP Shares        Loss              Total
                                   ------------   ------------  -------------      ------------
Balance - December 31, 2005        $   (104,865)  $   (465,621)  $         --      $ 16,032,622

    Net income                               --             --             --           194,651
    Adjustment to initially
       apply:
    FASB No. 123 (R)
    FASB No. 158, net of
       deferred income taxes
       of $865,617                           --        465,621     (1,203,258)       (1,203,258)
    Stock dividend (254,193
       shares)                               --             --             --            (3,004)
    Purchase of 24,940
       shares of treasury
       stock                           (190,060)            --             --          (190,060)
    Amortization of MRP                      --             --             --            91,535
     Stock Option expense                    --             --             --            81,886
    ESOP shares committed to
       be released                           --             --             --            41,805
                                   ------------   ------------   ------------      ------------

Balance - December 31, 2006            (294,925)            --     (1,203,258)       15,046,177

    Comprehensive Income:
       Net income                            --             --             --            89,415
       Benefit Plans, net of
       deferred income taxes
       of $104,441                           --             --        145,120           145,120
                                                                                   ------------
    Comprehensive income                                                                234,535
                                                                                   ------------
    Purchase of 18,720 shares
       of treasury stock               (123,725)            --             --          (123,725)
    Amortization of MRP                      --             --             --           175,873
    Stock Option expense                     --             --             --           193,651
    ESOP shares committed to
       be released                           --             --             --            35,107
                                   ------------   ------------   ------------      ------------

Balance - December 31, 2007        $   (418,650)  $         --   $ (1,058,138)     $ 15,561,618
                                   ============   ============   ============      ============

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

Flatbush Federal Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

                                                                                        Years Ended December 31,
                                                                                    ------------------------------
                                                                                        2007              2006
                                                                                    ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                       $     89,415      $    194,651
   Adjustments to reconcile net income to net cash used in
      operating activities:
      Depreciation and amortization of premises and equipment                            181,321           167,196
      Net amortization of premiums, discounts and deferred loan fees and costs           (49,421)         (245,072)
      Increase (decrease) deferred income taxes                                          164,924          (118,363)
      Provision for loan losses                                                            2,101            49,123
      ESOP shares committed to be released                                                35,107            41,805
      MRP amortization                                                                   175,873            91,535
             Stock option amortization                                                   193,651            81,886
      Decrease (increase) in accrued interest receivable                                  38,254           (81,780)
      Increase in cash surrender value of bank owned life insurance                     (123,431)         (170,840)
      (Increase) decrease in other assets                                               (510,756)          530,561
      Decrease in other liabilities                                                     (678,759)         (616,028)
                                                                                    ------------      ------------

         Net Cash Used in Operating Activities                                          (481,721)          (75,326)
                                                                                    ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from calls and maturities of investment securities held to maturity          500,000           822,193
   Principal repayments on mortgage-backed securities held to maturity                 4,070,480         4,442,469
   Purchase of mortgage-backed securities held to maturity                            (2,682,323)       (5,391,834)
   Purchases of loan participation interests                                          (3,083,164)      (10,583,604)
   Net change in loans receivable                                                      7,863,917           993,218
   Addition to premises and equipment                                                    (57,977)         (261,094)
   Redemption (purchase) of Federal Home Loan Bank of New York stock                      86,200          (620,700)
                                                                                    ------------      ------------

         Net Cash Provided by (Used in) Investing Activities                           6,697,133       (10,599,352)
                                                                                    ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net decrease in deposits                                                           (2,969,814)       (3,576,315)
   Advances from Federal Home Loan Bank of New York                                    4,300,000        11,700,000
   Repayment of advances from Federal Home Loan Bank of New York                      (1,534,495)       (3,182,885)
   Net change to short-term borrowings                                                (5,000,000)        5,000,000
   Increase in advance payments by borrowers for taxes and insurance                      73,316            22,605
   Cash dividends paid in lieu of fractional shares                                           --            (3,004)
   Purchase of treasury stock                                                           (123,725)         (190,060)
                                                                                    ------------      ------------

         Net Cash (Used in) Provided by Financing Activities                          (5,254,718)        9,770,341
                                                                                    ------------      ------------

         Net Increase (Decrease) in Cash and Cash Equivalents                            960,694          (904,337)

CASH AND CASH EQUIVALENTS - BEGINNING                                                  4,006,886         4,911,223
                                                                                    ------------      ------------

CASH AND CASH EQUIVALENTS - ENDING                                                  $  4,967,580      $  4,006,886
                                                                                    ============      ============
SUPPLEMENTARY CASH FLOWS INFORMATION
   Interest paid                                                                    $  4,348,359      $  3,563,471
                                                                                    ============      ============

   Income taxes, net of refunds                                                     $    264,349      $    170,118
                                                                                    ============      ============

--------------------------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

      The consolidated financial statements include accounts of the Company, Flatbush Federal Savings and Loan Association ("the Association") and the Association's subsidiary, Flatbush REIT, Inc. (the "REIT"), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 2007 and 2006, 54.08% and 53.70%, respectively, of the Company's common stock is owned by Flatbush Federal MHC, a mutual holding company.

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

Investments and Mortgage-Backed Securities

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

      Declines in the fair value of held to maturity securities below their amortized cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans Held for Sale

      Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York ("FHLB") under the Mortgage Partnership Finance Program, are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to income. At December 31, 2007 and 2006, there were no loans held for sale.

Loans Receivable

      Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. The Association defers loan origination fees and certain direct loan origination costs and accretes/amortizes such amounts as an adjustment of yield over the contractual lives of the related loans.

      Interest is calculated by use of the accrual method. An allowance for uncollectible interest on loans is maintained based on management's evaluation of collectibility. The allowance is established by a charge to interest income. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

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

Advertising

      Advertising expense, in the amount of $16,000 and $25,000, is recorded as incurred during the years ended December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------

Premises and Equipment

      Premises and equipment are comprised of land, at cost, and building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

                                                                Years
                                                          ------------------
              Building and improvements                         5 - 50
              Leasehold improvements                      Shorter of term of
                                                         lease or useful life
              Furniture, fixtures and equipment                 5 - 10

      Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Bank Owned Life Insurance (BOLI)

      The Company invested $3,600,000 in BOLI to help offset the rising cost of employee benefits. BOLI is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset of approximately $150,000 and $171,000 for the years ended December 31, 2007 and 2006 respectively, was recorded as other non-interest income.

Income Taxes

      The Company and the Association file consolidated federal, state and city income tax returns. Income taxes are allocated to the Company and the Association based upon the contribution of their respective income or loss to the consolidated return. The REIT files a separate federal, state and city income tax return and pays its own taxes.

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

      Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification,

--------------------------------------------------------------------------------
      interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2007. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The amount of interest and penalties for the years ended December 31, 2007, and 2006 was immaterial. The tax years subject to examination by the taxing authorities are the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

      In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48". FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on consolidated financial position or results of operations.

Benefit Plans

      The Company has a non-contributory defined benefit pension plan covering all eligible employees. The benefits are based on years of service and employees' compensation. The benefit plan is funded in conformance with funding requirements of applicable government regulations. Prior services costs for the defined plan generally are amortized over the estimated remaining service periods of employees. The Company also has an unfunded Postretirement Benefit Plan, Supplemental Retirement Plan for executives and a Directors Retirement plan.

      The Company uses the corridor approach in the valuation of the defined benefit plan and other plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For the defined benefit pension plan, these unrecognized gains and losses are amortized when net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year.

Stock-Based Compensation Plans

      The Company has two stock-related compensation plans, including stock options and restricted stock plans, which are described in Note 11 to the Company's Consolidated Financial Statements. Through December 31, 2005, the Company accounted for its stock option and employee stock purchase plans using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations for these plans. Under APB No. 25, generally, when the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R) "Accounting for Stock-Based Compensation", using the modified-prospective transition method, beginning on January 1, 2006 and therefore, began to expense the fair value of all options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all share-based compensation granted subsequent to December 31, 2006, over its requisite service periods.

--------------------------------------------------------------------------------

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

      Options vest over an eight-year service period. Compensation expense recognized for all options is recognized over the awards' respective requisite service periods. The fair values relating to all options granted prior to calendar 2005 were estimated using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. The Company used historical exercise dates based on the age at grant of the option holder to estimate the options' expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. There were no options granted during the years ended December 31, 2007 and 2006.

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

      In February 2006, the Company's Board of Directors authorized a 10% stock dividend to stockholders of record on March 15, 2006. The weighted average number of common shares outstanding and the net income per common share presented in the consolidated statements of income have been restated to give retroactive effect to the stock dividends.

Transfer of Financial Assets

      Transfer of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Association, (2) the transferee obtains the

--------------------------------------------------------------------------------
      right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

      In the ordinary course of business, the Association has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statements of financial condition when they are funded.

Comprehensive Income

      Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrecognized net loss or gain, unrecognized past service cost or unrecognized past transition obligation on defined benefit plans and post retirement plans, are reported as a separate component of the equity section of the consolidated statements of financial condition, such items, along with net income are components of comprehensive income.

Reclassification

      Certain amounts as of and for the year ended December 31, 2006 have been reclassified to conform to the current year's presentation.

--------------------------------------------------------------------------------

Note 2 - Investment Securities Held to Maturity

                                                                                December 31, 2007
                                                       ---------------------------------------------------------------------
                                                                             Gross             Gross
                                                        Amortized         Unrealized         Unrealized       Estimated Fair
                                                          Cost               Gains             Losses             Value
                                                       ----------         ----------         ----------       --------------
U.S. Government (including agencies):
 Due after one year through five years                 $       --         $       --         $       --         $       --
 Due after five years through ten years                 2,494,643              5,050                183          2,499,510
 Due after ten years                                    3,996,545              3,455                120          3,999,880
                                                       ----------         ----------         ----------         ----------

                                                       $6,491,188         $    8,505         $      303         $6,499,390
                                                       ==========         ==========         ==========         ==========
                                                                                December 31, 2006
                                                       ---------------------------------------------------------------------
                                                                             Gross             Gross
                                                        Amortized         Unrealized         Unrealized       Estimated Fair
                                                          Cost               Gains             Losses             Value
                                                       ----------         ----------         ----------       --------------

U.S. Government (including agencies):
 Due after one year through five years                 $  500,000         $       --         $    3,125         $  496,875
 Due after five years through ten years                 2,493,620                 --             43,100          2,450,520
 Due after ten years                                    3,996,253                 --             84,534          3,911,719
                                                       ----------         ----------         ----------         ----------

                                                       $6,989,873         $       --         $  130,759         $6,859,114
                                                       ==========         ==========         ==========         ==========

The age of unrealized losses and fair value of related investment securities held to maturity are as follows:

                                                   Less than 12 Months           12 Months or More                  Total
                                               -------------------------     -------------------------     -------------------------
                                                 Fair         Unrealized        Fair        Unrealized        Fair        Unrealized
                                                 Value          Losses          Value         Losses          Value         Losses
                                               ----------     ----------     ----------     ----------     ----------     ----------
December 31, 2007:
 Due after one year
 through five years                            $       --     $       --     $       --     $       --     $       --     $       --
 Due after five years
 through ten years                                     --             --        499,690            183        499,690            183
 Due after ten years                                   --             --      1,999,880            120      1,999,880            120
                                               ----------     ----------     ----------     ----------     ----------     ----------

                                               $       --     $       --     $2,499,570     $      303     $2,499,570     $      303
                                               ==========     ==========     ==========     ==========     ==========     ==========

December 31, 2006:
 Due after one year
 through five years                            $       --     $       --     $  496,875     $    3,125     $  496,875     $    3,125
 Due after five years
 through ten years                                     --             --      2,450,520         43,100      2,450,520         43,100
 Due after ten years                                   --             --      3,911,719         84,534      3,911,719         84,534
                                               ----------     ----------     ----------     ----------     ----------     ----------

                                               $       --     $       --     $6,859,114     $  130,759     $6,859,114     $  130,759
                                               ==========     ==========     ==========     ==========     ==========     ==========

--------------------------------------------------------------------------------

At December 31, 2007, management has concluded that the unrealized losses above (which related to two securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended December 31, 2007 and 2006. At December 31, 2007 and 2006, securities callable within one year amounted to $6,500,000 and $7,000,000 respectively.

At December 31, 2007, investment securities with amortized cost and fair value of $4,500,000 were pledged to Federal Home Loan Bank of New York to secure borrowings.

Note 3 - Mortgage-Backed Securities Held to Maturity

                                                                                December 31, 2007
                                                      -----------------------------------------------------------------------
                                                                             Gross              Gross              Estimated
                                                       Amortized          Unrealized          Unrealized              Fair
                                                          Cost               Gains              Losses               Value
                                                      -----------         -----------         -----------         -----------
Government National Mortgage Association              $ 2,654,444         $     7,275         $    18,197         $ 2,643,522
                                                      -----------         -----------         -----------         -----------
Federal National Mortgage Association                  18,524,267              95,233             174,454          18,445,046
Federal Home Loan Mortgage Corporation                  4,171,882              14,659              69,668           4,116,873
                                                      -----------         -----------         -----------         -----------

                                                      $25,350,593         $   117,167         $   262,319         $25,205,441
                                                      ===========         ===========         ===========         ===========

                                                                                December 31, 2006
                                                      -----------------------------------------------------------------------
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
                                                      ===========         ===========         ===========         ===========

--------------------------------------------------------------------------------

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

                                              Less than 12 Months             12 Months or More                     Total
                                         ---------------------------     ---------------------------     ---------------------------
                                            Fair         Unrealized         Fair         Unrealized         Fair         Unrealized
                                            Value          Losses           Value           Losses          Value           Losses
                                         -----------     -----------     -----------     -----------     -----------     -----------
December 31, 2007:
  Government National
   Mortgage Association                  $        --     $        --     $ 2,257,546     $    18,197     $ 2,257,546     $    18,197
  Federal National
   Mortgage
  Association                                     --              --      12,533,169         174,454      12,533,169         174,454
  Federal Home Loan
   Mortgage
   Corporation                               331,165           2,145       2,382,922          67,523       2,714,087          69,668
                                         -----------     -----------     -----------     -----------     -----------     -----------

                                         $   331,165     $     2,145     $17,173,637     $   260,174     $17,504,802     $   262,319
                                         ===========     ===========     ===========     ===========     ===========     ===========

December 31, 2006:
  Government National
   Mortgage Association                  $ 2,602,985     $    37,472     $        --     $        --     $ 2,602,985     $    37,472
  Federal National
   Mortgage
   Association                             1,760,859          26,666      12,737,617         268,139      14,498,476         294,805
 Federal Home Loan
   Mortgage
   Corporation                                    --              --       2,699,922          99,049       2,699,922          99,049
                                         -----------     -----------     -----------     -----------     -----------     -----------

                                         $ 4,363,844     $    64,138     $15,437,539     $   367,188     $19,801,383     $   431,326
                                         ===========     ===========     ===========     ===========     ===========     ===========

At December 31, 2007, management has concluded that the unrealized losses above (which related to two Government National Mortgage Association, twenty four Federal National Mortgage Association and eight Federal Home Loan Mortgage Corporation securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities. Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

--------------------------------------------------------------------------------

The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

                                                   Amortized       Estimated
                                                      Cost        Fair Value
                                                  -----------     -----------
      Due within one year                         $     1,894     $     1,919
      Due after one year through five years         1,060,847       1,059,614
      Due after five years through ten years          136,165         139,274
      Due after ten years                          24,151,687      24,004,634
                                                  -----------     -----------
                                                  $25,350,593     $25,205,441
                                                  ===========     ===========

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2007 and 2006.

At December 31, 2007 and 2006 mortgage-backed securities with amortized cost of $11,581,000 and $236,000, respectively, and fair value of $11,426,000, and
$240,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

--------------------------------------------------------------------------------

Note 4 - Loans Receivable

                                                             December 31,
                                                     ---------------------------
                                                         2007            2006
                                                     ------------   ------------
      Real estate mortgage:
           One to four family                        $ 82,826,824   $ 82,728,419
           Multi family                                 1,343,442      1,226,246
           Commercial                                   7,955,482     10,052,683
                                                     ------------   ------------

                                                       92,125,748     94,007,348
                                                     ------------   ------------

      Real estate construction                         12,038,775     18,894,707
                                                     ------------   ------------

      Small Business Administration guaranteed             67,026        177,586
                                                     ------------   ------------

      Consumer:
           Home equity loans                              143,658        221,627
           Passbook or certificate                         72,758         81,093
           Student education                                   --            969
           Credit cards                                    48,229         47,186
                                                     ------------   ------------

                                                          264,645        350,875
                                                     ------------   ------------

             Total Loans                              104,496,194    113,430,516
                                                     ------------   ------------

      Loans in process                                  2,645,738      6,778,748
      Allowance for loan losses                           202,388        200,347
      Deferred loan fees, net                             165,143        221,908
                                                     ------------   ------------

                                                        3,013,269      7,201,003
                                                     ------------   ------------

                                                     $101,482,925   $106,229,513
                                                     ============   ============

At December 31, 2007 and 2006, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $77,000 and $67,000, respectively. Interest income on such loans is recognized only when actually collected. During the years ended December 31, 2007 and 2006, the Association recognized no interest income on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $10,000 and $10,000 for the years ended December 31, 2007 and 2006, respectively. The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.

--------------------------------------------------------------------------------

The following is an analysis of the allowance for loan losses:

                                                     Years Ended December 31,
                                                     ------------------------
                                                        2007           2006
                                                     ---------      ---------

      Balance, beginning                             $ 200,347      $ 192,846
           Provision charged to operations               2,101         49,123
           Mortgage participation program                  555            595
           Charge-offs                                    (615)       (42,217)
                                                     ---------      ---------

      Balance, ending                                $ 202,388      $ 200,347
                                                     =========      =========

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

                                                            December 31,
                                                     ------------------------
                                                        2007           2006
                                                     ---------      ---------

      Loans with recorded allowances                 $  77,215      $  67,026
      Related allowance for loan losses                 25,277         12,270
                                                     ---------      ---------

             Net Impaired Loans                      $  51,938      $  54,756
                                                     =========      =========

During the years ended December 31, 2007 and 2006, the average investment in impaired loans, all of which are on nonaccrual, was $72,000 and $105,000, respectively. No interest income was collected on these loans during the years ended December 31, 2007 and 2006, respectively.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $365,000 and $383,000 at December 31, 2007 and 2006, respectively. During the year December 31, 2007, no new related party loans were made, and $18,000 of repayments were made. Related party loans totaling $152,000 became non-related during 2006.

--------------------------------------------------------------------------------

Note 5 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2007 and 2006, the contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $528,000 and $573,000 at December 31, 2007 and 2006, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see
Note 10). No loans were sold to the FHLB during the years ended December 31, 2007 and 2006.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $175 and $200 at December 31, 2007 and 2006, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 6 - Premises and Equipment

                                                   December 31,
                                            ----------------------------
                                                2007             2006
                                            -----------      -----------
      Land                                  $   919,753      $   919,753
                                            -----------      -----------

      Buildings and improvements              2,368,327        2,368,327
      Accumulated depreciation                 (857,976)        (761,319)
                                            -----------      -----------

                                              1,510,351        1,607,008
                                            -----------      -----------

      Leasehold improvements                    203,518          203,518
      Accumulated amortization                  (66,992)         (50,926)
                                            -----------      -----------

                                                136,526          152,592
                                            -----------      -----------

      Furniture, fixtures and equipment         453,370          395,394
      Accumulated depreciation                 (241,823)        (173,226)
                                            -----------      -----------

                                                211,547          222,168
                                            -----------      -----------

                                            $ 2,778,177      $ 2,901,521
                                            ===========      ===========

--------------------------------------------------------------------------------

Note 7 - Accrued Interest Receivable

                                                                December 31,
                                                           ---------------------
                                                              2007        2006
                                                           --------     --------
      Loans                                                $513,354     $540,992
      Investment securities held to maturity                 74,701       80,189
      Mortgage-backed securities held to maturity           110,215      115,343
                                                           --------     --------

                                                           $698,270     $736,524
                                                           ========     ========

Note 8 - Deposits

                                                     December 31,
                                   ---------------------------------------------
                                             2007                   2006
                                   ----------------------   --------------------
                                                 Weighted               Weighted
                                                  Average               Average
                                    Amount         Rate      Amount       Rate
                                   ------------  --------  -----------  --------
      Demand deposits:
           Non-interest bearing    $  3,835,685    0.00%   $ 4,415,706    0.00%
           NOW                          418,146    0.30%       674,751    0.30%
                                   ------------            -----------
                                      4,253,831              5,090,457

      Passbook and club accounts     34,692,684    0.34%    37,557,361    0.34%
      Certificates of deposit        63,725,010    4.38%    62,993,521    4.10%
                                   ------------            -----------

                                   $102,671,525    2.83%  $105,641,339    2.57%
                                   ============           ============

The scheduled maturities of certificates of deposit are as follows (in thousands):

                                                              December 31,
                                                       -------------------------
                                                          2007            2006
                                                       ----------     ----------
      One year or less                                 $   48,018     $   47,258
      After one to three years                             10,150         10,686
      After three years                                     5,557          5,050
                                                       ----------     ----------
                                                        $   63,725    $   62,994
                                                       ==========     ==========

Certificates of deposit with balances of $100,000 or more totaled approximately $17,884,000 and $15,731,000 at December 31, 2007 and 2006, respectively.

--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

                                                 Years Ended December 31,
                                              ----------------------------
                                                 2007              2006
                                              ----------        ----------
      Demand                                  $    1,759        $    2,340
      Passbook and club                          126,871           141,038
      Certificates of deposit                  2,748,746         2,239,541
                                              ----------        ----------

                                              $2,877,376        $2,382,919
                                              ==========        ==========

--------------------------------------------------------------------------------

Note 9 - Advances from Federal Home Loan Bank of New York

                                                                         December 31,
                                                    -------------------------------------------------------
                                                               2007                        2006
                                                    -------------------------------------------------------
                                                     Weighted                     Weighted
                                                     Average                       Average
                                                       Rate         Amount           Rate        Amount
                                                    -------------------------------------------------------
      Amortizing Loans:
         Maturing in
         Years ended December 31,
               2007                                     0.00%     $       --         4.82%     $1,439,305
               2008                                     4.85       1,659,200         4.82       1,510,169
               2009                                     4.85       1,742,403         4.82       1,585,528
               2010                                     4.85       1,808,897         4.82       1,643,766
               2011                                     4.80       1,460,008         4.75       1,286,187
               2012                                     4.78       1,034,954         4.76         975,002
               2013                                     5.25          46,622         5.25          46,622
                                                                  ----------                   ----------
      Total amortizing loans                            4.83%     $7,752,084         4.80%     $8,486,579
                                                                  ==========                   ==========

                                                                          December 31,
                                                     ----------------------------------------------------
                                                              2007                         2006
                                                     ----------------------------------------------------
                                                     Weighted                     Weighted
                                                      Average                      Average
                                                       Rate          Amount         Rate          Amount
                                                     ----------------------------------------------------
      Term loans:
         Due within one year                            4.72%       6,000,000       5.33%      19,000,000
         After one year, but within two years           4.46       13,500,000       4.47        2,000,000
         After two years, but within three years        4.65        1,000,000         --               --
         After three years, but within four years         --               --       4.65        1,000,000
                                                                  -----------                 -----------
              Total Term Loans                          4.55%      20,500,000       5.19%      22,000,000
                                                                  -----------                 -----------

                                                        4.63%     $28,252,084       5.08%     $30,486,579
                                                                  ===========                 ===========

The carrying value of collateral pledged for the above advances was as follows (in thousands):

                                                              December 31,
                                                       -------------------------
                                                          2007           2006
                                                       ----------     ----------
      Loans receivable                                 $   66,622     $   64,448
      Mortgage-backed securities                           11,581            236
      Investment securities                                 4,500             --
                                                       ----------     ----------

                                                       $   82,703     $   64,684
                                                       ==========     ==========

--------------------------------------------------------------------------------

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

                                                          December 31,
                                                   --------------------------
                                                      2007            2006
                                                   ----------      ----------
                                                        (In Thousands)

      GAAP capital                                 $   14,844      $   14,169
      Accumulated other comprehensive loss              1,058           1,203
                                                   ----------      ----------
      Tier 1 (Core) capital                            15,902          15,372
      General valuation allowance                         178             187
      Low-level recourse adjustment                       (84)            (84)
                                                   ----------      ----------

             Total Regulatory Capital              $   15,996      $   15,475
                                                   ==========      ==========

                                                                                                            To be Well Capitalized
                                                                                  For Capital Adequacy      under Prompt Corrective
                                                               Actual                   Purposes                Action Provisions
                                                       ----------------------   -----------------------     -----------------------
                                                        Amount         Ratio     Amount          Ratio       Amount          Ratio
                                                       -------         ------   --------        -------     --------       --------
                                                                                (Dollars in Thousands)
December 31, 2007:
      Total capital (to risk-weighted assets)          $15,996         20.93%   $=>6,112        =>8.00%     $=>7,641       =>10.00%
      Tier 1 capital (to risk-weighted assets) (1)      15,818         20.70     =>   --        =>  --       =>4,584       => 6.00
      Core (Tier 1) capital (to adjusted total
           assets)                                      15,902         10.74     =>5,922        =>4.00       =>7,402       => 5.00
      Tangible capital (to adjusted total assets)       15,902         10.74     =>2,221        =>1.50       =>   --       =>   --

December 31, 2006:
      Total capital (to risk-weighted assets)          $15,475         19.58%   $=>6,322        =>8.00%     $=>7,903       =>10.00%
      Tier 1 capital (to risk-weighted assets) (1)      15,288         19.34     =>   --        =>  --       =>4,742       => 6.00
      Core (Tier 1) capital (to adjusted total
           assets)                                      15,372         10.01     =>6,142        =>4.00       =>7,678       => 5.00
      Tangible capital (to adjusted total assets)       15,372         10.01     =>2,303        =>1.50       =>   --       =>   --

(1)   Net of contingent liability credit enhancement of $84,000.

--------------------------------------------------------------------------------

As of December 31, 2007, the most recent notification from the Office of Thrift Supervision ("OTS"), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association's category.

In July 2005, the Company's Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares. On August 30, 2007, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company's outstanding shares of common stock As of years ending December 31, 2007 and 2006, the Company had repurchased 55,060 and 36,340 shares respectively of common stock under this repurchase program.

Note 11 - Benefit Plans

Pension Plan

      The Association maintains a defined benefit pension plan (the "Plan") covering all employees who have met the Plan's eligibility requirements. The Association's policy is to fund the Plan annually with the minimum contribution deductible for Federal income tax purposes.

      The following table sets forth the Plan's funded status:

                                                            December 31,
                                                     --------------------------
                                                         2007           2006
                                                     -----------    -----------
         Change in benefit obligation:

              Benefit obligation - beginning         $ 4,783,153    $ 3,876,684
                  Service cost                           105,478        172,482
                  Interest cost                          282,303        251,984
                  Actuarial loss                         245,134        560,367
                  Annuity Payments                      (129,476)       (78,364)
                  Plan Amendments                       (628,184)            --
                  Termination Benefits                   343,051             --
                                                     -----------    -----------

              Benefit obligation - ending            $ 5,001,459    $ 4,783,153
                                                     ===========    ===========

         Change in plan assets:
              Fair value of assets - beginning       $ 3,843,189    $ 3,082,188
                  Actual return on plan assets            81,887        311,074
                  Annuity Payments                      (129,476)       (78,364)
                  Contributions                        1,000,000        528,291
                                                     -----------    -----------

              Fair value of assets - ending          $ 4,795,600    $ 3,843,189
                                                     ===========    ===========

--------------------------------------------------------------------------------

                                                                                                 December 31,
                                                                                         -----------------------------
                                                                                             2007              2006
                                                                                         -----------       -----------
                Reconciliation of funded status:
                     Accumulated benefit obligation                                      $(4,778,221)      $(4,158,078)
                                                                                         ===========       ===========

                     Projected benefit obligation                                        $(5,001,459)      $(4,783,153)
                     Fair value of assets                                                  4,795,600         3,843,189
                                                                                         -----------       -----------

                     Funded status                                                       $  (205,859)      $  (939,964)
                                                                                         ===========       ===========

                Valuation assumptions:
                     Discount rate                                                              6.50%             6.25%
                     Rate of return on long-term assets                                         9.00%             6.00%

                                                                                            Years Ended December 31,
                                                                                         -----------------------------
                                                                                             2007              2006
                                                                                         -----------       -----------
                Net periodic pension expense:
                     Service cost                                                        $   105,478       $   172,482
                     Interest cost                                                           282,303           251,984
                     Expected return on assets                                              (404,421)         (184,931)
                     Amortization of unrecognized transition (asset)                              --           (11,001)
                     Amortization of unrecognized net loss                                   125,532            62,204
                     Amortization of unrecognized past service liability                     (42,131)               --
                     Special termination benefit change                                      343,051                --
                                                                                         -----------       -----------

                   Total Net Periodic Pension Expense Included in Salaries and
                       Employee Benefits                                                 $   409,812       $   290,738
                                                                                         ===========       ===========

                Valuation assumptions:
                     Discount rate                                                              6.25%             6.25%
                     Rate of return on long-term assets                                         9.00%             6.00%
                     Rate of compensation increase                                              3.00%             3.00%

      The Association does not expect to make any contributions during 2008.

      The Plan's investment policy permits investments in Bank Certificates of Deposit and other fixed income instruments or Equity Mutual Funds approved by the trustees of the Plan. Investments in individual stock and/or mutual funds "inconsistent with its conservative objective" are prohibited.

--------------------------------------------------------------------------------

      The Plan has invested in following categories of investments:

                                                                December 31,
                                                            -------------------
                                                              2007       2006
                                                            --------   --------
         Equity/mutual funds                                   69.09%     41.17%
         Bonds/mutual funds                                    30.91         --
         Certificates of deposit                                  --      58.67
         Other (non-interest bearing checking accounts)           --       0.16
                                                            --------   --------

                                                              100.00%    100.00%
                                                            ========   ========

      The long-term investment objective is to allocate the plan's assets to a range of approximately 65% equities, and 35% bond funds to achieve an optimal risk/reward profile. Based on an analysis of the current market environment, the Company projects a 7% return from fixed income and a 10% return from equities, for an overall expected return of approximately 9%. The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5 - 9% and 2 - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to a typical plan's target allocation, the result is an expected return of 7% to 11%.

      Expected benefit payments under the Plan are as follows:

                  Year Ended December 31,
                       2008                              $  267,236
                       2009                                 269,507
                       2010                                 272,105
                       2011                                 276,574
                       2012                                 279,909
                       2013-2017                          1,700,569

      At December 31, 2007, unrecognized prior service credit and unrecognized net loss amounted to $586,053 and $2,127,907, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158. At December 31, 2006, unrecognized net loss of $1,685,761 was included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2008, $145,988 of net loss and $63,196 of prior service credit are expected to be amortized in pension expense.

--------------------------------------------------------------------------------

Postretirement Benefits

      The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan's funded status and the components of net postretirement benefit cost:

                                                                                          December 31,
                                                                                  ---------------------------
                                                                                     2007              2006
                                                                                  ----------       ----------
         Changes in benefit obligations:
              Benefit obligation - beginning                                      $ (284,406)      $ (175,929)
              Interest cost                                                          (17,064)         (12,315)
              Unrecognized net gain (loss) amortization                               22,240          (73,788)
              Premiums/Claims paid                                                    22,116           20,438
              Life insurance                                                              --          (42,812)
                                                                                  ----------       ----------

              Benefit obligation - ending                                         $ (257,114)      $ (284,406)
                                                                                  ==========       ==========

         Reconciliation of funded status:
              Accumulated benefit obligation                                      $ (257,114)      $ (284,406)
                                                                                  ----------       ----------
         Postretirement benefit obligation                                        $ (257,114)      $ (284,406)
                                                                                  ==========       ==========

         Valuation assumptions:
              Discount rate                                                             6.75%            6.25%
              Current medical trend                                                     7.75%            9.00%
              Ultimate medical trend                                                    3.75%            3.75%

                                                                                    Years Ended December 31,
                                                                                  ---------------------------
                                                                                     2007              2006
                                                                                  ----------       ----------
         Net periodic expense:
            Unrecognized net loss amortization                                    $    8,180       $    4,025
            Interest cost on accumulated postretirement benefit obligation            17,064           12,315
            Amortization of unrecognized transition obligation                        17,168           17,167
            Unrecognized past service liability                                        3,824               --
                                                                                  ----------       ----------

         Net postretirement benefit cost included in salaries and
               employee benefits                                                  $   46,236       $   33,507
                                                                                  ==========       ==========

--------------------------------------------------------------------------------

      The Plan is unfunded. It is estimated that contributions of approximately $25,000 will be made during the year ending December 31, 2008. Expected benefit payments under the Plan are as follows:

                Year Ended December 31,
                     2008                                 $     25,235
                     2009                                       26,181
                     2010                                       26,771
                     2011                                       27,084
                     2012                                       26,970
                     2013-2017                                 124,628

      At and for the years ended December 31, 2007 and 2006, a medical cost trend rate of 9.00% and 6.5%, respectively, was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2007 and 2006, by $13,000 and $16,000, respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2007 and 2006 were not affected.

      At December 31, 2007, unrecognized prior service cost, unrecognized net loss, and unrecognized transition obligation amounted to $38,988, $89,616 and $4,535, respectively, which is included in accumulated other comprehensive loss. At December 31, 2006, unrecognized prior service cost, unrecognized net loss, and unrecognized transition obligation amounted to $42,812, $120,036 and $21,703, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2008, $6,040 of net loss and $3,824 of prior service cost and $4,535 of transition obligation are expected to be amortized in post-retirement benefit expense.

--------------------------------------------------------------------------------

Supplemental Employee Retirement Plan ("SERP")

                                                                    December 31,
                                                                    ------------
                                                                       2007
                                                                    ------------
         Changes in benefit obligations:
              Benefit obligation - beginning                         $ 834,124
              Service cost                                               8,092
              Interest cost                                             49,228
              Actuarial (gains)                                         (1,548)
              Annuity payments                                         (93,000)
                                                                     ---------

              Benefit obligation - ending                            $ 796,896
                                                                     =========

         Reconciliation of funded status:
              Accumulated benefit obligation                         $(718,031)
                                                                     =========
              Projected benefit obligation                           $(796,896)
              Market value of assets                                        --
                                                                     ---------
              Funded status                                          $(796,896)
                                                                     =========

                                                                    Year Ended
                                                                    December 31,
                                                                    ------------
                                                                        2007
                                                                    ------------
         Net periodic expense:
            Service cost                                             $   8,092
            Interest cost                                               49,228
            Unrecognized past service liability                         11,776
                                                                           948
            One-time adjustment                                             --
                                                                     ---------
         Net SERP cost included in salaries and employee benefits    $  70,044
                                                                     =========

At December 31, 2006, benefit obligations amounted to $834,000 and SERP cost for the year ended December 31, 2006 totaled $72,000. The components of changes in benefit obligation and net periodic expense at December 31, 2006 and for the year then ended is not available.

At December 31, 2007, unrecognized prior service cost and unrecognized net gain amounted to $116,004 and $1,548, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158. At December 31, 2006, unrecognized prior service cost of $128,728 was included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2008, $11,776 of prior service cost is expected to be amortized in SERP expense.

--------------------------------------------------------------------------------

Retirement Plan for Directors

                                                                    December 31,
                                                                    ------------
                                                                        2007
                                                                    ------------

         Changes in benefit obligations:
              Benefit obligation - beginning                         $  292,899
              Service cost                                                5,892
              Interest cost                                              17,108
              Actuarial (gains)                                         (34,458)
              Annuity payments                                          (29,150)
                                                                     ----------

              Benefit obligation - ending                            $  252,291
                                                                     ==========

         Reconciliation of funded status:
              Accumulated benefit obligation                         $ (189,503)
                                                                     ==========
              Projected benefit obligation                           $ (252,291)
              Market value of assets                                         --
                                                                     ----------
              Funded status                                          $ (252,291)
                                                                     ==========

                                                                     Year Ended
                                                                    December 31,
                                                                    ------------
                                                                        2007
                                                                    ------------
         Net periodic expense:
            Service cost                                             $    5,892
            Interest cost                                                17,108
            Unrecognized past service liability                           5,512
                                                                     ----------

         Net cost included in director's compensation                $   28,512
                                                                     ==========

At December 31, 2006, benefit obligations amounted to $293,000 and net cost for the year ended December 31, 2006 totaled $106,000. The components of changes in benefit obligation and net periodic expense at December 31, 2006 and for the year then ended is not available.

At December 31, 2007, unrecognized prior service credit and unrecognized net gain amounted to $64,323 and $34,458, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158. At December 31, 2006, unrecognized prior service cost of $69,835 was included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2008, $5,512 of prior service cost and $640 of net gain are expected to be amortized in expense.

ESOP

      The Company has established an ESOP for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February 2005 and March 2006 stock dividend) of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable

--------------------------------------------------------------------------------
     monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2007 and 2006, the Association made cash contributions of $57,000 to the ESOP, of which $23,000 and $22,000, respectively, was applied to loan principal. At December 31, 2007 and 2006, the loan had an outstanding balance of $603,000 and $626,000, respectively.

     The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of stockholders' equity. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $35,000 and $42,000 for the years ended December 31, 2007 and 2006, respectively, which is included in salary and employee benefits.

     The ESOP shares are summarized as follows:

                                                       December 31,
                                                  ---------------------
                                                    2007          2006
                                                  --------     --------
         Unearned shares                            82,918       88,183
         Shares committed to be released                --           --
         Shares released                            19,706       15,697
         Shares distributed                          2,670        1,414
                                                  --------     --------
                                                   105,294      105,294
                                                  ========     ========

         Fair value of unearned shares            $497,508     $670,191
                                                  ========     ========

Restricted Stock Awards

      Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder.

      The following is a summary of the status of the Company's restricted shares for the years ended December 31, 2007 and 2006:

--------------------------------------------------------------------------------

                                                                             Weighted Average
                                                      Restricted Shares    Grant Date Fair Value
                                                      -----------------    ---------------------
         Non-vested as of December 31, 2005                44,329                  $9.71
          Vesting                                           8,613                   9.71
                                                      ----------------
          Non-vested as of December 31, 2006               35,716                   9.71
           Vesting                                         16,718                   9.71
                                                      ----------------
          Non-vested as of December 31, 2007               18,998                  $9.71
                                                      ================

      No shares were granted or forfeited during the years ended December 31, 2007 and 2006.

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

      A summary of stock option activity follows:

                                                      Number of Stock         Weighted Average
                                                          Options              Exercise price
                                                      ----------------        ----------------
         Balance at December 31, 2005                     139,735                   $9.71
          Granted                                              --
          Exercised                                            --
          Forfeited                                            --
                                                      ----------------
         Balance at December 31, 2006                     139,735                    9.71
          Granted                                              --
          Exercised                                            --
          Forfeited                                         8,459
                                                      ----------------
         Balance at December 31, 2007                     131,276                    9.71
                                                      ================
         Exercisable at December 31, 2007                  83,434                   $9.71
                                                      ================

      During the year ended December 31, 2007 and 2006, the Company recorded $194,000 and $82,000 respectively for stock option expense.

      Expected  future  compensation  expense  relating to the 47,842  nonvested
      options   outstanding   as  of  December  31,  2007  is  $193,763  over  a
      weighted-average period of 5 years.

--------------------------------------------------------------------------------

      At December 31, 2007, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0. At and for the year ended December 31, 2007, there was no anti-dilutive effect of stock options.

      The fair value of options granted on November 19, 2004, as computed using the Black-Scholes option-pricing model, was determined to be $4.05 per option following the underline assumptions:

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

--------------------------------------------------------------------------------

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2007, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,182,000 and $5,250,000, respectively. New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

The components of income taxes are summarized as follows:

                                                                                    Years Ended December 31,
                                                                                  ---------------------------
                                                                                     2007             2006
                                                                                  ----------       ----------
         Current income tax (benefit) expense:
              Federal                                                             $ (346,486)      $  178,408
              State and city                                                           9,592           50,425
                                                                                  ----------       ----------

                                                                                    (336,894)         228,833
                                                                                  ----------       ----------

         Deferred income tax expense (benefit):
              Federal                                                                117,886         (123,571)
              State and city                                                          47,038            5,208
                                                                                  ----------       ----------

                                                                                     164,924         (118,363)
                                                                                  ----------       ----------

                                                                                  $ (171,970)      $  110,470
                                                                                  ==========       ==========

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated income before income taxes:

                                                                                    Years Ended December 31,
                                                                                  ---------------------------
                                                                                     2007              2006
                                                                                  ----------       ----------
         Federal income tax (benefit) expense                                     $  (28,069)      $  103,741
         Increases (decreases) in income taxes resulting from:
              New York State and City taxes, net of federal income tax effect         37,072           38,510
              Life insurance proceeds                                               (170,000)
              BOLI income and other non-taxable items                                (12,795)         (33,812)
              Other items                                                              1,822            2,031
                                                                                  ----------       ----------

              Income Tax Expense (Benefit)                                        $ (171,970)      $  110,470
                                                                                  ==========       ==========
              Effective Income Tax Rate                                              (208.31%)          36.21%
                                                                                  ==========       ==========

--------------------------------------------------------------------------------

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                                   December 31,
                                                                           ----------------------------
                                                                               2007             2006
                                                                           -----------      -----------
         Deferred income tax assets:
             Allowance for loan losses                                     $    68,811      $    68,118
             Depreciation                                                       21,425           13,472
             Deferred compensation                                             474,280          424,122
             Benefit plans                                                     253,384          594,696
             Other                                                              16,770            3,627
                                                                           -----------      -----------
                                                                               834,670        1,104,035
         Deferred income tax liabilities                                            --               --
                                                                           -----------      -----------

                Net Deferred Income Tax Asset Included in Other Assets     $   834,670      $ 1,104,035
                                                                           ===========      ===========

Note 13 - Comprehensive Income

The  components  of  accumulated   other   comprehensive   income   included  in
stockholders' equity are as follows:

                                                                                   December 31,
                                                                           ----------------------------
                                                                               2007             2006
                                                                           -----------      -----------
         Pension plan:
               Unrecognized net loss                                       $(2,127,907)     $(1,685,761)
               Unrecognized prior service credit                               586,053               --

         Postretirement benefits:
               Unrecognized net loss                                           (89,616)        (120,036)
               Unrecognized prior service cost                                 (38,988)         (42,812)
               Unrecognized prior transition obligation                         (4,535)         (21,703)

         SERP:
               Unrecognized net gains                                            1,548               --
               Unrecognized prior service cost                                (116,004)        (128,728)

         Retirement Plan for Directors:
               Unrecognized net gain                                            34,458               --
               Prior service cost                                              (64,323)         (69,835)
                                                                           -----------      -----------

                                                                            (1,819,314)      (2,068,875)
         Tax Effect                                                            761,176          865,617
                                                                           -----------      -----------

         Accumulated other comprehensive loss                              $(1,058,138)     $(1,203,258)
                                                                           ===========      ===========

--------------------------------------------------------------------------------

The components of other comprehensive income and related tax effect is presented in the following table:

                                                            Year Ended
                                                           December 31,
                                                           ------------
                                                               2007
                                                           ------------
         Pension plan:
               Net loss                                      $(442,146)
               Prior service credit                            586,053

         Postretirement benefits:
               Net loss                                         30,420
               Prior service cost                                3,824
               Transition obligation                            17,168

         SERP
              Net gain                                           1,548
              Prior service cost                                12,724

         Retirement Plan for Directors:
               Net gain                                         34,458
               Prior service cost                                5,512
                                                             ---------

         Other comprehensive income before taxes               249,561

         Tax effect                                           (104,441)
                                                             ---------

         Other comprehensive income                          $ 145,120
                                                             =========

Note 14 - Commitments

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other

--------------------------------------------------------------------------------
termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential and income-producing real estate.

The Association has outstanding various commitments to originate or purchase loans as follows:

                                                       December 31,
                                                --------------------------
                                                   2007            2006
                                                ----------      ----------
      Mortgage loans                            $  707,000      $  879,000
      Secured credit cards                         160,000         191,000
      Construction loans                                --         675,000
      Purchase of multi-family loans                    --         900,000
                                                ----------      ----------

                                                $  867,000      $2,645,000
                                                ==========      ==========

At December 31, 2007, the outstanding mortgage loan commitments of $707,000 have fixed interest rates at 6.50%.

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

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $108,000 and $102,000 for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

                Year Ended December 31,                     Amount
                     2008                                 $    91,800
                     2009                                      93,000
                     2010                                      94,200
                     2011                                      95,400
                     2012                                      96,600
                  Thereafter                                  347,400

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

--------------------------------------------------------------------------------

Note 15 - Contingencies

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

Note 16 - Estimated Fair Value of Financial Instruments

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

Loan Commitments

      The fair value of commitments to originate loans and to fund unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitments, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar credit risk, are

--------------------------------------------------------------------------------
      not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13 to financial statements.

      The carrying values and estimated fair values of financial instruments are as follows:

                                                                December 31,
                                                -----------------------------------------------
                                                           2007                   2006
                                                ---------------------     ---------------------
                                                            Estimated                 Estimated
                                                Carrying       Fair       Carrying      Fair
                                                 Amount       Value        Amount       Value
                                                --------     --------     --------     --------
                                                               (In Thousands)
Financial assets:
     Cash and cash equivalents                  $  4,968     $  4,968     $  4,007     $  4,007
     Investment securities held to maturity        6,491        6,499        6,990        6,859
     Mortgage-backed securities held to
       maturity                                   25,351       25,205       26,727       26,362
     Loans receivable                            101,483      102,291      106,230      105,665
     Accrued interest receivable                     698          698          737          737

Financial liabilities:
     Deposits                                    102,671      103,578      105,641      106,350
     Advances from FHLB                           28,252       28,666       30,487       30,222

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

--------------------------------------------------------------------------------

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2007 and 2006.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                           December 31,
                                                                  ------------------------------
                                                                      2007              2006
                                                                  ------------      ------------
                               Assets

      Cash and cash equivalents                                   $     61,408      $    209,804
      Investment in the Association                                 14,843,726        14,169,466
      ESOP loan receivable                                             602,633           626,119
      Other assets                                                      58,051            54,450
                                                                  ------------      ------------

             Total Assets                                         $ 15,565,818      $ 15,059,839
                                                                  ============      ============

                Liabilities and Stockholders' Equity
      Liabilities
      Other liabilities                                           $      4,200      $     13,662
      Stockholders' equity                                          15,561,618        15,046,177
                                                                  ------------      ------------

             Total Liabilities and Stockholders' Equity           $ 15,565,818      $ 15,059,839
                                                                  ============      ============

                         CONDENSED STATEMENTS OF INCOME

                                                                     Years Ended December 31,
                                                                  ------------------------------
                                                                      2007              2006
                                                                  ------------      ------------
      Interest income                                             $     40,473      $     41,659
      Dividends from Association                                            --           300,000
      Undistributed earnings of Association                            124,509           (62,764)
                                                                  ------------      ------------

                                                                       164,982           278,895

      Non-interest expenses                                             79,434            92,204
                                                                  ------------      ------------

             Income before Income Taxes                                 85,548           186,691

      Income tax benefit                                                (3,867)           (7,960)
                                                                  ------------      ------------

             Net Income                                           $     89,415      $    194,651
                                                                  ============      ============

--------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                Years Ended December 31,
                                                                ------------------------
                                                                  2007            2006
                                                                ---------      ---------
      Cash Flows from Operating Activities
           Net income                                           $  89,415      $ 194,651
           Undistributed earnings of Association                 (124,509)        62,764
           Increase in other assets                                (3,601)       (37,129)
           Decrease in other liabilities                           (9,462)        (3,149)
                                                                ---------      ---------

        Net Cash (Used in) provided by Operating Activities       (48,157)       217,137
                                                                ---------      ---------

      Cash Flows from Investing Activities
           Net decrease in loan receivable from ESOP               23,486         22,239
           Purchase of treasury stock                            (123,725)      (190,060)
           Cash dividends paid in lieu fractional shares               --         (3,004)
                                                                ---------      ---------

        Net Cash Used in Investing Activities                    (100,239)      (170,825)
                                                                ---------      ---------

        Net Decrease in Cash and Cash Equivalents                (148,396)       (46,312)

      Cash and Cash Equivalents - Beginning                       209,804        163,492
                                                                ---------      ---------

      Cash and Cash Equivalents - Ending                        $  61,408      $ 209,804
                                                                =========      =========

--------------------------------------------------------------------------------

Note 18 - Quarterly Financial Data (Unaudited)

                                                                Year Ended December 31, 2007
                                                   --------------------------------------------------------
                                                      First          Second          Third         Fourth
                                                     Quarter         Quarter        Quarter        Quarter
                                                   ----------      ----------     ----------     ----------
                                                            (In Thousands, Except Per Share Data)
Interest income                                    $    2,294      $    2,285     $    2,252     $    2,159
Interest expense                                        1,078           1,121          1,092          1,069
                                                   ----------      ----------     ----------     ----------

       Net Interest Income                              1,216           1,164          1,160          1,090

Provision for loan losses                                   2               0              0              0
                                                   ----------      ----------     ----------     ----------

       Net Interest Income after Provision for
           Loan Losses                                  1,214           1,164          1,160          1,090

Non-interest income                                       573              75             77             73
Non-interest expenses                                   1,459           1,236          1,190          1,624
                                                   ----------      ----------     ----------     ----------

       Income before Income Taxes                         328               3             47           (461)

Income tax (benefit) expense                              (55)              1             16           (134)
                                                   ----------      ----------     ----------     ----------

       Net Income (Loss)                           $      383      $        2     $       31     $     (327)
                                                   ==========      ==========     ==========     ==========

Net income, (loss) per common share, basic
     and diluted                                   $     0.14      $    0.001     $     0.01     $    (0.12)
                                                   ==========      ==========     ==========     ==========

--------------------------------------------------------------------------------

                                                                 Year Ended December 31, 2006
                                                   ------------------------------------------------------------
                                                      First          Second            Third          Fourth
                                                     Quarter         Quarter          Quarter         Quarter
                                                   -----------     -----------      -----------     -----------
                                                             (In Thousands, Except Per Share Data)
Interest income                                    $     2,072     $     2,141      $     2,277     $     2,282
Interest expense                                           767             851              973           1,029
                                                   -----------     -----------      -----------     -----------

       Net Interest Income                               1,305           1,290            1,304           1,253

Provision for loan losses                                   10              38                1              --
                                                   -----------     -----------      -----------     -----------

       Net Interest Income after Provision for
           Loan Losses                                   1,295           1,252            1,303           1,253

Non-interest income                                         92              78               76             105
Non-interest expenses                                    1,321           1,326            1,231           1,271
                                                   -----------     -----------      -----------     -----------

       Income before Income Taxes                           66               4              148              87

Income taxes                                                23               8               50              29
                                                   -----------     -----------      -----------     -----------

       Net Income (loss)                           $        43     $        (4)     $        98     $        58
                                                   ===========     ===========      ===========     ===========

Net income per common share, basic and diluted     $      0.02     $        --      $      0.04     $      0.02
                                                   ===========     ===========      ===========     ===========

Note 19 - Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial position, results of operations, and cash flows.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statement on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized.

--------------------------------------------------------------------------------

The Company does not expect the adoption of FSP 157-b to have a material impact on its consolidated financial position, results of operations, and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115," SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007, as long as certain additional conditions are met. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial position, result of operations, and cash flows.

In March 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." ("EITF 06-11"), EITF 06-11 is effective for fiscal years beginning after September 15, 2007. In June 2007, the EITF reached a consensus on Issue No. 06-11, which states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-11 to have a material impact on its consolidated financial position, results of operations and cash flows.

In March 2007, the FASB ratified EITF No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements". EITF 06-10 provided guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-10 to have a material impact on its consolidated financial position, results of operations and cash flows.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in-developing an estimate of the expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007, SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 is effective January 1, 2008. The Company does not expect SAB 110 to have a material impact on its consolidated financial position, results of operations and cash flows.

--------------------------------------------------------------------------------

                        Directors and Executive Officers

                                    Directors

Jesus R. Adia
Chairman of the Board,
President and Chief Executive Officer,
Flatbush Federal Bancorp, Inc. and
Flatbush Federal Savings and Loan Association

D. John Antoniello
President of Anbro Supply Company, an
industrial supply company

Patricia Ann McKinley
New York State real estate agent

Alfred S. Pantaleone
Retired, formerly Deputy Executive Director of the New York City Board of Elections

Charles J. Vorbach
President of John L. Vorbach Co., Inc., an insurance brokerage and consulting business

Michael J. Lincks
Certified Public Accountant and a private investor

                               Executive Officers

Jesus R. Adia
President and Chief Executive Officer

John S. Lotardo
Executive Vice President and Chief Financial Officer

--------------------------------------------------------------------------------

                             Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 2146 Nostrand Avenue, Brooklyn, NY 11210 on April 24, 2008 at 11:00 a.m.

Stock Listing

Over-the-Counter Bulletin Board under the symbol "FLTB"

Special Counsel

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, D.C.  20015

Independent Auditors

Beard Miller Company LLP
55 US Highway 46 East
Pine Brook, NJ 07058

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.

Annual Report on Form 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission is available without charge to shareholders by written request to the Company. It may also be accessed on our website at: www.flatbush.com

--------------------------------------------------------------------------------

                               Market Information

The Company's Common Stock is traded on the over-the-counter bulletin board under the symbol "FLTB."

The following table sets forth the range of the high and low bid prices of the Company's Common Stock since December 31, 2005, and is based upon information provided on the Yahoo Finance website. The Company declared 10% stock dividends on April 25, 2005 and March 29, 2006.

                                                  Prices of Common Stock
                                                  ----------------------
                                                    High          Low
                                                  --------     ---------
Calendar Quarter Ended

December 31, 2007 ............................    $   6.55     $   4.80
September 30, 2007 ...........................    $   7.25     $   5.50
June 30, 2007 ................................    $   7.75     $   6.50
March 31, 2007 ...............................    $   7.95     $   7.25
December 31, 2006 ............................    $   8.17     $   7.55
September 30, 2006 ...........................    $   8.20     $   7.30
June 30, 2006 ................................    $   8.50     $   7.51
March 31, 2006 ...............................    $   9.00     $   8.10

December 31, 2005 ............................    $   8.65     $   8.65


As of December 31, 2007, the Company had 541 stockholders of record.