Form 10-K, Exhibit 13
period 2008-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2009-03-31
CIK 1243496

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS

Dear Stockholder:

2008 was a very challenging year for the financial industry.  The turmoil in the real estate mortgage market stemming from subprime loans surfaced during the second half of 2007 and reached crisis proportions in 2008.  Record losses due to subprime real estate loans affected the mortgage companies that originated the loans and the financial institutions worldwide that invested in securities backed by these loans.  In 2008, we also saw increased aggressive competition for deposits not just from larger, non-local financial institutions but also from non-banks that had the ability to accept deposits.  In retrospect, we can only conclude that the need for the high-priced deposits was a temporary solution to liquidity issues experienced by such institutions.  By the third quarter of 2008, news of failures or imminent failures of banks, mortgage companies and investment companies dominated the headlines.  By then, it was evident that the impact of the subprime crisis extended far beyond the real estate market and that the U.S. economy and the business environment as we know it will never be the same.

In 2008, Flatbush Federal stayed on its course of prudent management of the Bank.  Traditionally, we have always exercised conservative loan underwriting and low-risk investment practices.  2008 was not an exception.  I am pleased to report that the Bank does not originate or engage in the purchase of loans considered subprime.  Moreover, we do not purchase securities that are collateralized by subprime loans.  The Board of Directors and Management will not engage in risky practices for higher yields.  I am therefore pleased to report that Flatbush Federal did not participate in the U.S. Treasury’s Capital Purchase Program (CPP) and is not in receipt of any Troubled Asset Relief Program (TARP) funds offered by the Federal government to financial institutions.

The competitive pressure in 2008 for deposits resulted in decreased deposit levels for Flatbush Federal.  Aggressive deposit rates from large, non-local financial institutions in our service areas attracted deposit customers away from Flatbush Federal.  However, by the third quarter of 2008, once the news of imminent bank failures surfaced, deposits started to flow back in.  By December 31, 2008, our deposits totaled $101.7 million, compared to $102.7 million in 2007, a decrease of $1 million.

Flatbush Federal’s assets grew to $149.7 million at December 31, 2008 from $148.8 million from December 31, 2007, an increase of $900,000, or 0.6%.  Net income increased by $60,000, or 67.4%, to $149,000 for the year ended December 31, 2008 from $89,000 for the year ended December 31, 2007.  Loans receivable decreased $3.3 million, or 3.3%, to $98.2 million at December 31, 2008 from $101.5 million at December 31, 2007.  Mortgage-backed securities increased $7.5 million, or 29.5%, to $32.9 million at December 31, 2008 from $25.4 million as of December 31, 2007.  Cash and cash equivalents increased $2.7 million, or 54.0%, to $7.7 million at December 31, 2008 from $5.0 million at December 31, 2007.  Interest expense decreased $800,000, or 18.18%, to $3.6 million as of December 31, 2008 from $4.4 million at December 31, 2007.  Flatbush Federal maintains a Tier 1 risk-based capital ratio of 20.22% and a Tier 1 capital ratio of 10.86% as of December 31, 2008 and continues to be classified as well capitalized.

In early 2009, it is more evident that a cautious approach to the uncertainties of the industry and the economy must be exercised.  The Board of Directors and Management are committed to following a strategy for the long-term growth of the Company.  We continue to explore strategies to positively impact future earnings without subjecting the Company to undue risk.

On behalf of the Board of Directors, Management and staff, we thank you for your continued support.

Sincerely,

/s/ Jesus R. Adia

Jesus R. Adia
Chairman of the Board, President
And Chief Executive Officer

Selected Consolidated Financial Information And Other Data

The following information is derived from the audited consolidated financial statements of Flatbush Federal Bancorp, Inc.  For additional information about Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association, a more detailed presentation is made in the “Management’s Discussion and Analysis,” the Consolidated Financial Statements of Flatbush Federal Bancorp, Inc. and other related notes included in this Annual Report.

Selected Financial Condition Data:	At December 31,
(In thousands)	2008	2007

Total assets	$149,651	$148,839
Loans receivable, net (1)	98,241	101,483
Investment securities (2)	-	6,491
Mortgage-backed securities (2)	32,926	25,351
Cash and cash equivalents	7,678	4,968
Deposits	101,676	102,672
Other borrowings	28,593	28,252
Stockholders’ equity	14,634	15,562

___________________________________
(1) Net of allowance for loan losses and deferred loan fees
(2) Investment securities and mortgage-backed securities are classified as held to maturity

	For the Years Ended
Selected Operating Data:	December 31,
(In thousands, except per share data)	2008	2007

Total interest income	$7,954	$8,990
Total interest expense	3,617	4,360
Net interest income	4,337	4,630
Provision for loan losses	-	2

Non-interest income	327	798
Non-interest expense	4,448	5,509
Income taxes (benefit)	67	(172)
Net income	$149	$89

Net income per share	$0.06	$0.03

Selected Financial Ratios and Other Data:
At or for the Years
Ended December 31,
2008	2007
Performance Ratios:

Return on average assets (1)	0.10%	0.06%
Return on average equity	0.96%	0.57%
Net yield on average interest-earning assets	5.93%	6.31%
Net interest rate spread (2)	2.98%	2.97%
Net interest margin (3)	3.23%	3.25%
Average interest-earning assets to average interest-
bearing liabilities	1.09	x	1.09	x

Capital Ratios:
Average stockholders equity to average assets	10.72%	10.19%
Tier 1 core ratio (to adjusted total assets)	10.86%	10.74%
Total risk-based capital ratio	20.45%	20.93%

Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding	0.19%	0.20%
Non-performing loans to total assets	0.55%	0.05%

Other Data:
Number of full-service offices	3	3

___________________________________
(1) Ratio of net income to average total assets.
(2) The difference between the yield on average interest-earning assets and the cost of average Interest-bearing liabilities
(3) Net interest income divided by average interest-earning assets.

Management’s Discussion and Analysis of Financial Condition
and Results of Operation

Flatbush Federal Bancorp, Inc. (the “Company”) is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association.  The Company’s principal asset is its investment in Flatbush Federal Savings & Loan Association.  The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company.  Following the reorganization, the Company issued a 10% stock dividend on April 25, 2005, and a 10% stock dividend on March 29, 2006 increasing the number of outstanding shares of common stock to shareholders to 1,253,699 and 1,484,208 to its mutual holding company parent.  At December 31, 2008, Flatbush Federal Bancorp, Inc. had consolidated assets of $149.7 million, deposits of $101.7 million and shareholders’ equity of $14.6 million.

General

The results of operations depend primarily on the Company’s net interest income.  Net interest income is the difference between the interest income earned on  interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on  interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts, time deposits and other borrowings. The results of operations also are affected by provisions for loan losses, non-interest income and non-interest expense.  Non-interest income currently consists primarily of fees and service charges, increases to the cash surrender value of bank owned life insurance, gains on the sale of loans and miscellaneous other income (consisting of fees for minimum balance requirements, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks).  Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing, deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses).  The Company’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies

The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  The Company considers allowance for loan losses, benefit plans assumptions and deferred income taxes to be critical accounting policies.

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

The analysis has two components, specific and general allocations.  Specific allocations are made for loans that are determined to be impaired.  Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  The Company also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve.  Actual loan losses may be significantly more than the reserves  established which could have a material negative effect on the Company’s financial results.

Pension Plans Assumptions. Our pension plan costs are calculated using actuarial concepts, as discussed within the requirements of Statement of Financial Accounting Standards (SFAS) No. 87, Employers Accounting for Pensions SFAS No. 132 (R) and as amended by SFAS No. 158, “Employers’ Accounting for Deferred Benefit Pension and Other Post Retirement Plans.” Pension expense and the determination of our projected pension liability are based upon two critical assumptions; the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to Consolidated Financial Statements.

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

Comparison of Financial Condition at December 31, 2008 and 2007

The Company’s total assets at December 31, 2008 were $149.7 million compared to $148.8 million at December 31, 2007, an increase of $900,000, or 0.6%. Mortgage-backed securities increased $7.5 million, or 29.5%, to $32.9 million at December 31, 2008 from $25.4 million as of December 31, 2007. Cash and cash equivalents increased $2.7 million, or 54.0%, to $7.7 million at December 31, 2008 from $5.0 million at December 31, 2007.  As a partial offset, loans receivable decreased $3.3 million, or 3.3%, to $98.2 million at December 31, 2008 from $101.5 million at December 31, 2007. Investment securities totaling $6.5 million at December 31, 2007 were called during the year ended December 31, 2008.

Total deposits decreased $1.0 million, or 1.0%, to $101.7 million at December 31, 2008 from $102.7 million at December 31, 2007.  Deposit outflow was partially attributed to depositors seeking higher deposit rates from competing financial institutions.  Borrowings from the Federal Home Loan Bank of New York increased $341,000, or 1.2%, to $28.6 million at December 31, 2008 from $28.3 million at December 31, 2007.  The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

Total stockholders’ equity decreased $1.0 million to $14.6 million at December 31, 2008 from $15.6 million at December 31, 2007.  The decrease to stockholders’ equity reflects an increase of $1.0 million of accumulated other comprehensive  loss, $24,000 of repurchases of shares under the stock repurchase program and a cumulative-effect adjustment to retained earnings totaling $111,000 related to accounting for certain endorsement split dollar life insurance arrangements. This was partially offset by net income of $149,000, amortization of $26,000 of unearned ESOP shares, amortization of $41,000 of restricted stock awards for the Company’s Stock-Based Incentive Program (the “Plan”) and amortization of $42,000 of stock option awards.

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

On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. This repurchase program was completed on December 7, 2007.  On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company’s outstanding shares of common stock.  Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions.  Repurchased stock will be held as treasury stock and will be available for general corporate purposes.  As of December 31, 2008, a total of 61,750 shares have been acquired at a weighted average price of $7.17 per share pursuant to both stock repurchase programs.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

General.  Net income increased by $60,000, or 67.4%, to $149,000 for the year ended December 31, 2008 from $89,000 for the year ended December 31, 2007. Lower yields on interest earning assets, partially offset by lower costs of deposits and borrowings, caused the Company’s net interest margin to decline by 2 basis points from 3.25% in 2007 to 3.23% in 2008.

Interest Income.  Interest income decreased by $1.0 million or 11.1%, to $8.0 million for the year ended December 31, 2008 from $9.0 million for the year ended December 31, 2007.  The decrease in interest income resulted from decreases of $800,000 from loans receivable, $200,000 from investment securities, and $48,000 from other interest earning assets. Interest income from mortgage-backed securities did not significantly change. In addition, the decrease in interest income was attributable to a 38 basis point decrease in the average yield on interest earning assets to 5.93% for the year ended December 31, 2008 from 6.31% for the year ended December 31, 2007.  In addition, the average balance of interest earning assets decreased to $134.1 million for the year ended December 31, 2008 from $142.4 million for the year ended December 31, 2007.

Interest income on loans receivable decreased $800,000 or 11.6%, to $6.1 million for the year ended December 31, 2008 from $6.9 million for the comparable period in 2007.  The decrease resulted from a lower average yield of 6.30% on an average balance of $97.3 million for the year ended December 31, 2008, from 6.64% on an average balance of $104.0 million for the year ended December 31, 2007.

Interest income from mortgage-backed securities increased $200, or 0.01%, to $1.5 million for the year ended December 31, 2008 from $1.5 million for the year ended December 31, 2007.  This increase reflects a $600,000 increase in the average balance of mortgage-backed securities to $27.1 million for the year ended December 31, 2008 from $26.5 million for the same period in 2007.  As a partial offset, the average yield decreased by 13 basis points to 5.36% for the year ended December 31, 2008 from 5.49% for the year ended December 31, 2007.

Interest income from investment securities decreased $217,000, or 45.5%, to $260,000 for the year ended December 31, 2008 from $477,000 for the year ended December 31, 2007.  The decrease resulted from a decrease of $4.7 million in the average balance in investment securities to $3.8 million for the year ended December 31, 2008 from an average balance of $8.5 million for the year ended December 31, 2007. This decrease was partially offset by an increase of 119 basis points to 6.82% in the average yield for the year ended December 31, 2008 from 5.63% in the average yield for the year ended December 31, 2007.

Interest income on other interest-earning assets, primarily interest-earning deposits, and federal funds sold, decreased $48,000, or 30.2%, to $111,000 for the year ended December 31, 2008 from $159,000 for the year ended December 31, 2007.  The decrease was attributable to the decrease of average yield on other interest earning assets by 268 basis point to 1.88% for the year ended December 31, 2008 from 4.56% for the year ended December 31, 2007. However, as a partial offset, the average balance of $5.9 million for the year ended December 31, 2008 increased $2.4 million from $3.5 million for the year ended December 31, 2007.

Interest Expense.  Total interest expense decreased $800,000, or 18.18%, to $3.6 million for the year ended December 31, 2008 from $4.4 million for the year ended December 31, 2007.  The decrease in interest expense resulted from a decrease of 28 basis points in the average cost of deposits to 2.57% for the year ended December 31, 2008 from 2.85% for the year ended December 31, 2007 and the $4.5 million decrease in the average balance of interest-bearing deposits to $96.6 million for the year ended December 31, 2008 from $101.1 million for the year ended December 31, 2007. In addition, the decrease in interest expense resulted from a decrease of $3.6 million in the average balance of Federal Home Loan Bank of New York advances to $25.9 million, with an average cost of 4.36%, for the year ended December 31, 2008, compared to $29.5 million and 5.03% for the year ended  December 31, 2007.  The average balance of certificates of deposit decreased by $2.5 million to $61.6 million with an average cost of 3.84% in 2008, as compared with an average balance of $64.1 million with an average cost of 4.29% in 2007.  The average balance for savings and club accounts decreased by $2.0 million to $34.6 million with an average cost of 0.34% in 2008, as compared to $36.6 million with an average cost of 0.35% in 2007.  The average balance of interest-bearing demand deposits decreased to $437,000 with an average cost of 0.35% in 2008 from $491,000 with an average cost of 0.36% in 2007.

Net Interest Income.  Net interest income decreased $300,000, or 6.52%, to $4.3 million for 2008 from $4.6 million for 2007.  The Company’s interest rate spread increased by one basis point to 2.98% in 2008 from 2.97% in 2007.  Additionally, the Company’s interest margin decreased by two basis points to 3.23% in 2008 from 3.25% in 2007.

Provision for Loan Losses.  The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.  Based on its evaluation of these factors, management made a provision of $65 for the year ended December 31, 2008, as compared to a provision of $2,000 for the year ended December 31, 2007.  For the year ended December 31, 2007, the provision for loan losses was established to address probable and estimable losses in the SBA loan portfolio as well as inherent losses that are probable and estimable in the larger loan portfolio. For the same period during 2008, loans receivable decreased $3.3 million, which includes a decrease in one to four family residential loans of $5.2 million, a decrease in SBA loans of $67,000 and an increase in construction loans and commercial real estate loans of $3.1 million and $2.7 million respectively,  Management used the same methodology and generally similar assumptions in assessing the allowance for both years.  The allowance for loan losses was $191,000, or 0.19%, of loans outstanding at December 31, 2008, as compared with $202,000, or 0.20% of loans outstanding at December 31, 2007.  The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

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

Non-Interest Income.  Non-interest income decreased by $471,000, or 59.02%, to $327,000 in 2008 from $798,000 in 2007. This decrease was primarily due to the proceeds of $500,000 received during the year ended December 31, 2007 from a life insurance policy the Association owned of the life of Anthony J. Monteverdi, as well as a decrease of $17,000 in fees and service charges. In 2008, the Company experienced diminished activity in fee generating transactions, such as ATM and other transaction fees resulting in an decrease of $17,000 in fees and service charges.  This decrease was partially offset by increases of $9,000 of BOLI investment income and $37,000 of miscellaneous income.

Non-Interest Expense.  Non-interest expense decreased by $1.1 million to $4.4 million in 2008 from $5.5 million in 2007.  The increase was caused primarily by decreases in salary and employee benefits to $2.3 million in 2008 from $3.0 million in 2007, director’s compensation to $191,000 in 2008 from $471,000 in 2007, professional fees to $308,000 from $350,000, net occupancy expense to $477,000   from $501,000, equipment expense to $499,000 from $515,000 and other insurance premiums from $142,000 from $151,000. Salary and employee benefits decreased $700,000, or 23.3%, to $2.3 million for the year ended December 31, 2008, from $3.0 million for the same period in 2007. The decrease to salary and employee benefits was primarily due to the implementation of a voluntary separation program and reduction in force program that resulted in a one-time expense of $453,000. Director’s compensation decreased $280,000, or 59.44%, to $191,000 for the year ended December 31, 2008 from $471,000 for the same period in 2007 primarily due to a $221,000 expense during the year ended December 31, 2007, for the accelerated vesting of stock options and restricted stock following the death of the Company’s former CEO and President Anthony J. Monteverdi.  Professional fees decreased $42,000 to $308,000 for the year ended December 31, 2008, from $350,000 for the same period in 2007, primarily due to the additional legal services required for the amended pension plan and the voluntary separation plan, as well as other normal banking operations, and additional accounting fees for compliance with Section 404 of the Sarbanes-Oxley Act during the year ended December 31, 2007. As a partial offset, other expenses increased to $518,000 during the year ended December 31, 2008 from $502,000 during the year ended December 31, 2007.

Income Tax Expense.  The provision for income taxes increased $239,000 to a tax expense of $67,000 in 2008 from a tax benefit of $172,000 in 2007.  The increase in the income tax expense is primarily due to the income before taxes of $215,000 in 2008 compared with the loss before taxes of $83,000 in 2007, and the non-taxability of the $500,000 of life insurance proceeds received in 2007.

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

			Years Ended December 31,
	At December 31, 2008		2008				2007
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$98,241	6.21%	$97,312	$6,130		6.30%	$103,981	$6,902		6.64%
Mortgage-backed securities	32,926	5.32%	27,073	1,452		5.36%	26,464	1,452		5.49%
Investment securities(2) (3)	1,522	0.00%	3,819	260		6.82%	8,471	477		5.63%
Other interest-earning assets	5,067	0.05%	5,936	112		1.88%	3,488	159		4.56%
Total interest-earning assets	137,756	5.70%	134,140	7,954		5.93%	142,404	8,990		6.31%

Non-interest earning assets	11,895		10,672				10,733

Total assets	$149,651		$144,812				$153,137

Interest-bearing liabilities:
NOW accounts	$504	0.30%	$437	2		0.35%	$491	2		0.36%
Savings and club	33,587	0.34%	34,555	118		0.34%	36,582	127		0.35%
Certificates of deposit	63,716	3.65%	61,634	2,366		3.84%	64,065	2,749		4.29%
Total interest-bearing deposits	97,807	2.50%	96,626	2,486		2.57%	101,138	2,878		2.85%

Federal Home Loan Bank Advances	28,593	3.81%	25,927	1,131		4.36%	29,460	1,482		5.03%
Total interest-bearing liabilities	126,400	2.79%	122,553	3,617		2.95%	130,598	4,360		3.34%

Non-interest bearing liabilities:
Demand deposit	3,868		3,909				4,088
Other liabilities	4,748		2,833				2,849
Total non-interest-bearing liabilities	8,617		6,742				6,937
Total liabilities	135,017		129,295				137,535

Stockholders’ Equity	14,634		15,517				15,602
Total liabilities and equity	$149,651		$144,812				$153,137
Net interest income				$4,337				$4,630
Interest rate spread(4)		2.91%				2.98%				2.97%
Net interest-earning assets	$11,355		$11,588				$11,806
Net interest margin(5)						3.23%				3.25%
Ratio of interest earning assets to interest bearing liabilities				1.09	x			1.09	x
_________________________________
(1)	Loans receivable are net of the allowance for loan losses.
(2)	None of the reported income is exempt from Federal income taxes.
(3)	Includes stock in Federal Home Loan Bank of New York.
(4)	Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of interest earning assets.

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

	Years Ended December 31,
	2008 vs. 2007
	Increase/(Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(In thousands)
Interest income:
Loans receivable	$(429)	$(342)	$(771)
Mortgage-backed securities	33	(33)	-
Investment securities	(353)	136	(217)
Other interest-earning assets	45	(93)	(48)

Total interest income	(704)	(332)	(1,036)

Interest expense:
Demand deposits	-	-	-
Passbook and club accounts	(6)	(3)	(9)
Certificates of deposit	(102)	(281)	(383)
Federal Home Loan Bank advances	(132)	(219)	(351)

Total interest expense	(240)	(503)	(743)

Net interest income	$(464)	$171	$(293)

Management of Market Risk

General.  The majority of the Company’s assets and liabilities are monetary in nature.  Consequently, the most significant form of market risk is interest rate risk.  The Company’s assets, consisting primarily of mortgage loans, have longer maturities than its liabilities, consisting primarily of deposits and borrowings.  As a result, a principal part of the business strategy is to manage interest rate risk and reduce the exposure of net interest income to changes in market interest rates.  Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the assets and liabilities, for determining the level of risk that is appropriate given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.  Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review the asset/liability policies and interest rate risk position.

The Company has sought to manage its interest rate risk in order to minimize the exposure of  earnings and capital to changes in interest rates.  During the low interest rate environment that has existed in recent years, the Company has implemented the following strategies to manage its interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents; (ii)

offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans and construction loans, and short-term fixed rate home equity loans. Cash and cash equivalents, deposits and borrowings from Federal Home Loan Bank may be used to fund loan commitments, investments and other general corporate purposes.  By investing in short-term, liquid instruments, management believes the Company is better positioned to react to increases in market interest rates.  However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments.  Thus, during the recent sustained period of declining interest rates, the strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments.  As a direct result of the 2003 reorganization, the Company’s capital increased.  This position provided management greater flexibility to manage interest rate risk.

Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off-balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates.  The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value.  The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value.  Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments.  However, given the current low level of market interest rates, the Company did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points.  A basis point equals one-hundredth of one percent, and 100 basis points equals one percent.  An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.  The Office of Thrift Supervision provides the results of the interest rate sensitivity model, which is based on information provided to the Office of Thrift Supervision to estimate the sensitivity of the Company’s net portfolio value.

The table below sets forth, as of December 31, 2008 an interest rate sensitivity report of net portfolio value and the estimated changes in the net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

Change in	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets
Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)
+300	$11,432	$(5,750)	(33)%	7.77%	-324	bp
+200	$14,350	$(2,832)	(16)%	9.50%	-151	bp
+100	$16,421	$(761)	(4)%	10.65%	-36	bp
+50	$16,930	$(252)	(1)%	10.90%	-10	bp
0	$17,182	-	-	11.01%	-
-50	$17,117	$(65)	-%	10.93%	-8	bp
-100	$16,831	$(351)	(2)%	10.74%	-27	bp

The table above indicates that at December 31, 2008, in the event of a 100 basis point decrease in interest rates, the Company would experience a 2% decrease in net portfolio value.  In the event of a 100 basis point increase in interest rates, the Company would experience a 4% decrease in net portfolio value.

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

Liquidity.  The Company maintains liquid assets at levels considered adequate to meet its liquidity needs.  The liquidity ratio averaged 8.45% for the year ended December 31, 2008.  Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities.  As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2008, cash and cash equivalents totaled $7.7 million.

The Company’s primary sources of liquidity are deposits, borrowings, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by competition.  Interest rates on deposits are set to maintain a desired level of total deposits.  In addition, excess funds are invested in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A significant portion of the Company’s liquidity consists of cash and cash equivalents, which are a product of management’s operating, investing and financing activities.  At December 31, 2008, $7.7 million of assets were invested in cash and cash equivalents.  The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts.  As of December 31, 2008, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $1.0 million to $101.7 million at December 31, 2008 from $102.7 million as of December 31, 2007.

Liquidity management is both a daily and long-term function of business management.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds.  At December 31, 2008, the Company had $28.6 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $74.5 million.

At December 31, 2008, the Company had outstanding commitments to originate loans of $2.7 million. At December 31, 2008, certificates of deposit scheduled to mature in less than one year totaled $49.5 million.  Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case.  In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as

Federal Home Loan Bank of New York advances in order to maintain the Company’s level of assets.  Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents.  In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Company’s contractual obligations at December 31, 2008, excluding interest in FHLB Advances at a weighed average cost of 3.81% and Certificates of Deposit at a weighted average cost of 3.65%, and an anticipated contribution to the Defined Benefit Pension of $1,000,000:

	Payment Due by Period
Contractual		Less than	More than	More than
Obligations	Total	One year	One year to	Three years	More than
			Three years	to Five years	Five years
	(in thousands)
FHLB
Advances	$28,593	$21,242	$6,269	$1,082	$-

Certificates of
Deposit	63,716	49,478	7,411	6,729	98

Lease Obligations	727	93	190	194	250

Total	$93,036	$70,813	$13,870	$8,005	$348

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund loans. These commitments totaled $2.7 million, which expire in three months or less. See Note 14 to Consolidated Financial Statements for more information.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increased cost of the Company’s operations.  Unlike industrial companies, the Company’s assets and liabilities are primarily monetary in nature.  As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Flatbush Federal Bancorp, Inc.
Brooklyn, New York

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc, and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
March 27, 2009

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,
	2008	2007

Assets

Cash and amounts due from depository institutions	$2,611,611	$1,830,973
Interest-earning deposits in other banks	2,966,877	686,607
Federal funds sold	2,100,000	2,450,000

Cash and Cash Equivalents	7,678,488	4,967,580

Investment securities held to maturity, fair value of $ - in 2008 and $6,499,390 in 2007	-	6,491,188
Mortgage-backed securities held to maturity, fair value of $33,975,054 in 2008 and $25,205,441 in 2007	32,926,053	25,350,593
Loans receivable, net of allowance for loan losses of $190,630 in 2008 and $202,388 in 2007	98,240,898	101,482,925
Premises and equipment	2,616,747	2,778,177
Federal Home Loan Bank of New York stock	1,521,600	1,512,900
Accrued interest receivable	617,235	698,270
Bank owned life insurance	4,060,415	3,901,624
Other assets	1,989,544	1,655,244

Total Assets	$149,650,980	$148,838,501

Liabilities and Stockholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$3,868,320	$3,835,685
Interest bearing	97,807,392	98,835,840
Total Deposits	101,675,712	102,671,525
Advances from Federal Home Loan Bank of New York	28,592,884	28,252,084
Advance payments by borrowers for taxes and insurance	764,797	421,399
Other liabilities	3,983,403	1,931,875

Total Liabilities	135,016,796	133,276,883

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares (2008 and 2007); outstanding (2008) 2,737,907 shares and (2007) 2,744,597 shares	27,998	27,998
Paid-in capital	12,514,942	12,441,913
Retained earnings	5,154,812	5,117,100
Unearned employees’ stock ownership plan (ESOP) shares	(513,731)	(548,605)
Treasury stock, 61,750 and 55,060 shares, respectively	(442,984)	(418,650)
Accumulated comprehensive loss	(2,106,853)	(1,058,138)

Total Stockholders’ Equity	14,634,184	15,561,618

Total Liabilities and Stockholders’ Equity	$149,650,980	$148,838,501

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2008	2007
Interest Income

Loans, including fees	$6,130,270	$6,902,345
Investment securities held to maturity	260,272	476,726
Mortgage-backed securities held to maturity	1,451,774	1,451,580
Other interest-earning assets	111,457	159,144

Total Interest Income	7,953,773	8,989,795

Interest Expense
Deposits	2,486,096	2,877,376
Borrowings	1,131,043	1,482,150

Total Interest Expense	3,617,139	4,359,526

Net Interest Income	4,336,634	4,630,269

Provision for Loan Losses	65	2,101

Net Interest Income after Provision for Loan Losses	4,336,569	4,628,168

Non-Interest Income

Fees and service charges	119,864	136,984
Bank owned life insurance	158,791	149,981
Life insurance proceeds	-	500,000
Other	48,344	10,815

Total Non-Interest Income	326,999	797,780

Non-Interest Expenses

Salaries and employee benefits	2,314,616	3,018,753
Net occupancy expense of premises	476,426	500,538
Equipment	498,502	514,739
Directors’ compensation	190,889	471,323
Professional fees	308,115	349,799
Insurance premiums	141,639	151,336
Other	517,963	502,015

Total Non-Interest Expenses	4,448,150	5,508,503

Income (Loss) before Income Tax (Benefit)	215,418	(82,555)

Income Tax Expense (Benefit)	66,860	(171,970)

Net IncomeIncome	$148,558	$89,415

Net Income per Common Share
Basic and diluted	$0.06	$0.03

Weighted Average Number of Shares Outstanding
Basic and diluted	2,663,633	2,659,352

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2006	$27,998	$12,072,156	$5,027,685	$(583,479)	$(294,925)	$(1,203,258)	$15,046,177

Comprehensive Income:
Net income	-	-	89,415	-	-	-	89,415
Benefit Plans, net of deferred income taxesof $104,441	-	-	-	-	-	145,120	145,120
Comprehensive income							234,535
Purchase of 18,720 shares of treasury stock	-	-	-	-	(123,725)	-	(123,725)
Amortization of MRP	-	175,873	-	-	-	-	175,873
Stock Option expense	-	193,651	-	-	-	-	193,651
ESOP shares committed to be released	-	233	-	34,874	-	-	35,107

Balance - December 31, 2007	27,998	12,441,913	5,117,100	(548,605)	(418,650)	(1,058,138)	15,561,618

Comprehensive Loss:
Net income	-	-	148,558	-	-	-	148,558
Benefit Plans, net of deferred income tax benefit of $754,732	-	-	-	-	-	(1,048,715)	(1,048,715)
Comprehensive loss							(900,157)
Purchase of 6,690 shares of treasury stock	-	-	-	-	(24,334)	-	(24,334)
Amortization of MRP	-	40,584	-	-	-	-	40,584
Stock Option expense	-	41,664	-	-	-	-	41,664
ESOP shares committed to be released	-	(9,219)	-	34,874	-	-	25,655
Split dollar benefit	-	-	(110,846)	-	-	-	(110,846)

Balance - December 31, 2008	$27,998	$12,514,942	$5,154,812	$(513,731)	$(442,984)	$(2,106,853)	$14,634,184

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007
Cash Flows from Operating Activities
Net income	$148,558	$89,415
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of premises and equipment	182,591	181,321
Net amortization of premiums, discounts and deferred loan fees and costs	54,101	(49,421)
Increase in deferred income taxes	119,273	164,924
Provision for loan losses	65	2,101
ESOP shares committed to be released	25,655	35,107
MRP amortization	40,584	175,873
Stock option amortization	41,664	193,651
Decrease in accrued interest receivable	81,035	38,254
Increase in cash surrender value of bank owned life insurance	(158,791)	(123,431)
Decrease (increase) in other assets	301,159	(510,756)
Decrease (increase) in other liabilities	137,235	(678,759)

Net Cash Provided by (Used in) Operating Activities	973,129	(481,721)

Cash Flows from Investing Activities

Proceeds from calls and maturities of investment securities held to maturity	6,500,000	500,000
Principal repayments on mortgage-backed securities held to maturity	3,148,324	4,070,480
Purchase of mortgage-backed securities held to maturity	(10,815,749)	(2,682,323)
Purchases of loan participation interests	(6,092,804)	(3,083,164)
Net change in loans receivable	9,363,818	7,863,917
Addition to premises and equipment	(21,161)	(57,977)
(Purchase) redemption of Federal Home Loan Bank of New York stock	(8,700)	86,200

Net Cash Provided by Investing Activities	2,073,728	6,697,133

Cash Flows from Financing Activities

Net decrease in deposits	(995,813)	(2,969,814)
Advances from Federal Home Loan Bank of New York	8,000,000	4,300,000
Repayment of advances from Federal Home Loan Bank of New York	(7,659,200)	(1,534,495)
Net change to short-term borrowings	-	(5,000,000)
Increase in advance payments by borrowers for taxes and insurance	343,398	73,316
Purchase of treasury stock	(24,334)	(123,725)

Net Cash Used in Financing Activities	(335,949)	(5,254,718)

Net Increase in Cash and Cash Equivalents	2,710,908	960,694

Cash and Cash Equivalents – Beginning	4,967,580	4,006,886

Cash and Cash Equivalents – Ending	$7,678,488	$4,967,580

Supplementary Cash Flows Information
Interest paid	$3,617,552	$4,348,359

Income taxes, net of refunds	$13,569	$264,349

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

The consolidated financial statements include accounts of the Company, Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary, Flatbush REIT, Inc. (the “REIT”), a corporation principally engaged in investing in loans secured by real estate.  The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany accounts and transactions have been eliminated in consolidation.  At December 31, 2008 and 2007, 54.21% and 54.08%, respectively, of the Company’s common stock is owned by Flatbush Federal MHC, a mutual holding company.

The Company’s primary business is the ownership and operation of the Association.  The Association’s principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities.  One-to-four family residential real estate in the Association’s market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments.  Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts.  The primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

The Association’s lending area is concentrated in the neighborhoods surrounding the Association’s office locations in Brooklyn, New York.  Most of the deposit customers are residents of the greater New York metropolitan area.

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

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association’s allowance for loan losses.  Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

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

Note 1 - Summary of Significant Accounting Policies (Continued)

Investments and Mortgage-Backed Securities

Investments in debt securities that the Association has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost.  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings.  Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive loss component of stockholders’ equity.

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

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York (“FHLB”) stock, which represents required investment in the common stock of a correspondent bank, is carried at cost and as of December 31, 2008 and 2007, consists of the common stock FHLB.

Management evaluates the FHLB stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.  Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2008

Loans Held for Sale

Mortgage loans originated and intended for sale, primarily to the Federal Home Loan Bank of New York (“FHLB”) under the Mortgage Partnership Finance Program, are carried at the lower of cost or

Note 1 - Summary of Significant Accounting Policies (Continued)

estimated market value in the aggregate.  Net unrealized losses are recognized through a valuation allowance by a charge to income.  At December 31, 2008 and 2007, there were no loans held for sale.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs.  The Association defers loan origination fees and certain direct loan origination costs and accretes/amortizes such amounts as an adjustment of yield over the contractual lives of the related loans.

Interest is recognized by use of the accrual method.  An allowance for uncollectible interest on loans is maintained based on management’s evaluation of collectibility.  The allowance is established by a charge to interest income.  Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable.  Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions.  The Association utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio.  The Association maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans.  Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers.  Specific loan loss allowances are established for identified loans based on a review of such information.  A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Association will be unable to collect all amounts due according to the contractual terms of the loan agreement.  All loans identified as impaired are evaluated independently.  The Association does not aggregate such loans for evaluation purposes.  Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

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

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effected interest rate or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan that is evaluated for impairment is deemed to be impaired when, based on the current information and events, it is probable that the

Note 1 - Summary of Significant Accounting Policies (Continued)

Association will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Association does not aggregate such loans for evaluation purposes. Payments received on impaired are applied to principal. The Association had no loans deemed to be impaired at December 31, 2008 and had one loan deemed to be impaired at December 31, 2007.

Concentration of Risk

The Association’s lending activities are concentrated in loans secured by real estate located in the State of New York.

Advertising

Advertising expense, in the amount of $21,000 and $16,000, is recorded as incurred during the years ended December 31, 2008 and 2007, respectively, and included in other non-interest expenses.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and building, building improvements, leasehold improvements and furniture, fixtures and equipment, at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

Years
Building and improvements	5 – 50
Leasehold improvements	Shorter of term of lease or useful life
Furniture, fixtures and equipment	5 – 10

Significant renewals and betterments are charged to the premises and equipment account.  Maintenance and repairs are charged to expense in the year incurred.  Rental income is netted against occupancy expense in the consolidated statements of income.

Bank Owned Life Insurance (BOLI)

The Company invested $3,600,000 in BOLI to help offset the rising cost of employee benefits.  BOLI is accounted for using the cash surrender value method and is recorded at its realizable value.  The change in the net asset of approximately $159,000 and $123,000 for the years ended December 31, 2008 and 2007, respectively, was recorded as other non-interest income.

On January 1, 2008, the Company changed its accounting policy and recognized a cumulative effect adjustment to retained earning totaling $110,846 related to accounting for certain endorsement split-dollar life insurance arrangements in connection with the adoption of Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.”

Income Taxes

The Company and the Association file consolidated federal, state and city income tax returns. Income taxes are allocated to the Company and the Association based upon the contribution of their

Note 1 - Summary of Significant Accounting Policies (Continued)

respective income or loss to the consolidated return.  The REIT files a separate federal, state and city income tax return and pays its own taxes.

Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the tax return differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized.

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”  The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”  The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified.  Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2008.  Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income.  The amount of interest and penalties for the years ended December 31, 2008, and 2007 was immaterial.  The tax years subject to examination by the taxing authorities are the years ended December 31, 2007, 2006, 2005, 2004, and 2003.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48”. FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  FSP FIN 48-1 is effective retroactively to January 1, 2007.  The implementation of this standard did not have a material impact on consolidated financial position or results of operations.

Benefit Plans

The Company has a non-contributory defined benefit pension plan covering all eligible employees.  The benefits are based on years of service and employees’ compensation.  The benefit plan is funded in conformance with funding requirements of applicable government regulations.  Prior services costs for the defined plan generally are amortized over the estimated remaining service periods of employees.  The Company also has an unfunded Postretirement Benefit Plan, Supplemental Retirement Plan for executives and a Directors Retirement plan.

The Company uses the corridor approach in the valuation of the defined benefit plan and other plans.  The corridor approach defers all actuarial gains and losses resulting from variances between actual

Note 1 - Summary of Significant Accounting Policies (Continued)

results and economic estimates or actuarial assumptions.  For the defined benefit pension plan, these unrecognized gains and losses are amortized when net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year.

Stock-Based Compensation Plans

The Company has two stock-related compensation plans, including stock options and restricted stock plans, which are described in Note 11 to the Company’s Consolidated Financial Statements.  Through December 31, 2005, the Company accounted for its stock option and employee stock purchase plans using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25,  “Accounting for Stock Issued to Employees,” (“APB No. 25”) and related interpretations for these plans.  Under APB No. 25, generally, when the exercise price of the Company’s stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized.  The Company adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R) “Accounting for Stock-Based Compensation”, using the modified-prospective transition method, beginning on January 1, 2006 and therefore, began to expense the fair value of all options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all share-based compensation granted subsequent to December 31, 2006, over its requisite service periods.

SFAS No. 123R also requires the benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense to be reported as a financing cash flow rather than an operating cash flow, as previously required.  In accordance with Staff Accounting Bulletin (“SAB”) No. 107, the Company classified share-based compensation for employee and non-employee directors to correspond with the same line item as the cash compensation paid to employees.

Options vest over an eight-year service period.  Compensation expense recognized for all options is recognized over the awards’ respective requisite service periods.  The fair values relating to all options granted prior to calendar 2005 were estimated using the Black-Scholes option pricing model.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  The Company used historical exercise dates based on the age at grant of the option holder to estimate the options’ expected term, which represent the period of time that the options granted are expected to be outstanding.  The Company anticipated the future option holding periods to be similar to the historical option holding periods.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.  There were no options granted during the years ended December 31, 2008 and 2007.

Interest-Rate Risk

The Association is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and, to a lesser extent, to purchase investment and mortgage-backed securities.  The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.  In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income.  For this reason, management regularly monitors the maturity structure of the Association’s interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Reclassification

Certain amounts as of and for the year ended December 31, 2007 have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on net income.

Note 2 - Investment Securities Held to Maturity

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government (including agencies):
Due after one year through five years	$-	$-	$-	$-
Due after five years through ten years	2,494,643	5,050	183	2,499,510
Due after ten years	3,996,545	3,455	120	3,999,880

	$6,491,188	$8,505	$303	$6,499,390

The age of unrealized losses and fair value of related investment securities held to maturity are as follows:

	Less than 12 months		12 months or more		Total
December 31, 2007:	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Due after one year through five years	$-	$-	$-	$-	$-	$-
Due after five years through ten years	-	-	499,690	183	499,690	183
Due after ten years	-	-	1,999,880	120	1,999,880	120

	$-	$-	$2,499,570	$303	$2,499,570	$303

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

There were no sales of investment securities held to maturity during the years ended December 31, 2008 and 2007.  At December 31, 2007, securities callable within one year amounted to $6,500,000, which were called during the year ended December 31, 2008.

Note 3 - Mortgage-Backed Securities Held to Maturity

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$3,202,284	$89,276	$16,043	$3,275,517
Federal National Mortgage Association	23,379,580	823,094	76	24,202,598
Federal Home Loan Mortgage Corporation	6,344,189	166,039	13,289	6,496,939

	$32,926,053	$1,078,409	$29,408	$33,975,054

Note 3 - Mortgage-Backed Securities Held to Maturity (Continued)

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$2,654,444	$7,275	$18,197	$2,643,522
Federal National Mortgage Association	18,524,267	95,233	174,454	18,445,046
Federal Home Loan Mortgage Corporation	4,171,882	14,659	69,668	4,116,873

	$25,350,593	$117,167	$262,319	$25,205,441

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
Government National Mortgage Association	$836,673	$16,043	$-	$-	$836,673	$16,043
Federal National Mortgage Association	19,010	76	-	-	19,010	76
Federal Home Loan Mortgage Corporation	659,094	11,175	325,457	2,114	984,551	13,289

	$1,514,777	$27,294	$325,457	$2,114	$1,840,130	$29,408

December 31, 2007:
Government National Mortgage Association	$-	$-	$2,257,546	$18,197	$2,257,546	$18,197
Federal National Mortgage Association	-	-	12,533,169	174,454	12,533,169	174,454
Federal Home Loan Mortgage Corporation	331,165	2,145	2,382,922	67,523	2,714,087	69,668

	$331,165	$2,145	$17,173,637	$260,174	$17,504,802	$262,319

Note 3 - Mortgage-Backed Securities Held to Maturity (Continued)

At December 31, 2008, management has concluded that the unrealized losses above (which related to six Government National Mortgage Association, one Federal National Mortgage Association and three Federal Home Loan Mortgage Corporation securities) are temporary in nature since they are primarily related to market interest rates and not related to the underlying credit quality of the issuer of the securities.  Additionally, the Association has the intent and ability to hold these investments for a time necessary to recover the amortized cost.

The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2008, by contractual maturity, are shown below.  Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	Amortized Cost	Estimated Fair Value
Due within one year	$389	$397
Due after one year through five years	897,450	901,659
Due after five years through ten years	241,174	245,638
Due after ten years	31,787,040	32,827,360
	$32,926,053	$33,975,054

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2008 and 2007.

At December 31, 2008 and 2007 mortgage-backed securities with amortized cost of $15,607,370 and $11,581,000, respectively, and fair value of $16,387,739, and $11,426,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

Note 4 - Loans Receivable

	December 31,
	2008	2007
Real estate mortgage:
One to four family	$77,578,705	$82,826,824
Multi family	1,994,127	1,343,442
Commercial	10,746,572	7,955,482

	90,319,404	92,125,748

Real estate construction	15,102,184	12,038,775

Small Business Administration guaranteed	-	67,026

Consumer:
Home equity loans	117,470	143,658
Passbook or certificate	60,636	72,758
Credit cards	51,482	48,229

	229,588	264,645

Total Loans	105,651,176	104,496,194

Loans in process	7,083,557	2,645,738
Allowance for loan losses	190,630	202,388
Deferred loan fees, net	136,091	165,143

	7,410,278	3,013,269

	$98,240,898	$101,482,925

At December 31, 2008 and 2007, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $827,000 and $77,000, respectively.  Interest income on such loans is recognized only when actually collected.  During the years ended December 31, 2008 and 2007, the Association recognized no interest income on these loans subsequent to their non-accrual status.  Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $21,000 and $10,000 for the years ended December 31, 2008 and 2007, respectively.  The Association is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.

Note 4 - Loans Receivable (Continued)

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,
	2008	2007
Balance, beginning	$202,388	$200,347
Provision charged to operations	65	2,101
Mortgage participation program	512	555
Charge-offs	(12,335)	(615)

Balance, ending	$190,630	$202,388

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

	December 31,
	2008	2007
Loans with recorded allowances	$-	$77,215
Related allowance for loan losses	-	25,277

Net Impaired Loans	$-	$51,938

During the years ended December 31, 2008 and 2007, the average investment in impaired loans, all of which are on nonaccrual, was $24,000 and $72,000, respectively.  No interest income was collected on these loans during the years ended December 31, 2008 and 2007, respectively.

The Association has granted loans to its directors and officers and to their associates.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.  The aggregate dollar amount of these loans was $857,000 and $365,000 at December 31, 2008 and 2007, respectively.  During the year December 31, 2008, a new related party loan was made in the amount of $510,000 and $18,000 of repayments were made.

Note 5 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program.  The conditions for sale include a credit enhancement liability as determined at the time of sale.  The FHLB pays the Association a fee for credit enhancement as the loans are paid down.  At December 31, 2008 and 2007, the contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements.  The total loans serviced under this program amounted to approximately $484,000 and $528,000 at December 31, 2008 and 2007, respectively, which amounts are also not included in the consolidated financial statements.  In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 10). No loans were sold to the FHLB during the years ended December 31, 2008 and 2007.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $5,000 and $175 at December 31, 2008 and 2007, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 6 - Premises and Equipment

	December 31,
	2008	2007
Land	$919,753	$919,753

Buildings and improvements	2,368,327	2,368,327
Accumulated depreciation	(954,633)	(857,976)

	1,413,694	1,510,351

Leasehold improvements	203,518	203,518
Accumulated amortization	(83,058)	(66,992)

	120,460	136,526

Furniture, fixtures and equipment	474,531	453,370
Accumulated depreciation	(311,691)	(241,823)

	162,840	211,547

	$2,616,747	$2,778,177

Note 7 - Accrued Interest Receivable

	December 31,
	2008	2007
Loans	$469,549	$513,354
Investment securities held to maturity	-	74,701
Mortgage-backed securities held to maturity	147,686	110,215

	$617,235	$698,270

Note 8 – Deposits

	December 31,
	2008		2007
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand deposits:
Non-interest bearing	$3,868,320	0.00%	$3,835,685	0.00%
NOW	504,030	0.30%	418,146	0.30%
	4,372,350		4,253,831

Passbook and club accounts	33,587,575	0.34%	34,692,684	0.34%
Certificates of deposit	63,715,787	3.65%	63,725,010	4.38%

	$101,675,712	2.40%	$102,671,525	2.83%

The scheduled maturities of certificates of deposit are as follows (in thousands):

	December 31,
	2008	2007
One year or less	$49,478	$48,018
After one to three years	7,411	10,150
After three years	6,827	5,557

	$63,716	$63,725

Certificates of deposit with balances of $100,000 or more totaled approximately $20,315,000 and $17,884,000 at December 31, 2008 and 2007, respectively.

Note 8 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2008	2007
Demand	$1,545	$1,759
Passbook and club	117,965	126,871
Certificates of deposit	2,366,586	2,748,746

	$2,486,096	$2,877,376

Note 9 - Advances from Federal Home Loan Bank of New York

	December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Amortizing Loans:
Principal repayment in
Years ended December 31,
2008	$-	-%	$1,659,200	4.85%
2009	1,742,403	4.85	1,742,403	4.85
2010	1,808,897	4.85	1,808,897	4.85
2011	1,460,008	4.80	1,460,008	4.80
2012	1,034,954	4.78	1,034,954	4.78
2013	46,622	5.25	46,622	5.25
Total amortizing loans	6,092,884	4.83%	7,752,084	4.83%

	December 31,
	2008		2007
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Term loans:
Due within one year	19,500,000	3.47%	6,000,000	4.72%
After one year, but within two years	1,000,000	4.56	13,500,000	4.46
After two years, but within three years	2,000,000	3.66	1,000,000	4.65
Total Term Loans	22,500,000	3.54%	20,500,000	4.55%

Total Advances	$28,592,884	3.81%	$28,252,084	4.63%

The carrying value of collateral pledged for the above advances was as follows (in thousands):

	December 31,
	2008	2007
Loans receivable	$58,874	$66,622
Mortgage-backed securities	15,994	11,581
Investment securities	-	4,500

	$74,868	$82,703

Note 10 - Regulatory Capital

The Association is subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined).  The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Association’s capital levels at the dates presented:

	December 31,
	2008	2007
	(In Thousands)
GAAP capital	$13,984	$14,844
Accumulated other comprehensive loss	2,107	1,058
Tier 1 (Core) capital	16,091	15,902
General valuation allowance	178	178
Low-level recourse adjustment	(84)	(84)

Total Regulatory Capital	$16,185	$15,996

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
December 31, 2008:
Total capital (to risk-weighted assets)	$16,185	20.45%	$	>6,333	>8.00%	$	>7,916	>10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,007	20.22		> -	> -		≥4,749	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	16,091	10.86		>5,926	>4.00		≥7,408	≥ 5.00
Tangible capital (to adjusted total assets)	16,091	10.86		>2,222	>1.50		≥ -	≥ -

December 31, 2007:
Total capital (to risk-weighted assets)	$15,996	20.93%	$	>6,112	>8.00%	$	>7,641	>10.00%
Tier 1 capital (to risk-weighted assets) (1)	15,818	20.70		> -	> -		>4,584	> 6.00
Core (Tier 1) capital (to adjusted total assets)	15,902	10.74		>5,922	>4.00		>7,402	> 5.00
Tangible capital (to adjusted total assets)	15,902	10.74		>2,221	>1.50		> -	> -
(1) Net of contingent liability credit enhancement of $84,000.

Note 10 - Regulatory Capital (Continued)

As of May 2, 2008, the most recent notification from the Office of Thrift Supervision (“OTS”), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association’s category.

In July 2005, the Company's Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares which was completed. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock.   As of  December 31, 2008 and  2007, the Company had repurchased 61,750 and 55,060 shares, respectively of common stock.

Note 11 - Benefit Plans

Pension Plan

The Association maintains a defined benefit pension plan (the “Plan”) covering all employees who have met the Plan’s eligibility requirements.  The Association’s policy is to fund the Plan annually with the minimum contribution deductible for Federal income tax purposes.

The following table sets forth the Plan’s funded status:

	December 31,
	2008	2007
Change in benefit obligation:
Benefit obligation - beginning	$5,001,459	$4,783,153
Service cost	96,604	105,478
Interest cost	328,580	282,303
Actuarial loss	141,036	245,134
Annuity Payments	(259,643)	(129,476)
Plan Amendments	-	(628,184)
Termination Benefits	-	343,051
Settlements	(144)	-

Benefit obligation - ending	$5,307,892	$5,001,459

Change in plan assets:
Fair value of assets - beginning	$4,795,600	$3,843,189
Actual return on plan assets	(1,370,280)	81,887
Annuity Payments	(259,643)	(129,476)
Settlements	(144)	-
Contributions	-	1,000,000

Fair value of assets - ending	$3,165,533	$4,795,600

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	December 31,
	2008	2007
Reconciliation of funded status:
Accumulated benefit obligation	$(5,167,701)	$(4,778,221)

Projected benefit obligation	$(5,307,892)	$(5,001,459)
Fair value of assets	3,165,533	4,795,600

Funded status	$(2,142,359)	$(205,859)

Valuation assumptions:
Discount rate	6.00%	6.50%
Rate of return on long-term assets	9.00%	9.00%

	Years Ended December 31,
	2008	2007
Net periodic pension expense:
Service cost	$96,604	$105,478
Interest cost	328,580	282,303
Expected return on assets	(419,580)	(404,421)
Amortization of unrecognized net loss	145,988	125,532
Amortization of unrecognized past service liability	(63,196)	(42,131)
Special termination benefit change	-	343,051

Total Net Periodic Pension Expense Included in Salaries and Employee Benefits	$88,396	$409,812

Valuation assumptions:
Discount rate	6.75%	6.25%
Rate of return on long-term assets	9.00%	9.00%
Rate of compensation increase	4.50%	3.00%

The Association expects to make a contribution of $1,000,000 during 2009.

Note 11 - Benefit Plans (Continued)

The Plan has invested in following categories of investments:

	December 31,
	2008	2007
Equity/mutual funds	58.00%	69.00%
Bonds/mutual funds	42.00	31.00

	100.00%	100.00%

The long-term investment objective is to allocate the plan’s assets to a range of approximately 65% equities, and 35% bond funds to achieve an optimal risk/reward profile. Based on an analysis of the current market environment, the Company projects a 7% return from fixed income and a 10% return from equities, for an overall expected return of approximately 9%.  The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes.  Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5 - 9% and 2 - 6%, respectively.  Additionally, the long-term inflation rate is projected to be 3%.  When these overall return expectations are applied to a typical plan’s target allocation, the result is an expected return of 7% to 11%.

Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2009	$275,461
2010	269,766
2011	272,749
2012	274,653
2013	279,453
2014-2018	1,770,490

At December 31, 2008, unrecognized prior service credit and unrecognized net loss amounted to $522,857 and $3,912,815, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158.  At December 31, 2007, unrecognized prior service credit and unrecognized net loss amounted to $586,053 and $2,127,907, respectively, and was included in accumulated other comprehensive loss in accordance with SFAS No. 158.  For the year ended December 31, 2009, $316,076 of net loss and $63,196 of prior service credit are expected to be amortized in pension expense.

On February 26, 2009, the Company froze its defined benefit pension plan effective March 31, 2009. The freezing of the Plan is consistent with ongoing cost reduction strategies and shift focus on future savings of retirement benefit expense. The changes included a discontinuation of accrual of future service cost in the defined benefit pension plan and fully preserving retirement benefits that employees will have earned as of March 31, 2009. As a result of freezing the plan, the Company is expected to record one-time pre-tax curtailment credit of approximately $416,000 in the first quarter of 2009.

Note 11 - Benefit Plans (Continued)

Postretirement Benefits

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995.  The following tables set forth the Plan’s funded status and the components of net postretirement benefit cost:

	December 31,
	2008	2007
Changes in benefit obligations:
Benefit obligation - beginning	$(257,114)	$(284,406)
Interest cost	(16,504)	(17,064)
Unrecognized net gain amortization	5,822	22,240
Premiums/Claims paid	20,268	22,116

Benefit obligation - ending	$(247,528)	$(257,114)

Reconciliation of funded status:
Accumulated benefit obligation	$(247,528)	$(257,114)
Postretirement benefit obligation	$(247,528)	$(257,114)

Valuation assumptions:
Discount rate	6.00%	6.75%
Current medical trend	9.00%	7.75%
Ultimate medical trend	5.00%	3.75%

	Years Ended December 31,
	2008	2007
Net periodic expense:
Unrecognized net loss amortization	$6,040	$8,180
Interest cost on accumulated postretirement benefit obligation	16,504	17,064
Amortization of unrecognized transition obligation	4,535	17,168
Unrecognized past service liability	3,824	3,824

Net postretirement benefit cost included in salaries and employee benefits	$30,903	$46,236

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

The Plan is unfunded.  It is estimated that contributions of approximately $23,000 will be made during the year ending December 31, 2009.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2009	$22,725
2010	23,729
2011	24,467
2012	24,888
2013	24,972
2014-2018	116,288

At and for the years ended December 31, 2008 and 2007, a medical cost trend rate of 9.0%, and 7.75%, respectively, was estimated.  Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2008 and 2007, by $17,000 and $13,000 respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2008 and 2007 were not affected.

At December 31, 2008, unrecognized prior service cost and unrecognized net loss, amounted to $35,164, and $77,754,  respectively, which is included in accumulated other comprehensive loss. At December 31, 2007, unrecognized prior service cost, unrecognized net loss, and unrecognized transition obligation amounted to $38,988, $89,616 and $4,535, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158.  For the year ended December 31, 2009, $5,252 of net loss and $3,824 of prior service cost are expected to be amortized in post-retirement benefit expense.

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”)

	December 31,
	2008	2007
Changes in benefit obligations:
Benefit obligation - beginning	$796,896	$834,124
Service cost	9,880	8,092
Interest cost	50,652	49,228
Actuarial loss/(gains)	16,727	(1,548)
Annuity payments	(93,000)	(93,000)

Benefit obligation - ending	$781,155	796,896

Reconciliation of funded status:
Accumulated benefit obligation	$(725,947)	(718,031)
Projected benefit obligation	$(781,155)	$(796,896)
Market value of assets	-	-
Funded status	$(781,155)	$(796,896)

	Year Ended December 31,
	2008	2007
Net periodic expense:
Service cost	$9,880	$8,092
Interest cost	50,652	49,228
Unrecognized past service liability	11,776	11,776
One-time adjustment	-	948
Net SERP cost included in salaries and employee benefits	$72,308	$70,044

The Plan is unfunded.  It is estimated that contributions of approximately $93,000 will be made during the year ending December 31, 2009.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2009	$93,000
2010	93,259
2011	93,414
2012	93,585
2013	95,621
2014-2018	$272,150

At December 31, 2008, unrecognized prior service cost and unrecognized net loss amounted to $105,176 and $14,231, respectively, which is included in accumulated other comprehensive loss in accordance with SFAS No. 158.  At December 31, 2007, unrecognized prior service cost and unrecognized net gains of $116,004 and $1,548, respectively, was included in accumulated other comprehensive loss in accordance with SFAS No. 158.  For the year ended December 31, 2009, $11,776 of prior service cost is expected to be amortized in SERP expense.

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors

	December 31,
	2008	2007
Changes in benefit obligations:
Benefit obligation – beginning	$252,291	$292,899
Service cost	6,884	5,892
Interest cost	16,096	17,108
Actuarial gains	(24,515)	(34,458)
Annuity payments	(27,000)	(29,150)

Benefit obligation - ending	$223,756	$252,291

Reconciliation of funded status:
Accumulated benefit obligation	$(187,562)	$(189,503)
Projected benefit obligation	$(223,756)	$(252,291)
Market value of assets	-	-
Funded status	$(223,756)	$(252,291)

	Year Ended December 31,
	2008	2007
Net periodic expense:
Service cost	$6,884	$5,892
Interest cost	16,096	17,108
Unrecognized (gain)	(640)	-
Unrecognized past service liability	5,512	5,512

Net cost included in director’s compensation	$27,852	$28,512

The Plan is unfunded.  It is estimated that contributions of approximately $28,000 will be made during the year ending December 31, 2009.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2009	$27,778
2010	29,230
2011	19,300
2012	5,826
2013	7,318
2014-2018	$79,733

At December 31, 2008, unrecognized prior service credit and unrecognized net gain amounted to $58,811 and $58,333, respectively, which is included in accumulated other comprehensive loss in accordance with

Note 11 - Benefit Plans (Continued)

SFAS No. 158.  At December 31, 2007, unrecognized prior service credit and unrecognized net gain of $64,323 and $34,458, respectively, was included in accumulated other comprehensive loss in accordance with SFAS No. 158.  For the year ended December 31, 2009, $5,512 of prior service cost and $2,564 of net gain are expected to be amortized in expense.

ESOP

The Company has established an ESOP for all eligible employees.  The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February 2005 and March 2006 stock dividends) of Company common stock in the initial offering.  The term loan from the Company to the ESOP is payable over 20 years.  Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum.  The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan.  Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants.  Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.  During the years ended December 31, 2008 and 2007, the Association made cash contributions of $57,000 to the ESOP, of which $25,000 and $23,000, respectively, was applied to loan principal.  At December 31, 2008 and 2007, the loan had an outstanding balance of $578,000 and $603,000, respectively.

The ESOP is accounted for in accordance with Statement of Position 93-6, “Accounting for Employee Stock Ownership Plans,” which was issued by the American Institute of Certified Public Accountants.  Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.  As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations.  Dividends on allocated ESOP shares are recorded as a reduction of stockholders’ equity.  Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt.  ESOP compensation expense was $26,000 and $35,000 for the years ended December 31, 2008 and 2007, respectively, which is included in salary and employee benefits.

The ESOP shares are summarized as follows:

	December 31,
	2008	2007
Unearned shares	77,653	82,918
Shares committed to be released	-	-
Shares released	20,170	19,706
Shares distributed	7,471	2,670
	105,294	105,294

Fair value of unearned shares	$271,786	$497,508

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant).  The Restricted Stock Awards become fully vested upon the death or disability of the holder.

The following is a summary of the status of the Company’s restricted shares for the years ended December 31, 2008 and 2007:

	Restricted Shares	Weighted Average Grant Date Fair Value

Non-vested as of December 31, 2006	35,716	$9.71
Vesting	16,718	9.71
Non-vested as of December 31, 2007	18,998	9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2008	15,198	$9.71

No shares were granted or forfeited during the years ended December 31, 2008 and 2007.

Note 11 - Benefit Plans (Continued)

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

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise price

Balance at December 31, 2006	139,735	$9.71
Granted	-
Exercised	-
Forfeited	8,459	9.71
Balance at December 31, 2007	131,276	9.71
Granted	-
Exercised	-
Forfeited	48,397	9.71
Balance at December 31, 2008	82,879	9.71
Exercisable at December 31, 2008	45,326	$9.71

During the years ended December 31, 2008 and 2007, the Company recorded $42,000 and $194,000 respectively for stock option expense.

Expected future compensation expense relating to the 37,553 nonvested options outstanding as of December 31, 2008 is $152,090 over a weighted-average period of 4 years.

At December 31, 2008, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0.  At and for the year ended December 31, 2008, there was no anti-dilutive effect of stock options.

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations.  Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method.  Retained earnings at December 31, 2008, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided.  In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,182,000 and $5,250,000, respectively.  New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income.  If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2008	2007
Current income tax expense (benefit):
Federal	$118,295	$(346,486)
State and city	67,838	9,592

	186,133	(336,894)

Deferred income tax (benefit) expense:
Federal	(87,411)	117,886
State and city	(31,862)	47,038

	(119,273)	164,924

	$66,860	$(171,970)

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated income before income taxes:

	Years Ended December 31,
	2008	2007
Federal income tax expense (benefit)	$73,242	$(28,069)
Increases (decreases) in income taxes resulting from:
New York State and City taxes, net of federal income tax effect	23,783	37,072
Life insurance proceeds	-	(170,000)
BOLI income and other non-taxable items	(30,165)	(10,973)

Income Tax Expense (Benefit)	$66,860	$(171,970)
Effective Income Tax Rate	(31.04%)	(208.31%)

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2008	2007
Deferred income tax assets:
Allowance for loan losses	$96,212	$68,811
Depreciation	61,851	21,425
Deferred compensation	377,399	474,280
Benefit plans	1,160,617	253,384
Other	12,596	16,770
	1,708,675	834,670
Deferred income tax liabilities	-	-

Net Deferred Income Tax Asset Included in Other Assets	$1,708,675	$834,670

Note 13 – Comprehensive Loss

The components of accumulated other comprehensive income (loss) included in stockholders’ equity are as follows:

	December 31,
	2008	2007
Pension plan:
Unrecognized net loss	$(3,912,815)	$(2,127,907)
Unrecognized prior service credit	522,857	586,053

Postretirement benefits:
Unrecognized net loss	(77,754)	(89,616)
Unrecognized prior service cost	(35,164)	(38,988)
Unrecognized prior transition obligation	-	(4,535)

SERP:
Unrecognized net (losses) gains	(14,231)	1,548
Unrecognized prior service cost	(105,176)	(116,004)

Retirement Plan for Directors:
Unrecognized net gain	58,333	34,458
Prior service credit	(58,811)	(64,323)

Accumulated comprehensive loss before taxes	(3,622,761)	(1,819,314)
Tax Effect	1,515,908	761,176

Accumulated comprehensive loss	$(2,106,853)	$(1,058,138)

Note 13 – Comprehensive Loss (Continued)

The components of other comprehensive income (loss) and related tax effect is presented in the following table:

	Years Ended December 31,
	2008	2007
Pension plan:
Net loss	$(1,784,908)	$(442,146)
Prior service (credit) cost	(63,196)	586,053

Postretirement benefits:
Net loss	11,862	30,420
Prior service cost	3,824	3,824
Transition obligation	4,535	17,168

SERP:
Net (loss) gain	(16,727)	1,548
Prior service cost	11,776	12,724

Retirement Plan for Directors:
Net gain	23,875	34,458
Prior service cost	5,512	5,512

Other comprehensive (loss) income before taxes	(1,803,447)	249,561

Tax effect	754,732	(104,441)

Other comprehensive (loss) income	$(1,048,715)	$145,120

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

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other

Note 14 - Commitments (Continued)

termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements.  The Association evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral held varies but primarily includes residential and income-producing real estate.

The Association has outstanding various commitments to originate or purchase loans as follows:

	December 31,
	2008	2007
Mortgage loans	$1,250,000	$707,000
Secured credit cards	149,000	160,000
Construction loans	1,285,000	-

	$2,684,000	$867,000

At December 31, 2008, the outstanding mortgage loan commitments included $425,000 for fixed interest rates at 7.00% and $825,000 for adjustable interest rates at 7.25%. Other loan commitments included a commitment to purchase a $1,285,000 construction loan with an adjustable rate with an initial rate of  prime plus 1.5% with a floor of 7.75%.

At December 31, 2007, the outstanding mortgage loan commitments included $707,000 for fixed rates with interest at 6.50%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $113,000 and $108,000 for the years ended December 31, 2008 and 2007, respectively.  At December 31, 2008, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

Year Ended December 31,	Amount
2009	$93,000
2010	94,200
2011	95,400
2012	96,600
2013	97,800
Thereafter	249,600

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

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Association’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Association could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respectives dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amount reported at each year-end.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The Association adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  As such, the Corporation only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009.  In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to the Corporation’s December 31, 2008 consolidated financial statements.  The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

SFAS 157 established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:  Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:  Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no financial assets which are required to be measured on a recurring or non-recurring basis at December 31, 2008.

As discussed above, the Association has delayed its disclosure requirements of non-financial assets and liabilities.  Certain real estate owned with write-downs subsequent to foreclosure (and property held for sale, intangible assets, and goodwill if impairment charges have been taken) are carried at fair value at the balance sheet date for which the Association has not yet adopted the provisions of SFAS 157.

The following information should not be interpreted as an estimate of the fair value of the entire Association since a fair value calculation is only provided for a limited portion of the Association’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Association’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Association’s financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non transferability, and such adjustments are generally based on available market evidence (Level 3).  In the absence of such evidence, management’s best estimate is used.  Management’s best estimate consists of both internal and external support on certain Level 3 investments.  Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair value of certain Level 3 investments if applicable.

Loan Receivable (Carried at Cost)

The fair value of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Federal Home Loan Bank of New York (FHLB) (Carried at Cost)

The carrying amount of restricted investment in FHLB stock approximates fair value, and considers the limited marketability of such securities.

Deposit Liabilities (Carried at Cost)

The fair value disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair value for the Association’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

As of December 31, 2008 and 2007, the fair value of commitments to extend credit were not considered to be material.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The estimated fair values of the Association’s financial instruments were as follows at December 31, 2008 and 2007.

	December 31,
	2008		2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$7,678	$7,678	$4,968	$4,968
Investment securities held to maturity	-	-	6,491	6,499
Mortgage-backed securities held to maturity	32,926	33,975	25,351	25,205
FHLB stock	1,522	1,522	1,513	1,513
Loans receivable	98,241	101,226	101,483	102,291
Accrued interest receivable	617	617	698	698

Financial liabilities:
Deposits	101,676	102,271	102,671	103,578
Advances from FHLB	28,593	29,389	28,252	28,666

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association.  The earnings of the Association are recognized by the Company under the equity method of accounting.  The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2008 and 2007.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
	December 31,
	2008	2007
Cash and cash equivalents	$59,909	$61,408
Investment in the Association	13,984,450	14,843,726
ESOP loan receivable	577,828	602,633
Other assets	14,347	58,051

Total Assets	$14,636,534	$15,565,818

Liabilities and Stockholders’ Equity
Liabilities
Other liabilities	$2,350	$4,200
Stockholders’ equity	14,634,184	15,561,618

Total Liabilities and Stockholders’ Equity	$14,636,534	$15,565,818
CONDENSED STATEMENTS OF INCOME
	Years Ended December 31,
	2008	2007
Interest income	$34,066	$40,473
Undistributed earnings of Association	192,382	124,509

	226,448	164,982

Non-interest expenses	83,083	79,434

Income before Income Taxes	143,365	85,548

Income tax benefit	(5,193)	(3,867)

Net Income	$148,558	$89,415

Note 17 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2008	2007
Cash Flows from Operating Activities
Net income	$148,558	$89,415
Undistributed earnings of Association	(192,382)	(124,509)
Decrease (increase) in other assets	43,704	(3,601)
Decrease in other liabilities	(1,850)	(9,462)

Net Cash Used in Operating Activities	(1,970)	(48,157)

Cash Flows from Investing Activities
Repayments ESOP loan receivable	24,805	23,486
Cash Flow from Financing Activities
Purchase of treasury stock	(24,334)	(123,725)

Net Decrease in Cash and Cash Equivalents	(1,499)	(148,396)

Cash and Cash Equivalents - Beginning	61,408	209,804

Cash and Cash Equivalents - Ending	$59,909	$61,408

Note 18 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$2,604	$1,981	$1,943	$1,966
Interest expense	1,024	923	841	830

Net Interest Income	1,040	1,058	1,102	1,136

Provision for loan losses	-	-	-	-

Net Interest Income after Provision for Loan Losses	1,040	1,058	1,102	1,136

Non-interest income	66	78	113	69
Non-interest expenses	1,102	1,125	1,101	1,120

Income before Income Taxes	4	11	114	85

Income tax expense	2	2	37	25

Net Income	$2	$9	$77	$60

Net income, per common share, basic and diluted	$0.001	$0.003	$0.03	$0.02

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$2,294	$2,285	$2,252	$2,159
Interest expense	1,078	1,121	1,092	1,069

Net Interest Income	1,216	1,164	1,160	1,090

Provision for loan losses	2	-	-	-

Net Interest Income after Provision for Loan Losses	1,214	1,164	1,160	1,090

Non-interest income	573	75	77	73
Non-interest expenses	1,459	1,236	1,190	1,624

Income (Loss) before Income Taxes	328	3	47	(461)

Income tax (benefit) expense	(55)	1	16	(134)

Net Income (Loss)	$383	$2	$31	$(327)

Net income (loss) per common share, basic and diluted	$0.14	$0.001	$0.01	$(0.12)

Note 19 - Recent Accounting Pronouncements

FASB Statement No. 161

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (Statement 161).  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial statements, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.   The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FSP FAS 140-3

In February 2008, the FASB issued a FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.”  This FSP addresses the issue of whether or

Note 19 - Recent Accounting Pronouncements (Continued)

not these transactions should be viewed as two separate transactions or as one  “linked” transaction.  The FSP includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria.  The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date: early adoption will not be allowed.  The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FASB Statement No. 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FSP 133-1 and FIN 45-4

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees.  It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.  The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

EITF 08-5

In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement” (EITF 08-5).  EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability.  EITF 08-5 is effective for the first reporting period beginning after December 15, 2008.  The Company is currently assessing the impact of EITF 08-5 on its consolidated financial position and results of operations.

FSP FAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (FIN) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP SFAS 140-4 and FIN 46(R)-8. FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets.  It also amends FIN 46(R), “Consolidation of Variable Interest Entities”, to require public enterprises,

Note 19 - Recent Accounting Pronouncements (Continued)

including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.  Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but not the transferor of financial assets to the qualifying SPE.  The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs.  FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008.  The Association is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

FSP EITF 99-20-1

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment  Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1).  FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interest and Beneficial Interest That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred.  FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance.  FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively.  Retrospective application to a prior interim or annual reporting period is not permitted.  The Association is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

International Financial Reporting Standards

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”).  Under the proposed roadmap, the Association may be required to prepare financial statements in accordance with IFRS as early as 2014.  The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS.  The Association is currently assessing the impact that this potential change would have on its consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

FSP FAS 132(R)-1

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”.  This FSP amends SFAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.  The Association is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

Note 19 - Recent Accounting Pronouncements (Continued)

FSAB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007, as long as certain additional conditions are met.  The adoption of SFAS No. 159 did not have a material impact on its consolidated financial position, result of operations, and cash flows.

EITF Issue No. 06-11

In March 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” (“EITF 06-11”), EITF 06-11 is effective for fiscal years beginning after September 15, 2007.  In June 2007, the EITF reached a consensus on Issue No. 06-11, which states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital.  The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards.  EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007.  EITF 06-11 did not have a material impact on the consolidated financial position, results of operations and cash flows.

SAB No. 110

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series.  Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in-developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007, SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.  The Company does not expect SAB 110 to have a material impact on its consolidated financial position, results of operations and cash flows.

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

Jesus R. Adia
President and Chief Executive Officer

John S. Lotardo
Executive Vice President and Chief Financial Officer

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 2146 Nostrand Avenue, Brooklyn, NY 11210 on April 30, 2009 at 11:00 a.m.

Stock Listing

Over-the-Counter Bulletin Board under the symbol “FLTB”

Special Counsel

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, D.C.  20015

Independent Auditors

Beard Miller Company LLP
100 Walnut Street, Suite 200
Clark, NJ  07066

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
(800) 368-5948

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.

Annual Report on Form 10-K

A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission is available without charge to shareholders by written request to the Company.  It may also be accessed on our website at:  www.flatbush.com.

Market Information

The Company’s Common Stock is traded on the Over-The-Counter Bulletin Board under the symbol “FLTB.”

The following table sets forth the range of the high and low bid prices of the Company’s Common Stock since December 31, 2006, and is based upon information provided on the Yahoo Finance website.  The Company declared 10% stock dividends on April 25, 2005 and March 29, 2006.

	Prices of Common Stock
	High	Low
Calendar Quarter Ended

December 31, 2008	$4.80	$2.50
September 30, 2008	$6.00	$4.00
June 30, 2008	$6.05	$4.50
March 31, 2008	$6.00	$4.45
December 31, 2007	$6.55	$4.80
September 30, 2007	$7.25	$5.50
June 30, 2007	$7.75	$6.50
March 31, 2007	$7.95	$7.25

December 31, 2006	$8.17	$7.55

As of December 31, 2008, the Company had 514 stockholders of record.