Form 10-K, Exhibit 13
period 2009-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2010-03-30
CIK 1243496

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

Selected Consolidated Financial Information And Other Data

The following information is derived from the audited consolidated financial statements of Flatbush Federal Bancorp, Inc.  For additional information about Flatbush Federal Bancorp, Inc. and Flatbush Federal Savings and Loan Association, a more detailed presentation is made in the “Management’s Discussion and Analysis,” the Consolidated Financial Statements of Flatbush Federal Bancorp, Inc. and the related notes included in this Annual Report.

Selected Financial Condition Data:	At December 31,
(In thousands)	2009	2008

Total assets	$155,979	$149,651
Loans receivable, net (1)	110,988	98,241
Mortgage-backed securities (2)	28,340	32,926
Cash and cash equivalents	5,458	7,678
Deposits	115,168	101,676
Borrowings	22,851	28,593
Stockholders’ equity	15,233	14,634

___________________________________
(1) Net of allowance for loan losses and deferred loan fees.
(2) Mortgage-backed securities are classified as held to maturity.

Selected Operating Data:	For the Years Ended December 31,
(In thousands, except per share data)	2009	2008

Total interest income	$8,250	$7,954
Total interest expense	3,255	3,617
Net interest income	4,995	4,337
Provision for loan losses	649	-

Non-interest income	261	327
Non-interest expense	4,280	4,448
Income taxes	132	67
Net income	$195	$149

Net income per common share – basic and diluted	$0.07	$0.06

13-1

Selected Financial Ratios and Other Data:
At or for the Years
Ended December 31,
2009	2008
Performance Ratios:

Return on average assets (1)	0.13%	0.10%
Return on average equity	1.29%	0.96%
Net yield on average interest-earning assets	5.73%	5.93%
Net yield on average interest-bearing liabilities	2.47%	2.95%
Net interest rate spread (2)	3.26%	2.98%
Net interest margin (3)	3.47%	3.23%
Average interest-earning assets to average interest-
bearing liabilities	1.09	x	1.09	x

Capital Ratios:
Average stockholders equity to average assets	9.72%	10.72%
Tier 1 core ratio (to adjusted total assets)	10.42%	10.86%
Total risk-based capital ratio	18.66%	20.45%

Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding	0.75%	0.19%
Non-performing loans to total assets	2.57%	0.55%

Other Data:
Number of full-service offices	3	3

___________________________________
(1) Ratio of net income to average total assets.
(2) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest income divided by average interest-earning assets.

13-2

Management’s Discussion and Analysis of Financial Condition
and Results of Operation

Flatbush Federal Bancorp, Inc. (the “Company”) is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association.  The Company’s principal asset is its investment in Flatbush Federal Savings & Loan Association.  The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. At December 31, 2009, 1,484,208 shares of the Company’s common stock were held by its mutual holding company parent, and 1,252,699 shares were held by shareholders other than its mutual holding company parent.  At December 31, 2009, Flatbush Federal Bancorp, Inc. had consolidated assets of $156.0 million, deposits of $115.2 million and stockholders’ equity of $15.2 million.

General

The results of operations depend primarily on the Company’s net interest income.  Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of NOW accounts, passbook and club accounts, savings accounts, time deposits and borrowings. The results of operations also are affected by provisions for loan losses, non-interest income and non-interest expense.  Non-interest income currently consists primarily of fees and service charges, increases to the cash surrender value of bank owned life insurance and miscellaneous other income (consisting of fees for minimum balance requirements, dormant deposit accounts, fees charged to third parties for document requests and sale of money orders and travelers checks).  Non-interest expense currently consists primarily of salaries and employee benefits, equipment, occupancy costs, data processing, deposit insurance premiums, other insurance premiums, and other operating expenses (consisting of legal fees, director compensation, postage, stationery, professional fees and other operational expenses).  The Company’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies

The Company considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  The Company considers allowance for loan losses, benefit plan assumptions and deferred income taxes to be critical accounting policies.

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

13-3

The analysis has two components, specific and general allocations.  Specific allocations are made for loans that are determined to be impaired.  Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  The Company also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance.  Actual loan losses may be significantly more than the loan loss allowance established which could have a material negative effect on the Company’s financial results.

Pension Plan Assumptions. Our pension plan costs are calculated using actuarial concepts, as required under accounting for defined pension benefit and other post retirement plans. Pension expense and the determination of our projected pension liability are based upon two critical assumptions; the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to Consolidated Financial Statements.

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

Comparison of Financial Condition at December 31, 2009 and 2008

The Company’s total assets at December 31, 2009 were $156.0 million compared to $149.7 million at December 31, 2008, an increase of $6.3 million, or 4.2%. Loans receivable increased $12.8 million, or 13.0%, to $111.0 million at December 31, 2009 from $98.2 million at December 31, 2008. As a partial offset, mortgage-backed securities decreased $4.6 million, or 14.0%, to $28.3 million at December 31, 2009 from $32.9 million as of December 31, 2008. Cash and cash equivalents decreased $2.2 million, or 28.6%, to $5.5 million at December 31, 2009 from $7.7 million at December 31, 2008.

Total deposits increased $13.5 million, or 13.3%, to $115.2 million at December 31, 2009 from $101.7 million at December 31, 2008.  Borrowings from the Federal Home Loan Bank of New York decreased $5.7 million, or 19.9%, to $22.9 million at December 31, 2009 from $28.6 million at December 31, 2008.  The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

Total stockholders’ equity increased $599,000, or 4.1%, to $15.2 million at December 31, 2009 from $14.6 million at December 31, 2008.  The increase to stockholders’ equity reflects net income of $195,000, a reduction of $306,000 of accumulated other comprehensive loss, amortization of $19,000 of unearned ESOP shares, amortization of $41,000 of restricted stock awards for the Company’s Stock-Based Incentive Program (the “Plan”) and amortization of $42,000 of stock option awards. This was partially offset by $4,000 of repurchases of shares under the stock repurchase program.

13-4

On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. This repurchase program was completed on December 7, 2007 with 50,000 shares repurchased.  On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company’s outstanding shares of common stock.  Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions.  Repurchased stock will be held as treasury stock and will be available for general corporate purposes.  As of December 31, 2009, a total of 12,750 shares have been acquired at a weighted average price of $4.44 per share pursuant to the second stock repurchase program.

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008

General.  Net income increased by $46,000, or 30.9%, to $195,000 for the year ended December 31, 2009 from $149,000 for the year ended December 31, 2008. Lower cost of deposits and borrowings, partially offset by lower yield on interest earning assets, caused the Company’s net interest margin to increase by 24 basis points from 3.23% in 2008 to 3.47% in 2009.

Interest Income.  Interest income increased by $296,000 or 3.7%, to $8.25 million for the year ended December 31, 2009 from $7.95 million for the year ended December 31, 2008.  The increase in interest income resulted from increases of $273,000 from loans receivable and $319,000 from mortgage-backed securities, partially offset by decreases of $191,000 from investments and $105,000 from other interest earning assets.  More generally, the increase in interest income was attributable to an increase of $9.9 million in the average balance of interest earning assets to $144.0 million for the year ended December 31, 2009 from $134.1 million for the year ended December 31, 2008 and a 48 basis point decrease in the average cost of interest-bearing liabilities, partially offset by a decrease of 20 basis points in the average yield on interest earning assets.

Interest income on loans receivable increased $273,000 or 4.5%, to $6.4 million for the year ended December 31, 2009 from $6.1 million for the comparable period in 2008.  The increase resulted from a higher average balance of $104.5 million for the year ended December 31, 2009, from an average balance of $97.3 million for the year ended December 31, 2008, partially offset by a lower average yield of 6.13% for the year ended December 31, 2009 from an average yield of 6.30% for the year ended December 31, 2008.

Interest income from mortgage-backed securities increased $319,000, or 22.0%, to $1.8 million for the year ended December 31, 2009 from $1.5 million for the year ended December 31, 2008.  This increase reflects a $4.1 million increase in the average balance of mortgage-backed securities to $31.2 million for the year ended December 31, 2009 from $27.1 million for the same period in 2008 and an increase in the average yield of 32 basis points to 5.68% for the year ended December 31, 2009 from 5.36% for the year ended December 31, 2008.

Interest income from investment securities decreased $191,000, or 73.5%, to $69,000 for the year ended December 31, 2009 from $260,000 for the year ended December 31, 2008.  The decrease resulted from a decrease of $2.5 million in the average balance in investment securities to $1.3 million for the year ended December 31, 2009 from an average balance of $3.8 million for the year ended December 31, 2008 and a decrease of 161 basis points to 5.21% in the average yield for the year ended December 31, 2009 from an average yield of 6.82 for the year ended December 31, 2008.

13-5

Interest income on other interest-earning assets, primarily interest-earning deposits and federal funds sold, decreased $105,000, or 93.8%, to $7,000 for the year ended December 31, 2009 from $112,000 for the year ended December 31, 2008.  The decrease was attributable to the 178 basis points decrease in average yield on other interest earning assets 0.10% for the year ended December 31, 2009 from 1.88% for the year ended December 31, 2008 and a decrease of $1.1 million in the average balance of interest earning deposits of $7.0 million for the year ended December 31, 2009 from $5.9 million for the year ended December 31, 2008.

Interest Expense.  Total interest expense decreased $362,000, or 10.0%, to $3.3 million for the year ended December 31, 2009 from $3.6 million for the year ended December 31, 2008.  The decrease in interest expense resulted from a decrease of 38 basis points in the average cost of deposits to 2.19% for the year ended December 31, 2009 from 2.57% for the year ended December 31, 2008, partially offset by a $11.1 million increase in the average balance of interest-bearing deposits to $107.7 million for the year ended December 31, 2009 from $96.6 million for the year ended December 31, 2008. In addition, the decrease in interest expense resulted from a decrease of $1.9 million in the average balance of Federal Home Loan Bank of New York advances to $24.0 million, with an average cost of 3.74%, for the year ended December 31, 2009, compared to $25.9 million and 4.36% for the year ended  December 31, 2008.  The average balance of certificates of deposit increased by $11.7 million to $73.3 million with an average cost of 3.06% in 2009, as compared with an average balance of $61.6 million with an average cost of 3.84% in 2008.  The average balance for savings and club accounts decreased by $523,000 to $34.0 million with an average cost of 0.34% in 2009, as compared to $34.6 million with an average cost of 0.34% in 2008.  The average balance of interest-bearing demand deposits decreased by $4,000 to $433,000 with an average cost of 0.35% in 2009 from $437,000 with an average cost of 0.35% in 2008.

Net Interest Income.  Net interest income increased $658,000, or 15.2%, to $5.0 million for 2009 from $4.3 million for 2008.  The Company’s interest rate spread increased by 28 basis points to 3.26% in 2009 from 2.98% in 2008.  Additionally, the Company’s interest margin increased by 24 basis points to 3.47% in 2009 from 3.23% in 2008.

Provision for Loan Losses.  The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.  Based on its evaluation of these factors, management made a provision of $649,000 for the year ended December 31, 2009, as compared to a provision of $65 for the year ended December 31, 2008. The increase in provision for loan loss during the year was primarily due to one specific loan loss reserve of $463,000 on a $1.5 million construction loan participation. This loan was classified as substandard during the quarter ended December 31, 2009. The remaining $186,000 in the provision provided for an increased allowance for loan loss considered appropriate due to the increase of non-performing loans and to address inherent losses that are probable and estimable in the larger loan portfolio. For the same period during 2009, loans receivable increased $12.8 million, which includes an increase in one to four family residential loans of $1.8 million, an increase in multi-family residential loans of $2.4 million, an increase of $10.0 million in commercial real estate loans and a decrease in construction loans of $5.1 million.  Management used the same methodology and generally similar assumptions in assessing the allowance for both years.  The allowance

13-6

for loan losses was $829,000, or 0.75% of loans outstanding at December 31, 2009, as compared with $191,000, or 0.19% of loans outstanding at December 31, 2008. Non-performing loans to total assets increased by 202 basis points to 2.57% on December 31, 2009, from 0.55% on December 31, 2008, and 83 basis points from 1.74% on September 30, 2009.  The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

Management evaluates the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance.  Although management believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors.  In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the allowance for loan losses.  The Office of Thrift Supervision may require the Company to make adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Non-Interest Income.  Non-interest income decreased by $66,000, or 20.2%, to $261,000 in 2009 from $327,000 in 2008. This decrease was primarily due to decreases in fees and service charges of $22,000 and miscellaneous income of $45,000. In 2009, the Company experienced diminished activity in fee generating transactions, such as ATM and other transactions.

Non-Interest Expense.  Non-interest expense decreased by $168,000, or 3.8% to $4.3 million in 2009 from $4.4 million in 2008.  The decrease was caused primarily by decreases in salary and employee benefits to $1.9 million in 2009 from $2.3 million in 2008, director’s compensation to $179,000 in 2009 from $191,000 in 2008, net occupancy expense to $457,000 from $476,000 and other expense to $471,000 in 2009 from $492,000 in 2008; partially offset by increases in professional fees to $373,000 in 2009 from $308,000 in 2008 and federal deposit insurance premiums to $228,000 in 2009 from $26,000 in 2008. Salary and employee benefits decreased $384,000, or 16.6%, to $1.9 million for the year ended December 31, 2009, from $2.3 million for the same period in 2008. The decrease to salary and employee benefits was primarily due to a pre-tax curtailment credit of $416,000, net of actuarial expense resulting from the freezing of the defined benefit pension plan.  Federal deposit insurance premiums increased $202,000 due to an increase in premium assessment rates and a one-time special assessment in the second quarter of 2009. Professional fees increased $65,000, primarily due to additional audit and accounting fees.

Income Tax Expense.  The provision for income taxes increased $65,000 to $132,000 in 2009 from $67,000 in 2008.  The increase in the income tax expense is primarily due to the increase in income before taxes of $112,000 to $327,000 in 2009 from $215,000 in 2008 and the increase in the effective tax rate to 40.26% in 2009 from 31.04 % in 2008 due to higher state and local alternative tax base.

13-7

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

			Years Ended December 31,
	At December 31, 2009		2009				2008
	Outstanding Balance	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$110,988	6.16%	$104,528	$6,403		6.13%	$97,312	$6,130		6.30%
Mortgage-backed securities	28,340	5.30%	31,164	1,771		5.68%	27,073	1,452		5.36%
Investment securities(2) (3)	1,275	-%	1,323	69		5.21%	3,819	260		6.82%
Other interest-earning assets	3,611	0.08%	6,985	7		0.10%	5,936	112		1.88%
Total interest-earning assets	144,214	5.78%	144,000	8,250		5.73%	134,140	7,954		5.93%

Non-interest earning assets	11,765		11,479				10,672

Total assets	$155,979		$155,479				$144,812

Interest-bearing liabilities:
NOW accounts	$415	0.30%	$433	2		0.35%	$437	2		0.35%
Savings and club	34,118	0.34%	34,032	116		0.34%	34,555	118		0.34%
Certificates of deposit	74,772	2.47%	73,266	2,241		3.06%	61,634	2,366		3.84%
Total interest-bearing deposits..	109,305	1.80%	107,731	2,359		2.19%	96,626	2,486		2.57%

Federal Home Loan Bank Advances	22,851	1.67%	23,990	896		3.74%	25,927	1,131		4.36%
Total interest-bearing liabilities	132,156	1.77%	131,721	3,255		2.47%	122,553	3,617		2.95%

Non-interest bearing liabilities:
Demand deposit	5,863		5,246				3,909
Other liabilities	2,727		3,404				2,833
Total non-interest-bearing liabilities	8,590		8,650				6,742
Total liabilities	140,746		140,371				129,295

Stockholders’ Equity	15,233		15,108				15,517
Total liabilities and equity	$155,979		$155,479				$144,812
Net interest income				$4,995				$4,337
Interest rate spread(4)		4.01%				3.26%				2.98%
Net interest-earning assets	$12,057		$12,279				$11,588
Net interest margin(5)						3.47%				3.23%
Ratio of interest earning assets to interest bearing liabilities				1.09	x			1.09	x
_________________________________
(1)	Loans receivable are net of the allowance for loan losses.
(2)	None of the reported income is exempt from Federal income taxes.
(3)	Includes stock in Federal Home Loan Bank of New York which has no stated dividend yield.
(4)	Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)   Net interest margin represents net interest income as a percentage of interest earning assets.

13-8

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

	Years Ended December 31,
	2009 vs. 2008
	Increase/(Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(In thousands)
Interest income:
Loans receivable	$429	$(156)	$273
Mortgage-backed securities	229	90	319
Investment securities	(140)	(51)	(191)
Other interest-earning assets	23	(128)	(105)

Total interest income	541	(245)	296

Interest expense:
Demand deposits	-	-	-
Passbook and club accounts	(2)	-	(2)
Certificates of deposit	472	(597)	(125)
Federal Home Loan Bank advances...	(81)	(154)	(235)

Total interest expense	389	(751)	(362)

Net interest income	$152	$506	$658

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

The Company has sought to manage its interest rate risk in order to minimize the exposure of  earnings and capital to changes in interest rates.  During the low interest rate environment that has existed in recent years, the Company has implemented the following strategies to manage its interest rate risk: (i) maintaining a high level of liquid interest-earning assets invested in cash and cash equivalents; (ii) offering a variety of adjustable rate loan products, including one year adjustable rate mortgage loans and construction loans, and short-term fixed rate home equity loans. Cash and cash equivalents, deposits and borrowings from the Federal Home Loan Bank may be used to fund loan commitments, investments and other general corporate purposes.  By investing in short-term, liquid instruments, management believes the Company is better positioned to react to increases in market interest rates.  However, investments in shorter-term securities and cash and cash equivalents generally bear lower yields than longer term investments.  Thus, during the recent sustained period of low interest rates, the strategy of investment in liquid instruments has resulted in lower levels of interest income than would have been obtained by investing in longer-term loans and investments.

13-9

Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off-balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates.  The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value.  The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value.  Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments.  However, given the current low level of market interest rates, the Company did not receive a NPV calculation for an interest rate decrease of greater than 100 basis points.  A basis point equals one-hundredth of one percent, and 100 basis points equals one percent.  An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.  The Office of Thrift Supervision provides the results of the interest rate sensitivity model, which is based on information provided to the Office of Thrift Supervision to estimate the sensitivity of the Company’s net portfolio value.

The table below sets forth, as of December 31, 2009 an interest rate sensitivity report of net portfolio value and the estimated changes in the net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

Change in	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets
Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)

+300	$10,220	$(11,426)	(53)%	6.75%	-636	bp
+200	$14,440	$(7,206)	(33)%	9.23%	-387	bp
+100	$18,418	$(3,228)	(15)%	11.43%	-168	bp
+50	$20,176	$(1,469)	(7)%	12.35%	-75	bp
0	$21,646	-	-	13.10%	-
-50	$22,911	$1,265	6%	13.73%	63	bp
-100	$23,726	$2,080	10%	14.12%	102	bp

The table above indicates that at December 31, 2009, in the event of a 100 basis point decrease in interest rates, the Company would experience a 10% increase in net portfolio value.  In the event of a 100 basis point increase in interest rates, the Company would experience a 15% decrease in net portfolio value.

13-10

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

Liquidity.  The Company maintains liquid assets at levels considered adequate to meet its liquidity needs.  The liquidity ratio averaged 7.9% for the year ended December 31, 2009.  Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities.  As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2009, cash and cash equivalents totaled $5.5 million.

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

A significant portion of the Company’s liquidity consists of cash and cash equivalents, which are a product of management’s operating, investing and financing activities.  At December 31, 2009, $5.5 million of assets were invested in cash and cash equivalents.  The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts.  As of December 31, 2009, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits increased $13.5 million to $115.2 million at December 31, 2009 from $101.7 million as of December 31, 2008.

Liquidity management is both a daily and long-term function of business management.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds.  At December 31, 2009, the Company had $22.9 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $71.9 million.

At December 31, 2009, the Company had outstanding commitments to originate loans of $5.4 million. At December 31, 2009, certificates of deposit scheduled to mature in less than one year totaled $60.7 million.  Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case.  In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company’s level of assets.  Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents.  In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

13-11

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Company’s contractual obligations at December 31, 2009. Amounts shown do not include interest in FHLB Advances at a weighted average cost of 1.67% and Certificates of Deposit at a weighted average cost of 2.47%, and an anticipated contribution to the Defined Benefit Pension Plan of $53,000:

	Payment Due by Period
Contractual Obligations	Total	Less than One year	More than One year to Three years	More than Three years to Five years	More than Five years
	(in thousands)
FHLB
Advances	$22,851	$18,309	$4,495	$47	$-

Certificates of Deposit	74,772	60,667	10,513	2,971	621

Lease Obligations	634	94	192	197	151

Total	$98,257	$79,070	$15,200	$3,215	$772_

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund loans. These commitments totaled $5.4 million, which expire in three months or less. See Note 14 to the Consolidated Financial Statements for more information.

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

13-12

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders Flatbush Federal Bancorp, Inc. Brooklyn, New York

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the two year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC
Clark, New Jersey
March 29, 2010

13-13

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
	December 31,
	2009	2008
Assets

Cash and amounts due from depository institutions	$1,846,911	$2,611,611
Interest-earning deposits in other banks	1,861,116	2,966,877
Federal funds sold	1,750,000	2,100,000

Cash and Cash Equivalents	5,458,027	7,678,488

Mortgage-backed securities held to maturity, fair value of $29,566,571 in 2009 and $33,975,054 in 2008	28,340,092	32,926,053
Loans receivable, net of allowance for loan losses of $828,534 in 2009 and $190,630 in 2008	110,987,520	98,240,898
Premises and equipment	2,440,313	2,616,747
Federal Home Loan Bank of New York stock	1,274,900	1,521,600
Accrued interest receivable	657,552	617,235
Bank owned life insurance	4,219,982	4,060,415
Other assets	2,601,027	1,989,544

Total Assets	$155,979,413	$149,650,980

Liabilities and Stockholders’ Equity

Liabilities
Deposits:
Non-interest bearing	$5,862,496	$3,868,320
Interest bearing	109,305,224	97,807,392
Total Deposits	115,167,720	101,675,712
Advances from Federal Home Loan Bank of New York	22,851,481	28,592,884
Advance payments by borrowers for taxes and insurance	292,581	764,797
Other liabilities	2,434,678	3,983,403

Total Liabilities	140,746,460	135,016,796

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares; outstanding (2009) 2,736,907 shares and (2008) 2,737,907 shares	27,998	27,998
Paid-in capital	12,581,519	12,514,942
Retained earnings	5,349,941	5,154,812
Unearned employees’ stock ownership plan (ESOP) shares	(478,857)	(513,731)
Treasury stock, 62,750 and 61,750 shares, respectively	(446,534)	(442,984)
Accumulated other comprehensive loss	(1,801,114)	(2,106,853)

Total Stockholders’ Equity	15,232,953	14,634,184

Total Liabilities and Stockholders’ Equity	$155,979,413	$149,650,980

13-14

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2009	2008
Interest Income
Loans, including fees	$6,403,000	$6,130,270
Investment securities	69,003	260,272
Mortgage-backed securities held to maturity	1,770,514	1,451,774
Other interest-earning assets	6,982	111,457

Total Interest Income	8,249,499	7,953,773

Interest Expense
Deposits	2,358,423	2,486,096
Borrowings	896,211	1,131,043

Total Interest Expense	3,254,634	3,617,139

Net Interest Income	4,994,865	4,336,634

Provision for Loan Losses	649,398	65

Net Interest Income after Provision for Loan Losses	4,345,467	4,336,569

Non-Interest Income
Fees and service charges	97,943	119,864
Bank owned life insurance	159,567	158,791
Other	3,548	48,344

Total Non-Interest Income	261,058	326,999

Non-Interest Expenses
Salaries and employee benefits	1,930,166	2,314,616
Net occupancy expense of premises	457,004	476,426
Equipment	502,863	498,502
Directors’ compensation	179,217	190,889
Professional fees	372,625	308,115
Insurance premiums	139,356	141,639
Federal deposit insurance premiums	227,984	25,883
Other	470,659	492,080

Total Non-Interest Expenses	4,279,874	4,448,150

Income before Income Taxes	326,652	215,418

Income Taxes	131,523	66,860

Net Income	$195,129	$148,558

Net Income per Common Share
Basic and diluted	$0.07	$0.06

Weighted Average Number of Shares Outstanding
Basic and diluted	2,661,744	2,663,633

13-15

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total

Balance December 31, 2007	$27,998	$12,441,913	$5,117,100	$(548,605)	$(418,650)	$(1,058,138)	$15,561,618

Comprehensive Loss:
Net income	-	-	148,558	-	-	-	148,558
Benefit Plans, net of deferred income taxes of $754,732	-	-	-	-	-	(1,048,715)	(1,048,715)
Comprehensive loss							(900,157)
Purchase of 6,690 shares of treasury stock	-	-	-	-	(24,334)	-	(24,334)
Amortization of MRP	-	40,584	-	-	-	-	40,584
Stock Option expense	-	41,664	-	-	-	-	41,664
ESOP shares committed to be released	-	(9,219)	-	34,874	-	-	25,655
Split dollar benefit	-	-	(110,846)	-	-	-	(110,846)
Balance December 31, 2008	27,998	12,514,942	5,154,812	(513,731)	(442,984)	(2,106,853)	14,634,184

Comprehensive Income:
Net income	-	-	195,129	-	-	-	195,129
Benefit Plans, net of deferred income taxes of $220,032	-	-	-	-	-	305,739	305,739
Comprehensive income	-	-	-	-	-	-	500,868
Purchase of 1,000 shares of treasury stock	-	-	-	-	(3,550)	-	(3,550)
Amortization of MRP	-	40,584	-	-	-	-	40,584
Stock Option expense	-	41,643	-	-	-	-	41,643
ESOP shares committed to be released	-	(15,650)	-	34,874	-	-	19,224

Balance December 31, 2009	$27,998	$12,581,519	$5,349,941	$(478,857)	$(446,534)	$(1,801,114)	$15,232,953

13-16

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008
Cash Flows from Operating Activities
Net income	$195,129	$148,558
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of premises and equipment	182,690	182,591
Net (accretion) amortization of premiums, discounts and deferred loan fees and costs	(146,951)	54,101
Increase in deferred income taxes	90,838	(119,273)
Provision for loan losses	649,398	65
ESOP shares committed to be released	19,224	25,655
MRP amortization	40,584	40,584
Stock option expense	41,643	41,664
(Increase) decrease in accrued interest receivable	(40,317)	81,035
Increase in cash surrender value of bank owned life insurance	(159,567)	(158,791)
(Increase) decrease in other assets	(922,353)	539,705
Increase (decrease) in other liabilities	(1,022,954)	137,235

Net Cash (Used in) Provided by Operating Activities	(1,072,636)	973,129

Cash Flows from Investing Activities
Proceeds from calls and maturities of investment securities held to maturity	-	6,500,000
Principal repayments on mortgage-backed securities held to maturity	5,598,393	3,148,324
Purchase of mortgage-backed securities held to maturity	(906,261)	(10,815,749)
Purchase of loan participation interests	(3,299,549)	(6,092,804)
Net change in loans receivable	(10,055,691)	9,363,818
Additions to premises and equipment	(6,256)	(21,161)
Redemption (purchase) of Federal Home Loan Bank of New York stock	246,700	(8,700)

Net Cash (Used in) Provided by Investing Activities	(8,422,664)	2,073,728

Cash Flows from Financing Activities
Net increase (decrease) in deposits	13,492,008	(995,813)
Advances from Federal Home Loan Bank of New York	-	8,000,000
Repayment of advances from Federal Home Loan Bank of New York	(17,241,403)	(7,659,200)
Net change to short-term borrowings	11,500,000	-
(Decrease) increase in advance payments by borrowers for taxes and insurance	(472,216)	343,398
Purchase of treasury stock	(3,550)	(24,334)

Net Cash Provided by (used in) Financing Activities	7,274,839	(335,949)

Net (Decrease) Increase in Cash and Cash Equivalents	(2,220,461)	2,710,908

Cash and Cash Equivalents – Beginning	7,678,488	4,967,580

Cash and Cash Equivalents – Ending	$5,458,027	$7,678,488
Supplementary Cash Flows Information
Interest paid	$3,347,512	$3,617,552

Income taxes, net of refunds	$278,059	$13,569

13-17

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

The consolidated financial statements include accounts of Flatbush Bancorp Inc. (the “Company”), Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary, Flatbush REIT, Inc. (the “REIT”), a corporation principally engaged in investing in loans secured by real estate.  The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany accounts and transactions have been eliminated in consolidation.  At December 31, 2009 and 2008, 54.23.% and 54.21%, respectively, of the Company’s common stock is owned by Flatbush Federal MHC, a mutual holding company.

The Company’s primary business is the ownership and operation of the Association.  The Association’s principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities.  One-to-four family residential real estate in the Association’s market areas is characterized by a large number of attached and semi-detached homes, including a number of two-and three-family homes and cooperative apartments.  Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts.  The primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

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

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the determination of the projected pension liabilities and the amount of deferred taxes which are more likely than not to be realized.  Management believes that the allowance for loan losses and projected pension liability are adequate and that all deferred taxes are more likely than not to be realized.  While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.  The determination of the projected pension liability and related pension expense is based upon assumptions regarding the discount rate and expected return on plan assets, as well as employee demographics, such as retirement patterns, employee turnover, mortality rates and estimated employee compensation increases. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association’s allowance for loan losses.  Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

13-18

Note 1 - Summary of Significant Accounting Policies (Continued)

Effective April 1, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred between January 1, 2010 and the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks, term deposits with original maturities of three months or less, and federal funds sold.  Generally, federal funds are sold for one-day periods.

Investments and Mortgage-Backed Securities

Investments in debt securities that the Association has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost.  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings.  Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive loss component of stockholders’ equity. The Company has no securities classified as available for sale or trading securities.

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

Individual securities are considered impaired when the fair value of such security is less than its amortized cost. The Company evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or “other-than-temporary” in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized on a tax-effected basis, through other comprehensive income (loss) with offsetting entries adjusting the carrying value of the securities and the balance of deferred income taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level

13-19

Note 1 - Summary of Significant Accounting Policies (Continued)

to, or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York (“FHLB”) stock, which represents required investment in the common stock of a correspondent bank, is carried at cost and as of December 31, 2009 and 2008, consists of the common stock of FHLB.

Management evaluates the FHLB stock for impairment in accordance with guidance on accounting by certain entities that lend to or finance the activities of others.  Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2009.

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

13-20

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Payments received on impaired are applied to principal. The Association had three loans deemed to be impaired at December 31, 2009 and had no loans deemed to be impaired at December 31, 2008.

Concentration of Risk

The Association’s lending activities are concentrated in loans secured by real estate located in the State of New York.

Advertising

Advertising expense, in the amount of $17,000 and $21,000, is recorded as incurred during the years ended December 31, 2009 and 2008, respectively, and included in other non-interest expenses.

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

13-21

Note 1 - Summary of Significant Accounting Policies (Continued)

Significant renewals and betterments are charged to the premises and equipment account.  Maintenance and repairs are charged to expense in the year incurred.  Rental income is netted against occupancy expense in the consolidated statements of income.

Bank Owned Life Insurance (BOLI)

The Company invested $3,600,000 in BOLI to help offset the rising cost of employee benefits.  BOLI is accounted for using the cash surrender value method and is recorded at its realizable value.  The change in the net asset of approximately $160,000 and $159,000 for the years ended December 31, 2009 and 2008, respectively, was recorded as other non-interest income.

On January 1, 2008, the Company changed its accounting policy and recognized a cumulative effect adjustment to retained earning totaling $110,846 related to accounting for certain endorsement split-dollar life insurance arrangements in connection with the adoption of accounting guidance on  deferred compensation and postretirement benefit aspects of endorsement split dollar life insurance arrangements.

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

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the Company’s evaluation, no significant income tax uncertainties have been identified.  Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2009 and 2008.  Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income.  The amount of interest and penalties for the years ended December 31, 2009 and 2008 was immaterial.  The tax years subject to examination by the taxing authorities are the years ended December 31, 2008, 2007, 2006, 2005, and 2004.

13-22

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Stock-Based Compensation Plans

The Company has two stock-related compensation plans, including stock options and restricted stock plans, which are described in Note 11 to the Company’s Consolidated Financial Statements.  The Company expenses the fair value of all share-based compensation granted over its requisite service periods.

Options vest over an eight-year service period.  Upon exercise of vested options, management expects to draw on treasury stock as the source of shares.  The fair values relating to all options granted were estimated using the Black-Scholes option pricing model.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  The Company used historical exercise dates based on the age at grant of the option holder to estimate the options’ expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was based on the Company’s history and expectations of dividend payouts. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.  There were no options granted during the years ended December 31, 2009 and 2008.

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

13-23

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

Reclassification

Certain amounts as of and for the year ended December 31, 2008 have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on net income.

13-24

Note 2 - Mortgage-Backed Securities Held to Maturity

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Government National Mortgage Association	$2,587,153	$101,800	$7,233	$2,681,720
Federal National Mortgage Association	20,126,402	997,964	-	21,124,366
Federal Home Loan Mortgage Corporation	5,626,537	151,058	17,110	5,760,485

	$28,340,092	$1,250,822	$24,343	$29,566,571

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Government National Mortgage Association	$3,202,284	$89,276	$16,043	$3,275,517
Federal National Mortgage Association	23,379,580	823,094	76	24,202,598
Federal Home Loan Mortgage Corporation	6,344,189	166,039	13,289	6,496,939

	$32,926,053	$1,078,409	$29,408	$33,975,054

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2009:
Government National Mortgage Association	$359,809	$7,233	$-	$-	$359,809	$7,233
Federal Home Loan Mortgage Corporation	1,041,073	14,952	319,344	2,158	1,360,417	17,110

	$1,400,882	$22,185	$319,344	$2,158	$1,720,226	$24,343

13-25

Note 2 - Mortgage-Backed Securities Held to Maturity (Continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2008:
Government National Mortgage Association	$836,673	$16,043	$-	$-	$836,673	$16,043
Federal National Mortgage Association	19,010	76	-	-	19,010	76
Federal Home Loan Mortgage Corporation	659,094	11,175	325,457	2,114	984,551	13,289

	$1,514,777	$27,294	$325,457	$2,114	$1,840,234	$29,408

The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2009, by contractual maturity, are shown below.  Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	Amortized Cost	Estimated Fair Value
Due within one year	$389,426	$397,407
Due after one year through five years	144,164	147,608
Due after five years through ten years	216,851	226,494
Due after ten years	27,589,651	28,795,062
	$28,340,092	$29,566,571

When the fair value of security is below its amortized cost, and depending on the length of time the condition exists, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Securities are analyzed quarterly for possible other-than-temporary impairment.  The analysis considers (i) whether the Company has the intent to sell the securities prior to recovery and/or maturity and (ii) whether it is more likely than not that the Company will have to sell the securities prior to recovery and/or maturity.  Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment.  If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated financial statements.

Management does not believe that any of the individual unrealized losses at December 31, 2009 and 2008, represent other-than-temporary impairment.  The unrealized losses reported on securities at December 31, 2009 relate to one Government National Mortgage Association and four Federal Home Loan Mortgage Corporation mortgage-backed securities. These unrealized losses are due to changes in interest rates. The Company does not intend to sell these securities and it is not more-likely-than-not that

13-26

Note 2 - Mortgage-Backed Securities Held to Maturity (Continued)

the Company would be required to sell these securities prior to full recovery of fair value to a level which equals or exceeds amortized cost.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2009 and 2008.

At December 31, 2009 and 2008 mortgage-backed securities with amortized cost of approximately $14,617,000 and $15,607,000, respectively, and fair value of $15,318,000, and $16,388,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

Note 3 - Loans Receivable

	December 31,
	2009	2008

Real estate mortgage:
One to four family	$79,344,083	$77,578,705
Multi family	4,424,871	1,994,127
Commercial	20,783,401	10,746,572

	104,552,355	90,319,404

Real estate construction	9,965,229	15,102,184
Land loan	399,325	-
Unsecured Business Loan	20,000	-

Consumer:
Home equity loans	139,280	117,470
Passbook or certificate	37,558	60,636
Credit cards	43,277	51,482
	220,115	229,588

Total Loans	115,157,024	105,651,176

Loans in process	3,230,950	7,083,557
Allowance for loan losses	828,534	190,630
Deferred loan fees, net	110,020	136,091

	4,169,504	7,410,278

	$110,987,520	$98,240,898

13-27

Note 3 - Loans Receivable (Continued)

At December 31, 2009 and 2008, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $4.0 million and $827,000, respectively.  Interest income on such loans is recognized only when actually collected.  During the years ended December 31, 2009 and 2008, the Association recognized interest income of approximately $17,000 and $-, respectively on these loans subsequent to their non-accrual status.  Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $152,000 and $21,000 for the years ended December 31, 2009 and 2008, respectively.

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,
	2009	2008

Balance, beginning	$190,630	$202,388
Provision charged to operations	649,398	65
Mortgage participation program	467	512
Charge-offs	(11,961)	(12,335)

Balance, ending	$828,534	$190,630

Impaired loans with related amounts recorded in the allowance for loan losses are summarized as follows:

	December 31,
	2009	2008

Loans with recorded allowances	$1,455,540	$-
Related allowance for loan losses	463,286	-

Net Impaired Loans	$992,254	$-

Impaired loans which did not have a specific allocation of the allowance for loan losses totaled $1,165,000 at December 31, 2009. During the years ended December 31, 2009 and 2008, the average investment in impaired loans, all of which are on nonaccrual, was $524,000 and $24,000, respectively.  No interest income was collected on these loans during the time of impairment.

The Association has granted loans to its directors and officers and to their associates.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.  The aggregate dollar amount of these loans was $831,000 and $857,000 at December 31, 2009 and 2008, respectively.  During the year December 31, 2009, no new related party loans were made.

13-28

Note 4 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program.  The conditions for sale include a credit enhancement liability as determined at the time of sale.  The FHLB pays the Association a fee for credit enhancement as the loans are paid down.  At December 31, 2009 and 2008, the contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements.  The total loans serviced under this program amounted to approximately $440,000 and $484,000 at December 31, 2009 and 2008, respectively, which amounts are also not included in the consolidated financial statements.  In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 9). No loans were sold to the FHLB during the years ended December 31, 2009 and 2008.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $345 and $5,000 at December 31, 2009 and 2008, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 5 - Premises and Equipment

	December 31,
	2009	2008

Land	$919,753	$919,753

Buildings and improvements	2,368,327	2,368,327
Accumulated depreciation	(1,050,403)	(954,633)

	1,317,924	1,413,694

Leasehold improvements	203,518	203,518
Accumulated amortization	(99,125)	(83,058)

	104,393	120,460

Furniture, fixtures and equipment	480,787	474,531
Accumulated depreciation	(382,544)	(311,691)

	98,243	162,840

	$2,440,313	$2,616,747

13-29

Note 6 - Accrued Interest Receivable

	December 31,
	2009	2008

Loans	$531,411	$469,549
Mortgage-backed securities held to maturity	126,141	147,686

	$657,552	$617,235

Note 7 – Deposits

	December 31,
	2009		2008
	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Demand deposits:
Non-interest bearing	$5,862,496	0.00%	$3,868,320	0.00%
NOW	414,577	0.30%	504,030	0.30%
	6,277,073		4,372,350

Passbook and club accounts	34,118,157	0.34%	33,587,575	0.34%
Certificates of deposit	74,772,490	2.47%	63,715,787	3.65%

	$115,167,720	1.71%	$101,675,712	2.40%

The scheduled maturities of certificates of deposit are as follows (in thousands):

At December 31,
2009

Year Ending December 31,
2010	$60,667
2011	4,989
2012	5,524
2013	1,996
2014	975
Thereafter	621
$74,772

Certificates of deposit with balances of $100,000 or more totaled approximately $29,013,000 and $20,315,000 at December 31, 2009 and 2008, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

13-30

Note 7 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2009	2008

Demand	$1,520	$1,545
Passbook and club	115,628	117,965
Certificates of deposit	2,241,275	2,366,586

	$2,358,423	$2,486,096

Note 8 - Advances from Federal Home Loan Bank of New York

	December 31,
	2009		2008
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Amortizing Loans:
Principal repayment in
Years ended December 31,
2009	$-	-%	$1,741,403	4.85%
2010	1,808,897	4.85	1,808,897	4.85
2011	1,461,008	4.80	1,461,008	4.80
2012	1,034,954	4.78	1,034,954	4.78
2013	46,622	5.25	46,622	5.25
Total amortizing loans	4,351,481	4.82%	6,092,884	4.83%

Term loans:
Due within one year	16,500,000	0.60%	19,500,000	3.47%
After one year, but within two years	2,000,000	3.66	1,000,000	4.56
After two years, but within three years	-	-	2,000,000	3.66
Total Term Loans	18,500,000	0.93%	22,500,000	3.54%

Total Advances	$22,851,481	1.67%	$28,592,884	3.81%

The carrying value of collateral pledged for the above advances was as follows (in thousands):

	December 31,
	2009	2008
Loans receivable	$72,253	$58,874
Mortgage-backed securities	14,617	15,994

	$86,870	$74,868

13-31

Note 9 - Regulatory Capital

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

	December 31,
	2009	2008
	(In Thousands)

GAAP capital	$14,327	$13,984
Accumulated other comprehensive loss	1,801	2,107
Tier 1 (Core) capital	16,128	16,091
General valuation allowance	364	178
Low-level recourse adjustment	(84)	(84)

Total Regulatory Capital	$16,408	$16,185

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
December 31, 2009:
Total capital (to risk-weighted assets)	$16,408	18.66%	$	>7,036	>8.00%	$	≥8,795	>10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,044	18.24		> -	> -		≥5,277	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	16,128	10.42		>6,192	>4.00		>7,739	> 5.00
Tangible capital (to adjusted total assets)	16,128	10.42		>2,322	>1.50		> -	> -

December 31, 2008:
Total capital (to risk-weighted assets)	$16,185	20.45%	$	>6,333	>8.00%	$	>7,916	>10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,007	20.22		> -	> -		>4,749	> 6.00
Core (Tier 1) capital (to adjusted total assets)	16,091	10.86		>5,926	>4.00		>7,408	> 5.00
Tangible capital (to adjusted total assets)	16,091	10.86		>2,222	>1.50		> -	> -
(1) Net of contingent liability credit enhancement of $84,000.

13-32

Note 9 - Regulatory Capital (Continued)

As of February 22, 2010, the most recent notification from the Office of Thrift Supervision (“OTS”), the Association was categorized as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association’s category.

Note 10 – Stock Repurchase Program

In July 2005, the Company's Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares which was completed. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock.   As of December 31, 2009 and 2008, the Company had repurchased 62,750 and 61,750 shares, respectively of common stock.

Note 11 - Benefit Plans

Pension Plan

The Association maintains a defined benefit pension plan (the “Plan”) covering all employees who have met the Plan’s eligibility requirements.  The Association’s policy is to fund the Plan annually with the minimum contribution deductible for Federal income tax purposes.

The following table sets forth the Plan’s funded status:

	December 31,
	2009	2008

Change in benefit obligation:
Benefit obligation - beginning	$5,307,892	$5,001,459
Service cost	18,391	96,604
Interest cost	310,375	328,580
Actuarial loss	7,004	141,036
Benefits Payments	(281,284)	(259,643)
Curtailment	(125,204)	-
Settlements	(1,472)	(144)

Benefit obligation - ending	$5,235,702	$5,307,892

Change in plan assets:
Fair value of assets - beginning	$3,165,533	$4,795,600
Actual return on plan assets	955,717	(1,370,280)
Annuity Payments	(281,284)	(259,643)
Settlements	(1,472)	(144)
Contributions	1,000,000	-

Fair value of assets - ending	$4,838,494	$3,165,533

13-33

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	December 31,
	2009	2008

Reconciliation of funded status:
Accumulated benefit obligation	$(5,235,702)	$(5,167,701)

Projected benefit obligation	(5,235,702)	(5,307,892)
Fair value of assets	4,838,494	3,165,533

Funded status	$(397,208)	$(2,142,359)

Valuation assumptions:
Discount rate	6.00%	6.00%
Rate of return on long-term assets	9.00%	9.00%

	Years Ended December 31,
	2009	2008

Net periodic pension expense:
Service cost	$18,391	$96,604
Interest cost	310,375	328,580
Expected return on assets	(325,683)	(419,580)
Amortization of unrecognized net loss	266,922	145,988
Amortization of unrecognized past service liability	(15,799)	(63,196)
Special Curtailment (credit)	(507,058)	-

Total Net Periodic Pension (Benefit) Expense Included in Salaries and Employee Benefits	$(252,852)	$88,396

Valuation assumptions:
Discount rate	6.00%	6.75%
Rate of return on long-term assets	9.00%	9.00%
Rate of compensation increase	3.00%	4.50%

The Association expects to make a contribution of $53,000 during 2010.

The Plan has invested in following categories of investments:

	December 31,
	2009	2008

Equity/mutual funds	63.19%	58.00%
Fixed income	36.81	42.00

	100.00%	100.00%

13-34

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

The long-term investment objective is to allocate the Plan’s assets to a range of approximately 65% equities, and 35% bond funds to achieve an optimal risk/reward profile. Based on an analysis of the current market environment, the Company projects a 4% return from fixed income and a 7% return from equities, for an overall expected return of approximately 6%.  The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes.  Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5 - 9% and 2 - 6%, respectively.  Additionally, the long-term inflation rate is projected to be 3%.  When these overall return expectations are applied to a typical plan’s target allocation, the result is an expected return of 7% to 11%.

The fair values of the Company’s pension plan assets at December 31, 2009, by asset category (see Note 16 for the definitions of Levels), are as follows:

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$430,752	$430,752	$-	$-
Small-Cap Core (b)	507,315	507,315	-	-
	938,067	938,067	-	-
Common/Collective Trusts – Equity:
Large-Cap Core (c)	484,567	-	484,567	-
Large-Cap Value (d)	241,028	-	241,028	-
Large-Cap Growth (e)	708,071	-	708,071	-
International Growth (f)	685,569	-	685,569	-
	2,119,235	-	2,119,235	-
Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,781,192	-	1,781,192	-

	$4,838,494	$938,067	$3,900,427	$-
(a)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(b)	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around the Russell 1000 Index. The portfolio holds approximately 150 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Lehman Brothers U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

13-35

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2010	$292,312
2011	295,993
2012	298,220
2013	303,602
2014	323,843
2015-2019	2,080,008

At December 31, 2009, unrecognized net loss amounted to $2,897,659, which is included in accumulated other comprehensive loss.  At December 31, 2008, unrecognized prior service credit and unrecognized net loss amounted to $522,857 and $3,912,815, respectively, and was included in accumulated other comprehensive loss.  For the year ended December 31, 2010, $229,604 of net loss is expected to be amortized in pension expense.

On February 26, 2009, the Company froze its defined benefit pension plan effective March 31, 2009. The freezing of the Plan is consistent with ongoing cost reduction strategies and shift focus on future savings of retirement benefit expense. The changes included a discontinuation of accrual of future service cost in the defined benefit pension plan and fully preserving retirement benefits that employees will have earned as of March 31, 2009. As a result of freezing the plan, the Company   recorded a one-time pre-tax curtailment credit of approximately $416,000, net of actuarial expense, in the first quarter of 2009.

Postretirement Benefits

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995.  The following tables set forth the Plan’s funded status and the components of net postretirement benefit cost:

	December 31,
	2009	2008

Changes in benefit obligations:
Benefit obligation - beginning	$247,528	$257,114
Interest cost	14,172	16,504
Unrecognized net gain amortization	(3,533)	(5,822)
Benefits paid	(20,300)	(20,268)

Benefit obligation - ending	$237,867	$247,528

Reconciliation of funded status:
Accumulated benefit obligation	$(237,867)	$(247,528)
Postretirement benefit obligation	$(237,867)	$(247,528)

13-36

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

Valuation assumptions:
Discount rate	6.00%	6.00%
Current medical trend	9.00%	9.00%
Ultimate medical trend	5.00%	5.00%

	Years Ended December 31,
	2009	2008

Net periodic expense:
Unrecognized net loss amortization	$5,252	$6,040
Interest cost	14,172	16,504
Amortization of unrecognized transition obligation	-	4,535
Unrecognized past service liability	3,824	3,824

Net postretirement benefit cost included in salaries and employee benefits	$23,248	$30,903

The Plan is unfunded.  It is estimated that contributions of approximately $23,000 will be made during the year ending December 31, 2010.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2010	$23,013
2011	23,932
2012	24,556
2013	24,858
2014	24,799
2015-2019	112,292

At and for both the years ended December 31, 2009 and 2008, a medical cost trend rate of 9.0%,    was estimated.  Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2009 and 2008, by $15,000 and $17,000, respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2009 and 2008 were not affected.

At December 31, 2009, unrecognized prior service cost and unrecognized net loss, amounted to $31,340 and $68,969, respectively, which is included in accumulated other comprehensive loss. At December 31, 2008, unrecognized prior service cost, and unrecognized net loss amounted to $35,164 and $77,754, respectively, which is included in accumulated other comprehensive loss.  For the year ended December 31, 2010, $4,732 of net loss and $3,824 of prior service cost are expected to be amortized in post-retirement benefit expense.

13-37

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”)

	December 31,
	2009	2008

Changes in benefit obligations:
Benefit obligation - beginning	$781,155	$796,896
Service cost	10,736	9,880
Interest cost	44,080	50,652
Actuarial (gain) loss	(181)	16,727
Benefits paid	(93,000)	(93,000)

Benefit obligation - ending	$742,790	$781,155

Reconciliation of funded status:
Accumulated benefit obligation	$(689,711)	$(725,947)
Projected benefit obligation	$(742,790)	$(781,155)
Market value of assets	-	-
Funded status	$(742,790)	$(781,155)

	Years Ended December 31,
	2009	2008
Net periodic expense:
Service cost	$10,736	$9,880
Interest cost	44,080	50,652
Unrecognized past service liability	11,776	11,776
Net SERP cost included in salaries and employee benefits	$66,592	$72,308

The Plan is unfunded.  It is estimated that contributions of approximately $93,000 will be made during the year ending December 31, 2010.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2010	$93,000
2011	93,291
2012	93,461
2013	95,497
2014	98,025
2015-2019	$206,069

At December 31, 2009, unrecognized prior service cost and unrecognized net loss amounted to $93,400 and $14,050, respectively, which is included in accumulated other comprehensive loss.  At December 31, 2008, unrecognized prior service cost and unrecognized net loss of $105,176 and $14,231, respectively, were included in accumulated other comprehensive loss.  For the year ended December 31, 2010, $11,776 of prior service cost is expected to be amortized in SERP expense.

13-38

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors

	December 31,
	2009	2008

Changes in benefit obligations:
Benefit obligation – beginning	$223,756	$252,291
Service cost	6,640	6,884
Interest cost	12,592	16,096
Actuarial gains	(5,958)	(24,515)
Benefits paid	(27,000)	(27,000)

Benefit obligation - ending	$210,030	$223,756

Reconciliation of funded status:
Accumulated benefit obligation	$(171,905)	$(187,562)
Projected benefit obligation	$(210,030)	$(223,756)
Market value of assets	-	-
Funded status	$(210,030)	$(223,756)

	Year Ended December 31,
	2009	2008
Net periodic expense:
Service cost	$6,640	$6,884
Interest cost	12,592	16,096
Unrecognized (gain)	(2,564)	(640)
Unrecognized past service liability	5,512	5,512

Net cost included in directors’ compensation	$22,180	$27,852

The Plan is unfunded.  It is estimated that contributions of approximately $28,000 will be made during the year ending December 31, 2010.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2010	$27,847
2011	19,300
2012	4,617
2013	6,165
2014	18,255
2015-2019	$73,870

13-39

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

At December 31, 2009, unrecognized prior service cost and unrecognized net gain amounted to $53,299 and $61,727, respectively, which is included in accumulated other comprehensive loss.  At December 31, 2008, unrecognized prior service cost and unrecognized net gain of $58,811 and $58,333, respectively, was included in accumulated other comprehensive loss.  For the year ended December 31, 2010, $5,512 of prior service cost and $3,000 of net gain are expected to be amortized in expense.

ESOP

The Company has established an ESOP for all eligible employees.  The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February 2005 and March 2006 stock dividends) of Company common stock in the initial offering.  The term loan from the Company to the ESOP is payable over 20 years.  Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum.  The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan.  Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants.  Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.  During the years ended December 31, 2009 and 2008, the Association made cash contributions of $57,000 to the ESOP, of which $26,000 and $25,000, respectively, was applied to loan principal.  At December 31, 2009 and 2008, the loan had an outstanding balance of $552,000 and $578,000, respectively.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.  As shares are committed to be released from collateral, the Company records compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations.  Dividends on allocated ESOP shares are recorded as a reduction of stockholders’ equity.  Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt.  ESOP compensation expense was $19,000 and $26,000 for the years ended December 31, 2009 and 2008, respectively, which is included in salary and employee benefits.

The ESOP shares are summarized as follows:

	December 31,
	2009	2008
Unearned shares	72,388	77,653
Shares committed to be released	-	-
Shares released	24,852	20,170
Shares distributed	8,054	7,471
	105,294	105,294

Fair value of unearned shares	$289,552	$271,786

13-40

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant).  The Restricted Stock Awards become fully vested upon the death or disability of the holder. At December 31, 2009, there were no shares remaining available for future restricted stock awards.

The following is a summary of the status of the Company’s restricted shares for the years ended December 31, 2009 and 2008:

	Restricted Shares	Weighted Average Grant Date Fair Value

Non-vested as of December 31, 2007	18,998	$9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2008	15,198	9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2009	11,398	$9.71

No shares were granted or forfeited during the years ended December 31, 2009 and 2008. The total fair value of vested restricted shares were $14,300 for the year ended December 31, 2009.  During both the years ended December 31, 2009 and 2008, the Company recorded $41,000 of stock-based compensation expense and the income tax benefit attributed to this expense was $17,000.  Expected future compensation expense relating to the 11,398 nonvested restricted share awards as of December 31, 2009 is $122,000 over a weighted average period of 3 years.

Stock Options

Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options.  Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 12.5% per year commencing one year after the grant date.  All options granted will be exercisable in the event the optionee terminates his employment due to death or disability.  The options expire ten years from the date of grant.  At December 31, 2009, there were 57,357 shares available for future option grants.

13-41

Note 11 - Benefit Plans (Continued)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise price

Balance at December 31, 2007	131,276	$9.71
Granted	-
Exercised	-
Forfeited	48,397	9.71
Balance at December 31, 2008	82,879	9.71
Granted	-
Exercised	-
Forfeited	501	9.71
Balance at December 31, 2009	82,378	9.71
Exercisable at December 31, 2009	55,051	$9.71

During both the years ended December 31, 2009 and 2008, the Company recorded $42,000 for stock option expense and the tax benefit attributed to non-qualified stock option expense was $3,000.

Expected future compensation expense relating to the 27,327 nonvested options outstanding as of December 31, 2009 is $110,674 over a weighted-average period of 3 years.

At December 31, 2009 and 2008, the intrinsic value of stock options outstanding and stock options  exercisable amounted to $0 and the weighted average remaining contractual term was 5 and 6 years, respectively.  At and for the year ended December 31, 2009, there was no dilutive effect of stock options.

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations.  Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method.  Retained earnings at December 31, 2009, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided.  In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $5,182,000 and $5,250,000, respectively.  New York State and New York City permit a tax bad debt deduction based on a percentage of pretax income.  If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income taxes at the then current rate.

13-42

Note 12 - Income Taxes (Continued)

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2009	2008
Current income tax expense:
Federal	$-	$118,295
State and city	40,685	67,838

	40,685	186,133

Deferred income tax (benefit) expense:
Federal	31,155	(87,411)
State and city	59,683	(31,862)

	90,838	(119,273)

	$131,523	$66,860

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated income before income taxes:

	Years Ended December 31,
	2009	2008
Federal income tax expense	$111,061	$73,242
Increases (decreases) in income taxes resulting from:
New York State and City taxes, net of federal income tax effect	66,243	23,783
BOLI income and other non-taxable items	(45,781)	(30,165)

Income Tax Expense	$131,523	$66,860
Effective Income Tax Rate	40.26%	31.04%

13-43

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2009	2008

Deferred income tax assets:
Allowance for loan losses	$352,727	$96,212
Depreciation	97,385	61,851
Deferred compensation	325,746	377,399
Benefit plans	463,249	1,160,617
Other	58,650	12,596
Net operating losses	100,048	-
	1,397,805	1,708,675
Deferred income tax liabilities	-	-

Net Deferred Income Tax Asset Included in Other Assets	$1,397,805	$1,708,675

The net operating losses will expire through 2029.

Note 13 – Comprehensive Loss

The components of accumulated other comprehensive (loss) included in stockholders’ equity are as follows:

	December 31,
	2009	2008
Pension plan:
Unrecognized net loss	$(2,897,659)	$(3,912,815)
Unrecognized prior service credit	-	522,857

Postretirement benefits:
Unrecognized net loss	(68,969)	(77,754)
Unrecognized prior service cost	(31,340)	(35,164)

SERP:
Unrecognized net loss	(14,050)	(14,231)
Unrecognized prior service cost	(93,400)	(105,176)

Retirement Plan for Directors:
Unrecognized net gain	61,727	58,333
Prior service cost	(53,299)	(58,811)

Accumulated comprehensive loss before taxes	(3,096,990)	(3,622,761)
Tax Effect	1,295,876	1,515,908

Accumulated other comprehensive loss	$(1,801,114)	$(2,106,853)

13-44

Note 13 – Comprehensive Loss (Continued)

The components of other comprehensive income (loss) and related tax effect is presented in the following table:

	Years Ended December 31,
	2009	2008
Pension plan:
Net gain (loss)	$1,015,156	$(1,784,908)
Prior service (credit)	(522,857)	(63,196)

Postretirement benefits:
Net gain	8,785	11,862
Prior service cost	3,824	3,824
Transition obligation	-	4,535

SERP:
Net gain (loss)	181	(16,727)
Prior service cost	11,776	11,776

Retirement Plan for Directors:
Net gain	3,394	23,875
Prior service cost	5,512	5,512

Other comprehensive income (loss) before taxes	525,771	(1,803,447)

Tax effect	(220,032)	754,732

Other comprehensive income (loss)	$305,739	$(1,048,715)

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

13-45

Note 14 - Commitments (Continued)

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

The Association has outstanding various commitments to originate or purchase loans as follows:

	December 31,
	2009	2008

Mortgage loans	$5,315,000	$1,250,000
Secured credit cards	130,000	149,000
Construction loans	-	1,285,000

	$5,445,000	$2,684,000

At December 31, 2009, the outstanding mortgage loan commitments included $592,000 for fixed interest rates at 6.35% and $4,723,000 for adjustable interest rates at 6.87%.

At December 31, 2008, the outstanding mortgage loan commitments included $425,000 for fixed interest rates at 7.00% and $825,000 for adjustable interest rates at 7.25%. Other loan commitments included a commitment to purchase a $1,285,000 construction loan with an adjustable rate with an initial rate of  prime plus 1.5% with a floor of 7.75%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $116,000 and $113,000 for the years ended December 31, 2009 and 2008, respectively.  At December 31, 2009, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

Year Ended December 31,	Amount
2010	$94,200
2011	95,400
2012	96,600
2013	97,800
2014	99,000
Thereafter	150,600

The Company and the Association also have, in the normal course of business, commitments for services and supplies.  Management does not anticipate losses on any of these transactions.

13-46

Note 15 - Contingencies

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business.  In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Association’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Association could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amount reported at each year-end.

FASB’s guidance on fair value measurement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance does not require any new fair value measurements.  The definition of fair value retains the exchange price notion in earlier definitions of fair value.  The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability.  The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).  The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

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

The Company had no assets which are required to be measured on a recurring basis at December 31, 2009 and 2008.  The Company had no assets which are required to be measured on a non-recurring basis at December 31, 2008.

13-47

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

	(In Thousands)

Impaired Loans	$992	$-	$-	$992

The Company had no liabilities which are required to be measured on a recurring or non-recurring basis at December 31, 2009 and 2008.

The following information should not be interpreted as an estimate of the fair value of the entire Association since a fair value calculation is only provided for a limited portion of the Association’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Association’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Association’s financial instruments at December 31, 2009 and 2008:

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

13-48

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

Impaired Loans

Impaired loans are those for which the Company has measured and recorded impairment generally      based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.  The fair value consists of the loan balance of $1,455,000, with of a valuation allowance $463,000.

Accrued Interest Receivable

The carrying amounts reported in the balance sheet for accrued interest receivable approximate those assets’ fair values.

Federal Home Loan Bank of New York (FHLB) Stock (Carried at Cost)

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

Long-Term Borrowings (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

13-49

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Accrued Interest Payable

The carrying amounts reported in the balance sheet for accrued interest payable approximate the assets’ fair values.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair value for the Association’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

As of December 31, 2009 and 2008, the fair value of commitments to extend credit were not considered to be material.

The estimated fair values of the Association’s financial instruments were as follows at December 31, 2009 and 2008.

	December 31,
	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$5,458	$5,458	$7,678	$7,678
Mortgage-backed securities held to maturity	28,340	29,567	32,926	33,975
FHLB stock	1,275	1,275	1,522	1,522
Loans receivable	110,988	115,692	98,241	101,226
Accrued interest receivable	658	658	617	617

Financial liabilities:
Deposits	115,168	116,709	101,676	102,271
Advances from FHLB	22,851	23,352	28,593	29,389
Accrued interest payable	49	49	147	147

13-50

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association.  The earnings of the Association are recognized by the Company under the equity method of accounting.  The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2009 and 2008.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
	December 31,
	2009	2008

Assets
Cash and cash equivalents	$266,985	$59,909
Investment in the Association	14,327,102	13,984,450
ESOP loan receivable	551,628	577,828
Other assets	94,603	14,347

Total Assets	$15,240,318	$14,636,534

Liabilities and Stockholders’ Equity
Liabilities
Other liabilities	$7,365	$2,350
Stockholders’ equity	15,232,953	14,634,184

Total Liabilities and Stockholders’ Equity	$15,240,318	$14,636,534

CONDENSED STATEMENTS OF INCOME
	Years Ended December 31,
	2009	2008

Interest income	$34,510	$34,066
Dividends from Association	300,000	-
Undistributed earnings (distribution in excess of earnings) of Association	(64,538)	192,382

	269,972	226,448

Non-interest expenses	103,850	83,083

Income before Income Taxes	166,122	143,365

Income tax benefit	(29,007)	(5,193)

Net Income	$195,129	$148,558

13-51

Note 17 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2009	2008

Cash Flows from Operating Activities
Net income	$195,129	$148,558
Undistributed earnings (distribution in excess of earnings) of Association	64,538	(192,382)
Decrease (increase) in other assets	(80,256)	43,704
Increase (decrease) in other liabilities	5,015	(1,850)

Net Cash Provided by (Used in) Operating Activities	184,426	(1,970)

Cash Flows from Investing Activities
Repayments ESOP loan receivable	26,200	24,805
Cash Flows from Financing Activities
Purchase of treasury stock	(3,550)	(24,334)

Net Increase (Decrease) in Cash and Cash Equivalents	207,076	(1,499)

Cash and Cash Equivalents - Beginning	59,909	61,408

Cash and Cash Equivalents - Ending	$266,985	$59,909

13-52

Note 18 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)

Interest income	$2,014	$2,051	$2,132	$2,053
Interest expense	858	857	840	700

Net Interest Income	1,156	1,194	1,292	1,353

Provision for loan losses	-	22	52	575

Net Interest Income after Provision for Loan Losses	1,156	1,172	1,240	778

Non-interest income	65	68	67	61
Non-interest expenses	682	1,268	1,176	1,154

Income (loss) before Income Taxes (Benefit)	539	(28)	131	(315)

Income tax expense (benefit)	215	(34)	46	(95)

Net Income (loss)	$324	$6	$85	$(220)

Net income (loss), per common share, basic and diluted	$0.12	$0.003	$0.03	$(0.08)

13-53

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)

Interest income	$2,064	$1,981	$1,943	$1,966
Interest expense	1,024	923	841	830

Net Interest Income	1,040	1,058	1,102	1,136

Provision for loan losses	-	-	-	-

Net Interest Income after Provision for Loan Losses	1,040	1,058	1,102	1,136

Non-interest income	66	78	113	69
Non-interest expenses	1,102	1,125	1,101	1,120

Income before Income Taxes	4	11	114	85

Income tax expense	2	2	37	25

Net Income	$2	$9	$77	$60

Net income, per common share, basic and diluted	$0.001	$0.003	$0.03	$0.02

Note 19 - Recent Accounting Pronouncements

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

In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, this guidance amends accounting for transfers and servicing of financial assets and extinguishments of liabilities, by removing the concept of a qualifying special-purpose entity and removes the exception from applying guidance on the variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach and is effective for fiscal years beginning

13-54

Note 19 - Recent Accounting Pronouncements (Continued)

after November 15, 2009. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities to require an enterprise to determine whether it’s variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value.  The amendments within ASU 2009-05 clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) A valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets or another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.  When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  This guidance is effective for the first reporting period (including interim periods) beginning after issuance.  The adoption of this ASU did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The amendments within ASU 2009-12 (1) create a practical expedient to measure the fair value of an investment in the scope of the amendments in this ASU on the basis of the net asset value per share of the investment (or its equivalent) determined as of the reporting entity’s measurement date; (2) require disclosures by major category of investment about the attributes of those investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees; (3) improve financial reporting by permitting use of a practical expedient, with appropriate disclosures, when measuring the fair value of an alternative investment that does not have a readily determinable fair value; and (4) improve transparency by requiring additional disclosures about investments in the scope of the amendments in this ASU to enable users of financial statements to understand the nature and risks of investments and whether the investments are probable of being sold at amounts different from net asset value per share.  The ASU is effective for interim and annual periods ending after December 15, 2009.  Early application is permitted in financial statements for earlier interim and annual periods that have not been issued.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

13-55

Note 19 - Recent Accounting Pronouncements (Continued)

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.  The ASU amends ASC Topic 470 and provides guidance for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance.  At the date of issuance, a share-lending arrangement entered into on an entity’s own shares should be measured at fair value in accordance with Topic 820 and recognized as an issuance cost, with an offset to additional paid-in capital.  Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs.  The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement.  The effective dates of the amendments are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets.  This Update amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.  The amendments in this Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.  This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.  Early application is not permitted.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.  This Update amends the Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R).  The amendments in this Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity.  The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.  Early application is not permitted.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505) - Accounting for Distributions to Shareholders with Components of Stock and Cash.  The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock

13-56

Note 19 - Recent Accounting Pronouncements (Continued)

dividend.  This Update codifies the consensus reached in EITF Issue No. 09-E, “Accounting for Stock Dividends, Including Distributions to Shareholders with Components of Stock and Cash.” This Update is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In January 2009, the FASB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require that  a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs.. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendment addresses potential conflicts between the requirements to disclose the date that the financial statements are issued and guidance of the Securities and Exchange Commission (‘SEC”)  The Update provides the following amendments: (1) An entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued.   (2) The glossary of Topic 855 is amended to include the definition of an SEC filer.  An SEC filer is an entity that is required to file or furnish its financial statement with either the SEC or, with respect to an entity subject to Section 12(i) of the Securities Exchange Act of 1934, as amended, the appropriate agency under that Section.  It does not include an entity that is not otherwise an SEC filer whose financial statements are included in a submission by another SEC filer.  (3) An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements.  (4) The glossary of Topic 855 is amended to remove the definition of public entity.  (5) The scope of the reissuance disclosure requirement is refined to include revised financial statements only.  Revised financial statements include financial statements revised either as a result of correction of an error or retrospective application of U.S. generally accepted accounting principles.  All of the amendments in this Update were effective upon issuance of the Update.  The adoption of this ASU did not have a material impact on our consolidated financial statements.

13-57