Form 10-K, Exhibit 13
period 2010-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2011-03-28
CIK 1243496

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

Dear Shareholder:

The banking industry continued to be in an uncertain economic environment in 2010.  Throughout the year, there were continuing signs of economic turmoil despite our government's relief efforts to stimulate the economy.  Although there were slight improvements in late 2010 in the unemployment rate and the real estate sector, market and consumer anxiety prevailed. Despite prolonged recessionary conditions and intense competition for weakened loan demand, Flatbush Federal was profitable in 2010.  Through this challenging operating environment, Flatbush Federal remains committed to the prudent and conservative management of the Bank.

In 2010, Flatbush Federal's net income increased by $246,000 to $441,000 for the year ended December 31, 2010 from $195,000 for the year ended December 31, 2009.  Total assets decreased by $9.0 million to $147.0 million from $156.0 million at December 31, 2009.  Loans receivable decreased by $4.5 million to $106.5 million at December 31, 2010 from $111.0 million at December 31, 2009.  Loan originations for 2010 totaled $6.9 million, as compared to $22.3 million originated in 2009.  Intense competition for weakened loan demand coupled with prudent management of concentration levels of our loan portfolio accounted for this decrease.  Total deposits increased by $1.9 million to $117.1 million at December 31, 2010 from $115.2 million at December 31, 2009.  Borrowings from the Federal Home Loan Bank of New York decreased by $10.9 million to $12.0 million at December 31, 2010 from $22.9 million at December 31, 2009.  Net interest margin increased to 4.18% in 2010 from 3.47% in 2009.   Net interest spread increased to 4.04% in 2010 from 3.26% in 2009.  Average cost of deposits decreased to 1.54% in 2010 from 2.19% in 2009.

The economic turmoil that continued into 2010 had an adverse impact on the Bank's loan portfolio. Our non-performing loans increased by $4.4 million to $8.4 million as of December 31, 2010 from $4.0 million as of December 31, 2009. Non-performing loans as a percentage of total assets increased to 5.74% as of December 31, 2010 from 2.57% as of December 31, 2009.  Our allowance for loan losses increased by $821,000 to $1.6 million at December 31, 2010 from $828,000 at December 31, 2009.  Flatbush Federal had core and tangible capital ratios of 11.45% and total risk-based ratio of 20.30% as of December 31, 2010.  We continue to be classified as “well capitalized”.

During 2010, the Company entered into an agreement to sell its main office property and its two adjoining properties to a third party for $9,136,000. As part of the purchase price, the purchaser is obligated to subdivide one of the adjoining properties and build a branch building on a 3,100 square foot parcel for which Flatbush Federal will retain title.  On March 24, 2011, the Company entered into an amendment to the agreement which further obligates the purchaser to build three additional floors of office space above the branch at a cost of $2,176,600.  The Company anticipates the transfer to close during the second quarter of 2011, although there can be no assurance that the transfer will not be extended beyond that date as a result of delays in obtaining municipal approvals.  The Company estimates a pre-tax gain in the range of $8.8 million to $9.0 million, which will be recorded during the quarter in which the transfer occurs.

In November 2010, the Company signed an agreement with FISERV, a data processing company, to serve as the Bank's core processor. The goal of this agreement is to enhance the Bank's technology infrastructure in its operations and regulatory compliance, promote efficiency and enhance its ability to design new product offerings, when applicable. Initial conversion efforts are ongoing and will be fully implemented by July 2011.

As we enter into another uncertain economic environment in 2011 with new challenges, the Board of Directors and Management remain committed to a strategy of sound financial management and excellent customer service for the long term growth of the Company.

On behalf of the Board of Directors, Management and staff, we thank you for your continued support.

Sincerely,

/s/ Jesus R. Adia

Jesus R. Adia
Chairman of the Board,
Chief Executive Officer and President

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

Selected Financial Condition Data:	At December 31,
(In thousands)	2010	2009

Total assets	$147,019	$155,979
Loans receivable, net (1)	106,478	110,988
Mortgage-backed securities (2)	21,780	28,340
Cash and cash equivalents	8,184	5,458
Deposits	117,074	115,168
Borrowings	12,043	22,851
Stockholders’ equity	15,754	15,233

(1) Net of allowance for loan losses and deferred loan fees.
(2) Mortgage-backed securities are classified as held to maturity.

	For the Years Ended
Selected Operating Data:	December 31,
(In thousands, except per share data)	2010	2009

Total interest income	$7,962	$8,250
Total interest expense	2,050	3,255
Net interest income	5,912	4,995
Provision for loan losses	821	649

Non-interest income	253	261
Non-interest expense	4,747	4,280
Income taxes	156	132
Net income	$441	$195

Net income per common share – basic and diluted	$0.17	$0.07

Selected Financial Ratios and Other Data:

At or for the Years
Ended December 31,
2010	2009
Performance Ratios:

Return on average assets (1)	0.29%	0.13%
Return on average equity	2.81%	1.29%
Net yield on average interest-earning assets	5.63%	5.73%
Net yield on average interest-bearing liabilities	1.59%	2.47%
Net interest rate spread (2)	4.04%	3.26%
Net interest margin (3)	4.18%	3.47%
Average interest-earning assets to average interest-
bearing liabilities	1.10	x	1.09	x

Capital Ratios:
Average stockholders equity to average assets	10.26%	9.72%
Tier 1 core ratio (to adjusted total assets)	11.45%	10.42%
Total risk-based capital ratio	20.30%	18.66%

Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding	1.51%	0.72%
Non-performing loans to total assets	5.74%	2.57%

Other Data:
Number of full-service offices	3	3

(1)	Ratio of net income to average total assets.
(2)	The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Management’s Discussion and Analysis of Financial Condition
and Results of Operation

Flatbush Federal Bancorp, Inc. (the “Company”) is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of Flatbush Federal Savings & Loan Association.  The Company’s principal asset is its investment in Flatbush Federal Savings & Loan Association.  The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, a federally chartered mutual holding company. At December 31, 2010, 1,484,208 shares of the Company’s common stock were held by its mutual holding company parent, and 1,252,699 shares were held by shareholders other than its mutual holding company parent.  At December 31, 2010, Flatbush Federal Bancorp, Inc. had consolidated assets of $147.0 million, deposits of $117.1 million and stockholders’ equity of $15.8 million.

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

Pension Plan Assumptions. Our pension plan costs are calculated using actuarial concepts, as required under accounting for defined benefit pension and other post retirement plans. Pension expense and the determination of our projected pension liability are based upon two critical assumptions; the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to Consolidated Financial Statements.

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

Comparison of Financial Condition at December 31, 2010 and 2009

The Company’s total assets at December 31, 2010 were $147.0 million compared to $156.0 million at December 31, 2009, a decrease of $9.0 million, or 5.7%. Loans receivable decreased $4.5 million, or 4.1%, to $106.5 million at December 31, 2010 from $111.0 million at December 31, 2009. Demand for one-to four-family residential mortgage loans decreased primarily due to the economic recession, high unemployment rate and declining real estate values. In addition, mortgage-backed securities decreased $6.5 million, or 23.0%, to $21.8 million at December 31, 2010 from $28.3 million as of December 31, 2009. Cash and cash equivalents increased $2.7 million, or 49.1%, to $8.2 million at December 31, 2010 from $5.5 million at December 31, 2009.

Total deposits increased $1.9 million, or 1.6%, to $117.1 million at December 31, 2010 from $115.2 million at December 31, 2009.  Borrowings from the Federal Home Loan Bank of New York decreased $10.9 million, or 47.6%, to $12.0 million at December 31, 2010 from $22.9 million at December 31, 2009.  The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

Total stockholders’ equity increased $521,000, or 3.4%, to $15.8 million at December 31, 2010 from $15.2 million at December 31, 2009.  The increase to stockholders’ equity reflects net income of $441,000, amortization of $25,000 of unearned ESOP shares, amortization of $41,000 of restricted stock awards for the Company’s Stock-Based Incentive Program (the “Plan”) and amortization of $41,000 of stock option awards. This was partially offset by an increase of $27,000 of accumulated other comprehensive loss.

On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. This repurchase program was completed on December 7, 2007 with 50,000 shares repurchased.  On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company’s outstanding shares of common stock.  Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions.  Repurchased stock will be held as treasury stock and will be available for general corporate purposes.  As of December 31, 2010, a total of 12,750 shares have been acquired at a weighted average price of $4.44 per share pursuant to the second stock repurchase program.

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

General.  Net income increased by $246,000, or 126.2%, to $441,000 for the year ended December 31, 2010 from $195,000 for the year ended December 31, 2009. Lower cost of deposits and borrowings, partially offset by lower yield on interest earning assets, caused the Company’s net interest margin to increase by 71 basis points from 3.47% in 2009 to 4.18% in 2010.

Interest Income.  Interest income decreased by $288,000 or 3.5%, to $7.96 million for the year ended December 31, 2010 from $8.25 million for the year ended December 31, 2009.  The decrease in interest income resulted from decreases of income of $391,000 from mortgage-backed securities, $11,000 from investments and $1,000 from other interest earning assets, partially offset by an increase of $115,000 from loans receivable.  More generally, the decrease in interest income was attributable to a decrease of $2.5 million in the average balance of interest earning assets to $141.5 million for the year ended December 31, 2010 from $144.0 million for the year ended December 31, 2009 and a 10 basis point decrease in the average yield on interest earning assets.

Interest income on loans receivable increased $115,000 or 1.8%, to $6.5 million for the year ended December 31, 2010 from $6.4 million for the comparable period in 2009.  The increase resulted from a higher average balance of $110.9 million for the year ended December 31, 2010, from an average balance of $104.5 million for the year ended December 31, 2009, partially offset by a lower average yield of 5.88% for the year ended December 31, 2010 from an average yield of 6.13% for the year ended December 31, 2009.

Interest income from mortgage-backed securities decreased $391,000, or 22.1%, to $1.4 million for the year ended December 31, 2010 from $1.8 million for the year ended December 31, 2009.  This decrease reflects a $7.3 million decrease in the average balance of mortgage-backed securities to $23.9 million for the year ended December 31, 2010 from $31.2 million for the same period in 2009, partially offset by an increase in the average yield of 9 basis points to 5.77% for the year ended December 31, 2010 from 5.68% for the year ended December 31, 2009.

Interest income from investment securities decreased $11,000, or 15.9%, to $58,000 for the year ended December 31, 2010 from $69,000 for the year ended December 31, 2009.  The decrease resulted from a decrease of $312,000 in the average balance in investment securities to $1.0 million for the year ended December 31, 2010 from an average balance of $1.3 million for the year ended December 31,

2009, partially offset by an increase of 57 basis points to 5.78% in the average yield for the year ended December 31, 2010 from an average yield of 5.21% for the year ended December 31, 2009.

Interest income on other interest-earning assets, primarily interest-earning deposits and federal funds sold, decreased $1,000, or 14.3%, to $6,000 for the year ended December 31, 2010 from $7,000 for the year ended December 31, 2009.  The decrease was attributable to the decrease of $1.3 million in the average balance of interest earning deposits of $5.7 million for the year ended December 31, 2010 from $7.0 million for the year ended December 31, 2009.

Interest Expense.  Total interest expense decreased $1.2 million, or 36.4%, to $2.1 million for the year ended December 31, 2010 from $3.3 million for the year ended December 31, 2009.  The decrease in interest expense resulted from a decrease of 65 basis points in the average cost of deposits to 1.54% for the year ended December 31, 2010 from 2.19% for the year ended December 31, 2009, partially offset by a $4.9 million increase in the average balance of interest-bearing deposits to $112.6 million for the year ended December 31, 2010 from $107.7 million for the year ended December 31, 2009. In addition, the decrease in interest expense resulted from a decrease of $7.3 million in the average balance of Federal Home Loan Bank of New York advances to $16.7 million, with an average cost of 1.92%, for the year ended December 31, 2010, compared to $24.0 million and 3.74% for the year ended  December 31, 2009.  The average balance of certificates of deposit increased by $4.7 million to $78.0 million with an average cost of 2.06% in 2010, as compared with an average balance of $73.3 million with an average cost of 3.06% in 2009.  The average balance for savings and club accounts increased by $213,000 to $34.2 million with an average cost of 0.37% in 2010, as compared to $34.0 million with an average cost of 0.34% in 2009.  The average balance of interest-bearing demand deposits decreased by $75,000 to $358,000 with an average cost of 0.34% in 2010 from $433,000 with an average cost of 0.35% in 2009.

Net Interest Income.  Net interest income increased $917,000, or 18.4%, to $5.9 million for 2010 from $5.0 million for 2009.  The Company’s interest rate spread increased by 78 basis points to 4.04% in 2010 from 3.26% in 2009.  Additionally, the Company’s interest margin increased by 71 basis points to 4.18% in 2010 from 3.47% in 2009.

Provision for Loan Losses.  The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Prevailing national and local economic conditions are reflected in the continued high unemployment rate and depressed real estate values. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.  Based on its evaluation of these factors, management made a provision of $821,000 for the year ended December 31, 2010, as compared to a provision of $649,000 for the year ended December 31, 2009. The increase in provision for loan loss during the year was primarily due to increased specific loan loss reserves of $164,000 on $2.0 million of construction loan participations, $207,000 on $2.1 million of commercial real estate loans and $60,000 on $1.5 million of one-to four-family residential loans. All of these loans were classified as substandard at  December 31, 2010. The remaining $390,000 in the provision provided for an increased general allowance for loan loss considered appropriate due to the increase of non-performing loans and to address inherent losses that are probable and estimable in the loan portfolio.  Management used the same methodology and generally similar assumptions in assessing the allowance for both years.  The allowance for loan losses was $1.6 million, or 1.51% of total loans outstanding at December 31, 2010, as compared with $829,000, or 0.72% of total loans outstanding at

December 31, 2009. Non-performing loans to total assets increased by 317 basis points to 5.74% on December 31, 2010, from 2.57% on December 31, 2009. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

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

Non-Interest Income.  Non-interest income decreased by $7,000, or 2.7%, to $254,000 in 2010 from $261,000 in 2009. This decrease was primarily due to decreases in BOLI investment income of $8,000.

Non-Interest Expense.  Non-interest expense increased by $467,000, or 10.9% to $4.7 million in 2010 from $4.3 million in 2009.  The increase was caused primarily by increases in salary and employee benefits to $2.4 million in 2010 from $1.9 million in 2009, director’s compensation to $186,000 in 2010 from $179,000 in 2009, net occupancy expense to $496,000 from $457,000, and other expense to $493,000 in 2010 from $471,000 in 2009; partially offset by decreases in professional fees to $340,000 in 2010 from $373,000 in 2009, equipment expenses to $477,000 in 2010 from $503,000 in 2009 and federal deposit insurance premiums to $206,000 in 2010 from $228,000 in 2009. Salary and employee benefits increased $480,000, or 24.9%, to $2.4 million for the year ended December 31, 2010, from $1.9 million for the same period in 2009. The increase to salary and employee benefits was primarily due to a pre-tax curtailment credit of $416,000, net of actuarial expense, recorded in 2009 resulting from the freezing of the defined benefit pension plan in 2009.

Income Tax Expense.  The provision for income taxes increased $25,000 to $156,000 in 2010 from $132,000 in 2009.  The increase in the income tax expense is primarily due to the increase in income before taxes of $271,000 to $597,000 in 2010 from $327,000 in 2009 and the decrease in the effective tax rate to 24.31% in 2010 from 40.26 % in 2009 due to amendments to the New York State and New York City’s tax law and ordinance conforming the bad debt deduction to the deduction allowed under the Federal income tax law.

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

			Years Ended December 31,
	At December 31, 2010		2010				2009
	Outstanding Balance	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/Rate	Average Outstanding Balance	Interest Earned/Paid		Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$106,478	5.67%	$110,909	$6,518		5.88%	$104,528	$6,403		6.13%
Mortgage-backed securities	21,780	5.26%	23,896	1,380		5.77%	31,164	1,771		5.68%
Investment securities(2) (3)	808	6.50%	1,011	58		5.78%	1,323	69		5.21%
Other interest-earning assets	6,616	0.11%	5,727	6		0.10%	6,985	7		0.10%
Total interest-earning assets	135,682	5.34%	141,543	7,962		5.63%	144,000	8,250		5.73%

Non-interest earning assets	11,337		11,475				11,479

Total assets	$147,019		$153,018				$155,479

Interest-bearing liabilities:
NOW accounts	$319	0.30%	$358	1		0.34%	$433	2		0.35%
Savings and club	34,691	0.33%	34,245	126		0.37%	34,032	116		0.34%
Certificates of deposit	76,745	1.86%	77,994	1,603		2.06%	73,266	2,241		3.06%
Total interest-bearing deposits..	111,754	1.38%	112,596	1,730		1.54%	107,731	2,359		2.19%

Federal Home Loan Bank Advances	12,043	1.85%	16,660	320		1.92%	23,990	896		3.74%

Total interest-bearing liabilities	123,797	1.43%	129,256	2,051		1.59%	131,721	3,255		2.47%

Non-interest bearing liabilities:
Demand deposit	5,319		5,486				5,246
Other liabilities	2,149		2,583				3,404
Total non-interest-bearing liabilities	7,468		8,069				8,650
Total liabilities	131,265		137,325				140,371

Stockholders’ Equity	15,754		15,692				15,108
Total liabilities and equity	$147,019		$153,018				$155,479
Net interest income				$5,912				$4,995
Interest rate spread(4)		3.91%				4.04%				3.26%
Net interest-earning assets	$11,885		$12,286				$12,279
Net interest margin(5)						4.18%				3.47%
Ratio of interest earning assets to interest bearing liabilities				1.10	x			1.09	x

(1)	Loans receivable are net of the allowance for loan losses.
(2)	None of the reported income is exempt from Federal income taxes.
(3)	Includes stock in Federal Home Loan Bank of New York which is reflected at the most recent quarterly dividend rate.
(4)	Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of interest earning assets.

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

	Years Ended December 31,
	2010 vs. 2009
	Increase/(Decrease)		Total
	Due to		Increase
	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest income:
Loans receivable	$395	$(280)	$115
Mortgage-backed securities	(413)	22	(391)
Investment securities	(17)	6	(11)
Other interest-earning assets	(1)	-	(1)

Total interest income	(36)	(252)	(288)

Interest expense:
Demand deposits	-	(1)	(1)
Passbook and club accounts	-	10	10
Certificates of deposit	145	(783)	(638)
Federal Home Loan Bank advances...	(274)	(302)	(576)

Total interest expense	(129)	(1,076)	(1,205)

Net interest income	$94	$823	$917

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

The table below sets forth, as of December 31, 2010 an interest rate sensitivity report of net portfolio value and the estimated changes in the net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets

Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
(Dollars in Thousands)
+300	$13,604	$(9,423)	(41)%	9.33%	-534	bp
+200	$17,269	$(5,757)	(25)%	11.52%	-316	bp
+100	$20,576	$(2,451)	(11)%	13.38%	-130	bp
+50	$21,943	$(1,084)	(5)%	14.11%	-56	bp
0	$23,026	-	-	14.68%	-
-50	$23,755	$728	3%	15.04%	37	bp
-100	$24,440	$1,414	6%	15.39%	72	bp

The table above indicates that at December 31, 2010, in the event of a 100 basis point decrease in interest rates, the Company would experience a 6% increase in net portfolio value.  In the event of a 100 basis point increase in interest rates, the Company would experience an 11% decrease in net portfolio value.

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

Liquidity.  The Company maintains liquid assets at levels considered adequate to meet its liquidity needs.  The liquidity ratio averaged 6.84% for the year ended December 31, 2010.  Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities.  As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2010, cash and cash equivalents totaled $8.2 million.

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

A significant portion of the Company’s liquidity consists of cash and cash equivalents, which are a product of management’s operating, investing and financing activities.  At December 31, 2010, $8.2 million of assets were invested in cash and cash equivalents.  The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts.  As of December 31, 2010, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits increased $1.9 million to $117.1 million at December 31, 2010 from $115.2 million as of December 31, 2009.

Liquidity management is both a daily and long-term function of business management.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds.  At December 31, 2010, the Company had $12.0 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $49.0 million.

At December 31, 2010, the Company had outstanding commitments to originate loans of $2.2 million. At December 31, 2010, certificates of deposit scheduled to mature in less than one year totaled $61.7 million.  Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case.  In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company’s level of assets.

Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents.  In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Company’s contractual obligations at December 31, 2010. Amounts shown do not include anticipated contributions to the Company’s defined benefit plans.

	Payment Due by Period
Contractual Obligations	Total	Less than One year	More than One year to Three years	More than Three years to Five years	More than Five years
	(in thousands)

FHLB
Advances	$12,043	$10,962	$1,081	$-	$-

Certificates of
Deposit	76,745	61,667	12,140	2,737	201

Lease Obligations	47	47	-	-	-

Total	$88,835	$72,676	$13,221	$2,737	$201

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund loans.  At December 31, 2010, these commitments totaled $2.4 million, which expire in three months or less. See Note 14 to the Consolidated Financial Statements for more information.

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
Brooklyn, New York

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc., and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Clark, New Jersey
March 28, 2011

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,
	2010	2009
Assets
Cash and amounts due from depository institutions	$1,568,479	$1,846,911
Interest-earning deposits in other banks	1,065,862	1,861,116
Federal funds sold	5,550,000	1,750,000

Cash and Cash Equivalents	8,184,340	5,458,027

Mortgage-backed securities held to maturity, fair value of $23,084,343 in 2010 and $29,566,571 in 2009	21,779,811	28,340,092
Loans receivable, net of allowance for loan losses of $1,649,319 in 2010 and $828,534 in 2009	106,477,978	110,987,520
Premises and equipment	2,287,820	2,440,313
Federal Home Loan Bank of New York stock	807,900	1,274,900
Accrued interest receivable	607,089	657,552
Bank owned life insurance	4,371,605	4,219,982
Other assets	2,502,199	2,601,027

Total Assets	$147,018,742	$155,979,413

Liabilities and Stockholders’ Equity

Liabilities
Deposits:
Non-interest bearing	$5,319,364	$5,862,496
Interest bearing	111,754,193	109,305,224
Total Deposits	117,073,557	115,167,720
Advances from Federal Home Loan Bank of New York	12,042,583	22,851,481
Advance payments by borrowers for taxes and insurance	333,023	292,581
Other liabilities	1,816,062	2,434,678

Total Liabilities	131,265,225	140,746,460

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares; outstanding 2,736,907 shares	27,998	27,998
Paid-in capital	12,653,326	12,581,519
Retained earnings	5,791,170	5,349,941
Unearned employees’ stock ownership plan (ESOP) shares	(443,983)	(478,857)
Treasury stock, 62,750 shares, at cost	(446,534)	(446,534)
Accumulated other comprehensive loss	(1,828,460)	(1,801,114)

Total Stockholders’ Equity	15,753,517	15,232,953

Total Liabilities and Stockholders’ Equity	$147,018,742	$155,979,413

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2010	2009
Interest Income
Loans, including fees	$6,518,077	$6,403,000
Investment securities	58,471	69,003
Mortgage-backed securities held to maturity	1,379,515	1,770,514
Other interest-earning assets	5,716	6,982

Total Interest Income	7,961,779	8,249,499

Interest Expense
Deposits	1,730,343	2,358,423
Borrowings	319,712	896,211

Total Interest Expense	2,050,055	3,254,634

Net Interest Income	5,911,724	4,994,865

Provision for Loan Losses	821,476	649,398

Net Interest Income after Provision for Loan Losses	5,090,248	4,345,467

Non-Interest Income
Fees and service charges	99,431	97,943
Bank owned life insurance	151,623	159,567
Other	2,682	3,548

Total Non-Interest Income	253,736	261,058

Non-Interest Expense
Salaries and employee benefits	2,409,953	1,930,166
Net occupancy expense of premises	496,257	457,004
Equipment	477,069	502,863
Directors’ compensation	185,605	179,217
Professional fees	340,045	372,626
Insurance premiums	139,164	139,356
Federal deposit insurance premiums	205,826	227,984
Other	492,587	470,659

Total Non-Interest Expense	4,746,506	4,279,874

Income before Income Taxes	597,478	326,652

Income Taxes	156,249	131,523

Net Income	$441,229	$195,129

Net Income per Common Share
Basic and diluted	$0.17	$0.07

Weighted Average Number of Shares Outstanding
Basic and diluted	2,666,861	2,661,744

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance December 31, 2008	$27,998	$12,514,942	$5,154,812	$(531,731)	$(442,984)	$(2,106,853)	$14,634,184

Comprehensive Income:
Net income	-	-	195,129	-	-	-	195,129
Benefit Plans, net of deferred income taxes of ($220,032)	-	-	-	-	-	305,739	305,739
Comprehensive income							500,868
Purchase of 1,000 shares of treasury stock	-	-	-	-	(3,550)	-	(3,550)
Amortization of MRP	-	40,584	-	-	-	-	40,584
Stock Option expense	-	41,643	-	-	-	-	41,643
ESOP shares committed to be released	-	(15,650)	-	34,874	-	-	19,224
Balance December 31, 2009	27,998	12,581,519	5,349,941	(478,857)	(446,534)	(1,801,114)	15,232,953

Comprehensive Income:
Net income	-	-	441,229	-	-	-	441,229
Benefit Plans, net of deferred income taxes of $19,680	-	-	-	-	-	(27,346)	(27,346)
Comprehensive income	-	-	-	-	-	-	413,883
Amortization of MRP	-	40,584	-	-	-	-	40,584
Stock Option expense	-	41,412	-	-	-	-	41,412
ESOP shares committed to be released	-	(10,189)	-	34,874	-	-	24,685

Balance December 31, 2010	$27,998	$12,653,326	$5,791,170	$(443,983)	$(446,534)	$(1,828,460)	$15,753,517

See notes to consolidated financial statements.

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2010	2009
Cash Flows from Operating Activities
Net income	$441,229	$195,129
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of premises and equipment	171,870	182,690
Net (accretion) of premiums, discounts and deferred loan fees and costs	(166,560)	(146,951)
Deferred income tax (benefit) expense	(382,660)	90,838
Provision for loan losses	821,476	649,398
ESOP shares committed to be released	24,685	19,224
MRP amortization	40,584	40,584
Stock option expense	41,412	41,643
Decrease (increase) in accrued interest receivable	50,463	(40,317)
Increase in cash surrender value of bank owned life insurance	(151,623)	(159,567)
Decrease (increase) in other assets	501,169	(922,353)
Decrease in other liabilities	(665,642)	(1,022,954)

Net Cash Provided by (Used in) Operating Activities	726,403	(1,072,636)

Cash Flows from Investing Activities
Principal repayments on mortgage-backed securities held to maturity	7,943,767	5,598,393
Purchase of mortgage-backed securities held to maturity	(1,250,010)	(906,261)
Purchase of loan participation interests	(1,996,402)	(3,299,549)
Net change in loans receivable	5,717,552	(10,055,691)
Additions to premises and equipment	(19,377)	(6,256)
Redemption of Federal Home Loan Bank of New York stock	467,000	246,700

Net Cash Provided by (Used in) Investing Activities	10,862,530	(8,422,664)

Cash Flows from Financing Activities
Net increase in deposits	1,905,837	13,492,008
Repayment of advances from Federal Home Loan Bank of New York	(2,808,898)	(17,241,403)
Net change to short-term borrowings	(8,000,000)	11,500,000
Increase (decrease) in advance payments by borrowers for taxes and insurance	40,442	(472,216)
Purchase of treasury stock	-	(3,550)

Net Cash (Used in) Provided by Financing Activities	(8,862,619)	7,274,839

Net Increase (Decrease) in Cash and Cash Equivalents	2,726,313	(2,220,461)

Cash and Cash Equivalents – Beginning	5,458,027	7,678,488

Cash and Cash Equivalents – Ending	$8,184,340	$5,458,027
Supplementary Cash Flows Information
Interest paid	$2,071,098	$3,347,512
Income taxes, net of refunds	$121,110	$278,059

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

The consolidated financial statements include accounts of Flatbush Bancorp Inc. (the “Company”), Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary, Flatbush REIT, Inc. (the “REIT”), a corporation principally engaged in investing in loans secured by real estate.  The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany accounts and transactions have been eliminated in consolidation.  At both December 31, 2010 and 2009, 54.23%, of the Company’s common stock was owned by Flatbush Federal MHC, a mutual holding company.

The Company’s primary business is the ownership and operation of the Association.  The Association’s principal business consists of attracting retail deposits from the general public in the areas surrounding its various locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, real estate construction loans and various securities.  One-to four-family residential real estate in the Association’s market areas is characterized by a large number of attached and semi-detached homes, including a number of two- and three-family homes and cooperative apartments.  Revenues are derived principally from interest on loans and securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts.  The primary sources of funds are deposits, principal and interest payments on loans and securities, and borrowings.

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

Note 1 - Summary of Significant Accounting Policies (Continued)

The Company follows the Financial Accounting Standards Board (“FASB”) guidance on subsequent events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The guidance sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, the Company evaluated the events that occurred between January 1, 2011 and the date these consolidated financial statements were issued.

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

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York (“FHLB”) stock, which represents a required investment in the common stock of a correspondent bank, is carried at cost.

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

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2010.

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

Payments received on impaired loans are applied to principal.

Concentration of Risk

The Association’s lending activities are concentrated in loans secured by real estate located in the State of New York.

Advertising

Advertising expense, which totaled $16,000 and $17,000, during the years ended December 31, 2010 and 2009, respectively, is recorded as incurred and included in other non-interest expenses.

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

Bank Owned Life Insurance (BOLI)

The Company has an investment in BOLI to help offset the rising cost of employee benefits.  BOLI is accounted for using the cash surrender value method and is recorded at its realizable value.  The income from BOLI is recorded as other non-interest income.

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

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the Company’s evaluation, no significant income tax uncertainties have been identified.  Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2010 and 2009.  Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income.  The amount of interest and penalties for the years ended December 31, 2010 and 2009 was immaterial.  The tax years subject to examination by the taxing authorities are the years ended December 31, 2009, 2008 and 2007.

Benefit Plans

The Company has a non-contributory defined benefit pension plan covering all eligible employees.  The benefits are based on years of service and employees’ compensation.  The benefit plan is funded in conformance with funding requirements of applicable government regulations.  The Company also has an unfunded Postretirement Benefit Plan, a Supplemental Retirement Plan for executives and a Directors Retirement plan. Prior service costs for these plans generally are amortized over the estimated remaining service periods of participants.

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Options vest over an eight-year service period.  Upon exercise of vested options, management expects to draw on treasury stock as the source of shares.  The fair values relating to all options granted were estimated using the Black-Scholes option pricing model.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  The Company used historical exercise dates based on the age at grant of the option holder to estimate the options’ expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was based on the Company’s history and expectations of dividend payouts. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.  There were no options granted during the years ended December 31, 2010 and 2009.

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

Net Income per Common Share

Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP.  Stock options and restricted stock awards granted are considered common stock equivalents and therefore considered in diluted net income per common share calculations, if dilutive, using the treasury stock method. During the years ended December 31, 2010 and 2009, all outstanding stock options were anti-dilutive.

Transfer of Financial Assets

Transfer of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Reclassification

Certain amounts as of and for the year ended December 31, 2009 have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on net income.

Note 2 - Mortgage-Backed Securities Held to Maturity

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$1,941,011	$130,052	$-	$2,071,063
Federal National Mortgage Association	15,301,382	1,043,256	10,719	16,333,919
Federal Home Loan Mortgage Corporation	4,537,418	152,331	10,388	4,679,361

	$21,779,811	$1,325,639	$21,107	$23,084,343

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$2,587,153	$101,800	$7,233	$2,681,720
Federal National Mortgage Association	20,126,402	997,964	-	21,124,366
Federal Home Loan Mortgage Corporation	5,626,537	151,058	17,110	5,760,485

	$28,340,092	$1,250,822	$24,343	$29,566,571

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:
Federal National Mortgage Association	$487,785	$10,719	$-	$-	$487,785	$10,719
Federal Home Loan Mortgage Corporation	53,835	418	553,080	9,970	606,915	10,388

	$541,620	$11,137	$553,080	$9,970	$1,094,700	$21,107

Note 2 - Mortgage-Backed Securities Held to Maturity (Continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009:
Government National Mortgage Association	$359,809	$7,233	$-	$-	$359,809	$7,233
Federal Home Loan Mortgage Corporation	1,041,073	14,952	319,344	2,158	1,360,417	17,110

	$1,400,882	$22,185	$319,344	$2,158	$1,720,226	$24,343

The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2010, by contractual maturity, are shown below.  Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	Amortized Cost	Estimated Fair Value
Due within one year	$88,614	$90,405
Due after one year through five years	29,982	31,220
Due after five years through ten years	167,731	175,621
Due after ten years	21,493,484	22,787,096
	$21,779,811	$23,084,343

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

Management does not believe that any of the individual unrealized losses at December 31, 2010 and 2009, represent other-than-temporary impairment.  The unrealized losses reported on securities at December 31, 2010 relate to one Federal National Mortgage Association and four Federal Home Loan Mortgage Corporation mortgage-backed securities. These unrealized losses are due to changes in interest rates. The Company does not intend to sell these securities and it is not more-likely-than-not that

Note 2 - Mortgage-Backed Securities Held to Maturity (Continued)

the Company would be required to sell these securities prior to full recovery of fair value to a level which equals or exceeds amortized cost.

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2010 and 2009.

At December 31, 2010 and 2009, mortgage-backed securities with amortized cost of approximately $10,702,000 and $14,617,000, respectively, and fair value of $11,265,000, and $15,318,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

Note 3 - Loans Receivable

	December 31,
	2010	2009
Real estate mortgage:
One-to four-family	$71,830,671	$79,344,083
Multi family	5,889,520	4,424,871
Commercial	22,974,795	20,783,401

	100,694,986	104,552,355

Real estate construction	7,791,750	9,965,229
Land loan	393,266	399,325
Unsecured Business Loan	20,000	20,000

Consumer:
Home equity loans	112,744	139,280
Passbook or certificate	38,730	37,558
Credit cards	47,326	43,277
	198,800	220,115

Total Loans	109,098,802	115,157,024

Loans in process	894,569	3,230,950
Allowance for loan losses	1,649,319	828,534
Deferred loan fees, net	76,936	110,020

	2,620,824	4,169,504

	$106,477,978	$110,987,520

Note 3 - Loans Receivable (Continued)

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,
	2010	2009
Balance, beginning	$828,534	$190,630
Provision charged to operations	821,476	649,398
Mortgage participation program	422	467
Charge-offs	(1,113)	(11,961)

Balance, ending	$1,649,319	$828,534

Note 3 - Loans Receivable (Continued)

The following table summarizes the primary segments of the allowance for loan losses (“ALLL”), segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2010.

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Passbook Loan	Total
	(Dollars in thousands)
Allowance for loan losses:
Ending Balance	$810	$583	$36	$214	$6	$-	$-	$1,649
Ending balance: individually evaluated for impairment	$627	$207	$-	$60	$4	$-	$-	$898
Ending balance: collectively evaluated for impairment	$183	$376	$36	$154	$2	$-	$-	$751

Loan receivables:
Ending balance	$8,205	$22,975	$5,890	$71,830	$47	$113	$39	$109,099
Ending balance: individually evaluated for impairment	$2,040	$3,156	$-	$3,801	$4	$-	$-	$9,001
Ending balance: collectively evaluated for impairment	$6,165	$19,819	$5,890	$68,029	$43	$113	$39	$100,098

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment

Note 3 - Loans Receivable (Continued)

delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for, commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value.  The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals.  When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary.  This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property.  Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value.  The discounts also include estimated costs to sell the property.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual smaller balance residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty.  Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date.  Troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.  Loans classified as troubled debt restructurings also are designated as impaired.

Note 3 - Loans Receivable (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2010.

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in thousands)
December 31, 2010:
Construction and land	$2,040	$627	$-	$2, 040	$2,040
Commercial Real Estate	2,143	207	1,013	3,156	3,156
Residential one-to four-family Real Estate	1,480	60	2,321	3,801	3,801
Credit Card	4	4	-	4	4
Total impaired loans	$5,667	$898	$3,334	$9,001	$9,001

December 31, 2009:
Total impaired loans	$1,456	$463	$1,165	$2,621	$2,621

Impaired loans which did not have a specific allocation of the allowance for loan losses totaled $3,334,000 at December 31, 2010. During the years ended December 31, 2010 and 2009, the average investment in impaired loans, all with the exception of one commercial real estate loan are on nonaccrual, was $5,523,000 and $524,000, respectively.  No interest income was collected on these loans during the time of impairment.

At December 31, 2010, 100% of impaired loan balances were measured for impairment based on the fair value of the loan’s collateral.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories.  The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.   Credit quality risk ratings include regulatory classifications of substandard, doubtful, loss and special mention. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.   Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected.   Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.  Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated special mention.  If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.  Loans which are not classified as noted above are rated “pass”.

Note 3 - Loans Receivable (Continued)

In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

The following table presents the classes of the loan portfolio summarized by the pass category and the criticized categories of special mention, substandard and doubtful within the internal risk rating system as of December 31, 2010.

	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)

Construction and land	$3,790	$2,355	$2,040	$-	$8,185
Commercial real estate	19,819	-	3,156	-	22,975
Residential mortgage multifamily real estate	5,890	-	-	-	5,890
Residential mortgage one-to four-family real estate	66,963	1,066	3,801	-	71,830
Unsecured business loan	20	-	-	-	20
Credit card	43	-	4	-	47
Home equity	113	-	-	-	113
Passbook loan	39	-	-	-	39
Total	$96,677	$3,421	$9,001	$-	$109,099

Note 3 - Loans Receivable (Continued)

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2010:

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Non- Accrual	Total Loans Receivable
	(Dollars in thousands)
December 31, 2010:
Construction and land	$6,144	$-	$-	$2,041	$2,041	$2,041	$8,185
Commercial real estate	20,378	-	-	2,597	2,597	2,597	22,975
Unsecured Business Loan	20	-	-	-	-	-	20
Residential Multi family Real Estate	5,890	-	-	-	-	-	5,890
Residential One-to four-family Real Estate	65,985	1,912	132	3,801	5,845	3,801	71,830
Credit Card	40	-	3	4	7	4	47
Home Equity	99	-	14	-	14	-	113
Passbook Loan	39	-	-	-	-	-	39
Total	$98,595	$1,912	$149	$8,443	$10,504	$8,443	$109,099

At December 31, 2010 and 2009, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $8.4 million and $4.1 million, respectively.  Interest income on such loans is recognized only when actually collected.  During the years ended December 31, 2010 and 2009, the Association recognized interest income of approximately $0 and $17,000, respectively on these loans subsequent to their non-accrual status.  Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to $530,000 and $152,000 for the years ended December 31, 2010 and 2009, respectively.

The Association has granted loans to its directors and officers and to their associates.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.  The aggregate dollar amount of these loans was $804,000 and $831,000 at December 31, 2010 and 2009, respectively.  During the year December 31, 2010, no new related party loans were made.

Note 4 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program.  The conditions for sale include a credit enhancement liability

Note 4 - Loan Servicing (Continued)

as determined at the time of sale.  The FHLB pays the Association a fee for credit enhancement as the loans are paid down.  At December 31, 2010 and 2009, the contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements.  The total loans serviced under this program amounted to approximately $398,000 and $440,000 at December 31, 2010 and 2009, respectively, which amounts are also not included in the consolidated financial statements.  In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 9). No loans were sold to the FHLB during the years ended December 31, 2010 and 2009.

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $1,064 and $345 at December 31, 2010 and 2009, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 5 - Premises and Equipment

	December 31,
	2010	2009
Land	$919,753	$919,753

Buildings and improvements	2,368,327	2,368,327
Accumulated depreciation	(1,146,718)	(1,050,403)

	1,221,609	1,317,924

Leasehold improvements	203,518	203,518
Accumulated amortization	(115,192)	(99,125)

	88,326	104,393

Furniture, fixtures and equipment	500,164	480,787
Accumulated depreciation	(442,032)	(382,544)

	58,132	98,243

	$2,287,820	$2,440,313

Note 6 - Accrued Interest Receivable

	December 31,
	2010	2009
Loans	$511,517	$531,411
Mortgage-backed securities held to maturity	95,572	126,141

	$607,089	$657,552

Note 7 – Deposits

	December 31,
	2010		2009
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand deposits:
Non-interest bearing	$5,319,364	0.00%	$5,862,496	0.00%
NOW	318,607	0.30%	414,577	0.30%
	5,637,971		6,277,073

Passbook and club accounts	34,690,578	0.33%	34,118,157	0.34%
Certificates of deposit	76,745,008	1.86%	74,772,490	2.47%

	$117,073,557	1.32%	$115,167,720	1.71%

The scheduled maturities of certificates of deposit are as follows (in thousands):

At December 31,
2010
Year Ending December 31,
2011	$61,667
2012	9,688
2013	2,452
2014	1,109
2015	1,628
Thereafter	201

$76,745

Certificates of deposit with balances of $100,000 or more totaled approximately $33,844,000 and $29,013,000 at December 31, 2010 and 2009, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Note 7 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2010	2009
Demand	$1,230	$1,520
Passbook and club	125,710	115,628
Certificates of deposit	1,603,403	2,241,275

	$1,730,343	$2,358,423

Note 8 - Advances from Federal Home Loan Bank of New York

	December 31,
	2010		2009
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Amortizing Loans:
Principal repayment in
Years ended December 31,
2010	$-	-%	$1,808,897	4.85%
2011	1,461,007	4.80	1,461,008	4.80
2012	1,034,954	4.78	1,034,954	4.78
2013	46,622	5.25	46,622	5.25
Total amortizing loans	2,542,583	4.80%	4,351,481	4.82%

Term loans:
Due within one year	9,500,000	1.13%	16,500,000	0.60%
After one year, but within two years	-	-	2,000,000	3.66
Total Term Loans	9,500,000	1.13%	18,500,000	0.93%

Total Advances	$12,042,583	1.90%	$22,851,481	1.67%

The carrying value of collateral pledged for the above advances was as follows (in thousands):

	December 31,
	2010	2009
Loans receivable	$50,566	$72,253
Mortgage-backed securities	10,702	14,617

	$61,268	$86,870

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

	December 31,
	2010	2009
	(In Thousands)
GAAP capital	$14,881	$14,327
Accumulated other comprehensive loss	1,829	1,801
Tier 1 (Core) capital	16,710	16,128
General valuation allowance	751	364
Low-level recourse adjustment	(84)	(84)

Total Regulatory Capital	$17,377	$16,408

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
December 31, 2010:
Total capital (to risk-weighted assets)	$17,377	20.30%	$	≥6,847	³8.00%	$	≥8,558	³10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,626	19.43		≥ -	≥ -		≥5,135	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	16,710	11.45		≥5,836	≥4.00		≥7,295	≥5.00
Tangible capital (to adjusted total assets)	16,710	11.45		≥2,188	≥1.50		≥ -	≥ -

December 31, 2009:
Total capital (to risk-weighted assets)	$16,408	18.66%	$	≥7,036	³8.00%	$	≥8,795	³10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,044	18.24		≥ -	≥ -		≥5,277	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	16,128	10.42		≥6,192	≥4.00		≥7,739	≥5.00
Tangible capital (to adjusted total assets)	16,128	10.42		≥2,322	≥1.50		≥ -	≥ -

(1) Net of contingent liability credit enhancement of $84,000.

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

Note 10 – Stock Repurchase Program

In July 2005, the Company's Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares which was completed. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock.   As of December 31, 2010 and 2009, the Company had repurchased 62,750  shares of common stock.

Note 11 - Benefit Plans

Pension Plan

The Association maintains a defined benefit pension plan (the “Plan”) covering all employees who have met the Plan’s eligibility requirements.  The Association’s policy is to fund the Plan annually with the minimum contribution deductible for Federal income tax purposes.

The following table sets forth the Plan’s funded status:

	December 31,
	2010	2009
Change in benefit obligation:
Benefit obligation - beginning	$5,235,702	$5,307,892
Service cost	-	18,391
Interest cost	305,372	310,375
Actuarial loss	394,924	7,004
Benefits Payments	(288,169)	(281,284)
Curtailment	-	(125,204)
Settlements	-	(1,472)

Benefit obligation - ending	$5,647,829	$5,235,702

Change in plan assets:
Fair value of assets - beginning	$4,838,494	$3,165,533
Actual return on plan assets	570,989	955,717
Annuity Payments	(288,169)	(281,284)
Settlements	-	(1,472)
Contributions	500,000	1,000,000

Fair value of assets - ending	$5,621,314	$4,838,494

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	December 31,
	2010	2009
Reconciliation of funded status:
Accumulated benefit obligation	$(5,647,829)	$(5,235,702)

Projected benefit obligation	(5,647,829)	(5,235,702)
Fair value of assets	5,621,314	4,838,494

Funded status	$(26,515)	$(397,208)

Valuation assumptions:
Discount rate	5.54%	6.00%
Rate of return on long-term assets	9.00%	9.00%

	Years Ended December 31,
	2010	2009
Net periodic pension expense:
Service cost	$-	$18,391
Interest cost	305,372	310,375
Expected return on assets	(424,680)	(325,683)
Amortization of unrecognized net loss	229,604	266,922
Amortization of unrecognized past service liability	-	(15,799)
Special Curtailment (credit)	-	(507,058)

Total Net Periodic Pension Expense (Benefit) Included in Salaries and Employee Benefits	$110,296	$(252,852)
Valuation assumptions:
Discount rate	5.54%	6.00%
Rate of return on long-term assets	9.00%	9.00%
Rate of compensation increase	N/A	3.00%

The Association does not expect to make a contribution during 2011.

The Plan has invested in following categories of investments:

	December 31,
	2010	2009
Equity/mutual funds	64.98%	63.19%
Fixed income	35.02	36.81

	100.00%	100.00%

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

The fair values of the Company’s pension plan assets at December 31, 2010, by asset category (see Note 16 for the definitions of Levels), are as follows:

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$507,220	$507,220	$-	$-
Small-Cap Core (b)	673,134	673,134	-	-
	1,180,354	1,180,354	-	-
Common/Collective Trusts – Equity:
Large-Cap Core (c)	578,123	-	578,123	-
Large-Cap Value (d)	293,325	-	293,325	-
Large-Cap Growth (e)	829,019	-	829,019	-
International Growth (f)	772,022	-	772,022	-
	2,472,489	-	2,472,489	-
Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,968,471	-	1,968,471	-

	$5,621,314	$1,180,354	$4,440,960	$-

(a)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around Russell 1000 index. The portfolio holds approximately 150 stocks.
(b	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Barclays Capital U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2011	$289,711
2012	289,916
2013	292,679
2014	306,549
2015	323,384
2016-2020	1,873,380

At December 31, 2010, unrecognized net loss amounted to $2,916,670, which is included in accumulated other comprehensive loss.  At December 31, 2009, unrecognized net loss amounted to $2,897,659 and was included in accumulated other comprehensive loss.  For the year ending December 31, 2011, $242,712 of net loss is expected to be amortized in pension expense.

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

Postretirement Benefits

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995.  The following tables set forth the Plan’s funded status and the components of net postretirement benefit cost:

	December 31,
	2010	2009
Changes in benefit obligations:
Benefit obligation - beginning	$237,867	$247,528
Interest cost	13,584	14,172
Unrecognized net loss (gain) amortization	6,187	(3,533)
Benefits paid	(20,594)	(20,300)

Benefit obligation - ending	$237,044	$237,867

Reconciliation of funded status:
Accumulated benefit obligation	$(237,044)	$(237,867)
Postretirement benefit obligation	$(237,044)	$(237,867)

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

Valuation assumptions:
Discount rate	6.00%	6.00%
Current medical trend	9.00%	9.00%
Ultimate medical trend	5.00%	5.00%

	Years Ended December 31,
	2010	2009
Net periodic expense:
Unrecognized net loss amortization	$4,732	$5,252
Interest cost	13,584	14,172
Unrecognized past service liability	3,824	3,824

Net postretirement benefit cost included in salaries and employee benefits	$22,140	$23,248

The Plan is unfunded.  It is estimated that contributions of approximately $24,000 will be made during the year ending December 31, 2011.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2011	$23,632
2012	24,452
2013	24,966
2014	25,123
2015	24,882
2016-2020	108,927

At and for both the years ended December 31, 2010 and 2009, a medical cost trend rate of 9.0%,    was estimated.  Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2010 and 2009, by $14,000 and $15,000, respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2010 and 2009 were not affected.

At December 31, 2010, unrecognized prior service cost and unrecognized net loss amounted to $27,516 and $70,424, respectively, and were included in accumulated other comprehensive loss. At December 31, 2009, unrecognized prior service cost and unrecognized net loss amounted to $31,340 and $68,969, respectively, and were included in accumulated other comprehensive loss.  For the year ended December 31, 2011, $5,180 of net loss and $3,824 of prior service cost are expected to be  amortized in post-retirement benefit expense.

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”)

	December 31,
	2010	2009
Changes in benefit obligations:
Benefit obligation - beginning	$742,790	$781,155
Service cost	11,448	10,736
Interest cost	41,776	44,080
Actuarial loss(gain)	37,630	(181)
Benefits paid	(93,000)	(93,000)

Benefit obligation - ending	$740,644	$742,790

Reconciliation of funded status:
Accumulated benefit obligation	$(678,084)	$(689,711)
Projected benefit obligation	$(740,644)	$(742,790)
Market value of assets	-	-
Funded status	$(740,644)	$(742,790)

	Years Ended December 31,
	2010	2009
Net periodic expense:
Service cost	$11,448	$10,736
Interest cost	41,776	44,080
Unrecognized past service liability	11,776	11,776
Net SERP cost included in salaries and employee benefits	$65,000	$66,592

The Plan is unfunded.  It is estimated that contributions of approximately $93,000 will be made during the year ending December 31, 2011.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2011	$93,000
2012	91,071
2013	93,192
2014	95,826
2015	99,606
2016-2020	134,027

At December 31, 2010, unrecognized prior service cost and unrecognized net loss amounted to $81,624 and $51,680, respectively, and were included in accumulated other comprehensive loss.  At December 31, 2009, unrecognized prior service cost and unrecognized net loss of $93,400 and $14,050, respectively, were included in accumulated other comprehensive loss.  For the year ended December 31, 2011, $11,776 of prior service cost is expected to be amortized in SERP expense.

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors

	December 31,
	2010	2009
Changes in benefit obligations:
Benefit obligation – beginning	$210,030	$223,756
Service cost	7,248	6,640
Interest cost	11,768	12,592
Actuarial loss (gains)	7,042	(5,958)
Benefits paid	(27,000)	(27,000)

Benefit obligation - ending	$209,088	$210,030

Reconciliation of funded status:
Accumulated benefit obligation	$(166,620)	$(171,905)
Projected benefit obligation	$(209,088)	$(210,030)
Market value of assets	-	-
Funded status	$(209,088)	$(210,030)

	Year Ended December 31,
	2010	2009
Net periodic expense:
Service cost	$7,248	$6,640
Interest cost	11,768	12,592
Unrecognized (gain)	(3,000)	(2,564)
Unrecognized past service liability	5,512	5,512

Net cost included in directors’ compensation	$21,528	$22,180

The Plan is unfunded.  It is estimated that contributions of approximately $15,000 will be made during the year ending December 31, 2011.  Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2011	$15,111
2012	3,293
2013	4,929
2014	17,603
2015	17,998
2016-2020	69,849

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

At December 31, 2010, unrecognized prior service cost and unrecognized net gain amounted to $47,787 and $51,685, respectively, and are included in accumulated other comprehensive loss.  At December 31, 2009, unrecognized prior service cost and unrecognized net gain of $53,299 and $61,727, respectively, were included in accumulated other comprehensive loss.  For the year ended December 31, 2011, $5,512 of prior service cost and $2,360 of net gain are expected to be amortized in expense.

ESOP

The Company has established an ESOP for all eligible employees.  The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February, 2005 and March, 2006 stock dividends) of Company common stock in the initial offering.  The term loan from the Company to the ESOP is payable over 20 years.  Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum.  The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan.  Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants.  Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.  During the years ended December 31, 2010 and 2009, the Association made cash contributions of $57,000 to the ESOP, of which $28,000 and $26,000, respectively, was applied to loan principal.  At December 31, 2010 and 2009, the loan had an outstanding balance of $524,000 and $552,000, respectively.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition.  As shares are committed to be released from collateral, the Company records compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations.  Dividends on allocated ESOP shares are recorded as a reduction of stockholders’ equity.  Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt.  ESOP compensation expense was $25,000 and $19,000 for the years ended December 31, 2010 and 2009, respectively, which is included in salary and employee benefits.

The ESOP shares are summarized as follows:

	December 31,
	2010	2009
Unearned shares	67,123	72,388
Shares committed to be released	-	-
Shares released	29,967	24,852
Shares distributed	8,204	8,054
	105,294	105,294

Fair value of unearned shares	$402,738	$289,552

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant).  The Restricted Stock Awards become fully vested upon the death or disability of the holder. At December 31, 2010, there were no shares remaining available for future restricted stock awards.

The following is a summary of the status of the Company’s non-vested restricted shares for the years ended December 31, 2010 and 2009:

	Restricted Shares	Weighted Average Grant Date Fair Value

Non-vested as of December 31, 2008	15,198	$9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2009	11,398	9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2010	7,598	$9.71

No shares were granted or forfeited during the years ended December 31, 2010 and 2009.  During both the years ended December 31, 2010 and 2009, the Company recorded $41,000 of stock-based compensation expense and the income tax benefit attributed to this expense was $17,000 during each year.  Expected future compensation expense relating to the 7,598 nonvested restricted share awards as of December 31, 2010 is $81,000 over a weighted average period of 2 years.

Stock Options

Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options.  Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 12.5% per year commencing one year after the grant date.  All options granted will be exercisable in the event the optionee terminates his employment due to death or disability.  The options expire ten years from the date of grant.  At December 31, 2010, there were 57,357 shares available for future option grants.

Note 11 - Benefit Plans (Continued)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise price

Balance at December 31, 2008	82,879	$9.71
Granted	-
Exercised	-
Forfeited	501	9.71
Balance at December 31, 2009	82,378	9.71
Granted	-
Exercised	-
Forfeited	-	9.71
Balance at December 31, 2010	82,378	9.71
Exercisable at December 31, 2010	65,277	$9.71

During both the years ended December 31, 2010 and 2009, the Company recorded $41,000 and $42,000, respectively, for stock option expense and the tax benefit attributed to non-qualified stock option expense was $3,000 in each year.

Expected future compensation expense relating to the 17,101 nonvested options outstanding as of December 31, 2010 is $69,262 over a weighted-average period of 2 years.

At December 31, 2010 and 2009, the intrinsic value of stock options outstanding and stock options  exercisable amounted to $0 and the weighted average remaining contractual term was 4 and 5 years, respectively.  At and for the years ended December 31, 2010 and 2009, there was no dilutive effect of stock options.

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations.  Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method.  Retained earnings at December 31, 2010, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided.  During 2010, amendments of the New York State and New York City’s tax law and ordinance conformed the bad debt deduction to the deduction allowed under the Federal income tax law for taxable years beginning on or after January 1, 2010.

Note 12 - Income Taxes (Continued)

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2010	2009
Current income tax expense:
Federal	$435,949	$-
State and city	102,960	40,685

	538,909	40,685

Deferred income tax (benefit) expense:
Federal	(220,694)	31,155
State and city	(161,966)	59,683

	(382,660)	90,838

	$156,249	$131,523

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated income before income taxes:

	Years Ended December 31,
	2010	2009
Federal income tax expense	$203,143	$111,061
(Decreases) increases in income taxes resulting from:
New York State and City taxes, net of federal income tax effect	(7,950)	66,243
BOLI income and other non-taxable items	(38,944)	(45,781)

Income Tax Expense	$156,249	$131,523
Effective Income Tax Rate	26.15%	40.26%

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2010	2009
Deferred income tax assets:
Allowance for loan losses	$963,193	$352,727
Depreciation	134,011	97,385
Deferred compensation	309,342	325,746
Benefit plans	346,695	463,249
Other	46,904	58,650
Net operating losses	-	100,048
	1,800,145	1,397,805
Deferred income tax liabilities	-	-

Net Deferred Income Tax Asset Included in Other Assets	$1,800,145	$1,397,805

The net operating losses will expire through 2029.

Note 13 – Comprehensive Income

The components of accumulated other comprehensive loss included in stockholders’ equity are as follows:

	December 31,
	2010	2009
Pension plan:
Unrecognized net loss	$(2,916,670)	$(2,897,659)

Postretirement benefits:
Unrecognized net loss	(70,424)	(68,969)
Unrecognized prior service cost	(27,516)	(31,340)

SERP:
Unrecognized net loss	(51,680)	(14,050)
Unrecognized prior service cost	(81,624)	(93,400)

Retirement Plan for Directors:
Unrecognized net gain	51,685	61,727
Prior service cost	(47,787)	(53,299)

Accumulated comprehensive loss before taxes	(3,144,016)	(3,096,990)
Tax Effect	1,315,556	1,295,876

Accumulated other comprehensive loss	$(1,828,460)	$(1,801,114)

Note 13 – Comprehensive Income (Continued)

The components of other comprehensive income (loss) and related tax effect is presented in the following table:

	Years Ended December 31,
	2010	2009
Pension plan:
Net (loss) gain	$(19,011)	$1,015,156
Prior service (credit)	-	(522,857)

Postretirement benefits:
Net (loss) gain	(1,455)	8,785
Prior service cost	3,824	3,824
Transition obligation	-	-

SERP:
Net (loss) gain	(37,630)	181
Prior service cost	11,776	11,776

Retirement Plan for Directors:
Net (loss) gain	(10,042)	3,394
Prior service cost	5,512	5,512

Other comprehensive (loss) income before taxes	(47,026)	525,771

Tax effect	19,680	(220,032)

Other comprehensive (loss) income	$(27,346)	$305,739

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

The Association has outstanding various commitments to originate or purchase loans as follows:

	December 31,
	2010	2009
Mortgage loans	$2,244,000	$5,315,000
Secured credit cards	131,000	130,000

	$2,375,000	$5,445,000

At December 31, 2010, the outstanding mortgage loan commitments included $1,644,000 for fixed interest rates ranging from 4.25% to 5.75% and $600,000 for adjustable interest rates at 5.50%.

At December 31, 2009, the outstanding mortgage loan commitments included $592,000 for fixed interest rates at 6.35% and $4,723,000 for adjustable interest rates at 6.87%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $118,000 and $116,000 for the years ended December 31, 2010 and 2009, respectively.  At December 31, 2010, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

Year Ended December 31,	Amount
2011	$47,400

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

The Company had no assets which are required to be measured on a recurring basis at December 31, 2010 and 2009.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2 Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

	(In Thousands)

Impaired Loans
December 31, 2010	$4,769	$-	$-	$4,769
December 31, 2009	$993	$-	$-	$993

The Company had no liabilities which are required to be measured on a recurring or non-recurring basis at December 31, 2010 and 2009.

The following information should not be interpreted as an estimate of the fair value of the entire Association since a fair value calculation is only provided for a limited portion of the Association’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Association’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Association’s financial instruments at December 31, 2010 and 2009:

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

As of December 31, 2010 and 2009, the fair value of commitments to extend credit were not considered to be material.

The estimated fair values of the Association’s financial instruments were as follows at December 31, 2010 and 2009.

	December 31,
	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$8,184	$8,184	$5,458	$5,458
Mortgage-backed securities held to maturity	21,780	23,084	28,340	29,567
FHLB stock	808	808	1,275	1,275
Loans receivable	106,478	112,166	110,988	115,692
Accrued interest receivable	607	607	658	658

Financial liabilities:
Deposits	117,074	118,460	115,168	116,709
Advances from FHLB	12,043	12,209	22,851	23,352
Accrued interest payable	28	28	49	49

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association.  The earnings of the Association are recognized by the Company under the equity method of accounting.  The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2010 and 2009.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$227,008	$266,985
Investment in the Association	14,881,231	14,327,102
ESOP loan receivable	523,959	551,628
Other assets	125,530	94,603

Total Assets	$15,757,728	$15,240,318

Liabilities and Stockholders’ Equity
Liabilities
Other liabilities	$4,211	$7,365
Stockholders’ equity	15,753,517	15,232,953

Total Liabilities and Stockholders’ Equity	$15,757,728	$15,240,318

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2010	2009
Interest income	$31,765	$34,510
Dividends from Association	-	300,000
Undistributed earnings (distribution in excess of earnings) of Association	474,794	(64,538)

	506,559	269,972

Non-interest expenses	93,507	103,850

Income before Income Taxes	413,052	166,122

Income tax benefit	(28,177)	(29,007)

Net Income	$441,229	$195,129

Note 17 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010	2009
Cash Flows from Operating Activities
Net income	$441,229	$195,129
Undistributed earnings (distribution in excess of earnings) of Association	(474,794)	64,538
Increase in other assets	(30,927)	(80,256)
(Decrease) increase in other liabilities	(3,154)	5,015

Net Cash (Used in) Provided by Operating Activities	(67,646)	184,426

Cash Flows from Investing Activities
Repayments ESOP loan receivable	27,669	26,200
Cash Flows from Financing Activities
Purchase of treasury stock	-	(3,550)

Net (Decrease) Increase in Cash and Cash Equivalents	(39,977)	207,076

Cash and Cash Equivalents - Beginning	266,985	59,909

Cash and Cash Equivalents - Ending	$227,008	$266,985

Note 18 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$2,087	$2,004	$1,988	$1,883
Interest expense	557	531	499	463

Net Interest Income	1,530	1,473	1,489	1,420

Provision for loan losses	154	134	100	433

Net Interest Income after Provision for Loan Losses	1,376	1,339	1,389	987

Non-interest income	63	65	64	61
Non-interest expenses	1,212	1,194	1,171	1,170

Income (loss) before Income Tax Expense (Benefit)	227	210	282	(122)

Income tax expense (benefit)	87	64	32	(27)

Net Income (loss)	$140	$146	$250	$(95)

Net income (loss) per common share, basic and diluted	$0.05	$0.05	$0.09	$(0.04)

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

	Year Ended December 31, 2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$2,014	$2,051	$2,132	$2,053
Interest expense	858	857	840	700

Net Interest Income	1,156	1,194	1,292	1,353

Provision for loan losses	-	22	52	575

Net Interest Income after Provision for Loan Losses	1,156	1,172	1,240	778

Non-interest income	65	68	67	61
Non-interest expenses	682	1,268	1,176	1,154

Income (loss) before Income Tax	539	(28)	131	(315)
Expense (Benefit)
Income tax expense (benefit)	215	(34)	46	(95)

Net Income (loss)	$324	$6	$85	$(220)

Net income (loss) per common share, basic and diluted	$0.12	$0.003	$0.03	$(0.08)

Note 19 - Recent Accounting Pronouncements

The following is a summary of recently issued authoritative pronouncements that could have an impact on the accounting, reporting, and/or disclosure of the consolidated financial information of the Company.

Accounting Standard Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require that a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

Note 19 - Recent Accounting Pronouncements (Continued)

a) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

b) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of this guidance did not have a material impact on the consolidated financial statements.

ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, will help investors assess the credit risk of a company’s receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures.

This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators.  Both new and existing disclosures must be disaggregated by portfolio segment or class.  The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure.

The amendments in this ASU apply to all public and nonpublic entities with financing receivables.  Financing receivables include loans and trade accounts receivable.  However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments.

 For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010.  The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010.  The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

ASU 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No 2010-20. The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. Under the existing effective date in Update 2010-20, public-entity creditors would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.The deferral in this amendment is effective upon issuance.

Note 20 – Property Sale

During 2010, the Company entered into an agreement (the “Agreement”) to sell its current main branch building and a portion of Flatbush Federal’s adjoining real estate to a third party (the “Purchaser”) for $9,136,000 (the “Transfer”). Under the Agreement, Purchaser will acquire Flatbush Federal’s current main branch building located at 2146 Nostrand Avenue, Brooklyn, New York (“Property A”).  In addition thereto, the Purchaser will take title to 2158 Nostrand Avenue, Brooklyn, New York (“Property B”), and an approximately 12,305 square foot parcel (“Property C”) of a larger adjoining parking lot (“Lot 124”) abutting parts of Nostrand Avenue and Hillel Place, Brooklyn, New York (Property A, Property B, and Property C are collectively, the “Properties”).  Property B is currently leased by Flatbush Federal to a White Castle franchise.

The Agreement provided for an investigation period that expired on August 10, 2010.  The investigation period allowed the Purchaser to conduct environmental site assessments, a structural engineering survey and other tests and investigations. With the expiration of the investigation period, the Purchaser is legally committed to complete the Transfer pursuant to the terms of the Agreement.

On March 24, 2011, the Company and the Purchaser entered into an amendment to the Agreement. The significant terms of the Agreement, as amended, are as follows:

1.
The Purchaser is required to subdivide Lot 124 (of which Property C forms a part of) into two separate tax lots or parcels (the “Subdivision”), which is currently underway.  Lot 124 consists of  (i) Parcel C and (ii) a 3,100 square foot parcel which abuts Hillel Place (the “Retained Property”). Flatbush Federal will retain title to the Retained Parcel, which will become the site of a new branch building (“Branch Building”).

2.	The Transfer is to close (the “Closing”) five (5) days after the date the Subdivision has been approved and new tax lot numbers are assigned to Property C and the Retained Property.

3.
The Purchaser is obligated to complete construction of and deliver to the Company a building containing a 3,000 square foot ground floor bank branch, a cellar, and three (3) additional floors of office space. In consideration of constructing the three (3) additional floors of office space, the Purchaser shall receive a credit at the Closing of $2,176,600.

4.	One of the principals of the Purchaser will personally guarantee the Purchaser’s obligation to deliver the bank branch and office building to Flatbush Federal.

The Company plans to use the additional three (3) floors of office space (consisting of approximately 7,125 of additional square feet) for its executive and administrative offices.

The Company anticipates that the Transfer will occur during the second quarter of 2011, although there can be no assurance that the Transfer will not be extended beyond that date, as a result of unexpected delays in obtaining Municipal Approvals. The Company estimates a pre-tax gain in the range of $8.8 million to $9.0 million will be recorded during the quarter in which the Transfer occurs.

At the Closing, Flatbush Federal will lease back Property A on an interim basis for its continued use as a temporary bank branch (the “Branch Lease”) for one ($1.00) dollar per year.  Flatbush Federal must relocate to the new Branch Building no later than 45 days after the Purchaser completes the construction of the Branch Building and if applicable, the Purchaser’s contractor has completed construction of the interior build-out and delivers to Flatbush Federal a temporary certificate of occupancy for the Branch Building, Bank branch expansion and interior build-out. At that time, the Branch Lease will terminate, and Flatbush Federal will open the Branch Building for business as its new bank branch.

Directors and Executive Officers
Directors

Jesus R. Adia
Chairman of the Board,
President and Chief Executive Officer,
Flatbush Federal Bancorp, Inc. and
Flatbush Federal Savings and Loan Association

D. John Antoniello
President of Anbro Supply Company, an
industrial supply company

Patricia Ann McKinley Scanlan
Marketing Professional for a Long Island-based newspaper
New York State real estate agent

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

Jesus R. Adia
President and Chief Executive Officer

John S. Lotardo
Executive Vice President and Chief Financial Officer

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 2146 Nostrand Avenue, Brooklyn, NY 11210 on April 28, 2011 at 11:00 a.m.

Stock Listing

Over-the-Counter Bulletin Board under the symbol “FLTB”

Special Counsel

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C.  20015

Independent Auditors

ParenteBeard LLC
100 Walnut Avenue, Suite 200
Clark, NJ  07066

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
(800) 368-5948

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.

Annual Report on Form 10-K

A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission is available without charge to shareholders by written request to the Company.  It may also be accessed on our website at:  www.flatbush.com

Market Information

The Company’s Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol “FLTB.”

The following table sets forth the range of the high and low bid prices of the Company’s Common Stock since December 31, 2008, and is based upon information provided on the Yahoo Finance website.  The Company declared 10% stock dividends on February 23, 2006 and March 22, 2005.

	Prices of Common Stock
	High	Low
Calendar Quarter Ended

December 31, 2010	$6.00	$5.15
September 30, 2010	$6.97	$4.20
June 30, 2010	$5.25	$4.11
March 31, 2010	$4.55	$3.70
December 31, 2009	$4.01	$3.63
September 30, 2009	$4.05	$3.56
June 30, 2009	$4.02	$3.16
March 31, 2009	$4.07	$2.80

As of December 31, 2010, the Company had 474 stockholders of record.