Form 10-K, Exhibit 13
period 2011-12-31
FLATBUSH FEDERAL BANCORP INC
filed 2012-03-30
CIK 1243496

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

Selected Consolidated Financial Information and Other Data

The following information is derived from the audited consolidated financial statements of Flatbush Federal Bancorp, Inc. (the “Company”). For additional information about the Company and Flatbush Federal Savings and Loan Association, (the “Association”) a more detailed presentation is made in the “Management’s Discussion and Analysis,” the Consolidated Financial Statements of the Company and the related notes included in this Annual Report.

Selected Financial Condition Data:	At December 31,
(In thousands)	2011	2010

Total assets	$142,714	$147,019
Loans receivable, net (1)	95,162	106,478
Securities held to maturity	25,749	21,780
Cash and cash equivalents	8,801	8,184
Deposits	114,923	117,074
Borrowings	10,082	12,043
Stockholders’ equity	14,560	15,754

___________________________________
(1) Net of allowance for loan losses and deferred loan fees.

Selected Operating Data:	For the Years Ended December 31
(In thousands, except per share data)	2011	2010

Total interest income	$6,806	$7,962
Total interest expense	1,554	2,050
Net interest income	5,252	5,912
Provision for loan losses	1,711	821

Non-interest income	283	254
Non-interest expense	5,094	4,746
Income tax (benefit) expense	(632)	156
Net (loss) income	$(638)	$441

Net (loss) income per common share – basic and diluted	$(0.24)	$0.17

Exhibit 13 -1

Selected Financial Ratios and Other Data:

At or for the Years Ended December 31,
2011	2010
Performance Ratios:

Return on average assets (1)	(0.44%)	0.29%
Return on average equity	(4.15%)	2.81%
Net yield on average interest-earning assets	5.21%	5.63%
Net yield on average interest-bearing liabilities	1.29%	1.59%
Net interest rate spread (2)	3.92%	4.04%
Net interest margin (3)	4.02%	4.18%
Average interest-earning assets to average interest- bearing liabilities	1.08	x	1.10	x

Capital Ratios:
Average stockholders equity to average assets	10.72%	10.26%
Tier 1 core ratio (to adjusted total assets)	11.52%	11.45%
Total risk-based capital ratio	19.88%	20.30%

Asset Quality Ratios:
Allowance for loan losses to gross loans outstanding	2.30%	1.52%
Non-performing loans to total loans	8.39%	7.74%
Non-performing assets to total assets	6.26%	5.74%

Other Data:
Number of full-service offices	3	3

___________________________________
(1)	Ratio of net income to average total assets.
(2)	The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Exhibit 13 -2

Management’s Discussion and Analysis of Financial Condition

and Results of Operation

The Company is a federal corporation, which was organized in 2003 as part of the mutual holding company reorganization of the Association. The Company’s principal asset is its investment in the Association. The Company is a majority owned subsidiary of Flatbush Federal Bancorp, MHC, (“Flatbush MHC”) a federally chartered mutual holding company. At December 31, 2011, 1,484,208 shares of the Company’s common stock were held by its Flatbush MHC, and 1,252,699 shares were held by shareholders other than Flatbush MHC. At December 31, 2011, the Company had consolidated assets of $142.7 million, deposits of $114.9 million and stockholders’ equity of $14.6 million.

On January 13, 2012, the Company consummated the sale of the Association’s main branch building and a portion of adjoining real estate to a third party for consideration of $10,136,000 and recognized a pre-tax gain of $9,072,000. This transaction is more fully described in Note 20 to the consolidated financial statements.

On March 13, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012.

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

Exhibit 13 -3

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

Pension Plan Assumptions. Our pension plan costs are calculated using actuarial concepts, as required under accounting for defined benefit pension and other post retirement plans. Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to Consolidated Financial Statements.

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

Exhibit 13 -4

Comparison of Financial Condition at December 31, 2011 and 2010

The Company’s total assets at December 31, 2011 were $142.7 million compared to $147.0 million at December 31, 2010, a decrease of $4.3 million, or 2.9%. Loans receivable decreased $11.3 million, or 10.6%, to $95.2 million at December 31, 2011 from $106.5 million at December 31, 2010. Demand for one-to four-family residential mortgage loans decreased primarily due to the economic recession, high unemployment rate and declining real estate values. In addition, mortgage-backed securities decreased $379,000, or 1.7%, to $21.4 million at December 31, 2011 from $21.8 million as of December 31, 2010. Investment securities increased and totaled $4.3 million due to purchases during the quarters ended June 30 and September 30, 2011. Cash and cash equivalents increased $617,000, or 7.5%, to $8.8 million at December 31, 2011 from $8.2 million at December 31, 2010.

Total deposits decreased $2.2 million, or 1.9%, to $114.9 million at December 31, 2011 from $117.1 million at December 31, 2010. Borrowings from the Federal Home Loan Bank of New York decreased $1.9 million, or 15.8%, to $10.1 million at December 31, 2011 from $12.0 million at December 31, 2010. The Company borrows from the Federal Home Loan Bank of New York to fund loan commitments, securities purchases and savings withdrawals.

Total stockholders’ equity decreased $1.2 million, or 7.6%, to $14.6 million at December 31, 2011 from $15.8 million at December 31, 2010. The decrease to stockholders’ equity reflects a net loss of $638,000 and an increase of $662,000 of accumulated other comprehensive loss. This was partially offset by amortization of $25,000 of unearned ESOP shares, amortization of $41,000 of restricted stock awards for the Company’s Stock-Based Incentive Program (the “Plan”) and amortization of $41,000 of stock option awards. No shares were repurchased during the year ended December 31, 2011.

On June 30, 2005, the Company approved a stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. This repurchase program was completed on December 7, 2007 with 50,000 shares repurchased. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to an additional 50,000 shares of the Company’s outstanding shares of common stock. Stock repurchases will be made from time to time and may be effected through open market purchases, block trades and in privately negotiated transactions. Repurchased stock will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2011, a total of 12,750 shares have been acquired at a weighted average price of $4.44 per share pursuant to the second stock repurchase program. No repurchases were made for the years ended December 31, 2011 and 2010.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

General. Net income decreased by $1.1 million, to a loss of $638,000 for the year ended December 31, 2011 from income of $441,000 for the year ended December 31, 2010. Lower yield on interest earning assets, partially offset by lower cost of deposits and borrowings, caused the Company’s net interest margin to decrease by 16 basis points from 4.18% in 2010 to 4.02% in 2011.

Interest Income. Interest income decreased by $1.16 million or 12.6%, to $6.81 million for the year ended December 31, 2011 from $7.96 million for the year ended December 31, 2010. The decrease in interest income resulted from decreases of income of $899,000 from loans receivable, $295,000 from mortgage-backed securities, and $2,000 from other interest earning assets, partially offset by an increase

Exhibit 13 -5

of $40,000 from investment securities. More generally, the decrease in interest income was attributable to a decrease of $10.8 million in the average balance of interest earning assets to $130.7 million for the year ended December 31, 2011 from $141.5 million for the year ended December 31, 2010 and a 42 basis point decrease in the average yield on interest earning assets.

Interest income on loans receivable decreased $899,000 or 13.8%, to $5.6 million for the year ended December 31, 2011 from $6.5 million for the comparable period in 2010. The decrease resulted from a lower average balance of $100.7 million for the year ended December 31, 2011, from an average balance of $110.9 million for the year ended December 31, 2010 and a lower average yield of 5.58% for the year ended December 31, 2011 from an average yield of 5.88% for the year ended December 31, 2010.

Interest income from mortgage-backed securities decreased $295,000, or 21.4%, to $1.1 million for the year ended December 31, 2011 from $1.4 million for the year ended December 31, 2010. This decrease reflects a $2.3 million decrease in the average balance of mortgage-backed securities to $21.6 million for the year ended December 31, 2011 from $23.9 million for the same period in 2010 and an decrease in the average yield of 74 basis points to 5.03% for the year ended December 31, 2011 from 5.77% for the year ended December 31, 2010.

Interest income from investment securities increased $40,000, or 69.0%, to $98,000 for the year ended December 31, 2011 from $58,000 for the year ended December 31, 2010. The increase resulted from an increase of $2.4 million in the average balance in investment securities to $3.4 million for the year ended December 31, 2011 from an average balance of $1.0 million for the year ended December 31, 2010, partially offset by a decrease of 292 basis points to 2.86% in the average yield for the year ended December 31, 2011 from an average yield of 5.78% for the year ended December 31, 2010.

Interest income on other interest-earning assets, primarily interest-earning deposits and federal funds sold, decreased $2,000, or 33.3%, to $4,000 for the year ended December 31, 2011 from $6,000 for the year ended December 31, 2010. The decrease was attributable to the decrease of $747,000 in the average balance of interest earning deposits of $5.0 million for the year ended December 31, 2011 from $5.7 million for the year ended December 31, 2010.

Interest Expense. Total interest expense decreased $496,000, or 24.2%, to $1.6 million for the year ended December 31, 2011 from $2.1 million for the year ended December 31, 2010. The decrease in interest expense resulted from a decrease of 30 basis points in the average cost of interest-bearing liabilities to 1.29% for the year ended December 31, 2011 from 1.59% for the year ended December 31, 2010, and a $8.7 million decrease in the average balance of interest-bearing liabilities to $120.6 million for the year ended December 31, 2011 from $129.3 million for the year ended December 31, 2010. In addition, the average balance of interest-bearing deposits decreased $2.9 million to $109.7 million with an average cost of 1.31% for the year ended December 31, 2011 from $112.6 million with an average cost of 1.54% for the year ended December 31, 2010. In addition, the decrease in interest expense resulted from a decrease of $5.8 million in the average balance of Federal Home Loan Bank of New York advances to $10.9 million, with an average cost of 1.07%, for the year ended December 31, 2011, compared to $16.7 million and 1.92% for the year ended December 31, 2010. The average balance of certificates of deposit decreased by $2.9 million to $75.1 million with an average cost of 1.74% in 2011, as compared with an average balance of $78.0 million with an average cost of 2.06% in 2010. The average balance for savings and club accounts decreased by $2,000 to $34.2 million with an average cost of 0.37% in 2011, as compared to $34.2 million with an average cost of 0.37% in 2010. The average balance of interest-bearing demand deposits decreased by $26,000 to $332,000 with an average cost of 0.33% in 2011 from $358,000 with an average cost of 0.34% in 2010.

Exhibit 13 -6

Net Interest Income. Net interest income decreased $660,000, or 11.2%, to $5.3 million for 2011 from $5.9 million for 2010. The Company’s interest rate spread decreased by 12 basis points to 3.92% in 2011 from 4.04% in 2010. Additionally, the Company’s interest margin decreased by 16 basis points to 4.02% in 2011 from 4.18% in 2010.

Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Prevailing national and local economic conditions are reflected in the continued high unemployment rate and depressed real estate values. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, management made a provision of $1.7 million for the year ended December 31, 2011, as compared to a provision of $821,000 for the year ended December 31, 2010. The increase in provision for loan loss during the year was primarily due to increased specific loan loss reserves on construction loan participations, commercial real estate loans, one-to four-family residential loans and credit card loans, as well as an increase in general allowance for loan loss considered appropriate due to the increase of non-performing loans and to address inherent losses that are probable and estimable in the loan portfolio. Management used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $2.2 million, or 2.30% of total loans outstanding at December 31, 2011, as compared with $1.6 million, or 1.51% of total loans outstanding at December 31, 2010. Non-performing loans to total assets was 574 basis points on December 31, 2011 and December 31, 2010. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

Management evaluates the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Although management believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review the allowance for loan losses. The Office of the Comptroller of the Currency may require the Association to make adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Non-Interest Income. Non-interest income increased by $29,000, or 11.4%, to $283,000 in 2011 from $254,000 in 2010. This increase was primarily due to increases in fees and service charges and miscellaneous income.

Exhibit 13 -7

Non-Interest Expense. Non-interest expense increased by $347,000, or 7.3% to $5.1 million in 2011 from $4.7 million in 2010. The increase was caused primarily by increases in net occupancy expense to $625,000 from $496,000, equipment expenses to $624,000 from $477,000, director’s compensation to $199,000 from $186,000, professional fees to $412,000 from $340,000 and insurance premiums to $185,000 from $139,000, partially offset by decreases in federal deposit insurance premiums to $153,000 from $206,000 Equipment expense increased $147,000 to $624,000 for the year ended December 31, 2011, from $477,000 for the year ended December 31, 2010 primarily due to data center deconversion costs. Net occupancy expense of premises increased $129,000 to $625,000 for the year ended December 31, 2011, from $496,000 for the year ended December 31, 2010 primarily due to the loss of rental income from an expired property lease that was not renewed due to the pending sale of the property, along with new leasing terms for an existing branch location. Professional fees increased $72,000 to $412,000 for the year ended December 31, 2011, from $340,000 for the year ended December 31, 2010 primarily due to increased legal and accounting expenses. Insurance premiums increased $46,000 to $185,000 for the year ended December 31, 2011, from $139,000 for the year ended December 31, 2010 primarily due to additional insurance required for the increased other real estate owned. Federal deposit insurance premiums decreased $53,000 to $153,000 for the year ended December 31, 2011, from $206,000 for the year ended December 31, 2010 primarily due to premium calculation changes.

Income Tax Expense. The provision for income taxes decreased $788,000 to a benefit of $632,000 in 2011 from an expense of $156,000 in 2010. The decrease in the income tax expense is primarily due to the decrease in income before taxes of $1.9 million to a loss of $1.3 million in 2011 from income of $597,000 in 2010.

Exhibit 13 -8

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

	At December 31,		Years Ended December 31,
	2011		2011				2010
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$95,162	5.42%	$100,678	5,619		5.58%	$110,909	$6,518		5.88%
Mortgage-backed securities	21,401	4.84%	21,572	1,085		5.03%	23,896	1,380		5.77%
Investment securities(2) (3)	5,046	2.50%	3,431	98		2.86%	1,011	58		5.78%
Other interest-earning assets	6,930	0.01%	4,980	4		0.08%	5,727	6		0.10%
Total interest-earning assets	128,538	5.34%	130,661	6,806		5.21%	141,543	7,962		5.63%

Non-interest earning assets	14,176		12,986				11,475

Total assets	$142,714		$143,647				$153,018

Interest-bearing liabilities:
NOW accounts	$321	0.30%	332	1		0.33%	$358	1		0.34%
Savings and club	33,323	0.33%	34,243	127		0.37%	34,245	126		0.37%
Certificates of deposit	76,081	1.71%	75,130	1,309		1.74%	77,994	1,603		2.06%
Total interest-bearing deposits	109,725	1.29%	109,704	1,437		1.31%	112,596	1,730		1.54%

Federal Home Loan Bank Advances	10,082	0.79%	10,935	117		1.07%	16,660	320		1.92%

Total interest-bearing liabilities	119,806	1.24%	120,640	1,554		1.29%	129,256	2,050		1.59%

Non-interest bearing liabilities:
Demand deposit	5,198		5,252				5,486
Other liabilities	3,150		2,360				2,583
Total non-interest-bearing liabilities	8,348		7,612				8,069
Total liabilities	128,154		128,252				137,325

Stockholders’ Equity	14,560		15,395				15,692
Total liabilities and equity	$142,714		$143,647				$153,018
Net interest income				$5,252				$5,912
Interest rate spread(4)		4.09%				3.92%				4.04%
Net interest-earning assets	$8,732		$10,021				$12,286
Net interest margin(5)						4.02%				4.18%
Ratio of interest earning assets to interest bearing liabilities				1.08	x			1.10	x

_________________________________

(1)	Loans receivable are net of the allowance for loan losses.
(2)	None of the reported income is exempt from Federal income taxes.
(3)	Includes stock in Federal Home Loan Bank of New York which is reflected at the most recent quarterly dividend rate.
(4)	Net interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of interest earning assets.

Exhibit 13 -9

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

	Years Ended December 31,
	2011 vs. 2010
	Increase/(Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest income:
Loans receivable	$(579)	$(320)	$(899)
Mortgage-backed securities	(127)	(168)	(295)
Investment securities	51	(11)	40
Other interest-earning assets	(1)	(1)	(2)

Total interest income	(656)	(500)	(1,156)

Interest expense:
Demand deposits	—	—	—
Passbook and club accounts	1	—	1
Certificates of deposit	(63)	(231)	(294)
Federal Home Loan Bank advances	(88)	(115)	(203)

Total interest expense	(150)	(346)	(496)

Net interest income	$(506)	$(154)	$(660)

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

Exhibit 13 -10

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

 Net Portfolio Value. We use a net portfolio value analysis prepared by the OCC to review our level of interest rate risk. Such analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points.

The following table, which is based on information that we provide to the OCC, presents the change in the net portfolio value of the Association at December 31, 2011, which is the most recent date for which information is available, that would occur in the event of an immediate change in interest rates based on OCC assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)

+300	$15,740	$(5,807)	(27)%	10.89%	(325	)bp
+200	$18,644	$(2,903)	(13)%	12.59%	(155	)bp
+100	$20,624	$(923)	(4)%	13.68%	(46	)bp
+50	$21,187	$(360)	(2)%	13.97%	(17	)bp
0	$21,547	—	—%	14.13%	—
-50	$21,496	$(51)	—%	14.09%	(5	)bp
-100	$21,517	$(30)	—%	14.09%	(5	)bp

The table above indicates that at December 31, 2011, in the event of a 100 basis point decrease in interest rates, the Company would experience a minimal decrease in net portfolio value. In the event of a 100 basis point increase in interest rates, the Company would experience a 4.00% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.

Exhibit 13 -11

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

Liquidity. The Company maintains liquid assets at levels considered adequate to meet its liquidity needs. The liquidity ratio averaged 6.94% for the year ended December 31, 2011. Liquidity levels are adjusted to fund deposit outflows, pay real estate taxes on mortgage loans, fund loan commitments and take advantage of investment opportunities. As appropriate, the Company also adjusts liquidity to meet asset and liability management objectives. At December 31, 2011, cash and cash equivalents totaled $8.8 million.

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

A significant portion of the Company’s liquidity consists of cash and cash equivalents, which are a product of management’s operating, investing and financing activities. At December 31, 2011, $8.8 million of assets were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, principal repayments of mortgage-backed securities and increases in deposit accounts. As of December 31, 2011, there were no short-term investment securities.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Total deposits decreased $2.2 million to $114.9 million at December 31, 2011 from $117.1 million as of December 31, 2010.

Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York which provides an additional source of funds. At December 31, 2011, the Company had $10.1 million in advances from the Federal Home Loan Bank of New York, and had an available borrowing limit of $48.2 million.

At December 31, 2011, the Company had outstanding commitments to originate loans of $405,000. At December 31, 2011, certificates of deposit scheduled to mature in less than one year totaled $59.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain, although there can be no assurance that this will be the case. In the event a significant portion of deposits are not retained, management will have to utilize other funding sources, such as Federal Home Loan Bank of New York advances in order to maintain the Company’s level of assets. Alternatively, management could reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Exhibit 13 -12

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Company’s contractual obligations at December 31, 2011. Amounts shown do not include anticipated contributions to the Company’s defined benefit plans.

Payment Due by Period
Contractual Obligations	Total	Less than One year	More than One year to Three years	More than three years to Five years	More than Five years
	(in thousands)
FHLB Advances	$10,082	$10,035	$47	$—	$—

Certificates of Deposit	76,081	59,843	12,677	2,597	964

Lease Obligations	2,970	285	587	611	1,487

Total	$89,133	$70,163	$13,311	$3,208	$2,451

In the normal course of business, the Association enters into off-balance sheet arrangements consisting of commitments to fund loans. At December 31, 2011, these commitments totaled $405,000, which expire in three months or less. See Note 14 to the Consolidated Financial Statements for more information.

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

Exhibit 13 -13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Flatbush Federal Bancorp, Inc.

Brooklyn, New York

We have audited the accompanying consolidated statements of financial condition of Flatbush Federal Bancorp, Inc. (the “Company”) and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flatbush Federal Bancorp, Inc, and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

ParenteBeard LLC

Clark, New Jersey

March 30, 2012

Exhibit 13-14

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,
	2011	2010
Assets

Cash and amounts due from depository institutions	$1,871,605	$1,568,478
Interest-earning deposits in other banks	1,179,582	1,065,862
Federal funds sold	5,750,000	5,550,000

Cash and Cash Equivalents	8,801,187	8,184,340

Securities held to maturity, fair value of $27,402,087 in 2011 and $23,084,343 in 2010	25,748,582	21,779,811
Loans receivable, net of allowance for loan losses of $2,247,171 in 2011 and $1,649,319 in 2010	95,161,715	106,477,978
Other real estate owned	743,830	—
Premises and equipment	2,377,057	2,287,820
Federal Home Loan Bank of New York stock	698,200	807,900
Accrued interest receivable	554,307	607,089
Bank owned life insurance	4,523,252	4,371,605
Other assets	4,106,279	2,502,199

Total Assets	$142,714,409	$147,018,742

Liabilities and Stockholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$5,197,945	$5,319,364
Interest bearing	109,724,623	111,754,193
Total Deposits	114,922,568	117,073,557
Advances from Federal Home Loan Bank of New York	10,081,574	12,042,583
Advance payments by borrowers for taxes and insurance	190,155	333,023
Other liabilities	2,960,087	1,816,062

Total Liabilities	128,154,384	131,265,225

Stockholders’ Equity

Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2,799,657 shares; outstanding 2,736,907 shares	27,998	27,998
Paid-in capital	12,725,312	12,653,326
Retained earnings	5,152,987	5,791,170
Unearned employees’ stock ownership plan (ESOP) shares	(409,108)	(443,983)
Treasury stock, 62,750 shares, at cost	(446,534)	(446,534)
Accumulated other comprehensive loss	(2,490,630)	(1,828,460)

Total Stockholders’ Equity	14,560,025	15,753,517

Total Liabilities and Stockholders’ Equity	$142,714,409	$147,018,742

See notes to consolidated financial statements.

Exhibit 13-15

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years Ended December 31,
	2011	2010
Interest Income

Loans, including fees	$5,619,225	$6,518,077
Investment securities	98,256	58,471
Mortgage-backed securities held to maturity	1,085,135	1,379,515
Other interest-earning assets	3,549	5,716

Total Interest Income	6,806,165	7,961,779

Interest Expense
Deposits	1,436,290	1,730,343
Borrowings	117,481	319,712

Total Interest Expense	1,553,771	2,050,055

Net Interest Income	5,252,394	5,911,724

Provision for Loan Losses	1,711,252	821,476

Net Interest Income after Provision for Loan Losses	3,541,142	5,090,248

Non-Interest Income
Fees and service charges	109,156	99,431
Bank owned life insurance	151,647	151,623
Other	22,578	2,682

Total Non-Interest Income	283,381	253,736

Non-Interest Expense
Salaries and employee benefits	2,411,215	2,409,953
Net occupancy expense of premises	625,132	496,257
Equipment	624,162	477,069
Directors’ compensation	199,432	185,605
Professional fees	411,945	340,045
Insurance premiums	185,330	139,164
Federal deposit insurance premiums	152,894	205,826
Other	484,197	492,587

Total Non-Interest Expense	5,094,307	4,746,506

(Loss) Income before Income Tax (Benefit) Expense	(1,269,784)	597,478

Income Tax (Benefit) Expense	(631,601)	156,249

Net (Loss) Income	$(638,183)	$441,229

Net (Loss) Income per Common Share
Basic and diluted	$(0.24)	$0.17

Weighted Average Number of Shares Outstanding
Basic and diluted	2,672,129	2,666,861

See notes to consolidated financial statements.

Exhibit 13-16

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2011 and 2010

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total

Balance December 31, 2009	$27,998	$12,581,519	$5,349,941	$(478,857)	$(446,534)	$(1,801,114)	$15,232,953

Comprehensive Income:
Net income	—	—	441,229	—	—	—	441,229
Benefit Plans, net of deferred income taxes of $19,680	—	—	—	—	—	(27,346)	(27,346)
Comprehensive income	—	—	—	—	—	—	413,883
Amortization of MRP	—	40,584	—	—	—	—	40,584
Stock option expense	—	41,412	—	—	—	—	41,412
ESOP shares committed to be released	—	(10,189)	—	34,874	—	—	24,685

Balance December 31, 2010	27,998	12,653,326	5,791,170	(443,983)	(446,534)	(1,828,460)	15,753,517

Comprehensive Loss:
Net loss	—	—	(638,183)	—	—	—	(638,183)
Benefit Plans, net of deferred
Income taxes of ($476,546)	—	—	—	—	—	(662,170)	(662,170)

Comprehensive loss	—	—	—	—	—	—	(1,300,353)
Amortization of MRP	—	40,584	—	—	—	—	40,584
Stock option expense	—	41,412	—	—	—	—	41,412
ESOP shares committed to be released	—	(10,010)	—	34,875	—	—	24,865

Balance December 31, 2011	$27,998	$12,725,312	$5,152,987	$(409,108)	$(446,534)	$(2,490,630)	$14,560,025

See notes to consolidated financial statements.

Exhibit 13-17

Flatbush Federal Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2011	2010

Cash Flows from Operating Activities
Net (loss) income	$(638,183)	$441,229
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	120,488	171,870
Net accretion of premiums, discounts and deferred loan fees and costs	(26,538)	(166,560)
Deferred income tax (benefit)	(673,979)	(382,660)
Provision for loan losses	1,711,252	821,476
ESOP shares committed to be released	24,865	24,685
MRP amortization	40,584	40,584
Stock option expense	41,412	41,412
Decrease in accrued interest receivable	52,782	50,463
Increase in cash surrender value of bank owned life insurance	(151,647)	(151,623)
(Increase) decrease in other assets	(453,555)	501,168
Increase (decrease) in other liabilities	5,309	(665,642)

Net Cash Provided by Operating Activities	52,790	726,402

Cash Flows from Investing Activities
Purchase of investment securities held to maturity	(4,357,242)	—
Principal repayments on mortgage-backed securities held to maturity	5,535,214	7,943,767
Purchase of mortgage-backed securities held to maturity	(5,150,439)	(1,250,010)
Purchase of loan participation interests	(150,403)	(1,996,402)
Net change in loans receivable	9,041,818	5,717,552
Additions to premises and equipment	(209,725)	(19,377)
Redemption of Federal Home Loan Bank of New York stock	109,700	467,000

Net Cash Provided by Investing Activities	4,818,923	10,862,530

Cash Flows from Financing Activities
Net (decrease) increase in deposits	(2,150,989)	1,905,837
Repayment of advances from Federal Home Loan Bank of New York	(3,461,009)	(2,808,898)
Net change to short-term borrowings	1,500,000	(8,000,000)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(142,868)	40,442

Net Cash Used in Financing Activities	(4,254,866)	(8,862,619)

Net Increase in Cash and Cash Equivalents	616,847	2,726,313

Cash and Cash Equivalents – Beginning	8,184,340	5,458,027

Cash and Cash Equivalents – Ending	$8,801,187	$8,184,340

Supplementary Cash Flows Information
Cash paid during the year for:
Interest	$1,577,000	$2,071,098

Income taxes, net of refunds	$370,850	$121,110

Acquisition of real estate owned in settlement of loan receivable	$743,830	$—

See notes to consolidated financial statements.

Exhibit 13-18

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Financial Statement Presentation

The consolidated financial statements include accounts of Flatbush Bancorp Inc. (the “Company”), Flatbush Federal Savings and Loan Association (the “Association”) and the Association’s subsidiary, Flatbush REIT, Inc. (the “REIT”), a corporation principally engaged in investing in loans secured by real estate. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation. At both December 31, 2011 and 2010, 54.23%, of the Company’s common stock was owned by Flatbush Federal MHC, a mutual holding company.

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

Exhibit 13-19

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

On January 13, 2012, the Company consummated the sale of the Association’s main branch building and a portion of adjoining real estate to a third party for consideration of $10,136,000 and recognized a pre-tax gain of $9,072,000. This transaction is more fully described in Note 20 to the consolidated financial statements.

On March 13, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between (i) Northfield Bank, Northfield Bancorp, Inc. (“Northfield Bancorp”), and Northfield Bancorp, MHC, and (ii) the Company, the Association and Flatbush Federal Bancorp, MHC. The Merger Agreement provides, among other things, that as a result of the merger of the Company into Northfield Bancorp (the “Mid-Tier Merger”), each outstanding share of the Company’s common stock will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock. The Merger Agreement contains a number of customary representations and warranties by the parties regarding certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind. The obligation of the parties to complete the Merger is subject to various customary conditions. If the Merger is terminated under specified situations in the Merger Agreement (because the Company accepts a proposal to be acquired that is superior to the one contained in the Merger Agreement, enters into an agreement related to such a proposal and terminates the Merger Agreement, or fails to make, withdraws, modifies or qualifies its recommendation regarding the Merger Agreement), the Company may be required to pay a termination fee to Northfield Bancorp of approximately $700,000. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was included in a Form 8-K filed with the Securities and Exchange Commission on March 15, 2012.

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

Exhibit 13-20

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income (loss).

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

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2011.

Exhibit 13-21

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Exhibit 13-22

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

Advertising

Advertising expense, which totaled $13,000 and $16,000, during the years ended December 31, 2011 and 2010, respectively, is recorded as incurred and included in other non-interest expenses.

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

Exhibit 13-23

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with accounting guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2011 and 2010. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The amount of interest and penalties for the years ended December 31, 2011 and 2010 was immaterial. The tax years subject to examination by the taxing authorities are the years ended December 31, 2010, 2009 and 2008.

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

Options vest over an eight-year service period. Upon exercise of vested options, management expects to draw on treasury stock as the source of shares. The fair values relating to all options granted were estimated using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. The Company used historical exercise dates based on the age at grant of the option holder to estimate the options’ expected term, which represent the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was based on the Company’s history and expectations of dividend payouts. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards. There were no options granted during the years ended December 31, 2011 and 2010.

Exhibit 13-24

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 1 - Summary of Significant Accounting Policies (Continued)

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

Net Income per Common Share

Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Stock options and restricted stock awards granted are considered common stock equivalents and therefore considered in diluted net income per common share calculations, if dilutive, using the treasury stock method. During the years ended December 31, 2011 and 2010, all outstanding stock options and unvested restricted stock were anti-dilutive.

Transfer of Financial Assets

Transfer of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Association; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Reclassification

Certain amounts as of and for the year ended December 31, 2010 have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on net income for 2010.

Exhibit 13-25

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Government National Mortgage Association	$5,342,679	$322,917	$—	$5,665,596
Federal National Mortgage Association	12,778,385	1,068,213	—	13,846,598
Federal Home Loan Mortgage Corporation	3,280,117	175,596	19,303	3,436,410

Total Mortgage-Backed Securities	21,401,181	1,566,727	19,303	22,948,604
Corporate Debt	4,347,401	135,320	29,238	4,453,483
	$25,748,582	$1,702,046	$48,561	$27,402,087

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$1,941,011	$130,052	$—	$2,071,063
Federal National Mortgage Association	15,301,382	1,043,256	10,719	16,333,919
Federal Home Loan Mortgage Corporation	4,537,418	152,331	10,388	4,679,361

Total Mortgage-Backed Securities	$21,779,811	$1,325,639	$21,107	$23,084,343

Exhibit 13-26

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity (Continued)

The age of unrealized losses and fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2011
Federal Home Loan Mortgage Corporation	$581,132	$17,427	$119,298	$1,876	$700,430	$19,303
Corporate debt	888,807	29,238	—	—	888,807	29,238
	$1,469,939	$46,665	$119,298	$1,876	$1,589,237	$48,541

December 31, 2010:
Federal National Mortgage Association	$487,785	$10,719	$—	$—	$487,785	$10,719
Federal Home Loan Mortgage Corporation	53,835	418	553,080	9,970	606,915	10,388

	$541,620	$11,137	$553,080	$9,970	$1,094,700	$21,107

Management does not believe that any of the individual unrealized losses at December 31, 2011 and 2010, represent other-than-temporary impairment. The unrealized losses reported on securities at December 31, 2011 relate to four corporate debt securities and four Federal Home Loan Mortgage Corporation mortgage-backed securities. These unrealized losses are due to changes in interest rates. The Company does not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell these securities prior to full recovery of fair value to a level which equals or exceeds amortized cost.

Exhibit 13-27

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 2 - Securities Held to Maturity (Continued)

The amortized cost and estimated fair value of securities at December 31, 2011, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers generally have the right to prepay obligations.

	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	2,642,522	2,642,172
Due after five years through ten years	1,892,474	2,003,927
Due after ten years	21,213,586	22,755,988
	$25,748,582	$27,402,087

All mortgage-backed securities are U.S. Government Agencies backed and collateralized by residential mortgages.

There were no sales of securities held to maturity during the years ended December 31, 2011 and 2010.

At December 31, 2011 and 2010, mortgage-backed securities with amortized cost of approximately $8,719,000 and $10,702,000, respectively, and fair value of $9,087,000, and $11,265,000, respectively, were pledged to Federal Home Loan Bank of New York to secure borrowings.

Exhibit 13-28

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable

	December 31,
	2011	2010

Real estate mortgage:
One-to four-family	$66,681,058	$71,830,671
Multi family	5,749,132	5,889,520
Commercial	21,900,604	22,974,795

	94,330,794	100,694,986

Real estate construction	2,691,719	7,791,750
Land loan	386,827	393,266
Unsecured Business Loan	40,000	20,000

Consumer:
Home equity loans	87,425	112,744
Passbook or certificate	36,830	38,730
Credit cards	36,677	47,326
	160,932	198,800

Total Loans	97,610,272	109,098,802

Loans in process	(104,671)	(894,569)
Allowance for loan losses	(2,247,171)	(1,649,319)
Deferred loan fees, net	(96,715)	(76,936)

	(2,448,557)	(2,620,824)

Total Loan Receivable, Net	$95,161,715	$106,477,978

Exhibit 13-29

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

The following table summarizes the primary segments of the allowance for loan losses (“ALLL”) and activity therein, segregated into the amounts required for loans individually evaluated for impairment and the amounts required for loans collectively evaluated for impairment as of and for the years ended December 31, 2011 and 2010.

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Passbook Loans	Total
	(Dollars in thousands)
Allowance for loan losses:

Year ended December 31, 2011:

Beginning Balance	$810	$583	$36	$214	$6	$—	$—	$1,649

Charge-offs	(813)	(248)	—	(45)	(8)	—	—	$(1,113)

Provision	498	945	(1)	266	4	—	—	$1,711

Ending Balance	$495	$1,280	$35	$436	$2	$—	$—	$2,247

Exhibit 13-30

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Passbook Loan	Total
	(Dollars in thousands)
Allowance for loan losses:

Ending balance: individually evaluated for impairment	$407	$623	$—	$260	$—	$—	$—	$1,290
Ending balance: collectively evaluated for impairment	$88	$656	$35	$176	$2	$—	$—	$957

Loan receivables:

Ending balance	$3,118	$21,901	$5,749	$66,681	$37	$87	$37	$97,610
Ending balance: individually evaluated for impairment	$2,176	$2,325	$—	$5,143	$—	$—	$—	$9,644
Ending balance: collectively evaluated for impairment	$942	$19,575	$5,749	$61,538	$37	$87	$37	$87,965

Exhibit 13-31

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four- Family Real Estate	Credit Card	Home Equity	Passbook Loans	Total
	(Dollars in thousands)
Allowance for loan losses:

Year ended December 31, 2010:

Beginning Balances	$555	$173	$13	$85	$3	$—	$—	$829

Charge-offs	—	—	—	—	(1)	—	—	(1)

Provision	255	410	23	129	4	—	—	821

Ending Balance	$810	$583	$36	$214	$6	$—	$—	$1,649

Exhibit 13-32

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Construction, Land and Unsecured Business Loan	Commercial Real Estate	Residential Multifamily Real Estate	Residential One-to four-family Real Estate	Credit Card	Home Equity	Passbook Loan	Total
	(Dollars in thousands)
Allowance for loan losses:

Ending balance: individually evaluated for impairment	$627	$207	$—	$60	$4	$—	$—	$898
Ending balance: collectively evaluated for impairment	$183	$376	$36	$154	$2	$—	$—	$751

Loan receivables:

Ending balance	$8,205	$22,975	$5,890	$71,830	$47	$113	$39	$109,099
Ending balance: individually evaluated for impairment	$2,040	$3,156	$—	$3,801	$4	$—	$—	$9,001
Ending balance: collectively evaluated for impairment	$6,165	$19,819	$5,890	$68,029	$43	$113	$39	$100,098

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for, commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Exhibit 13-33

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

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

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2011 and 2010.

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in thousands)
December 31, 2011:
Construction and land	$2,176	$407	$—	$2,176	$2,176
Commercial Real Estate	2,297	623	29	2,325	2,325
Residential one-to four-family Real Estate	2,239	260	2,904	5,143	5,143
Credit Card	—	—	3	3	3
Total impaired loans	$6,712	$1,290	$2,936	$9,648	$9,648

Exhibit 13-34

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Impaired Loans With Specific Allowances		Impaired Loans With No Specific Allowances	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in thousands)
December 31, 2010:
Construction and land	$2,040	$627	$—	$2,040	$2,040
Commercial Real Estate	2,143	207	1,013	3,156	3,156
Residential one-to four-family Real Estate	1,480	60	2,321	3,801	3,801
Credit Card	4	4	—	4	4
Total impaired loans	$5,667	$898	$3,334	$9,001	$9,001

The following table presents the average recorded investment and interest income recognized on impaired loans during the period of impairment during the year ended December 31, 2011.

	Year ended December 31, 2011
	Average Recorded Investment	Interest Income Recorded
	(Dollars in thousands)

Construction and land	$2,962	$—
Commercial Real Estate	2,600	36
Residential one-to four-family Real Estate	4,299	29
Credit Card	2	—
Total	$9,863	$65

During the years ended December 31, 2010, the average investment in impaired loans was $5,523,000 No interest income was collected in 2010 on these loans during the time of impairment.

At December 31, 2011 and 2010, 90.00%, and 100% respectively, of impaired loan balances were measured for impairment based on the fair value of the loan’s collateral.

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

Exhibit 13-35

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

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

The following table presents the classes of the loan portfolio summarized by the pass category and the criticized categories of special mention, substandard and doubtful within the internal risk rating system as of December 31, 2011 and 2010.

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2011	(Dollars in thousands)

Construction and land	$—	$515	$2,563	$—	$3,079
Commercial real estate	19,575	—	2,325	—	21,901
Residential mortgage multifamily real estate	5,749	—	—	—	5,749
Residential mortgage one-to four-family real estate	60,732	1,720	4,230		66,681
Unsecured business loan	40	—	—	—	40
Credit card	37	—		—	37
Home equity	87	—	—	—	87
Passbook loan	37	—	—	—	37
Total	$86,257	$2,235	$9,118	$—	$97,610

Exhibit 13-36

Flatbush Federal Bancorp, Inc. and Subsidiaries

3 - Loans Receivable (Continued)

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2010	(Dollars in thousands)

Construction and land	$3,790	$2,355	$2,040	$—	$8,185
Commercial real estate	19,819	—	3,156	—	22,975
Residential mortgage multifamily real estate	5,890	—	—	—	5,890
Residential mortgage one-to four-family real estate	66,963	1,066	3,801	—	71,830
Unsecured business loan	20	—	—	—	20
Credit card	43	—	4	—	47
Home equity	113	—	—	—	113
Passbook loan	39	—	—	—	39
Total	$96,677	$3,421	$9,001	$—	$109,099

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2011 and 2010:

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Total Loans Receivable	Non-Accrual
	(Dollars in thousands)
December 31, 2011:
Construction and land	$387	$515	$—	$2,176	$2,692	$3,079	$2,176
Commercial real estate	20,122	—	—	1,779	1,779	21,901	1,779
Unsecured Business Loan	40	—	—	—	—	40	—
Residential Multi family Real Estate	5,749	—	—	—	—	5,749	—
Residential One-to four-family Real Estate	60,438	2,014		4,230	6,244	66,681	4,230
Credit Card	33	—	3	—	3	37	—
Home Equity	87	—	—	—	—	87	—
Passbook Loan	37	—	—	—	—	37	—
Total	$86,893	$2,529	$3	$8,185	$10,717	$97,610	$8,185

Exhibit 13-37

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable (Continued)

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Total Loans Receivable	Non-Accrual
	(Dollars in thousands)
December 31, 2010:
Construction and land	$6,144	$—	$—	$2,041	$2,041	$8,185	$2,041
Commercial real estate	20,378	—	—	2,597	2,597	22,975	2,597
Unsecured Business Loan	20	—	—	—	—	20	—
Residential Multi family Real Estate	5,890	—	—	—	—	5,890	—
Residential One-to four-family Real Estate	65,985	1,912	132	3,801	5,845	71,830	3,801
Credit Card	40	—	3	4	7	47	4
Home Equity	99	—	14	—	14	113	—
Passbook Loan	39	—	—	—	—	39	—
Total	$98,595	$1,912	$149	$8,443	$10,504	$109,099	$8,443

The Association may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (TDR). The Association may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculation the Company’s allowance for loan losses.

The Association identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

Exhibit 13-38

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 3 - Loans Receivable (Continued)

The following table reflects information regarding troubled debt restructurings for the year ended December 31, 2011:

		Pre-	Post
		Modification	Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
	Contracts	Investments	Investments

Troubled debt restructurings:

Residential mortgage	3	$819,085	$777,229

There were no troubled debt restructuring which subsequently defaulted during 2011.

Loans whose terms are modified are classified as troubled debt restructurings if the Association grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

The Association has granted loans to its directors and officers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans was $775,000 and $804,000 at December 31, 2011 and 2010, respectively. During the year December 31, 2011, no new related party loans were made.

Note 4 - Loan Servicing

The Association originated loans held for sale and sold them, with servicing retained, to the FHLB under the Mortgage Partnership Finance Program. The conditions for sale include a credit enhancement liability as determined at the time of sale. The FHLB pays the Association a fee for credit enhancement as the loans are paid down. At December 31, 2011 and 2010, the potential contingent liability for credit enhancement amounted to $84,000, which is not recorded in the consolidated financial statements. The total loans serviced under this program amounted to approximately $359,000 and $398,000 at December 31, 2011 and 2010, respectively, which amounts are also not included in the consolidated financial statements. In accordance with guidelines for regulatory capital computations, the contingent liability has been subtracted to compute regulatory capital (see Note 9). No loans were sold to the FHLB during the years ended December 31, 2011 and 2010.

Exhibit 13-39

Flatbush Federal Bancorp, Inc. and Subsidiaries

Custodial escrow balances maintained in connection with loans serviced under this program amounted to approximately $530 and $1,064 at December 31, 2011 and 2010, respectively, and are included in the consolidated statements of financial condition as demand deposits.

Note 5 - Premises and Equipment

	December 31,
	2011	2010

Land	$919,753	$919,753
Buildings and improvements	2,368,327	2,363,327
Accumulated depreciation	(1,201,304)	(1,146,718)
	1,167,023	1,221,609

Leasehold improvements	203,518	203,518
Accumulated amortization	(131,259)	(115,192)

	72,259	88,326

Furniture, fixtures and equipment	709,889	500,164
Accumulated depreciation	(491,867)	(442,032)

	218,022	58,132

	$2,377,057	$2,287,820

Note 6 - Accrued Interest Receivable

	2011	2010

Loans	$428,893	$511,517
Securities held to maturity	125,414	95,572

	$554,307	$607,089

Exhibit 13-40

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 7 – Deposits

	December 31,
	2011		2010
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand deposits:
Non-interest bearing	$5,197,945	0.00%	$5,319,364	0.00%
NOW	320,676	0.30%	318,607	0.30%
	5,518,621		5,637,971

Passbook and club accounts	33,322,694	0.33%	34,690,578	0.33%
Certificates of deposit	76,081,253	1.71%	76,745,008	1.86%

	$114,922,568	1.23%	$117,073,557	1.32%

The scheduled maturities of certificates of deposit are as follows (in thousands):

At December 31,
2011
Year Ending December 31,
2012	$59,843
2013	8,360
2014	4,317
2015	1,563
2016	1,034
Thereafter	964

$76,081

Certificates of deposit with balances of $100,000 or more totaled approximately $35,993,000 and $33,844,000 at December 31, 2011 and 2010, respectively. Deposits in excess of $250,000 are generally not insured by FDIC.

Exhibit 13-41

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 7 - Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2011	2010

Demand	$1,080	$1,230
Passbook and club	127,220	125,710
Certificates of deposit	1,307,990	1,603,403

	$1,436,290	$1,730,343

Note 8 - Advances from Federal Home Loan Bank of New York

	December 31,
	2011		2010
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Amortizing Loans:
Principal repayment in
Years ended December 31,
2011	$—	—%	$1,461,007	4.80%
2012	1,034,952	4.78	1,034,954	4.78
2013	46,622	5.25	46,622	5.25
Total amortizing loans	1,081,574	4.80%	2,542,583	4.80%

Term loans:
Due within one year	$9,000,000	0.31%	9,500,000	1.13%

Total Advances	$10,081,574	0.79%	$12,042,583	1.90%

The carrying value of collateral pledged for the above advances was as follows (in thousands):

	December 31,
	2011	2010
Loans receivable	$46,145	$50,566
Mortgage-backed securities	8,719	10,702

	$54,864	$61,268

Exhibit 13-42

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

	December 31,
	2011	2010
	(In Thousands)

GAAP capital	$13,772	$14,881
Accumulated other comprehensive loss	2,491	1,829
Tier 1 (Core) capital	16,263	16,710
General valuation allowance	957	751
Low-level recourse adjustment	(84)	(84)

Total Regulatory Capital	$17,137	$17,377

Exhibit 13-43

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 9 - Regulatory Capital (Continued)

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)

December 31, 2011:

Total capital (to risk-weighted assets)	$17,137	19.88%	$	≥6,895	≥8.00%	$	≥8,619	≥10.00%

Tier 1 capital (to risk-weighted assets) (1)	16,179	18.77%		≥—	≥—		≥5,171	≥6.00%

Core (Tier 1) capital (to adjusted total assets)	16,263	11.52%		≥5,645	≥4.00%		≥7,056	≥5.00%

Tangible capital (to adjusted total assets)	16,263	11.52%		≥2,117	≥1.50%		≥—	≥—%

December 31, 2010:
Total capital (to risk-weighted assets)	$17,377	20.30%	$	≥6,847	≥8.00%	$	≥8,558	≥10.00%
Tier 1 capital (to risk-weighted assets) (1)	16,626	19.43%		≥—	≥—		≥5,135	≥6.00%
Core (Tier 1) capital (to adjusted total assets)	16,710	11.45%		≥5,836	≥4.00%		≥7,295	≥5.00%
Tangible capital (to adjusted total assets)	$16,710	11.45%	$	≥2,188	≥1.50%	$	≥—	≥—%

(1) Net of contingent liability credit enhancement of $84,000.

The most recent notification from the Association’s primary regulator categorized the Association as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing, or events which have occurred since this notification that management believes have changed the Association’s category.

Note 10 – Stock Repurchase Program

In July 2005, the Company’s Board of Directors authorized a repurchase program of its common stock for up to 50,000 shares which was completed. On August 30, 2007, the Company approved a second stock repurchase program and authorized the repurchase of up to 50,000 shares of the Company’s outstanding shares of common stock. As of December 31, 2011 and 2010, the Company had repurchased 62,750 shares of common stock. No shares were repurchased in 2011 and 2010.

Exhibit 13-44

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

The following table sets forth the Plan’s funded status:

	December 31,
	2011	2010

Change in benefit obligation:
Benefit obligation - beginning	$5,647,829	$5,235,702
Service cost	—	—
Interest cost	304,864	305,372
Actuarial loss	647,643	394,924
Benefits Payments	(285,580)	(288,169)

Benefit obligation - ending	$6,314,756	$5,647,829

Change in plan assets:
Fair value of assets - beginning	$5,621,314	$4,838,494
Actual return on plan assets	(81,112)	570,989
Annuity Payments	(285,580)	(288,169)
Contributions	—	500,000

Fair value of assets - ending	$5,254,622	$5,621,314

Exhibit 13-45

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	December 31,
	2011	2010

Reconciliation of funded status:
Accumulated benefit obligation	$(6,314,756)	$(5,647,829)

Projected benefit obligation	(6,314,756)	(5,647,829)
Fair value of assets	5,254,622	5,621,314

Funded status	$(1,060,134)	$(26,515)

Valuation assumptions:
Discount rate	4.40%	5.54%
Rate of return on long-term assets	8.00%	9.00%

	Years Ended December 31,
	2011	2010

Net periodic pension expense:
Service cost	$—	$—
Interest cost	304,864	305,372
Expected return on assets	(492,880)	(424,680)
Amortization of unrecognized net loss	242,712	229,604

Total Net Periodic Pension Expense Included in Salaries and Employee Benefits	$54,696	$110,296

Valuation assumptions:
Discount rate	5.54%	6.00%
Rate of return on long-term assets	9.00%	9.00%

The Association expects to make a contribution of $1,500,000 during 2012.

The Plan has invested in following categories of investments:

	December 31,
	2011	2010

Equity/mutual funds	61.98%	64.98%
Fixed income	38.02%	35.02%

	100.00%	100.00%

Exhibit 13-46

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

The fair values of the Company’s pension plan assets at December 31, 2011 and 2010, by asset category (see Note 16 for the definitions of Levels), are as follows:

December 31, 2011	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$470,534	$470,534	$—	$—
Small-Cap Core (b)	620,538	620,538	—	—
	1,091,072	1,091,072		—
Common/Collective Trusts – Equity:
Large-Cap Core (c)	556,298	—	556,298	—
Large-Cap Value (d)	274,036	—	274,036	—
Large-Cap Growth (e)	756,620	—	756,620	—
International Growth (f)	578,759	—	578,759	—
	2,165,713	—	2,165,713	—
Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,997,836	—	1,997,836	—

	$5,254,622	$1,091,072	$4,163,550	—

(a)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around Russell 1000 index. The portfolio holds approximately 150 stocks.
(b)	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Barclays Capital U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

Exhibit 13-47

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

December 31, 2010	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Asset Category:
Mutual funds – Equity:
Large-Cap Value (a)	$507,220	$507,220	$—	$—
Small-Cap Core (b)	673,134	673,134	—	—
	1,180,354	1,180,354	—	—
Common/Collective Trusts – Equity:
Large-Cap Core (c)	578,123	—	578,123	—
Large-Cap Value (d)	293,325	—	293,325	—
Large-Cap Growth (e)	829,019	—	829,019	—
International Growth (f)	772,022	—	772,022	—
	2,472,489	—	2,472,489	—
Common/Collective Trusts – Fixed Income:
Market Duration Fixed (g)	1,968,471	—	1,968,471	—

	$5,621,314	$1,180,354	$4,440,960	$—

(a)	This category consists of investments whose sector and industry exposures are maintained within a narrow band around Russell 1000 index. The portfolio holds approximately 150 stocks.
(b)	This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 index. The portfolio will typically hold more than 150 stocks.
(c)	This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.
(d)	This category contains large-cap stocks with above-average yield. The portfolio typically holds between 60 and 70 stocks.
(e)	This category consists of a portfolio of between 45 and 65 stocks that will typically overweight technology and health care.
(f)	This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks with 0%-35% invested in emerging markets securities.
(g)	This category consists of an index fund that tracks the Barclays Capital U.S. Aggregate Bond index. The fund invests in Treasury, agency, corporate, mortgage-backed and asset-backed securities.

Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$283,899
2013	290,982
2014	309,678
2015	330,145
2016	347,612
2017-2021	1,966,674

Exhibit 13-48

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

At December 31, 2011, unrecognized net loss amounted to $3,895,593, which is included in accumulated other comprehensive loss. At December 31, 2010, unrecognized net loss amounted to $2,916,670 and was included in accumulated other comprehensive loss. For the year ending December 31, 2012, $382,216 of net loss is expected to be amortized in pension expense.

Postretirement Benefits

The Association provides certain health care and life insurance benefits to employees retired as of January 1, 1995. The following tables set forth the Plan’s funded status and the components of net postretirement benefit cost:

	December 31,
	2011	2010
Changes in benefit obligations:
Benefit obligation - beginning	$237,044	$237,867
Interest cost	12,480	13,584
Unrecognized net loss (gain) amortization	235	6,187
Benefits paid	(19,922)	(20,594)

Benefit obligation - ending	$229,837	$237,044

Reconciliation of funded status:
Accumulated benefit obligation	$(229,837)	$(237,044)
Postretirement benefit obligation	$(229,837)	$(237,044)

Valuation assumptions:
Discount rate	4.40%	5.54%

Exhibit 13-49

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Postretirement Benefits (Continued)

	Years Ended December 31,
	2011	2010

Net periodic expense:
Unrecognized net loss amortization	$5,180	$4,732
Interest cost	12,480	13,584
Unrecognized past service liability	3,824	3,824

Net postretirement benefit cost included in salaries and employee benefits	$21,484	$22,140

Valuation assumptions:
Discount rate	5.54%	6.00%
Current medical trend	9.00%	9.00%
Ultimate medical trend	5.00%	5.00%

The Plan is unfunded. It is estimated that contributions of approximately $23,330 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$23,330
2013	23,836
2014	24,008
2015	23,807
2016	23,150
2017-2021	97,933

At the year ended December 31, 2011, a medical cost trend rate of 8.0%, was estimated. For the year ended December 31, 2010, a medical cost trend of 9.00% was estimated. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2011 and 2010, by $13,000 and $14,000, respectively. The aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2011 and 2010 were not affected.

At December 31, 2011, unrecognized prior service cost and unrecognized net loss amounted to $23,692 and $65,479, respectively, and were included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net loss amounted to $27,516 and $70,424, respectively, and were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $5,304 of net loss and $3,824 of prior service cost are expected to be amortized in post-retirement benefit expense.

Exhibit 13-50

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”)

	December 31,
	2011	2010
Changes in benefit obligations:
Benefit obligation - beginning	$740,644	$742,790
Service cost	13,552	11,448
Interest cost	38,456	41,776
Actuarial loss(gain)	139,702	37,630
Benefits paid	(93,000)	(93,000)

Benefit obligation - ending	$839,354	$740,644

Reconciliation of funded status:
Accumulated benefit obligation	$(733,033)	$(678,084)
Projected benefit obligation	$(839,354)	$(740,644)
Fair value of assets	—	—
Funded status	$(839,354)	$(740,644)

Valuation assumptions:
Discount rate	4.40%	5.54%
Salary increase rate	3.00%	3.00%

	Years Ended December 31,
	2011	2010
Net periodic expense:
Service cost	$13,552	$11,448
Interest cost	38,456	41,776
Unrecognized past service liability	11,776	11,776
Net SERP cost included in salaries and employee benefits	$63,784	$65,000

Valuation assumptions:
Discount rate	5.54%	6.00%
Salary increase rate	3.00%	3.00%

Exhibit 13-51

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Supplemental Employee Retirement Plan (“SERP”) (Continued)

The Plan is unfunded. It is estimated that contributions of approximately $93,185 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$93,185
2013	93,398
2014	96,541
2015	101,054
2016	13,542
2017-2021	170,938

At December 31, 2011, unrecognized prior service cost and unrecognized net loss amounted to $69,848 and $193,165, respectively, and were included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net loss of $81,624 and $51,680, respectively, were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $11,776 of prior service cost and $13,520 of unrecognized net loss is expected to be amortized in SERP expense.

Retirement Plan for Directors

	December 31,
	2011	2010

Changes in benefit obligations:
Benefit obligation – beginning	$209,088	$210,030
Service cost	8,444	7,248
Interest cost	11,164	11,768
Actuarial loss (gains)	42,005	7,042
Benefits paid	(19,300)	(27,000)

Benefit obligation - ending	$251,401	$209,088

Reconciliation of funded status:
Accumulated benefit obligation	$(190,213)	$(166,620)
Projected benefit obligation	$(251,401)	$(209,088)
Market value of assets	—	—
Funded status	$(251,401)	$(209,088)

Valuation assumptions:
Discount rate	4.00%	5.54%
Salary increase rate	3.00%	3.00%

Exhibit 13-52

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

	Year Ended December 31,
	2011	2010
Net periodic expense:
Service cost	$8,444	$7,248
Interest cost	11,164	11,768
Unrecognized (gain)	(2,360)	(3,000)
Unrecognized past service liability	5,512	5,512

Net cost included in directors’ compensation	$22,760	$21,528
Valuation assumptions:
Discount rate	5.54%	6.00%
Salary increase rate	3.00%	3.00%

The Plan is unfunded. It is estimated that contributions of approximately $1,786 will be made during the year ending December 31, 2012. Expected benefit payments under the Plan are as follows:

Year Ended December 31,
2012	$1,786
2013	3,591
2014	17,813
2015	18,222
2016	18,694
2017-2021	71,454

Exhibit 13-53

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Retirement Plan for Directors (Continued)

At December 31, 2011, unrecognized prior service cost and unrecognized net gain amounted to $42,275 and $7,320, respectively, and are included in accumulated other comprehensive loss. At December 31, 2010, unrecognized prior service cost and unrecognized net gain of $47,787 and $51,685, respectively, were included in accumulated other comprehensive loss. For the year ended December 31, 2012, $5,512 of prior service cost is expected to be amortized in expense.

ESOP

The Company has established an ESOP for all eligible employees. The ESOP used $696,160 of proceeds from a term loan from the Company to purchase 105,294 shares (adjusted for the February, 2005 and March, 2006 stock dividends) of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 20 years. Interest on the term loan is payable monthly, commencing on November 1, 2003, at the rate of 5.5% per annum. The Association intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2011 and 2010, the Association made cash contributions of $57,000 to the ESOP, of which $29,000 and $28,000, respectively, was applied to loan principal. At December 31, 2011 and 2010, the loan had an outstanding balance of $495,000 and $524,000, respectively.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company records compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of stockholders’ equity. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $25,000 and $25,000 for the years ended December 31, 2011 and 2010, respectively, which is included in salary and employee benefits.

The ESOP shares are summarized as follows:

	December 31,
	2011	2010
Unearned shares	61,858	67,123
Shares committed to be released	—	—
Shares released	35,232	29,967
Shares distributed	8,204	8,204
	105,294	105,294

Fair value of unearned shares	$194,853	$402,738

Exhibit 13-54

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of Company common stock, and vest over a period of eight years (12.5% annually from the date of grant). The Restricted Stock Awards become fully vested upon the death or disability of the holder. At December 31, 2011 and 2010, there were no shares remaining available for future restricted stock awards.

The following is a summary of the status of the Company’s non-vested restricted shares for the years ended December 31, 2011 and 2010:

	Restricted Shares	Weighted Average Grant Date Fair Value

Non-vested as of December 31, 2009	11,398	$9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2010	7,598	9.71
Vesting	3,800	9.71
Non-vested as of December 31, 2011	3,798	$9.71

No shares were granted or forfeited during the years ended December 31, 2011 and 2010. During both the years ended December 31, 2011 and 2010, the Company recorded $41,000 of stock-based compensation expense and the income tax benefit attributed to this expense was $17,000 during each year. Expected future compensation expense relating to the 3,798 non-vested restricted share awards as of December 31, 2011 is $41,000 over a weighted average period of 1 year.

Stock Options

Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 12.5% per year commencing one year after the grant date. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant. At December 31, 2011 and 2010, there were 57,357 shares available for future option grants.

Exhibit 13-55

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 11 - Benefit Plans (Continued)

Stock Options (Continued)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise price

Balance at December 31, 2009	82,378	$9.71
Granted	—
Exercised	—
Forfeited	—
Balance at December 31, 2010	82,378	9.71
Granted	—
Exercised	—
Forfeited	—
Balance at December 31, 2011	82,378	$9.71
Exercisable at December 31, 2011	75,503	$9.71

During both the years ended December 31, 2011 and 2010, the Company recorded $41,000 for stock option expense and the tax benefit attributed to non-qualified stock option expense was $3,000 in each year.

Expected future compensation expense relating to the 6,875 nonvested options outstanding as of December 31, 2011 is $27,843 over a weighted-average period of 1 year.

At December 31, 2011 and 2010, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0 and the weighted average remaining contractual term was 3 and 4 years, respectively. At and for the years ended December 31, 2011 and 2010, there was no dilutive effect of stock options.

Note 12 - Income Taxes

The Association qualifies as a savings and loan association under the provisions of the Internal Revenue Code and, therefore, was permitted, prior to January 1, 1996, to deduct from Federal taxable income an allowance for bad debts based on eight percent of taxable income before such deduction, less certain adjustments, subject to certain limitations. Beginning January 1, 1996, the Association, for Federal income tax purposes, must calculate its tax bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2011 and 2010, include approximately $3,368,000 of such bad debt deductions for which income taxes have not been provided. During 2010, amendments of the New York State and New York City’s tax law and ordinance conformed the bad debt deduction to the deduction allowed under the Federal income tax law for taxable years beginning on or after January 1, 2010.

Exhibit 13-56

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 12 - Income Taxes (Continued)

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2011	2010
Current income tax expense:
Federal	$7,610	$435,949
State and city	34,768	102,960

	42,378	538,909

Deferred income tax (benefit):
Federal	(307,983)	(220,694)
State and city	(365,996)	(161,966)

	(673,979)	(382,660)

	$(631,601)	$156,249

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the applicable Federal income tax rate of 34% to consolidated (loss) income before income taxes:

	Years Ended December 31,
	2011	2010
Federal income tax (benefit) expense	$(431,726)	$203,143
(Decreases) increases in income taxes resulting from:
New York State and City taxes, net of federal income tax effect	(218,610)	(38,944)
BOLI income and other non-taxable items	(18,735)	(7,950)

Income Tax (Benefit) Expense	$(631,601)	$156,249
Effective Income Tax Rate	49.74%	26.15%

Exhibit 13-57

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 12 - Income Taxes (Continued)

The income tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2011	2010

Deferred income tax assets:
Allowance for loan losses	$1,013,995	$686,302
Non-accrual interest	437,777	276,891
Depreciation	73,902	134,011
Deferred compensation	308,592	309,342
Benefit plans	774,357	346,695
Net operating loss carry forward	341,961	—
Other	86	46,904
	2,950,670	1,800,145
Deferred income tax liabilities	—	—

Net Deferred Income Tax Asset Included in Other Assets	$2,950,670	$1,800,145

At December 31, 2011, the Company had net operating loss carry forwards of $634,000 for federal purposes and $1.1 million for New York State and New York City purposes. As a result of the $9.1 million gain recognized on the January 2012 building sale (discussed in Notes 1 and 20 to these consolidated financial statements), the Company expects to fully utilize all net operating loss carry forwards in 2012.

Exhibit 13-58

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 13 – Comprehensive Income

The components of accumulated other comprehensive loss included in stockholders’ equity are as follows:

	December 31,
	2011	2010
Pension plan:
Unrecognized net loss	$(3,895,593)	$(2,916,670)

Postretirement benefits:
Unrecognized net loss	(65,479)	(70,424)
Unrecognized prior service cost	(23,692)	(27,516)

SERP:
Unrecognized net loss	(193,165)	(51,680)
Unrecognized prior service cost	(69,848)	(81,624)

Retirement Plan for Directors:
Unrecognized net gain	7,320	51,685
Prior service cost	(42,275)	(47,787)

Accumulated comprehensive loss before taxes	(4,282,732)	(3,144,016)
Tax Effect	1,792,102	1,315,556

Accumulated other comprehensive loss	$(2,490,630)	$(1,828,460)

Exhibit 13-59

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 13 – Comprehensive Income (Continued)

The components of other comprehensive loss and related tax effect is presented in the following table:

	Years Ended December 31,
	2011	2010
Pension plan:
Net (loss)	$(978,923)	$(19,011)

Postretirement benefits:
Net gain (loss)	4,945	(1,455)
Prior service cost	3,824	3,824

SERP:
Net (loss)	(141,485)	(37,630)
Prior service cost	11,776	11,776

Retirement Plan for Directors:
Net (loss)	(44,365)	(10,042)
Prior service cost	5,512	5,512

Other comprehensive (loss) before taxes	(1,138,716)	(47,026)

Tax effect	476,546	19,680

Other comprehensive (loss)	(662,170)	$(27,346)

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

Exhibit 13-60

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

The Association has outstanding various commitments to originate or purchase loans as follows:

	December 31,
	2011	2010
Mortgage loans	$405,000	$2,244,000
Secured credit cards	136,223	131,000

	$541,223	$2,375,000

At December 31, 2011, the outstanding mortgage loan commitments included $405,000 for fixed interest rates at 4.75%.

At December 31, 2010, the outstanding mortgage loan commitments included $1,644,000 for fixed interest rates ranging from 4.25% to 5.75% and $600,000 for adjustable interest rates at 5.50%.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $201,000 and $116,000 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year are as follows:

Year Ended December 31,	Amount
2012	$284,699
2013	290,396
2014	296,201
2015	302,125
2016	308,930
Thereafter	1,487,513

The Company and the Association also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

Exhibit 13-61

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 15 - Contingencies

The Company and the Association are parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Association could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amount reported at each year-end.

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

The Company had no assets which are required to be measured on a recurring basis at December 31, 2011 and 2010.

Exhibit 13-62

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)

Impaired Loans
December 31, 2011	$5,422	$—	$—	$5,422
December 31, 2010	$4,769	$—	$—	$4,769

The Company had no liabilities which are required to be measured on a recurring or non-recurring basis at December 31, 2011 and 2010.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2011 and 2010:

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

Exhibit 13-63

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

Exhibit 13-64

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

As of December 31, 2011 and 2010, the fair value of commitments to extend credit were not considered to be material.

The estimated fair values of the Association’s financial instruments were as follows at December 31, 2011 and 2010.

	December 31,
	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$8,801	$8,801	$8,184	$8,184
Securities held to maturity	25,749	27,402	21,780	23,084
FHLB stock	698	698	808	808
Loans receivable	95,162	101,557	106,478	112,166
Accrued interest receivable	554	554	607	607

Financial liabilities:
Deposits	114,923	116,442	117,074	118,460
Advances from FHLB	10,082	10,113	12,043	12,209
Accrued interest payable	5	5	28	28

Exhibit 13-65

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 17 - Parent Only Financial Information

The Company operates its wholly owned subsidiary, the Association. The earnings of the Association are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2011 and 2010.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$124,408	$227,008
Investment in the Association	13,772,427	14,881,231
ESOP loan receivable	494,736	523,959
Other assets	191,457	125,530

Total Assets	$14,583,028	$15,757,728

Liabilities and Stockholders’ Equity

Other liabilities	$23,003	$4,211
Stockholders’ equity	14,560,025	15,753,517

Total Liabilities and Stockholders’ Equity	$14,583,028	$15,757,728

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2011	2010

Interest income	$29,529	$31,765
Undistributed earnings (distribution in excess of earnings) of Association	(553,496)	474,794

	(523,967)	506,559

Non-interest expenses	157,842	93,507

(Loss) income before Income Tax Benefit	(681,809)	413,052

Income tax benefit	(43,626)	(28,177)

Net (Loss) Income	$(638,183)	$441,229

Exhibit 13-66

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 17 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2011	2010

Cash Flows from Operating Activities
Net income	$(638,183)	$441,229
Undistributed earnings (distribution in excess of earnings) of Association	553,496	(474,794)
Increase in other assets	(65,927)	(30,927)
(Decrease) increase in other liabilities	18,791	(3,154)

Net Cash (Used in) Operating Activities	(131,823)	(67,646)

Cash Flows from Investing Activities
Repayments ESOP loan receivable	29,223	27,669

Net (Decrease) in Cash and Cash Equivalents	(102,600)	(39,977)

Cash and Cash Equivalents - Beginning	227,008	266,985

Cash and Cash Equivalents - Ending	$124,408	$227,008

Exhibit 13-67

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 18 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)

Interest income	$1,763	$1,712	$1,662	$1,669
Interest expense	412	388	378	376

Net Interest Income	1,351	1,324	1,284	1,293

Provision for loan losses	139	1,564	—	8

Net Interest Income (loss) after Provision for Loan Losses	1,212	(240)	1,284	1,285

Non-interest income	63	96	62	62
Non-interest expenses	1,252	1,201	1,385	1,256

Income (loss) before Income Tax Expense (Benefit)	23	(1,345)	(39)	91

Income tax expense (benefit)	(13)	(548)	(19)	(52)

Net Income (loss)	$36	$(797)	$(20)	$143

Net income (loss) per common share, basic and diluted	$0.01	$(0.30)	$(0.01)	$(0.05)

Exhibit 13-68

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

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

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income - Presentation of Comprehensive Income”. The provisions of this ASU amend FASB Accounting Standards Codification (“ASC”) Topic 220, “Comprehensive Income,” to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The ASU prohibits the presentation of the components of comprehensive income in the statement of stockholder’s equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all 3 presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements.

Exhibit 13-69

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 19 - Recent Accounting Pronouncements (Continued)

The FASB subsequently issued ASU 2011-12, which defers the presentation of all reclassification adjustments while the FASB considers the operational concerns raised with regard to this presentation, as well as whether or not this presentation meets the needs of financial statement users. Until the FASB has reached a decision, reporting entities should continue to present reclassifications out of accumulated other comprehensive income consistent with pre-existing requirements.

The provision to prepare either a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income remains in effect for fiscal years and interim periods beginning after December 15, 2011 for public companies, and for fiscal years ending after December 15, 2012 for nonpublic companies. As the two remaining options for presentation existed prior to the issuance of this ASU, early adoption is permitted. The Company does not expect the adoption of these pronouncements to have a material impact on consolidated operations or financial position.

The FASB issued ASU 2011-04 to amend FASB ASC Topic 820, Fair Value Measurements, to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholder’s equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. For nonpublic entities, the ASU is effective for annual periods beginning after December 15, 2011. The Company does not expect the adoption of these pronouncements to have a material impact on consolidated operations or financial position.

Note 20 – Property Sale

During 2010, the Company entered into an agreement (the “Agreement”) to sell its current main branch building and a portion of Flatbush Federal’s adjoining real estate to a third party (the “Purchaser”) (the “Transfer”). Under the Agreement, Purchaser would acquire Flatbush Federal’s current main branch building located at 2146 Nostrand Avenue, Brooklyn, New York (“Property A”). In addition thereto, the Purchaser would take title to 2158 Nostrand Avenue, Brooklyn, New York (“Property B”), and an approximately 12,305 square foot parcel (“Property C”) of a larger adjoining parking lot (“Lot 124”) abutting parts of Nostrand Avenue and Hillel Place, Brooklyn, New York (Property A, Property B, and Property C are collectively, the “Properties”).

Exhibit 13-70

Flatbush Federal Bancorp, Inc. and Subsidiaries

Note 20 – Property Sale (Continued)

On March 24, 2011, the Company and the Purchaser entered into an amendment to the Agreement. The significant terms of the Agreement, as amended, are as follows:

1.	The Purchaser was required to subdivide Lot 124 (of which Property C forms a part of) into two separate tax lots or parcels (the “Subdivision”). Lot 124 consists of (i) Parcel C and (ii) a 3,100 square foot parcel which abuts Hillel Place (the “Retained Property”). Flatbush Federal will retain title to the Retained Parcel, which will become the site of a new branch building (“Branch Building”).

2.	The Transfer must close (the “Closing”) five (5) days after the date the Subdivision has been approved and new tax lot numbers are assigned to Property C and the Retained Property.

3.	The Purchaser is obligated to complete construction of and deliver to the Company a building containing a 3,000 square foot ground floor bank branch, a cellar, and three (3) additional floors of office space. In consideration of constructing the three (3) additional floors of office space, the Purchaser shall receive a credit at the Closing.

4.	One of the principals of the Purchaser will personally guarantee the Purchaser’s obligation to deliver the bank branch and office building to Flatbush Federal.

The Company plans to use the additional three (3) floors of office space (consisting of approximately 7,125 of additional square feet) for its executive and administrative offices.

The transfer closed on January 13, 2012; at that date the Company received $6,340,000 in cash and a building valued at $3,176,000 and recorded a pre-tax gain of $9,073,000.

Upon the Closing, Flatbush Federal began leasing back Property A on an interim basis for its continued use as a temporary bank branch (the “Branch Lease”) for one ($1.00) dollar per year. Flatbush Federal must relocate to the new Branch Building no later than 45 days after the Purchaser completes the construction of the Branch Building and if applicable, the Purchaser’s contractor has completed construction of the interior build-out and delivers to Flatbush Federal a temporary certificate of occupancy for the Branch Building, Bank branch expansion and interior build-out. At that time, the Branch Lease will terminate, and Flatbush Federal will open the Branch Building for business as its new bank branch.

Exhibit 13-71

Flatbush Federal Bancorp, Inc. and Subsidiaries

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

Jesus R. Adia

President and Chief Executive Officer

John S. Lotardo

Executive Vice President and Chief Financial Officer

Exhibit 13-72

Flatbush Federal Bancorp, Inc. and Subsidiaries

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 2146 Nostrand Avenue, Brooklyn, NY 11210 on May 24, 2012 at 11:00 a.m.

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

Annual Report on Form 10-K

A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2011 as filed with the Securities and Exchange Commission is available without charge to shareholders by written request to the Company. It may also be accessed on our website at: www.flatbush.com

Exhibit 13-73

Flatbush Federal Bancorp, Inc. and Subsidiaries

Market Information

The Company’s Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol “FLTB.”

The following table sets forth the range of the high and low bid prices of the Company’s Common Stock since December 31, 2009, and is based upon information provided on the Yahoo Finance website. The Company declared 10% stock dividends on February 23, 2006 and March 22, 2005.

	Prices of Common Stock
	High	Low
Calendar Quarter Ended
December 31, 2011	$4.00	$3.15
September 30, 2011	$5.00	$3.50
June 30, 2011	$5.60	$4.70
March 31, 2011	$6.00	$5.40
December 31, 2010	$6.00	$5.15
September 30, 2010	$6.97	$4.20
June 30, 2010	$5.25	$4.11
March 31, 2010	$4.55	$3.70

As of December 31, 2011, the Company had 460 stockholders of record.

Exhibit 13-74